As filed with the Securities and Exchange Commission on October 15, 2021
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Milan Laser Inc.
(Exact name of registrant as specified in its charter)

Delaware	7299	87-1790673
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
17645 Wright Street, Suite 300
Omaha, NE 68130
Telephone: (833) 887-0101
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Shikhar Saxena
Chief Executive Officer
17645 Wright Street, Suite 300
Omaha, NE 68130
Telephone: (833) 887-0101
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Howard Sobel Gregory P. Rodgers Drew Capurro Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 Telephone: (212) 906-1200 Fax: (212) 751-4864	Milan Laser Inc. Jared Widseth General Counsel 17645 Wright Street, Suite 300 Omaha, NE 68130 Telephone: (833) 887-0101	Roxane F. Reardon Lesley Peng Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 Telephone: (212) 455-2000 Fax: (212) 455-2502

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT IS DECLARED EFFECTIVE.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A common stock, $0.01 par value per share	$100,000,000	$9,270

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes the offering price of shares of Class A common stock that may be sold if the option to purchase additional shares of Class A common stock granted by the Registrant to the underwriters is executed.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to completion. Dated October 15, 2021.
           Shares
Milan Laser Inc.
Class A Common Stock

This is an initial public offering of shares of Class A common stock of Milan Laser Inc. We are selling         shares of Class A common stock.
Prior to this offering, there has been no public market for the Class A common stock. It is currently estimated that the initial public offering price per share of Class A common stock will be between $      and $      . We intend to apply to list our Class A common stock on the New York Stock Exchange under the symbol “MLAN.”
We will have three classes of common stock outstanding after this offering: Class A common stock, Class B common stock and Class C common stock. Each share of our Class A common stock entitles its holder to one vote per share and each share of our Class B common stock and Class C common stock initially entitles its holder to ten votes per share on all matters presented to our stockholders generally (for so long as the aggregate number of outstanding shares of our Class B common stock and Class C common stock held by our Co-founders (as defined below) or their permitted transferees represents at least 20% of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share). Immediately following the consummation of this offering, all of the outstanding shares of our Class B common stock will be held by the Continuing Equity Owners (as defined below), which will represent in the aggregate approximately    % of the voting power of our outstanding common stock after this offering (or approximately    % if the underwriters exercise in full their option to purchase additional shares) and all of the outstanding shares of our Class C common stock will be held by the Blocker Stockholder (as defined below), which will represent in the aggregate approximately     % of the voting power of our outstanding common stock after this offering (or approximately     % if the underwriters exercise in full their option to purchase additional shares).
We will be a holding company, and upon consummation of this offering and the application of proceeds therefrom, our principal asset will consist of LLC Interests (as defined below) we acquire directly or indirectly from Milan Parent, LLC and certain of the Continuing Equity Owners using the proceeds from this offering and from the Blocker Stockholder by the Blocker Merger, collectively representing an aggregate    % economic interest in Milan Parent, LLC. Of the remaining    % economic interest in Milan Parent, LLC,    % will be owned by the Continuing Equity Owners.
We intend to use the net proceeds from this offering (i) to purchase          newly-issued LLC Interests (or         LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly from Milan Parent, LLC, (ii) to purchase         LLC Interests directly from Continuing Equity Owners and (iii) as cash consideration to the Blocker Stockholder in the Blocker Merger, in each case, at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts. Milan Parent, LLC intends to use the net proceeds it receives from the sale of LLC Interests to Milan Laser Inc. to pay down a portion of our 2021 Credit Facility (as defined below) and for general corporate purposes, including to support the growth of our business. Milan Parent, LLC will not receive any proceeds from the purchase by Milan Laser Inc. of the LLC Interests owned by the Continuing Equity Owners or paid as cash consideration to the Blocker Stockholder in the Blocker Merger. Milan Parent, LLC will bear or reimburse Milan Laser Inc. for all of the expenses of this offering. See “Use of Proceeds.”
Milan Laser Inc. will be the sole managing member of Milan Parent, LLC. We will operate and control all of the business and affairs of Milan Parent, LLC and its direct and indirect subsidiaries and, through Milan Parent, LLC and its direct and indirect subsidiaries, conduct our business.
In connection with this offering, we will enter into the Tax Receivable Agreement (as defined below), which will require Milan Laser Inc. to make cash payments to the TRA Participants (as defined below) in respect of certain tax benefits to which Milan Laser Inc. may become entitled, and we expect that the payments Milan Laser Inc. will be required to make will be significant. See “Certain Relationships and Related Party Transactions — Tax Receivable Agreement.”
Following this offering, we will be a “controlled company” within the meaning of the New York Stock Exchange rules. See “Our Organizational Structure” and “Management — Controlled Company Exception.”
We are an “emerging growth company” and “smaller reporting company” and will be subject to reduced public reporting requirements. This prospectus reflects certain reduced disclosure requirements that apply to an issuer that is an emerging growth company and a smaller reporting company. See “Summary — Implications of Being an Emerging Growth Company.”

See “Risk Factors” beginning on page 31 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Milan Laser Inc.	$	$

(1)
We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting.”

The underwriters have the option to purchase up to an additional        shares of Class A common stock from us at the initial price to public less the underwriting discounts within 30 days of the date of this prospectus.
The underwriters expect to deliver the shares of Class A common stock against payment in New York, New York on            , 2021.

Goldman Sachs & Co. LLCJefferies
Prospectus dated            , 2021.

Neither we nor the underwriters have authorized anyone to provide you with any information or to make any representation other than those contained in this prospectus, and any amendment or supplement hereto and any free writing prospectus prepared by or on behalf of us or to which we have referred you. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus that we file with the Securities and Exchange Commission. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered by this prospectus, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date regardless of the time of delivery of this prospectus or of any sale of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

For investors outside the United States: we have not, and the underwriters have not, done anything that would permit this offering or the possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock and the distribution of this prospectus outside the United States. See “Underwriting.”

BASIS OF PRESENTATION
Organizational Structure
In connection with the closing of this offering, we will undertake certain organizational transactions to reorganize our corporate structure. Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the consummation of the organizational transactions described in the section titled “Our Organizational Structure” and this offering, and the application of the proceeds therefrom, which we refer to collectively as the “Transactions.”
See “Our Organizational Structure” for a diagram depicting our organizational structure after giving effect to the Transactions, including this offering.
Certain Definitions
As used in this prospectus, unless the context otherwise requires, references to:
•
“we,” “us,” “our,” the “Company,” “Milan” and similar references refer: (1) following the consummation of the Transactions, including this offering, to Milan Laser Inc., and, unless otherwise stated, all of its direct and indirect subsidiaries, including Milan Parent, LLC and (2) prior to the completion of the Transactions, including this offering, to Milan Parent, LLC and, unless otherwise stated, all of its direct and indirect subsidiaries.

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“1940 Act” means the Investment Company Act of 1940, as amended.

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“2019 Facility” means the revolving credit facility pursuant to the credit agreement dated August 14, 2019, by and among Milan Laser Holdings LLC, as Borrower, Milan Intermediate LLC, BNP Paribas as Administrative Agent and Collateral Agent and the lenders party thereto from time to time.

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“2021 Credit Facility” means the term loan, revolving credit and other credit facilities available pursuant to the Credit Agreement.

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“Anti-Kickback Statute” means the federal Anti-Kickback Statute, codified at 42 U.S. Code § 1320a-7b(b).

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“Blocker Company” refers to an entity affiliated with LGP that is a direct owner of LLC Interests prior to the Transactions and is taxable as a corporation for U.S. federal income tax purposes.

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“Blocker Stockholder” refers to the entity affiliated with LGP that owns the Blocker Company prior to the Transactions, who will exchange its interests in the Blocker Company for shares of our Class C common stock and a right to certain payments pursuant to the Tax Receivable Agreement, as well as cash consideration.

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“CCPA” means the California Consumer Privacy Act.

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“CFPB” means the Bureau of Consumer Financial Protection.

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“Class A LLC Interests” refer to the Class A common units of Milan Parent, LLC.

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“Class B LLC Interests” refer to the Class B common units of Milan Parent, LLC, that will be exchanged for Class B common stock in connection with the Transactions, which do not have any right to receive dividends or to receive a distribution upon dissolution or liquidation.

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“Class A common stock” means shares of our Class A common stock, par value $0.01 per share, offered hereby, entitling its holders to one vote for each share held of record on all matters submitted to a vote of stockholders and entitled to receive ratable portions of our remaining assets available for distribution upon our dissolution or liquidation, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any.

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“Class B common stock” means shares of our Class B common stock, par value $0.01 per share, initially entitling its holders to ten votes per share on all matters presented to our stockholders generally (for so long as the aggregate number of outstanding shares of our Class B common stock and Class C common stock held by our Co-founders or their permitted transferees represents at least 20% of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share), which do not have any right to receive dividends or to receive a distribution upon dissolution or liquidation (except in the event of a separation and distribution or spin-off transaction, in which holders of Class B common stock shall be entitled to receive a special dividend granting them high-vote common stock in the spun-off entity).
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“Class C common stock” means shares of our Class C common stock, par value $0.01 per share, offered hereby, initially entitling its holders to ten votes for each share held of record on all matters submitted to a vote of stockholders (for so long as the aggregate number of outstanding shares of our Class B common stock and Class C common stock held by our Co-founders or their permitted transferees represents at least 20% of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share) and entitled to receive ratable portions of our remaining assets available for distribution upon our dissolution or liquidation, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any.

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“Co-founders” means Shikhar Saxena, M.D., and Abe Schumacher, M.D.

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“Continuing Equity Owners” refer collectively to direct or indirect holders of LLC Interests and our Class B common stock immediately following consummation of the Transactions, including entities affiliated with LGP and our co-founders and their respective permitted transferees who may, following the consummation of this offering, exchange their LLC Interests (along with an equal number of shares of Class B common stock (and such shares shall be immediately cancelled)) for, at our election (determined by at least           of our independent directors (within the meaning of the New York Stock Exchange rules) who are disinterested), cash or newly-issued shares of our Class C common stock as described in “Certain Relationships and Related Party Transactions — Milan Parent, LLC Limited Liability Company Agreement — Agreement in Effect After this Offering.” As used herein, the Blocker Stockholder is not a Continuing Equity Owner.

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“COVID-19” means the novel strain of coronavirus that emerged in December 2019, and any variants thereof.

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“CPOM” means providing licensed medical services, including laser hair removal services, employing and exercising control over licensed physicians or other healthcare professionals (such activities are generally referred to as the “corporate practice of medicine,” or CPOM).

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“Credit Agreement” means that certain Credit and Guaranty Agreement, dated as of April 27, 2021 by and among Milan Laser Holdings LLC, as Borrower, Milan Intermediate LLC, the other guarantors party thereto, Owl Rock Capital Corporation as Administrative Agent and Collateral Agent and the lenders and issuing banks party thereto from time to time.

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“Credit Facility Adjusted EBITDA” means our Adjusted EBITDA as calculated in accordance with our 2021 Credit Facility and used to determine our compliance with certain ratios in our 2021 Credit Facility, tested each quarter on the basis of the preceding four quarters.

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“Dodd-Frank Act” means the Dodd-Frank Wall Street Reform and Customer Protection Act.

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“Exchange Act” means the Securities Exchange Act of 1934, as amended.

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“Existing Agreement” refers to Milan Parent, LLC’s second amended and restated limited liability company agreement, which was effective prior to the consummation of this offering and will be amended and restated by the Milan Parent, LLC Limited Liability Company Agreement.

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“False Claims Act” means the federal False Claims Act codified at 31 U.S.C. §§ 3729 – 3733.

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“FDA” means the U.S. Food & Drug Administration.

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“Fiscal year 2020” means, with respect to our consolidated historical financials, the fiscal year ended December 31, 2020.

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“GAAP” means accounting principles generally accepted in the U.S.

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“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and the regulations that implement both laws.

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“IRS” means the Internal Revenue Service.

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“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

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“LGP” refers to certain affiliated entities of Leonard Green & Partners, L.P.

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“LGP Transaction” means the transaction on June 24, 2019 whereby LGP completed the acquisition of a controlling interest in us.

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“LLC Interests” refer to the Class A LLC Interests and the Class B LLC Interests, as applicable.

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“LTM” means the last twelve-month period preceding a given date.

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“Original Equity Owners” refer to the direct and indirect owners of LLC Interests, collectively, prior to the consummation of the Transactions, which include LGP and its co-founders.

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“Manager Entity” means Milan Laser Corporate LLC, an entity controlled by us that contracts with our PCs pursuant to management services agreements.

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“Multiple on Invested Capital (MOIC)” means the net cash inflows generated by a clinic relative to the initial cash outflow for upfront capital expenditures and start-up costs.

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“Milan Parent, LLC Limited Liability Company Agreement” refers to Milan Parent, LLC’s third amended and restated limited liability company agreement, which will become effective on or prior to the consummation of this offering.

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“NPS” means Net Promoter Score, which we calculate based on a survey provided to our customers following their fourth treatment. We assign the designation of “Promoter” to respondents who provide a score of 9 or 10, the designation of “Neutral” to respondents who provide a score of 7 or 8, and the designation of “Detractor” to respondents who provide a score of 0 to 6. We then subtract the percentage of Detractors from Promoters to determine our overall Net Promoter Score.

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“PCs” means our affiliated provider entities.

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“Payback Period” means the duration necessary to generate enough clinic-level contribution to pay back the initial upfront capital expenditure of the unit.

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“permanent”, when used with respect to hair reduction, means long-term stable reduction in the number of hairs regrowing after a treatment regime.

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“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

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“SEC” means the Securities Exchange Commission.

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“Securities Act” means the Securities Act of 1933, as amended.

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“SEO” means search engine optimization. SEO is the practice of optimizing websites so that they are favored by internet search engines, such as Google, to appear in top positions on the search engine results pages for particular search queries. The ranking of a website is determined by the search engine according to an algorithm which factors in thousands of different parameters including quality of content, website speed and how internet users engage with a website. These rankings form the basis of most search engines’ results pages. Organic search rankings are achieved and maintained via SEO strategies. Efficient SEO requires investing in strategies to improve performance of our websites according to such algorithms, but does not involve paying the search engine providers directly.

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“SEM” means search engine marketing. SEM is the practice of purchasing either paid advertisements or keywords on search engines and social media platforms in order to attract

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customers to our websites. When conducting SEM, we typically pay a search engine for prominent placement of our website when particular search terms are searched for on the search engine, regardless of the algorithmic search result listings. The prominence of the placement of our advertisement is determined by a combination of factors, including the amount we are willing to pay and algorithms designed to determine the relevance of our paid advertisement to a particular search term.
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“Tax Receivable Agreement” means the tax receivable agreement to be entered into among Milan Laser Inc., Milan Parent, LLC and the TRA Participants that will provide for the payment by Milan Laser Inc. to the TRA Participants of 85% of the amount of certain tax benefits, if any, that Milan Laser Inc. actually realizes (or in some circumstances is deemed to realize).

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“Transactions” means consummation of the organizational transactions described in the section titled “Our Organizational Structure” and the offering contemplated hereby, and the application of the proceeds therefrom.

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“TRA Participants” mean the Continuing Equity Owners and the Blocker Stockholder.

Milan Laser Inc. will be a holding company and the sole managing member of Milan Parent, LLC, and upon consummation of the Transactions, its principal asset will consist of LLC Interests.
Presentation of Financial Information
Milan Parent, LLC is the accounting predecessor of the issuer, Milan Laser Inc., for financial reporting purposes. Milan Laser Inc. will be the audited financial reporting entity following this offering. Accordingly, this prospectus contains the following historical financial statements:
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Milan Laser Inc. Other than the inception balance sheet, dated as of August 3, 2021, historical financial information of Milan Laser Inc. has not been included in this prospectus as it is a newly incorporated entity, has no business transactions or activities to date and had no assets or liabilities during the periods presented in this prospectus.

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Milan Parent, LLC. Because Milan Laser Inc. will have no interest in any operations other than those of Milan Parent, LLC and its subsidiaries, the historical consolidated financial information included in this prospectus is that of Milan Parent, LLC and its subsidiaries.

Except as noted in this prospectus, the unaudited pro forma financial information of Milan Laser Inc. presented in this prospectus has been derived by the application of pro forma adjustments to the historical consolidated financial statements of Milan Parent, LLC and its subsidiaries included elsewhere in this prospectus. These pro forma adjustments give effect to the Transactions as described in “Our Organizational Structure,” including the consummation of this offering, as if all such transactions had occurred on January 1, 2020 in the case of the unaudited pro forma consolidated statements of operations data, and as of December 31, 2020 in the case of the unaudited pro forma condensed consolidated balance sheet data. See “Unaudited Pro Forma Condensed Consolidated Financial Information” for a complete description of the adjustments and assumptions underlying the pro forma financial information included in this prospectus. References to the “Pro Forma Fiscal Year 2020” refer to the pro forma financial information derived from or presented in the “Unaudited Pro Forma Condensed Consolidated Financial Information” for the year ended December 31, 2020.
Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements included elsewhere in this prospectus. Certain other amounts that appear in this prospectus may not sum due to rounding.
Key Performance Indicators Used in this Prospectus; Non-GAAP Financial Measures
Throughout this prospectus, we provide a number of key performance indicators used by management. These key performance indicators are discussed in more detail in the section entitled

“Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Performance Indicators and Non-GAAP Measures.” We define these terms as follows:
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“Number of open clinics” means the number of clinics open at the end of the reporting period. Average number of clinics during the period reflects the arithmetic mean of the number of clinics open during the reporting period on a monthly basis.

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“Net bookings” means the dollar value of all transactions for our treatments entered into during a particular period net of returns that occur in that period.

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“Same clinic net bookings growth” means the change in period-over-period net bookings among the comparable clinic base. A clinic is included in the “comparable clinic base” calculation beginning on the first day of the thirteen full fiscal month following a clinic’s opening, which is when we believe comparability has been achieved.

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“Clinic-level contribution” means operating income (loss) plus depreciation and amortization, stock-based compensation expense, expense incurred for warrant settlement liability, professional fees, transaction expenses related to the LGP Transaction and other one-time, non-recurring costs, and corporate expenses directly attributed to support staff and corporate offices that, while essential in supporting our clinic operations, are not directly related to clinic operations.

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“Clinic-level contribution margin” means clinic-level contribution divided by net revenues.

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“Adjusted EBITDA” means net income (loss) plus depreciation and amortization, stock-based compensation expense, interest expense and provision for income taxes, as further adjusted to eliminate the impact of certain non-cash and/or other items that we do not consider indicative of our ongoing operating performance, including transaction expenses related to the LGP Transaction, expenses incurred for warrant settlement liability, professional fees, loss on debt extinguishment and other one-time, non-recurring costs.

We use non-GAAP financial measures, such as Adjusted EBITDA and clinic-level contribution, to supplement financial information presented in accordance with generally accepted accounting principles in the United States, or GAAP. We believe that excluding certain items from our GAAP results allows management to better understand our consolidated financial performance from period to period and better project our future consolidated financial performance as forecasts are developed at a level of detail different from that used to prepare GAAP-based financial measures. Moreover, we believe these non-GAAP financial measures provide our stakeholders with useful information to help them evaluate our operating results by facilitating an enhanced understanding of our operating performance and enabling them to make more meaningful period to period comparisons. There are limitations to the use of the non-GAAP financial measures presented in this prospectus. For example, our non-GAAP financial measures may not be comparable to similarly titled measures of other companies. Other companies, including companies in our industry, may calculate non-GAAP financial measures differently than we do, limiting the usefulness of those measures for comparative purposes. See “Prospectus Summary — Summary Historical and Pro Forma Condensed Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

TRADEMARKS
This prospectus includes our trademarks and trade names which are protected under applicable intellectual property laws and are our property. This prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.
MARKET AND INDUSTRY DATA
Unless otherwise indicated, information contained in this prospectus concerning our industry, competitive position and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources and management estimates. Management estimates are derived from publicly available information released by third-party sources, including the report we commissioned from Buxton Company (“Buxton”), a market research firm, addressing the opportunity for our potential new clinic expansion in the United States, and are based on assumptions made by us upon reviewing such data, and our experience in, and knowledge of, our industry and markets, which we believe to be reasonable. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

A LETTER FROM OUR FOUNDERS
Milan is founded on a simple mission: to be the top provider of laser hair removal by delivering a personalized experience and world-class customer service.
We are excited to share how Milan has steadily grown from one location to 132 locations across 23 states and has become the top laser hair removal provider in the country.
Back in 2012, we were both practicing physicians. While working at his urgent care clinic, Shikhar was approached by the physician who owned the medical spa across the street. The physician said he was burned out and asked Shikhar if he would like to buy his business. After some long phone calls with Abe — we’ve been best friends since high school — we decided to shadow the doctor to learn more. After weeks of discussion, we decided to take a chance and purchase the location.
We initially thought of the business as a side project to pay off student loans. In the beginning, our team was small: the two of us, one physician’s assistant, and a receptionist. This allowed us the invaluable opportunity to learn every aspect of the business: we scheduled appointments, performed treatments, sold services, ordered supplies, completed financials, and developed marketing campaigns. In fact, Abe even coded our first website. This hands-on experience helped us refine our treatment protocols and lay the foundation of our business model. After seeing how much our clients loved their results and evaluating the margins of all the services we offered, we decided to move away from the initial, multi-service offering medical spa to a business focused exclusively on laser hair removal.
In 2014, we purchased our second location. Within a month, we turned what was a historically loss-generating medical spa into a profitable enterprise by implementing our business model. It was then that we knew we had something special. We started to open locations while continuing to oversee all day-to-day operations. For the next nine locations, we scouted, negotiated all contracts, and oversaw buildout for the spaces. We would buy all the furniture and inventory, store it in our home garages, then drive moving trucks full of the supplies from state-to-state to open new clinics.
As Milan grew, we invested heavily in the infrastructure needed to build a long-lasting company. Today, we are the largest pure-play provider of laser hair removal services in the fragmented laser hair removal market. We have over 700 full-time employees, led by an exceptional, experienced management team. Processes have been refined for each aspect of the business. As an example, we are able to open a new store in as little as four months. We built out customer relationship management and enterprise resource planning systems that allow us to rely on data, not feelings. All facets of the client experience from marketing, call center engagement, clinic manager interaction, and provider treatments are continuously improved based on data. For instance, we use robust data to guide optimization of our digital marketing strategy. Our marketing enables us to not only educate people on laser hair removal, but also to show people that Milan is the right choice. We also use information we collect to improve treatment efficacy for the over 30,000 treatments we perform each month.
We have always been committed to ensuring clients are 100% satisfied with their results and their experience. We believe that everyone, regardless of age, gender, or ethnicity, deserves to feel confident in their own skin. That’s why we developed our proprietary treatment protocol to deliver the best results possible. Our average client experiences a 95% permanent hair reduction in just seven to ten treatments. We offer our Unlimited Package, unlimited treatments for the area purchased, guaranteeing lifetime results at one affordable price. With our high-touch, customer-centric focus, we are proud that Milan has a market-leading NPS of 90.
Milan has accomplished a lot over the past nine years, but we are just getting started. While our existing stores continue to thrive, we believe there is ample white space opportunity, which we believe is ultimately over 1,000 units. We are growing rapidly, opening     locations in the past year alone. No matter how large we become, our mission is to deliver life-changing results to our clients. We welcome the opportunity to partner with you in helping our brand reach the next level of success.
Best,
Shikhar Saxena, MD, and Abe Schumacher, MD

PROSPECTUS SUMMARY
This summary highlights selected information included elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our Class A common stock. You should read the entire prospectus carefully, including the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Some of the statements in this prospectus constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.” Due to the prevalence of the corporate practice of medicine doctrine (“CPOM”), including in the states where we predominantly conduct our business, we do not own our PCs. Our PCs are owned by our Chief Medical Officer. We in turn contract with these entities through management services agreements (“MSAs”). Under the MSAs, we have exclusive responsibility for the provision of all non-medical services including, but not limited to, facilities, licenses, personnel (to the extent allowable under applicable law) and training, marketing and advertising programs, insurance and benefits, accounting, technology and intellectual property required for the day-to-day operation and management of each of the PCs, and we make recommendations to the PC in establishing the guidelines for the employment and compensation of the physicians (to the extent allowable under applicable law) and other employees of the PCs. Our MSAs generally provide that the term of the arrangements is thirty years with automatic renewal for successive five-year terms, subject to termination by us or the PC in certain specified circumstances. Although we believe we have structured our PC arrangements to comply with our understanding of applicable state prohibitions on CPOM, fee-splitting, and kickbacks, regulatory authorities, state boards of medicine, state attorneys general and other parties may challenge, assert or determine that our relationships with our PCs violate state CPOM, fee-splitting, and kickback prohibitions. A material change in our relationship with our PCs and their providers, whether resulting from a dispute among the entities, a change in government regulation, or the loss of these affiliations, could impair our ability to provide services to our consumers and could have a material adverse effect on our business, financial condition and results of operations. See “— Our Corporate Information” and “Risk Factors — Risks Related to Regulation and Litigation — We are dependent on our relationships with our PCs, which we do not own, to provide laser hair removal services, and our business would be adversely affected if those relationships were disrupted. Additionally, laws regulating the corporate practice of medicine, kickbacks, and fee-splitting could restrict the manner in which we are permitted to conduct our business, and the failure to comply with such laws could subject us to penalties or require a restructuring of our business.”
As of June 30, 2021, we have 89 clinics operated pursuant to PC arrangements. For the years ended December 31, 2020, 2019 and 2018, and the six months ended June 30, 2021, revenue from our clinics operated pursuant to PC arrangements accounted for approximately 74%, 76%, 58% and 73% of our revenues, respectively.
Our Mission and Core Values
We aim to be the best and most trusted laser hair removal provider by delivering a personalized experience and world-class customer service.
Our permanent hair reduction guarantee is built upon ongoing medical research, our exclusive unlimited treatment package, and our dedication to having the most highly trained staff in the industry.
We are committed to building lifelong relationships with our customers that are rooted in trust and respect.
Our core values are:
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World-class customer service.

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Trust in each other and follow through on commitments.

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Collaboration to build relationships and fuel innovation.

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Consistency in the services we provide.

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Celebrate diversity and treat each other with dignity.

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Positivity and fun are encouraged and embraced.

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Pride in what we do and who we are.

These core values govern the way we work together, conduct our business, and make decisions.
Company Overview: Creating the Best Laser Hair Removal Experience
Co-founded in 2012 by Dr. Shikhar Saxena and Dr. Abe Schumacher, we are revolutionizing the aesthetics industry as the largest company in the U.S. that focuses solely on laser hair removal services, on both a revenue and number of clinics basis. We were born from the simple realization that there was a market need for a customer-centric, high-quality, and professional hair removal experience. Today, we are the leading pure-play provider in the highly fragmented laser hair removal market on both a revenue and number of clinics basis, with 132 clinics across 23 states as of June 30, 2021.
At Milan, we believe that everyone — regardless of their age, gender identity, or ethnicity — deserves to feel confident in their skin, and we believe we offer an unmatched solution for those struggling with unwanted body hair that provides customers best-in-class laser hair removal treatments paired with price certainty and flexible payment plans, all delivered in our comfortable and convenient clinics across the nation.
We believe that laser hair removal is a better alternative to other hair removal techniques such as shaving, waxing or sugaring as it uses FDA-cleared lasers, and it is safe, fast (appointments as short as 10 minutes), effective, affordable, and, most importantly, designed to be a permanent solution for the reduction of unwanted hair. Unlike many of our independent competitors who often employ beauticians and aestheticians, all of our treatments are performed by highly-trained medical or laser technician professionals using FDA-cleared lasers.
Additionally, we create a customized treatment plan for each customer based on their specific skin tone and hair color, and we include our Unlimited Package with each body area purchased, which guarantees each customer’s results for life at one set price. While customers purchase unlimited treatments for a specific body area, our customers typically achieve over 95% hair-free results in approximately seven to ten primary treatments with subsequent touch-ups if desired.
At Milan, our focus on customer satisfaction has led to a market-leading NPS score of 90 and an average 4.95 out of 5-star rating across over 25,000 reviews from Google, Facebook and Yelp combined as of July 2021. In addition, our digitally-focused marketing strategy, call center and in-clinic consultation capabilities enable us to rapidly educate and acquire new customers — virtually all of our traffic is generated from online sources and the majority of in-clinic consultations convert into immediate purchases. Our robust infrastructure and exceptional operational capabilities support our rapid and efficient growth. Based on research that we commissioned conducted by Buxton, a market research firm, for 187 designated market areas based on data relating to population, daytime traffic patterns, clustering of retail and other establishments, demographics and competition, there is an opportunity for over 1,000 Milan laser hair removal clinics in the continental United States. We believe that we are well-positioned to meet this opportunity over the next 15 years.

Our business model delivers strong financial performance regardless of external economic factors:
•
From 2018 to 2020 and to the LTM period ending June 30, 2021, we grew the following metrics:

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our clinic count from 40 in 2018 to 108 in 2020 and 132 as of June 30, 2021

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net bookings from $31.2 million in 2018 to $95.7 million in 2020 and $168.7 million for LTM June 30, 2021;

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revenue from $23.0 million in 2018 to $70.1 million in 2020 and $114.5 million for LTM June 30, 2021;

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operating income from $(4.4) million in 2018 to $(1.9) million in 2020 and $13.5 million for LTM June 30, 2021;

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net income from $(6.3) million in 2018 to $(2.0) million in 2020 and $10.7 million for LTM June 30, 2021;

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clinic-level contribution from $8.7 million in 2018 to $30.8 million in 2020 and $58.5 million for LTM June 30, 2021; and

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Adjusted EBITDA from $1.1 million in 2018 to $11.4 million in 2020 and $31.8 million for LTM June 30, 2021.

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Six consecutive years of positive annual same clinic net bookings growth including 17 quarters of same clinic net bookings growth out of our prior 18 quarters (in the second quarter of 2020, we did not have same clinic net bookings growth due to government-mandated closures).

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Resilience throughout the COVID-19 pandemic, where we experienced positive monthly same clinic net bookings growth for all months in 2020 and 2021 with the sole exceptions of March, April and May 2020, when our clinics faced government-mandated closures.

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During our 9 years of operation, we have never permanently closed a clinic. As of June 30, 2021, all of our clinics open for at least 12 months were profitable with a positive LTM clinic-level contribution.

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On average, our clinics achieve over $1.4 million in net bookings and nearly $670,000 in clinic-level contribution, representing over 50% clinic-level contribution margin, by the end of their third year of operations; new clinic economics and clinic performance have been consistent across all of our clinics regardless of their vintage, geographic region, city size, proximity to local or national competitors and proximity to other Milan clinics, according to Buxton.

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New clinics have a Payback Period of less than a year and, in their first three years of operation, our clinics on average produce a cumulative Multiple on Invested Capital (“MOIC”) of over 10 times.

•
Based on research we commissioned conducted by Buxton, a market research firm, for 187 designated market areas based on data relating to population, daytime traffic patterns, clustering of retail and other establishments, demographics and competition, there is an opportunity for over 1,000 Milan laser hair removal clinics in the continental United States. We believe that we are well-positioned to meet this opportunity over the next 15 years.

Summary Financials and Performance Metrics
($ in millions)

Net Bookings

'18-'20 CAGR: 75%
$31.2
$60.8
$95.7
$168.7
2018
2019
2020
LTM 6/30/2021

Same Clinic Net Bookings Growth

Arithmetic Average: 22.1%
30.3%
13.2%
22.9%
115.6%
2018
2019
2020
YTD 6/30/2021

Net Revenues

'18-'20 CAGR: 75%
$23.0
$42.3
$70.1
$114.5
2018
2019
2020
LTM 6/30/2021

Operating Income

($4.4)
($20.8)
($1.9)
$13.5
2018
2019
2020
LTM 6/30/2021

Net Income

($6.3)
($22.8)
($2.0)
$10.7
2018
2019
2020
LTM 6/30/2021

Adj. EBITDA

'18-'20 CAGR: 216%
$1.1
$0.8
$11.4
$31.8
2018
2019
2020
LTM 6/30/2021

Clinic-Level Contribution

'18-'20 CAGR: 89%
$8.7
$12.8
$30.8
$58.5
2018
2019
2020
LTM 6/30/2021

For a reconciliation of clinic-level contribution to operating loss, the most directly comparable GAAP measure, and Adjusted EBITDA to net income, the most directly comparable GAAP measure,

see “— Summary Historical and Pro Forma Condensed Consolidated Financial and Other Data.” Our consolidated financial statements for the year ended December 31, 2020 will not be directly comparable to our financial information for the year ended December 31, 2019 due to the effects of the LGP Transaction in 2019; however, to facilitate comparison of our financial information on a year-over-year basis, we present the Unaudited Pro Forma Combined 2019 results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Basis of Presentation” for additional information and for a presentation of results of operations for the Unaudited Pro Forma Combined 2019 period.
Our Market Opportunity
Large and Growing Hair Removal Industry Benefiting from Strong Tailwinds
We operate in the large and growing U.S. hair removal industry which is serviced by a variety of providers across the approximately $18 billion health and wellness spa category, the approximately $18 billion waxing and nail salon category, and the approximately $7 billion dermatologist category. The industry is highly fragmented with more than 37,000 points of service including independent med spa operators, waxing clinics, and, to a lesser extent, dermatologists, plastic surgeons, and other physicians who may provide hair removal as an ancillary service.
The top three providers of hair removal services account for only 3% of the more than 37,000 points of service across the country. With 132 clinics open as of June 30, 2021, we believe we are the largest pure-play provider of laser hair removal services in the U.S. by both number of clinics and revenue, and we are nearly 8 times larger than the next largest pure-play competitor solely focused on laser hair removal, which had 17 units as of June 30, 2021. As a result of our scale, strong digital marketing competencies, fully developed clinical and corporate infrastructure, strong clinic-level economics, and industry fragmentation, we see a significant opportunity to gain market share relative to less sophisticated local chains, independent operators, and physicians that frequently lack the necessary infrastructure to expand across geographies.
Broad Consumer Appeal
The hair removal industry has existed for centuries in various forms and offers consumers a variety of products and services to remove unwanted hair such as shaving, waxing, sugaring, and laser treatments. Hair removal is widely viewed as an essential and non-discretionary part of everyday grooming for consumers of all ages and genders and we believe laser hair removal is the most efficient and economical alternative available for most consumers to achieve permanent hair reduction. The average customer experiences a 95% permanent hair reduction in just seven to ten treatments, requiring a fraction of the time commitment and generating a lifetime of monetary savings relative to other, temporary hair removal methods. Due to laser hair removal’s practicality, affordability, and efficacy, we believe laser hair removal services may appeal to anyone aged 18 to 55 years, a large and growing population of over 163 million people in the U.S. alone. In addition, we believe that 53 million households in the United States fit the profile of our core customer base.
An estimated 85% of American women regularly remove unwanted hair from their faces, armpits, legs, or bikini lines according to Plucked. Additionally, as consumers’ focus on wellness, body positivity, and self-confidence continues to grow, we believe more consumers will turn to laser hair removal for permanent reduction of unwanted hair. We believe we are well-positioned to capitalize on these consumer behavioral tailwinds which support the growth of our industry and the expansion of our total addressable market.
Accelerating Consumer Awareness and Adoption of Laser Hair Removal Services
Improving treatment protocols and consumer education have led to greater consumer awareness, acceptance, and utilization of laser hair removal services. Milan has been at the forefront of professionalizing the laser hair removal industry, and our sophisticated digital marketing and consumer education efforts are designed to effectively address consumer perceptions of efficacy, safety, and the overall treatment experience, while simultaneously building awareness of both the category and our brand.

Highly Fragmented Market
The U.S. laser hair removal industry is primarily comprised of independent operators and the top three hair removal service providers account for only approximately 3% of the over 37,000 hair removal service provider locations across the country. Most laser hair removal providers are unsophisticated, independent operators that lack the necessary infrastructure to expand across geographies. We believe our leading scale, clinic-level economics, fully developed clinical and corporate infrastructure, and strong marketing competencies position us to continue to expand our market share and build clinics in both new and existing regions. Importantly, we believe our model has excelled across all markets, regardless of the competitive landscape within each market.
Our Competitive Strengths
We believe the following strengths differentiate us from competitors and are the key drivers of our success:
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Largest, fast-growing, multi-state, pure-play provider of laser hair removal services

On both a revenue and number of clinics basis, we are the largest pure-play provider of laser hair removal services in the U.S., with 132 clinics across 23 states as of June 30, 2021, and we are adding more clinics annually than any of our competitors. Over time, we have become a leader in the highly fragmented laser hair removal market and believe we were a first mover in scaling the growth and customer adoption of laser hair removal services. We have completed more than 500,000 treatments since 2017. As a result of our dedicated focus on laser hair removal and frequency of treatments, we believe we have more clinical IP than most of our competition which we believe leads to superior clinical outcomes and customer trust in our brand. In the first six months of 2021, we nearly tripled the number of customers served relative to the same period in 2019, and as of June 2021 we performed over 30,000 treatments per month. We believe our size and data-driven culture of continuous improvement provides a competitive advantage over smaller, independent operators and physicians.
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Highly attractive, consistent unit economics with proven portability and significant potential to scale

We have a proven clinic model that generates strong cash flow, consistent clinic-level financial results, and attractive MOIC. Across all vintages, our clinics have been successful in varying geographic regions, trade areas, population densities, and real estate formats. Our clinics have achieved average Payback Periods of less than one year, and each of our clinics open for at least a year as of June 30, 2021 was profitable on an LTM clinic-level contribution basis. On average, our clinics have achieved over $1.4 million in net bookings and nearly $670,000 in clinic-level contribution, representing over 50% clinic-level contribution margin, by the end of their third year of operations. Further, in their first three years of operation our clinics generate cumulative MOIC of over 10 times, on average. Our capital efficient, flexible new clinic model has proven successful across all markets and forms the basis of our capital-light growth strategy. Throughout our history, we have never permanently closed a clinic and believe the portability, consistency, and predictability of our clinic model allows us to continue to penetrate the significant new clinic whitespace opportunity ahead to fuel our future growth.
We present clinic-level contribution by clinic cohort below. Clinic-level contribution is a non-GAAP metric. We had operating income, the most directly comparable GAAP measure to clinic-level contribution, of $12.7 million and $(2.6) million for the six months ended June 30, 2021 and 2020, respectively, and $(1.9) million, $(20.8) million and $(4.4) million for the year ended December 31, 2020, the Unaudited Pro Forma Combined 2019 and the year ended December 31, 2018, respectively. Because operating income includes certain corporate and other expenses that are not attributable to a particular clinic, the Company is unable to present average operating income at the clinic level. For a reconciliation of clinic-level contribution to operating loss, the most directly comparable GAAP measure, see “— Summary Historical and Pro Forma Condensed Consolidated Financial and Other Data.”

Note: Annual cohorts include every clinic opened throughout the course of the relevant fiscal year. For example, 2017 Cohort includes all clinics that were opened between January 1, 2017 and December 31, 2017. Data in the charts reflect rolling last twelve month monthly average of Net Bookings and Clinic-Level Contribution for each cohort starting in the first month of operations for each clinic through June 30, 2021 (or the four-year anniversary of the store opening if earlier). The charts include March through May 2020, during which Milan clinics were shut down due to COVID-19-induced, government-mandated shutdowns.
•
Disruptive digital marketing and lead generation capabilities drive strong new customer conversion

Our sophisticated, proprietary digital marketing efforts are designed to span all stages of the sales process and produce best-in-class customer education and conversion results. As the premier consumer educator of laser hair removal services, we leverage our powerful marketing capabilities to raise awareness of our laser hair removal service as an effective and economical treatment alternative.
We generate virtually all of our leads and new customer traffic online, enabling us to locate our clinics in less prominent, and therefore less expensive, real estate as we do not rely on our clinics’ physical locations to drive awareness or traffic. Our average clinic is approximately 1,500 square feet and highly flexible, which, in combination with less expensive per square foot real estate, enables us to select less expensive real estate and drive higher new clinic economics.
After drawing new customers to our clinics as a result of our digital marketing and lead generation initiatives, our experts conduct educational consultations and create customized solutions to address customers’ unwanted hair, resulting in high conversion with a majority of customers purchasing at least one service during their first visit. We believe our differentiated marketing competencies will allow us to continue to successfully and efficiently acquire new customers and continue to grow our addressable market.
•
Differentiated customer experience focused on outcomes driven by proprietary treatment protocol and guaranteed results

We strive to deliver the highest quality customer outcomes using proprietary treatment protocols based on our medical background, large clinical and treatment database, best-in-class training programs, FDA-cleared laser technology, and standardized treatment procedures.
We believe our highly-trained staff are crucial to customer satisfaction, and we employ a rigorous recruiting and training model that incorporates the laser manufacturer and industry standards. All of our treatments are performed by our highly-trained staff of over 300 nurses, nurse practitioners, and laser technicians who are regularly monitored by our medical team. We are proud of the fact that the majority of our employee base is female, mirroring the composition of our customer population. Our focus on each customer’s individual experience and their desired outcome has resulted in market-leading levels of customer satisfaction. In fact, we command a market-leading NPS score of 90.
•
Significant barriers to competitive entry

Laser hair removal is a sophisticated treatment that requires significant experience and professionally-constructed treatment protocols. Laser hair removal is considered the practice of medicine in most states, and thus necessitates medical doctor oversight. We believe our market-leading scale and treatment volume combined with our dedicated focus on making continuous, data-driven improvements to our protocols ensure that our proprietary clinical expertise and protocols are a truly differentiated competitive advantage. We believe customer trust is especially critical in this service-oriented category and is difficult to earn without our level of expertise and years of market-leading customer satisfaction. In addition, training and hiring are crucial to offering high quality laser hair removal treatments, and our rigorous and standardized training and hiring model is difficult to replicate. Separately, medical regulatory compliance varies by state, and our experienced regulatory compliance team supports our efficient expansion across states, and provides us an advantage relative to independent operators who may lack the resources to pursue growth across state lines.
•
Actively taking share within a large, growing Total Addressable Market fueled by favorable consumer and industry trends

The U.S. hair removal market is large and fragmented, comprised primarily of smaller, unsophisticated independent operators. Our professional, sophisticated and capital-efficient business model allows us to scale rapidly and compete effectively with independent operators, resulting in continued share gains. In addition, we benefit from several healthy and sustainable industry tailwinds that support growing demand for laser hair removal services, helping to increase our total addressable market. We believe that our addressable market encompasses the more than 163 million people in the U.S. that are candidates for laser hair removal.

•
Highly experienced, founder-led team focused on growth

We are led by our dedicated and driven founders whose deep medical backgrounds form the basis for our customer-first, outcome-oriented approach. Our passionate senior management team has extensive experience across a broad range of industries and disciplines, including healthcare, consumer, and finance.
Our Growth Strategies
We are in the early stages of growth, and we believe we have tremendous potential to further scale our business by executing on the following strategies:
Rapidly Grow Our Clinic Footprint
We believe our scale and powerful new clinic economic model position us to expand our clinic footprint in both new and existing markets from 132 clinics as of June 30, 2021. Based on research we commissioned conducted by Buxton, a market research firm, for 187 designated market areas based on data relating to population, daytime traffic patterns, clustering of retail and other establishments, demographics and competition, there is an opportunity for over 1,000 Milan laser hair removal clinics in the continental United States. We believe that we are well-positioned to meet this opportunity over the next 15 years. We typically cluster our clinics within markets, allowing us to benefit from enhanced trade area brand awareness, operational efficiencies, and marketing synergies, which support our exceptional new clinic economics. As a result of our sophisticated digital marketing and lead generation capabilities, our model has proven portable across a wide variety of demographics, real estate types, and trade areas. Our clinics have succeeded in cities as small as Wausau, WI with a population of less than 40,000, and in cities as large as Chicago, IL, where there are 7 Milan clinics and a population of over 2.7 million.
We have a long track record of accelerated and profitable new clinic growth, having increased our clinic footprint at an over 60% CAGR from 2018 to 2020. During 2019 and 2020, we opened a new clinic every 11 days on average. Leveraging our strong, in-house real estate site selection and new clinic development teams, we have built a robust new clinic development pipeline and replicable processes that guide our expansion into new geographies and the densification of our footprint in existing geographies. All of our clinics — regardless of market and real estate type — utilize our standardized layout and furnishings, and benefit from our centralized marketing, training, and recruiting efforts. On average, we are able to open a new clinic within 4 months of signing a lease for that clinic space. We expect new clinic openings to be the primary driver of our growth and anticipate opening over 60 new clinics during the year ended December 31, 2022.
Drive Clinic-Level Performance and Productivity and Realize Predictable Earnings Potential From Young Clinic Base
We intend to drive net bookings and profitability growth over time through a variety of sales, marketing, and in-clinic initiatives. Beginning with lead generation, our digital marketing team strives to grow consumer and brand awareness through personalized and targeted marketing strategies. We focus our marketing investment into channels with measurable returns, regularly adjusting our mix and refining our messaging to maximize our return on investment. We regularly improve our consultative sales strategies to increase conversion of leads and drive growth in the number of body areas a customer chooses to treat during their initial purchase as well as to encourage repeat purchases to treat additional body areas. Following the completion of a treatment package, we leverage our Customer Relationship Management (“CRM”) capabilities to deliver personalized marketing messages, which are intended to increase brand loyalty and repeat visits. These strategies have proven effective over time, delivering an arithmetic average annual same clinic net bookings growth of 22.1% from 2018 through 2020. Further, as seen in the charts below, our new clinics scale rapidly with average net bookings growing from nearly $870,000 in year 1 to over $1.4 million in year 3. We calculate average net bookings for each vintage year (i.e. year 1, year 2, year 3) as the average of the first, second and third, respectively, twelve-month periods from opening for each of our clinics that have been open for all twelve months of such vintage year. This increase in average net bookings is associated with a corresponding average advertising expense of approximately $144,000 in year 1, approximately $122,000 in year 2 and approximately $134,000 in year 3. Given our large number of newer clinics, we believe this results in predictable earnings potential in the existing clinic base. We intend to continue to build upon these strategies to drive future growth of our clinic-level sales and productivity. We also present average clinic-level contribution below, which is calculated in the same manner as average net bookings, but using clinic-level contribution, which is a non-GAAP metric. We had operating income, the most directly comparable GAAP measure to clinic-level contribution, of $12.7 million and $(2.6) million for the six months ended June 30, 2021 and 2020, respectively, and $(1.9) million, $(20.8) million and $(4.4) million for the year ended December 31, 2020, the Unaudited Pro Forma Combined 2019 and the year ended December 31, 2018, respectively. Because operating income includes certain corporate and other expenses that are not attributable to a particular clinic, the Company is unable to present average operating income at the clinic level. For a reconciliation of clinic-level contribution to operating loss, the most directly comparable GAAP measure, see “— Summary Historical and Pro Forma Condensed Consolidated Financial and Other Data.”
Note: Includes all clinics opened from inception through June 30, 2021 which have the required duration of performance to be relevant (i.e. at least 12 months of performance for “Year 1,” at least 24 months of performance for “Year 2,” and at least 36 months of performance for “Year 3”).

Utilize Our Robust Digital Marketing Capabilities to Enhance Lead Generation and Brand Awareness
We pride ourselves on our sophisticated digital marketing, lead generation, customer education and conversion capabilities. Our digital marketing strategy is predicated on proprietary Search Engine Optimization (“SEO”), Search Engine Marketing (“SEM”) and other campaigns that enable us to deliver specialized, targeted content to customers and generate highly qualified, cost-effective leads. At every step of the process from marketing, call-center support, in-clinic sales consultation through treatment and aftercare, our highly-trained teams strive to educate and support our customers. Our treatment experience consistently results in high customer satisfaction as evidenced by our market-leading NPS score of 90, and the fact that we have received over 25,000 online reviews averaging a 4.95 out of 5-star rating, as of July 2021. Consistently strong customer feedback scores encourage repeat business and increasing word-of-mouth referrals. As we continue to grow, we intend to continue investing in sophisticated demand generation strategies to enhance total leads and consumer awareness of our brand.
Leverage Economies of Scale to Expand Our Operating Margins
As we scale, we expect to realize incremental margin expansion through operating leverage and economies of scale. We have completed strategic, highly scalable, foundational investments in our systems and corporate infrastructure to support our growth. These investments include cloud-based IT infrastructure, customer relationship management systems, and human capital initiatives among others, which give us real-time, data-driven insights and analytics that influence all of our operational decision-making. In addition, our centralized marketing capabilities, our call center, and our medical oversight ensure consistency and maximize our operating efficiency. Further, we maintain strong relationships with medical device manufacturers and, given our scale, believe we purchase equipment at more advantageous terms relative to smaller, less sophisticated competitors. We intend to utilize these systems, insights, and economies of scale to continuously enhance our decision-making and our profitability.
Selectively Pursue Opportunities to Expand Our Reach
While not core to our primary, near-term growth strategies, we believe we are well-positioned to selectively and opportunistically pursue additional avenues of growth. We believe our marketing and demand generation capabilities combined with a proven operating playbook provide a foundation for the development of complementary, clinic-based concepts to deliver aesthetic services to customers, including other energy-based skincare treatments, tattoo removal, cellulite reduction and proprietary skincare products, among others. Additionally, based on the highly fragmented nature of the industry in which we operate, a significant opportunity to acquire complementary brands and concepts exists both domestically and internationally. We further believe the demand for our services exists globally and that there is a meaningful opportunity to test our brand in international markets over time. We believe these strategies leverage our core strengths and competencies and provide additional, long-term growth opportunities while maintaining the pure-play focus of our core Milan brand.
Summary Risk Factors
Participating in this offering involves substantial risk. Our ability to execute our strategy is also subject to certain risks. The risks described under the heading “Risk Factors” included elsewhere in this prospectus may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the most significant challenges and risks we face include the following:
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our long-term strategy involves opening new clinics, and is subject to many unpredictable factors;

•
new clinics, once opened, may not be profitable;

•
our expansion into new markets may be more costly and difficult than we currently anticipate which would result in slower growth than we expect;

•
our potential need to raise additional capital to accomplish our objectives of expanding into new markets and selectively developing clinics exposes us to risks including limiting our ability to develop or acquire clinics and limiting our financial flexibility;

•
our failure to manage our growth effectively could harm our business and operating results;

•
a lack of qualified employees would significantly hinder our growth plans and adversely affect our results of operations;

•
we may not be able to successfully recruit and retain qualified nurses, nurse practitioners, laser technicians and other providers;

•
we depend on key members of our management team and will need to add, retain and motivate additional leading experts and qualified personnel, and our ability to operate effectively could be impaired if we fail to attract and retain our executive officers;

•
we currently purchase our lasers from one supplier and, while alternative suppliers exist, if we were to need to transition to one or more new suppliers, it may impose additional costs or cause delays in opening new clinics;

•
we will be subject to all of the risks associated with leasing space subject to long-term non-cancelable leases for clinics that we intend to operate;

•
we have a limited operating history on which to judge our new business prospects, growth strategy and management;

•
we have experienced net losses and may not achieve or sustain profitability in the future;

•
our clinics compete for customers in a highly competitive environment that may make it more difficult to increase our customer volumes and revenues;

•
new technologies or treatment methods could put our service offerings at a competitive disadvantage or render our services obsolete;

•
use of the internet and social media may adversely impact our business and reputation;

•
our marketing programs may not be successful;

•
we rely on Internet search engines, particularly Google, to drive traffic to our platform;

•
opening new clinics in existing markets may negatively affect revenue at our existing clinics;

•
our success depends largely on our ability to provide effective administrative office support to our clinics that results in increased revenues;

•
our internal computer systems, or those of any of our third-party service providers may fail or suffer security breaches, which could cause our business, financial condition and results of operations to suffer;

•
any failure to adequately protect our intellectual property or defend successfully against intellectual property infringement claims by third parties could significantly impact our business;

•
financial pressures on customers, and current and future economic conditions, may negatively affect consumer demand for our services, which may negatively affect revenue and profitability;

•
the ongoing COVID-19 pandemic has had a material impact on our business and could continue to impact our business;

•
our business is subject to seasonal influences;

•
because we recognize certain revenues over the term of the service provided, downturns or upturns in our business may not be fully reflected in our results of operations until future periods;

•
because many of our clinics are concentrated in certain regions of the United States, our results of operations could be materially adversely affected by regional events or trends;

•
difficulty in collecting payments from customers in a timely manner could impact our profitability;

•
our revenue could decline due to changes in credit markets and decisions made by credit providers, a deterioration in consumers’ financial position and changes to the regulatory requirements regarding the granting of credit to customers;

•
our 2021 Credit Facility contains financial covenants and other restrictions on our actions that may limit our operational flexibility or otherwise adversely affect our business, financial condition and results of operations;

•
we are subject to numerous state, federal and local laws and regulations, and non-compliance with these laws and regulations may expose us to significant costs or liabilities;

•
we may be subject to various federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback, self-referral, false claims and fraud laws, and any violations by us of such laws could result in fines or other penalties;

•
changes in privacy and advertising laws could materially adversely affect our ability to market our services and products effectively, as well as our business, financial condition and results of operations more generally;

•
we are subject to laws, regulations, and industry standards related to data privacy, data protection and information security, including industry requirements such as the Payment Card Industry Data Security Standard and state laws on health information;

•
we are dependent on our relationships with our PCs, which we do not own, to provide laser hair removal services, and our business would be adversely affected if those relationships were disrupted;

•
we, along with our PCs, may suffer losses or reputational harm from medical malpractice liability claims against our PCs’ doctors, our PCs or us and may be unable to obtain or maintain adequate insurance against these claims, which could cause us to incur significant expenses and may require us to pay significant damages if not covered by insurance;

•
we could be party to litigation that could adversely affect us by distracting management, increasing our expenses or subjecting us to material monetary damages and other remedies;

•
we are subject to the risk that our current insurance may not provide adequate levels of coverage against claims;

•
the disparity in the voting rights among the classes of common stock may have a potential adverse effect on the price of our Class A common stock; and

•
the Continuing Equity Owners will continue to have significant influence over us after the Transactions, including control over decisions that require the approval of stockholders.

Before you invest in our Class A common stock, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors.”
Our Corporate Information
Milan Laser Inc., the issuer of the Class A common stock in this offering, was incorporated as a Delaware corporation on July 21, 2021. Our corporate headquarters are located at 17645 Wright Street, Suite 300; Omaha, NE 68130. Our telephone number is (833) 887-0101. Our principal website address is www.milanlaser.com. The information on any of our websites, or accessible through our websites, is deemed not to be incorporated in this prospectus or to be part of this prospectus.
On June 24, 2019, our sponsor, LGP, completed the acquisition of a controlling interest in us. Prior to such transaction our Co-founders owned one hundred percent of the equity securities in our predecessor entity. As a result of the LGP Transaction, LGP acquired 60% of the equity interest in us. We refer to such transaction herein as the “LGP Transaction.” See “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Basis of Presentation” and Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for more information regarding the LGP Transaction.

Due to the prevalence of the corporate practice of medicine doctrine (“CPOM”), including in the states where we predominantly conduct our business, we provide administrative and management services to our PCs pursuant to which those entities reserve exclusive control and responsibility for all aspects of the practice of medicine and the delivery of medical services under our arrangements. We do not own our PCs. Our PCs are owned by our Chief Medical Officer. We in turn contract with these entities through management services agreements (“MSAs”). Under the MSAs, we have exclusive responsibility for the provision of all non-medical services including, but not limited to, facilities, licenses, personnel (to the extent applicable by law) and training, marketing and advertising programs, insurance and benefits, accounting, technology and intellectual property required for the day-to-day operation and management of each of the PCs, and we make recommendations to the PC in establishing the guidelines for the employment and compensation of the physicians and other employees of the PCs. In exchange for these services, we receive a fee or fees that we believe are commensurate with the fair market value of the services provided. These fees are based on net revenues generated by the PCs. Our MSAs generally provide that the term of the arrangements is thirty years with automatic renewal for successive five-year terms, subject to termination by us or the PC in certain specified circumstances. In our sole discretion, we may advance funds to a PC for periods in which the PC revenues are insufficient to pay the PC’s expenses. If the PC’s revenues generated from delivering laser hair removal are insufficient to pay PC’s expenses, we may defer payment of our administrative fee or may not able to collect payment in full for our administrative fees from the PC. In addition, the outstanding voting equity instruments of the PCs are owned by our Chief Medical Officer who is employed by us and is subject to a Directed Stock Agreement restricting him from transferring his ownership interests in the PC without consent. The Directed Stock Transfer Agreements provide that we have the right to designate a person(s) to purchase the stock of the PCs for a nominal amount upon certain specified events. These events include permanent disability (as defined in the Directed Stock Transfer Agreement) or death of a shareholder; the revocation, suspension or probation of a shareholder’s license to practice medicine in any state in which he or she is licensed; the departure of a shareholder from the PC for more than 60 consecutive days; a violation by a shareholder of any covenant set forth in the Directed Stock Transfer Agreements; the charge, investigation or conviction of a shareholder for any felony violation or violation of law related to fraud, theft, embezzlement, breach of fiduciary duty, financial misconduct, obstruction of an investigation or controlled substances; the breach of the MSA by the PC; or at any time in our sole discretion.
As of June 30, 2021, we have 89 clinics operated pursuant to PC arrangements. For the years ended December 31, 2020, 2019 and 2018, and the six months ended June 30, 2021, revenue from our clinics operated pursuant to PC arrangements accounted for approximately 74%, 76%, 58% and 73% of our revenues, respectively.
Although we believe that we have structured our PC arrangements to comply with our understanding of applicable state prohibitions on CPOM, fee-splitting, and kickbacks, regulatory authorities, state boards of medicine, state attorneys general and other parties may challenge, assert or determine that our relationships with our PCs violate state CPOM, fee-splitting, and kickback prohibitions. A material change in our relationship with our PCs and their providers, whether resulting from a dispute among the entities, a change in government regulation, or the loss of these affiliations, could impair our ability to provide services to our consumers and could have a material adverse effect on our business, financial condition and results of operations. See “Risk Factors — Risks Related to Regulation and Litigation — We are dependent on our relationships with our PCs, which we do not own, to provide laser hair removal services, and our business would be adversely affected if those relationships were disrupted. Additionally, laws regulating the corporate practice of medicine, kickbacks, and fee-splitting could restrict the manner in which we are permitted to conduct our business, and the failure to comply with such laws could subject us to penalties or require a restructuring of our business.”
Implications of Being an Emerging Growth Company
As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise generally applicable to public companies. These provisions include:

•
we are required to have only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•
we are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”)

•
we are not required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (the “PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•
we are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes;” and we are not required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of our Chief Executive Officer’s compensation to our median employee compensation.

We may choose to take advantage of some but not all of these reduced burdens. For example, we have elected to take advantage of reduced disclosure obligations with respect to financial statements and the related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure and with respect to disclosure regarding our executive compensation arrangements. As a result of this election, the information that we provide stockholders may be different than you might get from other public companies. See “Risk Factors — Risks Related to This Offering and Ownership of Our Class A Common Stock  —  Taking advantage of the reduced disclosure requirements applicable to “emerging growth companies” may make our Class A common stock less attractive to investors.”
We may take advantage of these provisions until such time that we are no longer an emerging growth company. We will continue to qualify as an emerging growth company until the earliest of:
•
the last day of our fiscal year following the fifth anniversary of the date of our initial public offering;

•
the last day of our fiscal year in which have annual gross revenues of $1.07 billion or more;

•
the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; and

•
the date on which we are deemed to be a “large accelerated filer,” which will occur at such time as we (1) have an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of our most recently completed second quarter, (2) have been required to file annual and quarterly reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for a period of at least 12 months and (3) have filed at least one annual report pursuant to the Exchange Act.

In addition, Section 107 of the JOBS Act permits an “emerging growth company” like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use the extended transition period for complying with new or revised accounting standards.
Summary of the Transactions
Milan Laser Inc., a Delaware corporation, was formed on July 21, 2021 and is the issuer of the Class A common stock offered pursuant to this prospectus. Prior to this offering, all of our business operations have been conducted through Milan Parent, LLC and its subsidiaries.
Our corporate structure following this offering, as described below, is commonly referred to as an umbrella partnership-C-corporation (“Up-C”) structure, which is often used by partnerships and limited liability companies when they undertake an initial public offering of their business. The Up-C structure will allow the Continuing Equity Owners to retain their equity ownership in Milan Parent, LLC and to continue to realize tax benefits associated with owning interests in an entity that is treated as a partnership, or “passthrough” entity, for U.S. federal and most applicable state and local income tax purposes following the offering. Investors in this offering will, by contrast, hold their equity ownership in Milan Laser Inc., a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes, in the form of shares of Class A common stock. Similarly, the Blocker Stockholder will hold its equity ownership in Milan Laser Inc. in the form of shares of Class C common stock. One of the tax benefits to the Continuing Equity Owners associated with this structure is that future taxable income of Milan Parent, LLC that is allocated to the Continuing Equity Owners will be taxed on a flow-through basis and therefore will not be subject to corporate taxes at the Milan Parent, LLC level. Additionally, because the Continuing Equity Owners will be entitled to have their LLC Interests redeemed or exchanged for newly issued shares of our Class C common stock on a one-for-one basis or, at our option, for cash, the Up-C structure also provides the Continuing Equity Owners with potential liquidity that holders of non-publicly traded limited liability companies are not typically afforded.
Milan Laser Inc. also expects to benefit from the Up-C structure because, in general, Milan Laser Inc. expects to benefit in the form of cash tax savings in amounts equal to 15% of certain tax benefits Milan Laser Inc. actually realizes (or in some circumstances is deemed to have realized) arising from (i) the Basis Adjustments (as defined below), (ii) the Blocker Tax Attributes (as defined below) and (iii) certain other tax benefits related to Milan Laser Inc. making payments under the Tax Receivable Agreement. We expect the TRA Participants to receive 85% of the cash savings attributable to tax benefits under the terms of the Tax Receivable Agreement, and the payments of such amounts to the TRA Participants are expected to be substantial. Such payments reduce cash otherwise arising from such tax savings. The Tax Receivable Agreement is discussed in “Certain Relationships and Related Party Transactions  —  Tax Receivable Agreement,” and the estimated payments with respect thereto are set forth in “— The Offering — Tax Receivable Agreement.” See “Risk Factors — Risks Related to Our Company and Our Organizational Structure.”
Because the shares of common stock held by our Co-founders and LGP will have voting rights entitling the holder to ten votes per share, our Up-C structure will have three classes of common stock. The voting and economic rights of our three classes of common stock are summarized in the following table:
Class of Common Stock	Votes Per Share	Economic Rights
Class A common stock	One	Yes
Class B common stock	Ten	No
Class C common stock	Ten	Yes
The Continuing Equity Owners (including our Co-founders and funds affiliated with LGP other than the Blocker Stockholder) will hold shares of Class B common stock and the Blocker Stockholder will hold shares of Class C common stock. The Continuing Equity Owners may, at their election (including upon a proposed sale of such interest), have their Class A LLC Interests (and an equivalent number of Class B common stock) redeemed for shares of Class C common stock. Upon a sale or transfer of Class C common stock (other than to a specified permitted transferee) shares of Class C common stock will automatically convert to shares of Class A common stock.
We will consummate the following organizational transactions in connection with this offering:
•
we will acquire, by means of a merger, the Blocker Company (the “Blocker Merger”) and will issue to the Blocker Stockholder                 shares of our Class C common stock and cash consideration of $      , and, as additional consideration for the Blocker Merger, the Blocker Stockholder will receive a right to certain payments pursuant to the Tax Receivable Agreement as depicted below;

•
we will amend and restate the Existing Agreement to, among other things, recapitalize certain Class A LLC Interests into Class A LLC Interests and Class B LLC Interests. Class A LLC Interests will have economic interests in Milan Parent, LLC. Class B LLC Interests will have voting interests but will not have economic interests in Milan Parent, LLC;

•
we will issue, in exchange for Class B LLC Interests held directly or indirectly by such Continuing Equity Owners,      shares of our Class B common stock to the Continuing Equity Owners, which is equal to the number of Class A LLC Interests held directly or indirectly by such Continuing Equity Owners immediately following the Transactions. Following such exchange,        Class B LLC Interests will remain outstanding and will be held by Milan Laser Inc. Milan Laser Inc. will exercise its voting rights under the Class B LLC Interests to elect itself the sole managing member of Milan Parent, LLC;

•
we will amend and restate Milan Laser Inc.’s certificate of incorporation to, among other things, provide for (1) the recapitalization of our outstanding shares of existing common stock into Class A common stock, with each share of our Class A common stock entitling its holder to one vote per share on all matters presented to our stockholders generally; (2) Class B common stock, with each share of our Class B common stock initially entitling its holder to ten votes per share on all matters presented to our stockholders generally (for so long as the aggregate number of outstanding shares of our Class B common stock and Class C common stock held by our Co-founders or their permitted transferees represents at least 20% of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share) but no economic rights, and that shares of our Class B common stock may only be held by the Continuing Equity Owners and their respective permitted transferees as described in “Description of Capital Stock — Common Stock — Class B Common Stock;” and (3) Class C common stock, with each share of our Class C common stock initially entitling its holder to ten votes per share on all matters presented to our stockholders generally (for so long as the aggregate number of outstanding shares of our Class B common stock and Class C common stock held by our Co-founders or their permitted transferees represents at least 20% of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share) and the same economic rights as our Class A common stock.

•
we will issue           shares of our Class A common stock to the purchasers in this offering (or                 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in exchange for net proceeds, after taking into account the underwriting discounts and estimated offering expenses payable by us, of

approximately $      million (or approximately $      million if the underwriters exercise in full their option to purchase additional shares of Class A common stock);
•
we will use the net proceeds from this offering to (i) purchase                 newly-issued Class A LLC Interests (or                 Class A LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly or indirectly from Milan Parent, LLC, (ii) to purchase        LLC Interests directly from Continuing Equity Owners and (iii) as cash consideration to the Blocker Stockholder in the Blocker Merger, in each case, at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts;

•
Milan Parent, LLC intends to use the net proceeds from the sale of LLC Interests to Milan Laser Inc. to pay down a portion of our 2021 Credit Facility and for general corporate purposes, including to support the growth of our business, as further described under “Use of Proceeds;” and

•
Milan Laser Inc. will enter into (1) the Stockholders Agreement (2) the Registration Rights Agreement with the Continuing Equity Owners and the Blocker Stockholder and (3) the Tax Receivable Agreement. For a description of the terms of the Stockholders Agreement, the Registration Rights Agreement and the Tax Receivable Agreement, see “Certain Relationships and Related Party Transactions.”

Immediately following the consummation of the Transactions (including this offering):
•
Milan Laser Inc. will be a holding company and its principal asset will consist of LLC Interests it acquires directly from Milan Parent, LLC and indirectly from certain of the Continuing Equity Owners and the Blocker Stockholder;

•
Milan Laser Inc. will be the sole managing member of Milan Parent, LLC and will control the business and affairs of Milan Parent, LLC and its direct and indirect subsidiaries;

•
Milan Laser Inc. will directly own                 Class A LLC Interests, representing approximately    % of the economic interest in Milan Parent, LLC (or           Class A LLC Interests, representing approximately    % of the economic interest in Milan Parent, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•
Continuing Equity Owners and the Blocker Stockholder will own, collectively,           shares of Class B common stock and           shares of Class C common stock of Milan Laser Inc., respectively (or           shares of Class B common stock and           shares of Class C common stock of Milan Laser Inc., respectively, if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing approximately    % of the combined voting power of all of Milan Laser Inc.’s common stock and approximately    % of the economic interest in Milan Laser Inc. (or approximately    % of the combined voting power and approximately    % of the economic interest if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•
the purchasers in this offering will own (1)                 shares of Class A common stock of Milan Laser Inc. (or           shares of Class A common stock of Milan Laser Inc. if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing approximately    % of the combined voting power of all of Milan Laser Inc.’s common stock and approximately    % of the economic interest in Milan Laser Inc. (or approximately    % of the combined voting power and approximately    % of the economic interest in Milan Laser Inc. if the underwriters exercise in full their option to purchase additional shares of Class A common stock), and (2) through Milan Laser Inc.’s ownership of Class A LLC Interests, indirectly will hold approximately    % of the economic interest in Milan Parent, LLC (or approximately    % of the economic interest in Milan Parent, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

As the sole managing member of Milan Parent, LLC, we will operate and control all of the business and affairs of Milan Parent, LLC and, through Milan Parent, LLC and its direct and indirect subsidiaries, conduct our business. Following the Transactions, including this offering, Milan Laser Inc. will have a minority economic interest in Milan Parent, LLC, and will control the management of Milan Parent, LLC as its sole managing member. As a result, Milan Laser Inc. will consolidate Milan Parent, LLC and record a significant non-controlling interest in a consolidated entity in Milan Laser Inc.’s consolidated financial statements for the economic interest in Milan Parent, LLC held by the Continuing Equity Owners.
For more information regarding the Transactions and our structure, see “Our Organizational Structure.”
Ownership Structure
The diagram below depicts our organizational structure after giving effect to the Transactions, including this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

Blocker Stockholder
Continuing Equity Owners
Investors in this Offering
Class C common stock
• % voting interest
• % economic interest
Class B common stock
• % voting interest
• No economic interest
Class A common stock
• % voting interest(1)
• % economic interest
Milan Laser Inc.
(Delaware corporation)
Sole Managing Member LLC interests
• % economic interest
LLC interests
• % economic interest
Milan Parent, LLC
(Delaware limited liability company)
Operating Subsidiaries

(1)
Investors in this offering will hold approximately    % of the combined voting power of Milan Laser Inc. (or approximately    % of the combined voting power if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

After giving effect to the Transactions, including this offering, Milan Laser Inc. will be a holding company whose principal asset will consist of    % of the outstanding LLC Interests of Milan Parent, LLC, a Delaware limited liability company (or    % if the underwriters exercise in full their option to purchase additional shares of our Class A common stock).

The Offering
Issuer
Milan Laser Inc.
Shares of Class A common stock offered by us
       shares.
Underwriters’ option to purchase additional shares of Class A common stock from us
       shares.
Shares of Class A common stock to be outstanding immediately after this offering
     shares, representing approximately    % of the combined voting power of all of Milan Laser Inc.’s common stock (or               shares, representing approximately    % of the combined voting power of all of Milan Laser Inc.’s common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock),    % of the economic interest in Milan Laser Inc. and    % of the indirect economic interest in Milan Parent, LLC (or    % of the economic interest in Milan Laser Inc. and    % of the indirect economic interest in Milan Parent, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Shares of Class B common stock to be outstanding immediately after this offering
    shares, representing approximately    % of the combined voting power of all of Milan Laser Inc.’s common stock (or               shares, representing approximately    % of the combined voting power of all of Milan Laser Inc.’s common stock if the underwriters exercise in full their option to purchase additional shares of our Class A common stock) and no economic interest in Milan Laser Inc.
Shares of Class C common stock to be outstanding immediately after this offering
    shares, representing approximately     % of the combined voting power of all of Milan Laser Inc.’s common stock (or     shares, representing approximately     % of the combined voting power of all of Milan Laser Inc.’s common stock if the underwriters exercise in full their option to purchase additional shares of our Class A common stock),     % of the economic interest in Milan Laser Inc. and     % of the indirect economic interest in Milan Parent, LLC (or     % of the economic interest in Milan Laser Inc. and     % of the indirect economic interest in Milan Parent, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Class A LLC Interests to be held by us immediately after this offering
         Class A LLC Interests, representing approximately    % of the economic interest in Milan Parent, LLC (or         Class A LLC Interests, representing

approximately    % of the economic interest in Milan Parent, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Class A LLC Interests to be held by our Continuing Equity Owners immediately after this offering

         Class A LLC Interests, representing approximately    % of the economic interest in Milan Parent, LLC (or          Class A LLC Interests, representing approximately    % of the economic interest in Milan Parent, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Ratio of shares of Class A common stock and Class C common stock to Class A LLC Interests
Our amended and restated certificate of incorporation and the Milan Parent, LLC Limited Liability Company Agreement will require that we and Milan Parent, LLC at all times maintain a one-to-one ratio between the number of shares of Class A common stock and Class C common stock, on the one hand, issued by us and the number of Class A LLC Interests owned by us, on the other hand.
Ratio of shares of Class B common stock to Class A LLC Interests
Our amended and restated certificate of incorporation and the Milan Parent, LLC Limited Liability Company Agreement will require that we and Milan Parent, LLC at all times maintain a one-to-one ratio between the number of shares of Class B common stock owned by the Continuing Equity Owners and their respective permitted transferees and the number of Class A LLC Interests owned by the Continuing Equity Owners and their respective permitted transferees, except as otherwise determined by us. Immediately after the Transactions, the Continuing Equity Owners will together own 100% of the outstanding shares of our Class B common stock.
Permitted holders of shares of Class B common stock
Only the Continuing Equity Owners and the permitted transferees of Class B common stock as described in this prospectus will be permitted to hold shares of our Class B common stock. Shares of Class B common stock are transferable for shares of Class C common stock only together with an equal number of Class A LLC Interests. See “Certain Relationships and Related Party Transactions — Milan Parent, LLC Limited Liability Company Agreement —  Agreement in Effect After this Offering.”
Conversion
The Continuing Equity Owners may, at their election (including upon a proposed sale of such interest), have their Class A LLC Interests (and an equivalent number of Class B common stock) redeemed for shares of Class C common stock. Upon a sale or transfer of Class C common stock (other than to a specified permitted transferee), shares of Class C common stock will automatically convert to shares of Class A common stock.

Voting rights
Holders of shares of our Class A common stock, our Class B common stock and our Class C common stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except as otherwise required by law or our amended and restated certificate of incorporation. Each share of our Class A common stock entitles its holders to one vote per share and each share of our Class B common stock and our Class C common stock entitles its holders to ten votes per share on all matters presented to our stockholders generally (for so long as the aggregate number of outstanding shares of our Class B common stock and Class C common stock held by our Co-founders or their permitted transferees represents at least 20% of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share). See “Description of Capital Stock.”
Redemption rights of holders of LLC Interests
The Continuing Equity Owners may, subject to certain exceptions, from time to time at each of their options require Milan Parent, LLC to redeem all or a portion of their Class A LLC Interests in exchange for, at our election (determined by at least      of our independent directors (within the meaning of the          rules) who are disinterested), newly-issued shares of our Class C common stock on a one-for-one basis, or in connection with a redemption exercised in connection with the closing of this offering, a cash payment equal to price per share for which shares of Class A common stock are sold in this offering less any applicable underwriters’ discounts or commissions and brokers’ fees or commissions, or in connection with a redemption exercised after the closing of this offering, a cash payment equal to a volume weighted average market price of one share of our Class A common stock for each LLC Interest so redeemed, in each case, in accordance with the terms of the Milan Parent, LLC Limited Liability Company Agreement; provided that, at our election (determined by at least          of our independent directors (within the meaning of the          rules) who are disinterested), we may effect a direct exchange by Milan Laser Inc. of such Class C common stock or such cash, as applicable, for such LLC Interests. The Continuing Equity Owners may, subject to certain exceptions, exercise such redemption right for as long as their LLC Interests remain outstanding. See “Certain Relationships and Related Party Transactions — Milan Parent, LLC Limited Liability Company Agreement — Agreement in Effect After this Offering.” Simultaneously with the payment of cash or shares of Class C common stock, as applicable, in connection with a redemption or exchange of LLC Interests pursuant to the terms of the Milan Parent, LLC Limited Liability Company Agreement, a number of shares of our Class B common stock registered in the name of the redeeming or exchanging Continuing Equity Owner will be transferred to the Company and will be cancelled for no consideration on a one-for-one basis with the number of LLC Interests so redeemed or exchanged.

Use of proceeds
We estimate, based upon an assumed initial public offering price of $      per share (which is the midpoint of the price range set forth on the cover page of this prospectus), that we will receive net proceeds from this offering of approximately $      million (or $      million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), after deducting estimated underwriting discounts and commissions. We intend to use the net proceeds from this offering (i) to purchase          newly-issued LLC Interests (or          LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly from Milan Parent, LLC, (ii) to purchase          LLC Interests directly from Continuing Equity Owners and (iii) as cash consideration to the Blocker Stockholder in the Blocker Merger, in each case, at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts. Milan Parent, LLC intends to use the net proceeds it receives from the sale of LLC Interests to Milan Laser Inc. to pay down a portion of our 2021 Credit Facility and for general corporate purposes, including to support the growth of our business. Milan Parent, LLC will not receive any proceeds from the purchase by Milan Laser Inc. of the LLC Interests owned by the Continuing Equity Owners or paid as cash consideration to the Blocker Stockholder in the Blocker Merger. Milan Parent, LLC will bear or reimburse Milan Laser Inc. for all of the expenses of this offering. See “Use of Proceeds.”
Dividend policy
We currently intend to retain any future earnings to fund the development and expansion of our business, and, therefore, we do not anticipate paying cash dividends on our share capital in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors. Holders of our Class B common stock are not entitled to participate in any dividends declared by our board of directors. Because we are a holding company, our ability to pay cash dividends on our Class A common stock and Class C common stock depends on our receipt of cash distributions from Milan Parent, LLC and, through Milan Parent, LLC, cash distributions and dividends from our other direct and indirect wholly owned subsidiaries. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to compliance with contractual restrictions and covenants in the agreements governing our current and future indebtedness. Any such determination will also depend upon our business prospects, results of operations, financial condition, cash requirements and availability, industry trends and other factors that our board of directors may deem relevant. See “Dividend Policy.”
Controlled company
exception
After the consummation of the Transactions, we will be considered a “controlled company” for the purposes of the New York Stock Exchange rules as LGP will have more than 50% of the voting power for the election of our directors. See “Principal Stockholders.” As a “controlled company,” we will not be subject to certain corporate governance requirements, including that: (1) a majority of our board of directors consists of “independent directors,” as defined under the New York Stock Exchange rules; (2) we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; (3) we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (4) we perform annual performance evaluations of the nominating and corporate governance and compensation committees. As a result, we may not have a majority of independent directors on our board of directors, an entirely independent nominating and corporate governance committee, or an entirely independent compensation committee or perform annual performance evaluations of the nominating and corporate governance and compensation committees unless and until such time as we are required to do so.
Tax receivable agreement
Milan Laser Inc. will enter into the Tax Receivable Agreement with Milan Parent, LLC and the TRA Participants that will provide for the payment by Milan Laser Inc. to the TRA Participants of 85% of the amount of tax benefits, if any, that Milan Laser Inc. actually realizes (or in some circumstances is deemed to realize) as a result of (i) increases in the tax basis of assets of Milan Parent, LLC and its subsidiaries resulting from any redemptions or exchanges of LLC Interests by Continuing Equity Owners described above under “— The Offering  —  Redemption rights of holders of LLC Interests” (the “Basis Adjustments”), (ii) the unused portion of the increases in the Blocker Company’s share of the tax basis in the assets of Milan Parent, LLC as a result of the Blocker Company’s original acquisition of LLC Interests and any distribution (including a deemed distribution) by Milan Parent, LLC to the Original Equity Owners (collectively, the “Blocker Tax Attributes”), and (iii) certain other tax benefits related to Milan Laser Inc. making payments under the Tax Receivable Agreement. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the tax savings associated with the Basis Adjustments, the Blocker Tax Attributes, and certain other tax benefits related to Milan Laser Inc. making payments under the Tax Receivable Agreement would aggregate to approximately $      over 20 years from the date of this offering based on the assumed initial public offering price of $      per share of our Class A common stock, which is the midpoint of the range set forth on the cover page of this prospectus, and assuming all future redemptions or exchanges would occur one year after this offering. Under such scenario, assuming future payments are made on the date each relevant tax return is due, without extensions, we would be required to pay the TRA Participants approximately 85% of such amount, or approximately $      , over the 20-year period from the date

of this offering. Milan Laser Inc. will retain the benefit of the remaining 15% of these tax savings under the Tax Receivable Agreement. Milan Laser Inc. will depend on cash distributions from Milan Parent, LLC to make payments under the Tax Receivable Agreement, and Milan Parent, LLC’s ability to make such distributions may be subject to various limitations and restrictions. See “Certain Relationships and Related Party Transactions  —  Tax Receivable Agreement.”
Registration rights
agreement
Pursuant to the Registration Rights Agreement, we will, subject to the terms and conditions thereof, agree to register the resale of the shares of our Class A common stock upon conversion of the Class C common stock of the Continuing Equity Owners and the Blocker Stockholder that is either held by them or issuable to them upon redemption or exchange of their LLC Interests. See “Certain Relationships and Related Party Transactions — Registration Rights Agreement” for a discussion of the Registration Rights Agreement.
Risk factors
See “Risk Factors” beginning on page 31 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our Class A common stock.
Trading symbol
We intend to apply to list our Class A common stock on the New York Stock Exchange under the symbol “MLAN.”
Reserved share program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to    % of the Class A common stock offered by this prospectus for sale to some of our directors, officers and employees through a reserved share program, or Reserved Share Program. If these persons purchase reserved shares, it will reduce the number of shares of our Class A common stock available for sale to the general public. Any reserved shares of our Class A common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of our Class A common stock offered by this prospectus. See “Underwriting — Reserved Share Program.”
Unless we indicate otherwise or the context otherwise requires, all information in this prospectus:
•
gives effect to the amendment and restatement of the Existing Agreement, which Milan Parent, LLC converts all existing ownership interests in Milan Parent, LLC into                 LLC Interests, as well as the filing of our amended and restated certificate of incorporation;

•
gives effect to the other Transactions, including the consummation of this offering;

•
excludes                 shares of Class A common stock reserved for issuance under our 2021 Incentive Award Plan;

•
excludes                shares of Class A common stock reserved for issuance to holders of phantom equity awards in connection with the termination of our Phantom Plan;

•
assumes an initial public offering price of $      per share of Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus; and

•
assumes no exercise by the underwriters of their option to purchase                 additional shares of Class A common stock.

Summary Historical and Pro Forma Condensed Consolidated Financial and Other Data
The following tables present the summary historical consolidated financial and other data for Milan Parent, LLC and its subsidiaries and the summary pro forma condensed consolidated financial and other data for Milan Laser Inc. Milan Parent, LLC is the predecessor of the issuer, Milan Laser Inc., for financial reporting purposes. The summary consolidated statement of operations data for the six months ended June 30, 2021 and 2020, fiscal year 2020, the period from June 24, 2019 to December 31, 2019 (Successor period) and January 1, 2019 to June 23, 2019 (Predecessor period), and the summary consolidated balance sheet data as of June 30, 2021, December 31, 2020 and December 31, 2019 are derived from the consolidated financial statements of Milan Parent, LLC included elsewhere in this prospectus. The summary consolidated other financial data for the fiscal year 2018 are derived from the consolidated financial statements of Milan Parent, LLC not included in this prospectus. The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period. We have prepared our unaudited interim condensed combined financial statements on the same basis as the audited combined financial statements and, in our opinion, have included all adjustments, which include only normal recurring adjustments, necessary to present fairly in all materials respects our financial position and results of operations. The results for any interim period are not necessarily indicative of the results that may be expected for the entire year. The information set forth below should be read together with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the accompanying notes included elsewhere in this prospectus.
The summary unaudited pro forma condensed consolidated financial data of Milan Laser Inc. presented below have been derived from our unaudited pro forma condensed consolidated financial information included elsewhere in this prospectus. These pro forma adjustments give effect to the Transactions as described in “Our Organizational Structure,” including the consummation of this offering, as if all such transactions had occurred on January 1, 2020 in the case of the unaudited pro forma consolidated statements of operations data, and as of June 30, 2021 in the case of the unaudited pro forma condensed consolidated balance sheet data. The unaudited pro forma condensed consolidated financial information includes various estimates which are subject to material change and may not be indicative of what our operations or financial position would have been had the Transactions taken place on the dates indicated, or that may be expected to occur in the future. See “Unaudited Pro Forma Condensed Consolidated Financial Information” for a complete description of the adjustments and assumptions underlying the summary unaudited pro forma condensed consolidated financial information.
The summary historical consolidated financial and other data of Milan Laser Inc. has not been presented because Milan Laser Inc. is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.
The table below presents our results of operations for our six months ended June 30, 2021 and 2020, our annual period ended December 31, 2020, the period from June 24, 2019 to December 31, 2019 (Successor period) and January 1, 2019 to June 23, 2019 (Predecessor period).

	Historical Milan Parent, LLC					Pro Forma Milan Laser Inc.
(in thousands, other than per share amounts)	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020	Fiscal Year 2020	Successor Period from June 24, 2019 through December 31, 2019	Predecessor Period from January 1, 2019 to June 23, 2019	Six Months Ended June 30, 2021	Year ended December 31, 2020
Statements of Operations Data:	(unaudited)	(unaudited)				(unaudited)	(unaudited)
Net revenues, net of refunds and financing fees	$71,764	$27,403	$70,105	$25,591	$17,699
Cost of sales (excludes depreciation and amortization shown below)	8,392	3,019	8,835	3,008	2,128
Selling, general and administrative expenses	43,916	21,048	50,625	23,083	23,133
Depreciation and amortization	6,715	5,982	12,534	6,288	429
Loss on disposal property and equipment	2	—	37	29	—
Transaction expenses	—	—	—	—	12,960
Total Operating Expenses	50,633	27,030	63,196	29,400	36,522
Operating Income (loss)	12,739	(2,646)	(1,926)	(6,817)	(20,951)
Other expense (income):
Loss on debt extinguishment	—	—	—	—	2,017
Interest expense	2,746	101	114	26	1,236
Other (income)	(5)	(39)	(42)	(70)	(27)
Total other expense (income)	2,741	62	72	(44)	3,226
Loss before provision for income taxes	$9,998	$(2,708)	$(1,998)	$(6,773)	$(24,177)
Provision for income taxes	—	—	—	—	—
Net Income (Loss)	$9,998	$(2,708)	$(1,998)	$(6,773)	$(24,177)
Net income (loss) attributable to noncontrolling interests
Net income (loss) attributable to Milan Laser Inc.
Net loss attributable to Class A Unit holders – basic	40.37	(10.94)	$(8.07)	$(27.35)	$(120,887)
Net loss attributable to Class A Unit holders – diluted	39.61	(10.94)	$(8.07)	$(27.35)	$(120,887)
Weighted-average units used in computing net loss per Class A Unit – basic	247,631	247,631	247,631	247,631	200
Weighted-average units used in computing net loss per Class A Unit – diluted	252,385	247,631	247,631	247,631	200

	Historical Milan Parent, LLC			Pro Forma Milan Laser Inc.
(in thousands)	As of June 30, 2021	As of December 31, 2020	As of December 31, 2019	As of June 30, 2021
Balance Sheet Data	(unaudited)			(unaudited)
Cash and cash equivalents	$23,857	$17,331	$7,467
Working capital(1)	(11,493)	(108)	(3,380)
Total assets	313,502	285,449	263,221
Total liabilities	311,747	47,774	23,736
Class A units	247,631	247,631	247,631
Additional paid-in capital	2,430	267	79
Accumulated deficit	(248,306)	(10,223)	(8,225)
Total members’ equity	1,755	237,675	239,485

(1)
We define working capital as current assets less current liabilities. See our financial statements included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

Other Financial Data
	Historical Milan Parent, LLC							Pro Forma Milan Laser Inc.
(in thousands):	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020	Fiscal Year 2020	Pro Forma Combined year ended December 31, 2019	Successor Period from June 24, 2019 through December 31, 2019	Predecessor Period from January 1, 2019 to June 23, 2019	Fiscal Year 2018	Six Months Ended June 30, 2021	Year Ended December 31, 2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Clinic-level contribution(1)	$39,954	$12,252	$30,829	$12,848	$7,872	$5,793	$8,672
Adjusted EBITDA(1)	$23,936	$3,602	$11,446	$771	$708	$879	$1,149
New clinic preopening expenses(2)	556	450	1,096	978	431	547	897
Reverse impact of deferred revenue(3)	30,075	5,210	19,836	15,825	8,743	6,125	6,663
Change in financed receivables(4)	(17,497)	(3,401)	(12,135)	(4,598)	(3,186)	(1,412)	(2,509)

(1)
Clinic-level contribution and Adjusted EBITDA are non-GAAP financial measures. For a reconciliation of clinic-level contribution to operating income (loss), the most directly comparable GAAP measure, and Adjusted EBITDA to net loss, the most directly comparable GAAP measure, see “— Clinic-Level Contribution” and “— Adjusted EBITDA” below.

(2)
New clinic pre-opening expenses relate to one-time costs incurred prior to a new clinic opening, which includes rent and utility expense for the period prior to clinic opening, the cost of hiring and training new employees, and the cost of delivering furnishings, equipment, and supplies to clinics.

(3)
Represents the impact of non-cash deferred revenue.

(4)
Represents the impact of the non-cash change in financed receivables.

Adjusted EBITDA
We present Adjusted EBITDA, which is considered a non-GAAP financial measure, because we believe it assists investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance.
We define Adjusted EBITDA as net income (loss) plus depreciation and amortization, stock-based compensation expense, interest expense and provision for income taxes, as further adjusted to eliminate the impact of certain non-cash and/or other items that we do not consider indicative of our ongoing operating performance, including transaction expenses related to the LGP Transaction, expenses incurred for warrant settlement liability, professional fees, loss on debt extinguishment and other one-time, non-recurring costs.
The following is a reconciliation of our net income (loss) to Adjusted EBITDA for the periods presented:
	Historical Milan Parent, LLC							Pro Forma Milan Laser Inc.
(in thousands)	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020	Fiscal Year 2020	Pro Forma Combined year ended December 31, 2019	Successor Period from June 24, 2019 through December 31, 2019	Predecessor Period from January 1, 2019 to June 23, 2019	Fiscal Year 2018	Six Months Ended June 30, 2021	Year Ended December 31, 2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income (loss)	$9,998	$(2,708)	$(1,998)	$(22,789)	$(6,773)	$(24,177)	$(6,260)
Depreciation and amortization	6,715	5,982	12,534	11,863	6,288	429	823
Stock-based compensation	2,491	76	188	151	79	—	—
Interest expense	2,746	101	114	26	26	1,235	1,906
Provision for income taxes	—	—	—	—	—	—	—
Transaction related expense(1)	—	—	—	—	—	12,960	—
Expense incurred for warrant settlement liability	—	—	—	8,014	—	8,014	4,458
Professional fees(2)	863	118	283	869	403	466	83
Loss on debt extinguishment	—	—	—	2,017	—	2,017	—
Other(3)	1,123	33	325	620	685	(65)	139
Adjusted EBITDA	$23,936	$3,602	$11,446	$771	$708	$879	$1,149

(1)
Transaction related expense represents one-time costs related to the LGP Transaction including advisory, banking, accounting and legal fees.

(2)
Professional fees incurred in 2018 related to one-time debt issuance costs, incurred in 2019 expenses related to LGP Transaction, incurred in 2020 related to LLC restructuring and incurred in 2021 related to legal, banking and advisory fees associated with this offering and in connection with the 2021 Credit Facility.

(3)
Other costs consist of other discrete items as determined by management, including new software integration expense, severance pay and line-of-credit fees.

Clinic-Level Contribution
We present clinic-level contribution, which is considered a non-GAAP financial measure, because we believe clinic-level contribution allows management to better understand and track the direct performance of our clinics from period to period. Clinic-level contribution includes only those operating expenses directly associated with clinic operations, which excludes certain corporate expenses. We define clinic-level contribution as operating income (loss) plus depreciation and amortization, stock-based compensation expense, expense incurred for warrant settlement liability, professional fees, loss on debt extinguishment, and other one-time, non-recurring costs, and corporate expenses directly attributed to support staff and corporate offices that, while essential in supporting our clinic operations, are not directly related to clinic operations.

The following is a reconciliation of our operating loss to clinic-level contribution for the periods presented:
	Historical Milan Parent, LLC							Pro Forma Milan Laser Inc.
(in thousands)	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020	Fiscal Year 2020	Pro Forma Combined year ended December 31, 2019	Successor Period from June 24, 2019 through December 31, 2019	Predecessor Period from January 1, 2019 to June 23, 2019	Fiscal Year 2018	Six Months Ended June 30, 2021	Year Ended December 31, 2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating income (loss)	$12,739	$(2,646)	$(1,926)	$(20,843)	$(6,817)	$(20,952)	$(4,354)
Depreciation and amortization	6,715	5,982	12,534	11,863	6,288	429	823
Stock-based compensation	2,491	76	188	151	79	—	—
Expense incurred for warrant settlement liability	—	—	—	8,014	—	8,014	4,458
Professional fees(1)	863	118	283	869	403	466	83
Transaction related expense(2)	—	—	—	—	—	12,960	—
Other(3)	1,125	33	362	650	714	(64)	132
Corporate expenses(4)	16,021	8,689	19,388	12,144	7,205	4,939	7,530
Clinic-level contribution	$39,954	$12,252	$30,829	$12,848	$7,872	$5,793	$8,672

(1)
Professional fees incurred in 2018 related to one-time debt issuance costs, incurred in 2019 expenses related to LGP Transaction, incurred in 2020 related to LLC restructuring and incurred in 2021 related to legal, banking and advisory fees associated with this offering and in connection with the 2021 Credit Facility.

(2)
Transaction related expense represents one-time costs related to the LGP Transaction including advisory, banking, accounting and legal fees.

(3)
Other costs consist of other discrete items as determined by management, including new software integration expense, severance pay, loss on disposal of PPE and line-of-credit fees.

(4)
Corporate expenses directly attributed to support staff and corporate facilities, consisting of:

•
Compensation expense for corporate level employees;

•
Rent and building expense related to corporate headquarters; and

•
Other corporate level expenses regarding business travel, professional fees, and office/software expense.

RISK FACTORS
Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our consolidated financial statements and the related notes, before deciding to invest in our Class A common stock. The occurrence of any of the events described below could harm our business, financial condition, results of operations, liquidity or prospects. In such an event, the market price of our Class A common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business.
Risks Related to Our Growth Strategy
Our long-term strategy involves opening new clinics, and is subject to many unpredictable factors.
One key component of our long-term growth strategy is to open new clinics and to operate those clinics on a profitable basis. As of June 30, 2021, we operated 132 clinics across 23 states. We may not be able to open new clinics as quickly as planned, if at all. We could experience delays or roadblocks in opening clinics for various reasons, including obtaining labor for construction, hiring adequate staffing and obtaining sufficient supplies to build and operate such clinics. Delays or failures in opening new clinics could materially adversely affect our growth strategy and our business, financial condition and results of operations. As we operate more clinics, our rate of expansion relative to the size of our clinic base will eventually decline.
In addition, we may face challenges locating and securing suitable new clinic sites in our target markets. Competition for those sites is intense, and other retail concepts that compete for those sites may have unit economic models that permit them to bid more aggressively for those sites than we can. There is no guarantee that a sufficient number of suitable sites will be available in desirable areas or on terms that are acceptable to us in order to achieve our growth plan. Our ability to open new clinics also depends on other factors, including:
•
negotiating leases with acceptable terms;

•
identifying, hiring and training qualified employees in each local market;

•
identifying and entering into management agreements with suitable affiliated physician entities (“PCs”) in certain target markets;

•
timely delivery of leased premises to us from our landlords and punctual commencement and completion of construction;

•
managing construction and development costs of new clinics, particularly in competitive markets;

•
obtaining construction materials and labor at acceptable costs;

•
available supply and timely delivery of equipment necessary to operate our clinics;

•
unforeseen engineering, environmental or other problems with leased premises;

•
generating sufficient funds from operations or obtaining acceptable financing to support our future development;

•
securing required governmental approvals, permits and licenses (including construction permits and operating licenses) in a timely manner and responding effectively to any changes in local, state or federal laws and regulations that adversely affect our costs or ability to open new clinics; and

•
the impact of inclement weather, natural disasters, pandemics and other calamities.

We may face additional unknown risks if in the future our business extends beyond our current focus.

New clinics, once opened, may not be profitable.
Opening new clinics typically requires us to make an initial investment of approximately $175,000 to $200,000, which cost we typically recoup via earnings generated by such clinic. However, we cannot assure you that this will continue for our existing clinics or that clinics we open in the future will see similar results. In new markets, the length of time before revenues for new clinics ramp up and stabilize is less predictable and can be longer than we expect because of our limited knowledge of these markets and consumers’ limited awareness of our brand. New clinics may not be profitable and their revenue performance may not follow historical patterns. Our ability to operate new clinics profitably and increase bookings and revenues will depend on many factors, some of which are beyond our control, including:
•
consumer awareness and understanding of our brand;

•
our marketing strategy;

•
general economic conditions, which can affect clinic traffic, local rent and labor costs and prices we pay for the supplies and equipment we use;

•
changes in consumer preferences and discretionary spending;

•
changes in customer preferences in body areas treated;

•
competition, either from independent medical spa operators, waxing clinics or, to a lesser extent, dermatologists, plastic surgeons and other physicians who may provide hair removal as an ancillary service;

•
the identification and availability of attractive sites for new facilities and the anticipated commercial, residential and infrastructure development near our new facilities;

•
changes in government regulation and enforcement; and

•
other unanticipated increases in costs, any of which could give rise to delays or cost overruns.

If our new clinics do not perform as planned, our business and future prospects could be harmed. In addition, if we are unable to achieve our expected economic returns on new clinics, our business, financial condition and results of operations could be adversely affected.
Our expansion into new markets may be more costly and difficult than we currently anticipate which would result in slower growth than we expect.
Clinics we open in new markets may take longer to reach expected revenue and profit levels on a consistent basis and may have higher construction, occupancy, marketing or operating costs than clinics we open in existing markets, thereby affecting our overall profitability. New markets may have competitive conditions, consumer tastes or discretionary spending patterns that are more difficult to predict or satisfy than our existing markets. We may need to make greater investments than we originally planned in advertising and promotional activity in new markets to build brand awareness. We may find it more difficult in new markets to hire, motivate and keep qualified employees. For these reasons, among others, our new clinics may be less successful than our existing clinics. If we do not successfully execute our plans to enter new markets, our business, financial condition and results of operations could be materially adversely affected.
Our potential need to raise additional capital to accomplish our objectives of expanding into new markets and selectively developing clinics exposes us to risks, including limiting our ability to develop or acquire clinics and limiting our financial flexibility.
As part of our growth strategy, we plan to expand into new markets and pursue the selective development and acquisition of clinics. If we do not have sufficient cash resources, our ability to expand our business in new markets and develop and acquire clinics could be limited unless we are able to obtain additional capital through future debt or equity financing. Using cash to finance development and acquisition of clinics could limit our financial flexibility by reducing cash available for operating purposes. Using debt financing could result in lenders imposing financial covenants that limit our operations and financial flexibility. Using equity financing may result in dilution of ownership interests of our existing stockholders.
Our failure to manage our growth effectively could harm our business and operating results.
Our growth plan includes a significant number of new clinics. Our existing clinic management systems, administrative staff, financial and management controls, risk management and information systems may be inadequate to support our planned expansion. Those demands on our infrastructure and resources may also materially adversely affect our ability to manage our existing clinics. Managing our growth effectively will require us to continue to enhance these systems, procedures and controls and to hire, train and retain doctors, technicians and clinical staff. We may not respond quickly enough to the changing demands that our expansion will impose on our management, clinic teams and existing infrastructure which could harm our business, financial condition and results of operations.
A lack of qualified employees would significantly hinder our growth plans and adversely affect our results of operations.
As we grow, our ability to increase productivity and profitability will be limited by our ability to employ, train, and retain skilled personnel. There can be no assurance that we will be able to maintain an adequate skilled labor force necessary to operate efficiently, that our labor expenses will not disproportionately increase as a result of a shortage in the supply of skilled personnel or that we will not have to curtail our planned internal growth as a result of labor shortages. If we are unable to attract, train and retain qualified personnel, we may be unable to provide our services, the quality of our services may decline and we could lose customers or our brand and reputation may be harmed, which could have a material adverse effect on our business, financial condition and results of operations. Additionally, the inability to recruit personnel to staff our clinics, will substantially slow our ability to expand and build new clinics, which would have an adverse impact on our growth. From time to time, and particularly in recent years, the lack of availability of personnel, including qualified technicians and medical personnel, has been a significant operating issue in our industry in certain local and regional markets. If the demand exceeds the supply of available and qualified personnel, we and our competitors may be forced to offer higher compensation and other benefits to attract and retain them. Even if we were to offer higher compensation and other benefits, there can be no assurance that these individuals will choose to join or continue to work for us. Furthermore, the competitive market for this labor force has created turnover as many seek to take advantage of the available positions offering new and more attractive wage and benefit packages. We may be required to hire more expensive temporary personnel or increase our recruiting and marketing costs relating to labor. The use of temporary or agency staff or employee turnover could also heighten the risks of quality control and medical malpractice. In addition to the wage pressures inherent in this environment, the cost of training new employees amid the turnover rates may cause added pressure on our operating results. In addition, while none of our employees are currently represented by a labor union, if some of our employees were to become unionized, it could increase labor costs or otherwise disrupt our operations.
We may not be able to successfully recruit and retain qualified nurses, nurse practitioners, laser technicians and other providers.
Our success depends upon our continuing ability to recruit and retain qualified nurses, nurse practitioners, laser technicians and other providers. In the event we are unable to attract a sufficient number of such qualified providers, our growth rate may suffer.
We depend on key members of our management team and will need to add, retain and motivate additional leading experts and qualified personnel, and our ability to operate effectively could be impaired if we fail to attract and retain our executive officers.
We are highly dependent on our executive officers and other key management and technical personnel, including our founders, Shikhar Saxena, M.D., and Abe Schumacher, M.D. Our success depends, in part, upon the continuing contributions of our executive officers and key employees at the management level. Furthermore, though we have entered into (or plan to enter into, in the case of Dr. Saxena and Dr. Schumacher) employment agreements which each of our executive officers, there is no guarantee that executive officers will not leave, and if they do leave, any post-termination limitations in their employment agreements may not be enforceable. The loss of the services of any of our executive officers or the failure to attract other executive officers could have a material adverse effect on our business, financial condition and results of operations or our business prospects. If we lose the services of any of our key employees at the operating or regional level, we may not be able to replace them in a timely manner, if at all, with similarly qualified personnel, which could harm our business, financial condition and results of operations.
We currently purchase our lasers from one supplier and, while alternative suppliers exist, if we were to need to transition to one or more new suppliers, it may impose additional costs or cause delays in opening new clinics.
Currently, we purchase our lasers from one supplier, Candela Medical Inc. We also rely on our existing supplier as the provider of the warranty and repair services for this equipment for those lasers, including for replacement parts over the life of the laser. Alternative suppliers of our lasers exist; however, any disruption in operations of our existing supplier, product recalls or market withdrawals, or termination or suspension of our relationships with our existing supplier could impose additional costs or delays in maintaining operations at our existing clinics or to our opening of new clinics. Transitioning to a new supplier could impose additional costs or delays in our ability to open new clinics if we encounter delays or difficulties in securing such equipment and services or if we cannot then obtain an acceptable substitute on similar terms in a timely manner, which could impact our growth and affect our business, financial condition, results of operations as a result.
In addition to our laser equipment, we rely on third-parties to provide supplies and services necessary for our operations. Limitations in the number of available suppliers, or reliance on foreign suppliers, could result supply disruptions or in fewer alternatives for sourcing key supplies. Such supply constraints may result in a shortage of supplies, thereby increasing the cost of supplies and/or potentially inhibiting the ability of suppliers to deliver on time. These cost increases or delays could have a material adverse effect on our business, financial condition and results of operations and result in downtime, and delays.
We will be subject to all of the risks associated with leasing space that is subject to long-term non-cancelable leases for clinics that we intend to operate.
We regularly lease, or sublease, the real property where our clinics operate. We expect most of the spaces that we intend to open in the future will be leased. We anticipate that our leases generally will have an initial term of five years and generally can be extended only in five-year increments potentially at increased rates. We expect that our leases will typically be net leases, which require us to pay all of the costs of insurance, taxes, maintenance and utilities, and that these leases will not be cancellable by us. If a future clinic is not profitable, resulting in its closure, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. In addition, we may fail to negotiate renewals as each of our leases expires, either on commercially acceptable terms or at all, which could cause us to pay increased occupancy costs or to relocate or close clinics in desirable locations. These potential increases in occupancy costs and the cost of relocating or closing clinics could materially adversely affect our business, financial condition or results of operations.
We have a limited operating history on which to judge our new business prospects, growth strategy and management.
We have a limited operating history on which to judge our new business prospects, growth strategy and management. We commenced operations in the laser hair removal industry in 2012 and we do not have experience operating during prior recessionary cycles. Accordingly, we have only a limited operating history upon which to base an evaluation of our business, growth strategy and prospects, and we may not be able to accurately predict how our business will perform in a future recessionary cycle. In addition, we provide a lifetime guarantee of our laser hair removal services, which has been effective for less than 10 years. Operating results for future periods are subject to numerous uncertainties, some of which are described herein, and we cannot assure you that we will sustain our growth. Our prospects must be considered in light of the risks encountered by companies with a limited operating history, particularly rapidly growing companies. We cannot assure you that we will successfully address any of these risks.
We have experienced net losses and may not achieve or sustain profitability in the future.
We have experienced periods of net losses in the past and while we have recently achieved profitability, our revenue may not grow and we may not maintain profitability in the future. Our ability to maintain profitability will be affected by the other risks and uncertainties described in this section and in Management’s Discussion and Analysis. If we are not able to sustain or increase profitability, our business, financial condition and results of operations will be materially adversely affected and the price of our common stock may decline.
Risks Related to Competition
Our clinics compete for customers in a highly competitive environment that may make it more difficult to increase our customer volumes and revenues.
The business of providing laser hair removal services is highly competitive in each of the markets in which our clinics operate. The primary bases of such competition are quality of services and reputation, price of services, marketing and advertising strategy and implementation, convenience of office locations and hours of operation. Our clinics compete with other laser hair removal clinics and other personal-care and beauty alternatives in their local market, including waxing, sugaring and threading. Many of those competitors have established brands and reputations in their markets. Some of these competitors and potential competitors may have financial resources, reputations or management expertise that provide them with competitive advantages over us, which may make it difficult to compete against them. Our largest multi-unit laser hair removal competitors are Ideal Image MedSpa, which as of July 1, 2021 operated approximately 150 units domestically across 30 states, and LaserAway, which as of July 1, 2021 operated approximately 73 units across seven states, including states in which we operate. Furthermore, due to the increased number of low-cost and independently owned laser hair removal or personal-care and beauty alternatives, we may face increased competition if we increase our price or if discretionary spending declines, among other factors. We also face competition from other personal care and beauty alternatives, including waxing, sugaring, or threading, including from large national operators such as European Wax Center, which may provide alternative methods of hair removal that are more attractive to certain of our potential customers. For example, laser hair removal may be less effective on hair with less pigment, including blonde, gray and red colored hair. Should our customers fail to achieve the desired results, or should our potential customers believe that they will experience better results with alternative methods of hair removal, our service offerings could be competitively disadvantaged. In addition, there are a number of other laser hair removal providers and practices and other personal-care and beauty alternatives to our services that are attempting to duplicate or follow our business model and that are currently operating in our markets and in other parts of the country and may enter our existing markets in the future. Competitors may attempt to copy our business model, or portions thereof, which could erode our market share and brand recognition and impair our growth rate and profitability.
New technologies or treatment methods could put our service offerings at a competitive disadvantage or render our services obsolete.
Technological innovation or the development of new treatment methods and technology, including the development of at-home laser hair removal for home consumer use, as well as other in-home solutions, such as shaving, chemical-based creams, epilators and at-home waxing, could provide solutions to hair removal that are more affordable or more appealing to consumers than our services, which could put our service offerings at a competitive disadvantage. Competitors may develop new, noninvasive therapies that are more effective, in general or more effective on hair with less pigment in particular, more convenient or less expensive than our treatments. The introduction of new technologies, along with these new therapies could result in increased competition or make our services obsolete. Any such developments could have a material adverse effect on our business, financial condition and results of operations.
Use of the internet and social media may adversely impact our business and reputation.
We are highly dependent on our online brand and reputation for future business. Consumers increasingly turn to online reviews and other social media platforms for information and decisions about consumer products and services. Negative reviews, or reviews in which our competitors’ services are rated more highly than ours, irrespective of their accuracy, could negatively affect our brand and reputation. The internet could be used to spread disinformation regarding the safety or efficacy of our treatments and services, and we will have limited ability to control the content or reach of such disinformation whether or not such information is accurate. There has been a substantial increase in the use of social media platforms, including blogs, social media websites and other forms of digital communications, and the importance of social media influencers in the personal-care and beauty products industry, that allow individuals access to a broad audience of consumers. Negative commentary regarding us or our services may be posted on social media platforms or other electronic means at any time and may be materially adverse to our reputation or business. Customers value readily available information and often act on such information without further investigation and without regard to its accuracy. Any harm to us or our services may be immediate without allowing us an opportunity for redress or correction. Social media platforms may also make it easier for smaller competitors to compete with us.
Our marketing programs may not be successful.
We incur costs and expend other resources in our marketing efforts to attract and retain customers. Our marketing activities are principally focused on customer education, increasing brand awareness and driving customer volumes. As we open new facilities, we undertake aggressive marketing campaigns to increase awareness about services. As part of our marketing approach, we rely on SEO, SEM and other programs to optimize our online content and generate cost-effective leads by developing specialized advertising and geo-targeted campaigns. We also use, and continue to develop, targeted marketing efforts within local neighborhoods through channels such as direct mail, digital media, community sponsorships and events, and a robust online and social media presence. These initiatives may not be successful, and may not adequately attract new customers, resulting in expenses incurred without the benefit of higher revenue. Further, our ability to market our services may be restricted or limited by federal or state law. For example, our marketing activities are subject to various federal and state laws. We believe we are currently in material compliance with such laws and that compliance with such laws does not materially impact our business. This includes federal and state consumer protection, advertisement and unfair competition laws that broadly regulate our marketing practices and prohibit false advertising or promises relating to our services. These laws generally require any claims in advertisement to be truthful, cannot be deceptive or unfair and must be evidence-based. In addition, state medical boards prohibit physicians from making false, misleading or untrue statements when engaging in advertising. Failure to comply with such laws can lead to penalties, including sanctions and fines, and subject the PC's physicians to disciplinary action, which could result in sanctions being imposed against the PC's physicians. The imposition of such penalties could have a material adverse effect on our business, financial condition, cash flows and results of operations. We also rely on a variety of direct marketing techniques, including telemarketing, email marketing and direct mail. Our marketing activities are regulated under laws such as the Telemarketing Sales Rule, the CAN-SPAM Act of 2003, rules and regulations by the FTC, such as the FTC’s Guides Concerning the Use of Endorsements and Testimonials in Advertising, rules and regulations by the State Medical Boards, regarding advertising and marketing and various United States state laws or federal laws regarding marketing and solicitation (including by physicians), or state data protection laws, including the CCPA, that govern these activities. See ‘‘— Changes in privacy and advertising laws could materially adversely affect our ability to market our services and products effectively, as well as our business, financial condition and results of operations more generally.’’

We rely on internet search engines, particularly Google, to drive traffic to our platform.
We rely heavily on internet search engines to generate a significant amount of traffic to our websites, principally through SEM as well as through SEO. The number of consumers we attract from search engines to our platform is due in large part to how and where information from, and links to, our websites are displayed on search engine results pages. The display, including rankings, of search results can be affected by a number of factors, many of which are not in our control and may change frequently. Search engines frequently update and change the logic that determines the placement and display of results of a user’s search, such that the purchased or algorithmic placement of links to our websites can be negatively affected. In addition, a search engine could, for competitive or other purposes, alter its search algorithms or results causing our websites to place lower in search query results. If a major search engine, especially Google, changes its algorithms in a manner that negatively affects the search engine ranking of our websites, or if competitive dynamics impact the cost or effectiveness of SEO or SEM in a negative manner, our business and financial performance would be adversely affected. Furthermore, our failure to successfully manage our SEO and SEM strategies and/or other traffic acquisition strategies could result in a substantial decrease in traffic to our websites.
In some instances, search and metasearch companies and application marketplaces may change their displays or rankings in order to promote their own competing products or services or the products or services of one or more of our competitors. For example, Google, a significant source of traffic to our website accounting for a substantial portion of the visits to our websites, frequently promotes its own competing products in its web search results, which has negatively impacted placement of references to our websites. Google’s promotion of its own competing products, or similar actions by Google in the future that have the effect of reducing our prominence or ranking on its search results, could have a material adverse effect on our business, financial condition and results of operations. Furthermore, search engines, including Google, have the ability to exclude us from their platform entirely, which would have a material adverse impact on our ability to market our services.
Opening new clinics in existing markets may negatively affect revenue at our existing clinics.
The target area of our clinics varies by location and depends on a number of factors, including population density, other available retail services, area demographics and geography. As a result, the opening of a new clinic in or near markets in which we already have clinics could adversely affect the revenues of those existing clinics. Existing clinics could also make it more difficult to build our patient base for a new clinic in the same market. Our business strategy does not entail opening new clinics that we believe will materially affect revenue at our existing clinics, but we may selectively open new clinics in and around areas of existing clinics that are operating at or near capacity to effectively serve our customers. Revenue “cannibalization” between our clinics may become significant in the future as we continue to expand our operations and could affect our revenue growth, which could, in turn, adversely affect our business, financial condition and results of operations.
Risks Related to Our Systems and Intellectual Property
Our success depends largely on our ability to provide effective administrative office support to our clinics that results in increased revenues.
Our ability to continue to grow and improve profitability depends, to a significant extent, on our ability to provide quality and cost-effective administrative office support and financial support services that enable our clinics to improve their operations. Our clinics and PCs rely on our central administrative staff to perform the non-clinical functions of their operations. As a result, the success of our clinics is dependent on our ability to provide effective services that permit them to improve their operations and increase their revenues, such as:
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implementing a cost-effective marketing strategy that focuses on local markets of our clinics;

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using our economics of scale to negotiate contracts with suppliers and technology providers and malpractice insurance;

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renewing leases for our clinics on commercially reasonable terms;

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maintaining our websites and call centers that provide consistent, high-quality customer service;

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providing integrated management information systems that track, among other things, service transactions and customer satisfaction data;

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providing clinic administrative staff;

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making available customer payment plans and alternative methods of payment; and

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providing training and other continuing education resources to supported doctors and technicians.

If we do not provide services that enable our clinics to improve their operations and increase customer volumes, we will not be able to increase customer revenues and recognize operational efficiencies and cost savings across our clinics, which may have a material adverse effect on our business, financial condition or results of operations.
Our internal computer systems, or those of any of our third-party service providers may fail or suffer security breaches, which could cause our business, financial condition and results of operations to suffer.
We increasingly rely on various information technology systems, all of which make up our integrated management information system, to process, transmit and store electronic information and we use information technology systems and networks in our operations and supporting departments. A majority of these information technology systems which are provided by third parties, and we rely on standardized procedures for operational and financial information, as well as for customer records and our billing operations. The future success and growth of our business depends on these information systems, communications, internet activity and other network processes. We may experience unanticipated delays, data breaches, complications or expenses in replacing, upgrading, implementing, integrating and operating our systems. Our integrated management information system regularly requires modifications, improvements or replacements that may require both substantial expenditures as well as interruptions in operations and distractions to our management. Our ability to implement these systems is subject to the availability of skilled information technology specialists to assist us in creating, implementing and supporting these systems. Our failure to successfully manage, design, implement and maintain all of our systems could have a material adverse effect on our business, financial condition and results of operations.
Further, like most companies, despite our current security measures, our information technology systems, and those of our third-party service providers, may be vulnerable to information security breaches, acts of vandalism, computer viruses and interruption or loss of personal information and other valuable business data. Stored data might be improperly accessed due to a variety of events beyond our control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers and other security issues. Although we rely on a variety of security measures, software, tools and monitoring to provide security for our processing, transmission, and storage of personal information and other confidential information, we cannot assure that we, or our respective third-party service providers will not experience any future security breaches, cyber-attacks or unauthorized disclosures, particularly given the continuously evolving nature of tools and methods used by hackers and cyber criminals.
Hackers and data thieves are increasingly sophisticated and operate large-scale and complex automated attacks, which may remain undetected until after they occur. Attacks upon information systems are being conducted by organized groups and individuals with a wide range of motives and expertise. As a result of the COVID-19 pandemic (as defined below), we may also face increased cybersecurity risks due to our reliance on internet technology and the number of our employees who are still working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities. Any material misappropriation, loss or other unauthorized disclosure of confidential or personal information, or disruption in performance or availability of our websites or information technology systems as a result of a security breach or cyber-attack could materially adversely affect our business and operations, including damaging our reputations and our relationships with customers, exposing us to risks of litigation and liability, all of which could have a material adverse effect on our operations. Despite the existing security procedures and controls that we have implemented, if our networks were compromised, it could give rise to unwanted media attention, materially damage our customer relationships, harm our business, reputation, results of operations, cash flows and financial condition, result in fines or litigation, and may increase the costs we incur to protect against such information security breaches, such as increased investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud.
The costs of mitigating cybersecurity risks are significant and are likely to increase in the future. These costs include, but are not limited to, retaining the services of cybersecurity providers; compliance costs arising out of existing and future cybersecurity, data protection and privacy laws and regulations; and costs related to maintaining redundant networks, data backups and other damage-mitigation measures. While we maintain cyber liability insurance that may cover certain cybersecurity risks, our insurance is subject to certain exclusions and exceptions, and may not be sufficient to protect against all losses we may incur if we suffer significant or multiple attacks.
Any failure to adequately protect our intellectual property or defend successfully against intellectual property infringement claims by third parties could significantly impact our business.
Our ability to compete effectively depends in part upon our intellectual property rights, including but not limited to our trademarks. Our use of contractual provisions, confidentiality procedures and agreements, and trademark, copyright, unfair competition, trade secret and other laws to protect our intellectual property rights may not provide us with adequate protection against third-party infringement or other violations of our intellectual property. We have not entered into confidentiality or invention assignment agreements with each party that may have developed or had access to our trade secrets, proprietary information or other intellectual property. Third parties may oppose our trademark or other intellectual property applications, otherwise seek to challenge the validity or enforceability of, or infringe upon, our intellectual property rights. Litigation may be necessary to enforce our intellectual property rights, or to defend against claims by third parties challenging our intellectual property rights or asserting that the conduct of our businesses infringes upon third-party intellectual property rights. We cannot guarantee that we will have the resources to enforce our intellectual property rights, or that our efforts to enforce our intellectual property will be successful. Furthermore, any intellectual property litigation or claims brought against us, whether or not meritorious, could result in substantial costs and diversion of our resources, and there can be no assurances that favorable final outcomes will be obtained in all cases. If a third party successfully opposes or challenges our trademarks or successfully claims that we infringe, misappropriate, dilute or otherwise violate their intellectual property rights, we may be subject to liability, required to enter into costly license agreements, required to rebrand or be prevented from providing some of our services. Our business, financial condition or results of operations could be materially adversely affected as a result.
Risks Relating to Our Industry and the Economy
Financial pressures on customers, and current and future economic conditions, may negatively affect consumer demand for our services, which may negatively affect revenue and profitability.
The COVID-19 pandemic has had a significant impact on the U.S. economy and the domestic unemployment rate. Even as the U.S. economy shows signs of recovery, many individuals throughout the country continue to experience difficult financial conditions. We may be materially adversely affected by customers’ unwillingness to pay for cosmetic procedures such as laser hair removal. Laser hair removal is classified as a cosmetic procedure and, therefore, medical insurance typically does not cover the services that we provide. As a result, even customers with medical insurance are financially responsible for their laser hair removal expenditures. The uncertain economic climate and potential increases of unemployment may cause consumer spending patterns to change. We anticipate that high levels of unemployment may materially adversely affect our business, although we are unable to predict the likely duration or severity of those conditions or the magnitude of effect on our business, financial condition or results of operations.

The ongoing COVID-19 pandemic has had a material impact on our business and could continue to impact our business.
In December 2019, a novel strain of coronavirus (“COVID-19”) was reported to have surfaced in Wuhan, China. COVID-19 has since spread to almost every country in the world, and efforts to contain the spread of COVID-19 have intensified. If COVID-19, in particular recent variants, continues to spread, or if vaccination and other efforts to help contain it are ineffective, we may need to again limit operations in certain states or localities. We are reliant upon the ongoing operations of our clinics to generate revenue and cash flow for our business, and a number of our clinics have been, and may in the future be, unable to operate all or a portion of their retail sales points.
COVID-19 can be transmitted through human contact and airborne delivery, and the risk of contracting COVID-19 continues to cause individuals, including the employees or customers of our clinics, to avoid gathering in public places, which has had, and could further have, adverse effects on the traffic or staffing at our clinics. Our clinics have been adversely affected when government authorities have imposed restrictions on public gatherings, human interactions and retail operations, and sought to mandate or have mandated closures, restricted hours of operations and imposed curfews. Even if such measures are relaxed or not implemented in the future and a virus or other infectious disease does not spread significantly within a given area, the perceived risk of infection or health risk in such area may adversely affect our business, liquidity, financial condition and results of operations. Additionally, different jurisdictions have experienced varying levels of initial outbreaks or resurgences in outbreaks at different times, and corresponding differences in government responses may make it difficult for us to plan or forecast an appropriate response to the evolving COVID-19 pandemic.
Our operations may be disrupted when employees are suspected of having COVID-19 (or other illnesses), or are suspected to have been exposed to someone who has tested positive for COVID-19. Such instances may require us to quarantine some or all of such employees, and/or close and disinfect any impacted stores. If a significant percentage of our or our clinics’ workforce is unable to work, including due to illness (or suspected COVID-19 exposure) or travel or government restrictions, including mandatory quarantines, in connection with pandemics or disease outbreaks, our operations may be negatively impacted, potentially adversely affecting our business, financial condition or results of operations.
In addition, our clinics’ revenues and results of operations may continue to be affected by uncertain or changing economic and market conditions arising in connection with and in response to the COVID-19 pandemic, including prolonged periods of high unemployment, inflation, deflation, prolonged weak customer demand, a decrease in customer discretionary spending, political instability, extended periods of corporate employees working from home or other changes. The significance of the operational and financial impact to us will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of variants of COVID-19 and the actions to contain COVID-19 or treat its impact, among others.
The ability of local and national authorities in containing COVID-19 and limiting the spread of infections will impact our business operations. The United States may fail to fully contain COVID-19 or suffer a resurgence in COVID-19, including the rapidly spreading Delta variant, which could have a material adverse effect on our business, financial condition and results of operations. While some state and local governments in the United States have started to remove or ease restrictions on certain businesses, there is no guarantee on when other jurisdictions will change their current policies. Moreover, jurisdictions that have reduced restrictions may reintroduce restrictions, as some have in those areas where there have been increased cases of COVID-19, including as a result of the rapidly spreading Delta variant.
To the extent the COVID-19 pandemic continues to adversely affect our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to our indebtedness and need to raise additional capital to finance strategic acquisitions.

Our business is subject to seasonal influences.
Our results are subject to seasonal fluctuations due to timing of marketing promotions, seasonal changes in attire among our potential customers, and holidays that may reduce our opportunity to consult with potential customers about our services. The resulting demand trend yields the lowest net bookings in the first quarter of our fiscal year. In addition, our quarterly results may fluctuate significantly because of several factors, including the timing of clinic openings, price increases and promotions, and general economic conditions. As a result of the fluctuations caused by these factors, our results of operations for any quarter are not necessarily indicative of results of operations for any future period or full year.
Because we recognize certain revenues over the term of the service provided, downturns or upturns in our business may not be fully reflected in our results of operations until future periods.
We generally recognize revenues from fees for our services ratably over the length of our customer treatments as well as in relation to our guarantee. Fees from our service are recognized over these two timeframes on a ratable basis. Amounts that have been paid are recorded in deferred revenues or revenues, depending on whether the revenue recognition criteria have been met. As such, a portion of our revenues we report each quarter are derived from the recognition of deferred revenues relating to fees paid in previous quarters. Consequently, a reduction in customer payments in any single quarter may only have a small impact on our revenues for that quarter. However, such a decline will negatively affect our revenues in future quarters. Accordingly, the effect of significant downturns in sales or market acceptance of our services may not be fully reflected in our results of operations until future periods.
Because many of our clinics are concentrated in certain regions of the United States, our results of operations could be materially adversely affected by regional events or trends.
Many of our existing clinics are concentrated in the mid-west and north-east of the United States, as well as Texas. The concentration in these particular regions could affect our operating results. For example, our results of operations may be adversely affected by economic conditions in such regions which may differ from other regions. Additionally, extreme weather or natural disasters that affect particular regions could have an exaggerated effect on our results of operations due to such concentration.
Risks Related to Payments and Financing
Difficulty in collecting payments from customers in a timely manner could impact our profitability.
Because laser hair removal is generally classified as a cosmetic procedure, customers predominantly pay for the laser hair removal services they receive out-of-pocket and are not eligible to defray the costs of those services through their medical insurance providers. As part of our business model, we offer customers the option of paying for our services through financing arrangements. As a result of certain of these financing arrangements, we may assume the financial risks relating to uncollectible and delayed payments.
Significant reductions in payments or collectability of payments for laser hair removal services may have a material adverse effect on our profitability.
Our revenue could decline due to changes in credit markets and decisions made by credit providers, a deterioration in consumers’ financial position and changes to the regulatory requirements regarding the granting of credit to customers.
Historically, a majority of our customers have financed their purchase of our services through third-party credit providers with whom we have existing relationships. If we are unable to maintain our relationships with our financing partners, there is no guarantee that we will be able to find replacement partners who will provide our customers with financing on similar terms, if any, and our ability to sell our services may be materially adversely affected. Further, reductions in consumer lending and the availability of consumer credit could limit the number of customers with the financial means to purchase our products. Higher interest rates could increase our costs or the monthly payments for our services financed through other sources of consumer financing. In the future, we cannot be assured that third-party financing providers will continue to provide consumers with access to credit or that available credit limits will not be reduced. Such restrictions or reductions in the availability of consumer credit, or the loss of our relationship with our current financing partners, could have a material adverse effect on our business, financial condition and results of operations.
We also offer financing to customers directly, which exposes us to credit risk, including the risk of losses and additional regulatory oversight. We typically self-finance customers that do not obtain financing from our third-party financing partners. As a result, this exposes us to the risks associated with lower credit profiles. Accordingly, such borrowers have historically been, and may in the future become, more likely to be affected, or more severely affected, by adverse macroeconomic conditions. The extension of consumer credit is inherently risky, including risks that the loan will not be repaid in a timely manner or at all. Our credit approval practices may not adequately manage credit risk. A failure to measure and limit the credit risk associated with our self-financing effectively could lead to unexpected losses and have a material adverse effect on our business, financial condition and results of operations. Additionally, such financing is provided to customers without recourse to any collateral. As a result, we will experience losses with respect to any payments we cannot collect from customers. Finally, any new regulatory initiatives or investigations by the CFPB or other state authority could impose additional costs and/or restrictions on credit practices, which could have an adverse effect on our financing activities.
Our 2021 Credit Facility contains financial covenants and other restrictions on our actions that may limit our operational flexibility or otherwise adversely affect our business, financial condition and results of operations.
The terms of our 2021 Credit Facility include a number of covenants that limit our ability to (subject to negotiated exceptions), among other things, incur additional indebtedness or issue preferred stock, incur liens on assets, enter into agreements related to mergers and acquisitions, guarantee other indebtedness, dispose of assets or pay dividends and make distributions. The terms of our Credit Facility also require us to maintain a net leverage ratio that is at or below the one specified in the agreement governing the facility. The terms of our Credit Facility may restrict our current and future operations and could adversely affect our ability to finance our future operations or capital needs. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategy and compete against companies that are not subject to such restrictions.
A failure by us to comply with the covenants specified in the Credit Facility could result in an event of default under the agreement, which would give the lenders the right to terminate their commitments to provide additional loans under our Credit Facility and to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be immediately due and payable. If the debt under the Credit Facility were to be accelerated, we may not have sufficient cash or be able to borrow sufficient funds to refinance the debt or sell sufficient assets to repay the debt, which could materially adversely affect our business, financial condition and results of operations.
Because we have variable rate debt, fluctuations in interest rates may affect our business, financial condition and results of operations.
LIBOR and certain other interest “benchmarks” may be subject to regulatory guidance and/or reform that could cause interest rates under our current or future debt agreements to perform differently than in the past or cause other unanticipated consequences.
Because our 2021 Credit Facility bears interest at variable interest rates, based on the London Interbank Offered Rate (“LIBOR”) and certain other benchmarks, fluctuations in interest rates could have a material effect on our business. As a result, we may incur higher interest costs if interest rates increase. These higher interest costs could have a material adverse impact on our financial condition and the levels of cash we maintain for working capital.
In addition, LIBOR and certain other interest “benchmarks” may be subject to regulatory guidance and/or reform that could cause interest rates under our current or future debt agreements to perform differently than in the past or cause other unanticipated consequences. The United Kingdom’s Financial Conduct Authority, which regulates LIBOR, has announced that it intends to stop encouraging or requiring banks to submit LIBOR rates after 2021, and it is unclear if LIBOR will cease to exist or if new methods of calculating LIBOR will evolve. However, the ICE Benchmark Administration, in its capacity as administrator of LIBOR, has published a consultation regarding its intention to continue publication of certain LIBOR tenors by 18 months to June 2023.
Notwithstanding this possible extension, a joint statement by key regulatory authorities called on banks to cease entering into new contracts that use LIBOR as a reference rate by no later than December 31, 2021, and it is impossible to predict whether LIBOR rates will continue to be published or supported after the end of 2021. If LIBOR ceases to exist or if the methods of calculating LIBOR change from their current form, interest rates on our current or future debt obligations may be adversely affected.
If a published U.S. dollar LIBOR rate is unavailable, we may be required to substitute an alternative reference rate, such as a different benchmark interest rate or the Secured Overnight Financing Rate (“SOFR”), in lieu of LIBOR under our 2021 Credit Facility. The Alternative Reference Rates Committee has proposed SOFR as its recommended alternative to LIBOR, and the Federal Reserve Bank of New York began publishing SOFR rates in April 2018. SOFR is intended to be a broad measure of the cost of borrowing cash overnight that is collateralized by U.S. Treasury securities. However, because SOFR is a broad U.S. Treasury repo financing rate that represents overnight secured funding transactions, it differs fundamentally from LIBOR. For example, SOFR is a secured overnight rate, while LIBOR is an unsecured rate that represents interbank funding over different maturities. In addition, because SOFR is a transaction-based rate, it is backward-looking, whereas LIBOR is forward-looking. Because of these and other differences, there is no assurance that SOFR will perform in the same way as LIBOR would have performed at any time, and there is no guarantee that it is a comparable substitute for LIBOR. SOFR may fail to gain market acceptance. Our 2021 Credit Facility provides that, under certain circumstances, our benchmark interest rate will automatically shift to be calculated based on SOFR. A change from LIBOR to any of the proposed alternative reference rates could result in interest obligations that are more than or that do not otherwise correlate over time with the payments that would have been made on this debt if U.S. dollar LIBOR were available in its current form. Any of these proposals or consequences could have a material adverse effect on our financing costs. Moreover, the phaseout of LIBOR may adversely affect our assessment of effectiveness or measurement of ineffectiveness for accounting purposes of any future interest rate hedging agreements indexed to LIBOR.
Risks Related to Regulation and Litigation
We are subject to numerous state, federal and local laws and regulations, and non-compliance with these laws and regulations may expose us to significant costs or liabilities.
We are subject to numerous state, federal and local laws and regulations relating to, among other matters, licensure and registration of our clinics as well as physicians, laser technicians and other individuals we employ or contract with to provide laser services and use of regulated products such as our laser equipment. In particular, state law may require the licensure and registration of our clinics and laser equipment. In addition, these laws may require laser technicians and other healthcare professionals to maintain licensure, registration, certification or accreditation in order to perform laser hair removal services. Certain of these laws also restrict the scope of services that laser technicians and other individuals can provide or may require supervision from a physician to provide laser hair removal services. These state, federal and local laws and regulations are complex, are subject to change and have tended to become more stringent over time. These laws vary from state to state. The failure to comply with licensure laws could result in professional discipline for our healthcare providers and laser technicians, civil or criminal penalties, including fines, or could require us to restructure our PCs’ operations, any of which could adversely affect our business, financial condition and results of operations. Our ability to operate profitably will depend, in part, on our PCs and our ability to obtain and maintain any necessary licenses and other approvals and operate in compliance with applicable state, federal and local laws and regulations. A determination by any regulator or regulatory authority that we are in violation of applicable laws and regulations have a material adverse effect on us, particularly if we are unable to restructure our operations and arrangements to comply with such the requirements, if we are required to restructure our operations and arrangements at a significant cost, or if we are subject to penalties or other adverse action. Violations of applicable laws or regulations by us, or allegations that we have violated applicable laws or regulations, may also adversely affect our brand and public perception about our business. We cannot predict the impact on our business of new or amended laws or regulations or any changes in the way existing and future laws and regulations are interpreted or enforced, nor can we ensure we will be able to obtain or maintain any required licenses or permits.
Although none of our services are currently covered by any state or federal government healthcare program or other third-party payor, applicable agencies and regulators may interpret that we are nonetheless subject to various federal and state laws intended to prevent healthcare fraud and abuse. See “Risk Factors — We may be subject to various federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback, self-referral, false claims and fraud laws, and any violations by us of such laws could result in fines or other penalties.” Our marketing activities are also regulated under federal, state and local laws. See "Risk Factors — Changes in privacy and advertising laws could materially adversely affect our ability to market our services and products effectively, as well as our business, financial condition and results of operations more generally” and “Risk Factors — Our marketing programs may not be successful.” From time to time, legislation is drafted and introduced in the U.S. Congress or state legislative bodies to revise the process for regulatory approval, manufacture and marketing of regulated products, such as our laser equipment. In addition, regulations and guidance are often revised or reinterpreted by regulators in ways that may significantly affect our business and our products. It is impossible to predict whether legislative changes will be enacted or if regulations, guidance or interpretations will change, and what the impact of such changes, if any, may be.
Currently, in many of our centers, our laser equipment is permitted to be operated by non-physician practitioners or other personnel pursuant to certain physician supervision and oversight requirements depending on state law. U.S. and state regulations could change at any time, limiting the ability of non-physicians to our laser equipment. We cannot predict the impact or effect of changes in U.S. or state laws or regulations on our business.
We may be subject to various federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback, self-referral, false claims and fraud laws, and any violations by us of such laws could result in fines or other penalties.
Although none of our services are currently covered by any state or federal government healthcare program or other third-party payor, applicable agencies and regulators may interpret that we are nonetheless subject to various federal and state laws intended to prevent healthcare fraud and abuse, including, but not limited, to the following:
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the federal Anti-Kickback Statute, which prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving or providing remuneration, directly or indirectly, to induce either the referral of an individual for an item or service or the purchasing or ordering of a good or service, for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs. Remuneration has been broadly defined to include anything of value, including cash, improper discounts and free or reduced price items and services;

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the federal False Claims Act, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, false claims, or knowingly using false statements, to obtain payment from the federal government, and which may apply to entities that provide coding and billing advice to customers. The federal False Claims Act has been used to prosecute persons submitting claims for payment that are inaccurate or fraudulent, that are for services not provided as claimed or for services that are not medically necessary. The federal False Claims Act includes a whistleblower provision that allows individuals to bring actions on behalf of the federal government and share a portion of the recovery of successful claims;

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similar state anti-kickback and false claims laws, some of which apply to items or services reimbursed by any third party payor, including commercial insurers or services paid out-of-pocket by consumers that govern our interactions with consumers or restrict payments, including commission-based compensation, that can be made to healthcare providers and other potential referral sources;
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HIPAA also created federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

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the Federal Trade Commission Act and federal and state consumer protection, advertisement and unfair competition laws, which broadly regulate marketplace activities and activities that could potentially harm consumers;

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state CPOM laws that prohibit general business corporations, such as us, from practicing medicine, controlling physicians’ medical decisions or engaging in some practices such as splitting fees with physicians;

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federal and state laws that regulate debt collection practices as applied to our debt collection practices; and

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state laws that require laser clinics and laser technicians and other healthcare professionals to maintain licensure, registration, certification or accreditation, limit the scope of services that they can perform, and require physician supervision to provide laser hair removal services.

Because of the breadth of these laws and the need to fit certain activities within one of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. The risk of our being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. Our failure to accurately anticipate the application of these laws and regulations to our business or any other failure to comply with regulatory requirements could create liability for us and materially adversely affect our business, financial condition and results of operations. Any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management’s attention from the operation of our business and result in adverse publicity.
Changes in privacy and advertising laws could materially adversely affect our ability to market our services and products effectively, as well as our business, financial condition and results of operations more generally.
Our ability to market our services effectively is an important component of our business. We rely on a variety of direct marketing techniques, including telemarketing, email marketing, text messages and direct mail. Any further restrictions under laws such as the Telemarketing Sales Rule, the Telephone Consumer Protection Act of 1991 (the “TCPA”), the CAN-SPAM Act of 2003, rules and regulations by the Federal Trade Commission (the “FTC”), such as the FTC’s Guides Concerning the Use of Endorsements and Testimonials in Advertising, rules and regulations by the State Medical Boards, regarding advertising and marketing and various U.S. state laws or federal laws regarding marketing and solicitation (including by physicians), or international data protection laws that govern these activities, could materially adversely affect the continuing effectiveness of telemarketing, email and direct mailing techniques and could force further changes in our marketing strategy. If this were to occur, we may be unable to develop adequate alternative marketing strategies, which could impact our ability to effectively market and sell our services. Additionally, if claims made in our marketing campaigns subject us to litigation alleging false advertising or false promises, which is common in our industry, such litigation could damage our brand or cause us to alter our marketing plans in ways that may materially and adversely affect sales, or result in the imposition of significant damages against us.
Complying with emerging and changing requirements has caused, and may cause, us to incur substantial costs or require us to change our business practices. As laws and regulations, including FTC enforcement, rapidly evolve to govern the use of these communications and marketing platforms, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations could materially adversely impact our business, financial condition and results of operations or subject us to fines or other penalties.

We are subject to laws, regulations, and industry standards related to data privacy, data protection and information security, including industry requirements such as the Payment Card Industry Data Security Standard and state laws on health information. Our actual or perceived failure to comply with such obligations could harm our business, financial condition or results of operations, including by causing damage to our reputation with patients or resulting in our incurring substantial additional costs or being subject to litigation.
We and certain of our respective third-party service providers collect, obtain and transmit confidential and personal information, including credit card information, about customers and other third parties (including our employees) in the course of conducting our respective businesses, particularly e-Commerce, through our respective websites and information technology systems. In the United States, various laws and regulations apply to the collection, use, disclosure and security of certain types of data. For instance, HIPAA implemented the use of standard transaction code sets and standard identifiers that covered entities such as health plans, healthcare clearinghouses, and certain healthcare providers, and their business associates and subcontractors, must use when submitting or receiving certain electronic healthcare transactions, including activities associated with the billing and collection of healthcare claims. At this time, although we provide customers with a Notice of Privacy Practices indicating that we comply with HIPAA requirements and provide HIPAA training to our employees, we are not transmitting health information electronically in connection with HIPAA standard transactions or complying with HIPAA’s requirements and are not a HIPAA covered entity, and we do not operate as a business associate to any covered entities. Therefore, HIPAA’s privacy, security, and breach notification requirements do not apply to us other than potentially with respect to providing certain employee benefits. However, we could become subject to criminal penalties if we knowingly obtain individually identifiable health information from a covered entity in a manner that is not authorized or permitted by HIPAA or for aiding or abetting any violation of HIPAA. We are unable to predict whether our actions could be subject to prosecution in the event of an impermissible disclosure of health information to us. Additionally, certain states have also adopted privacy, security, and breach notification laws and regulations with respect to health information, medical records, and patient data, some of which may be more stringent than HIPAA, and some of which may apply to our business. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future customers and strategic partners. Compliance with such requirements could require expending significant resources or such requirements may not be compatible with our current processes. Changing our current processes could be time consuming and expensive, and failure to implement required changes could subject us to significant liability for noncompliance. If we do not comply with applicable existing regulations regarding health information, medical records or patient data, we may be subject to litigation and proceedings against us by governmental entities, customers, or others, fines, criminal or civil penalties or other sanctions, reduced demand for our services, and negative publicity and harm to our brand and reputation. In addition, our failure to adequately train or monitor our workforce with respect to the requirements of the applicable state privacy, security, and breach notification laws and regulations, institute policies and procedures, and implement adequate security practices has exposed, and may in the future expose, us to risks, including risks resulting from inadvertent disclosures of unintentional acquisitions of health information, medical records or patient data that is protected by state laws.
Recently California passed sweeping privacy reforms with the California Consumer Privacy Act (“CCPA”), which took effect on January 1, 2020, and gives California residents expanded privacy rights and protections, and provides for civil penalties for violations and a private right of action for data breaches. Other states, such as Virginia, have also adopted, or are considering adopting similar data privacy laws and the implementation of similar legislation in other states where we have operations could impact our compliance and operations.
Further, certain laws may require us to notify governmental authorities and/or affected individuals of data breaches involving certain personal information or other unauthorized or inadvertent access to or disclosure of such information. We may need to notify governmental authorities and affected individuals with respect to such incidents. For example, laws in all 50 U.S. states may require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach. These laws are not consistent, and compliance in the event of a widespread data breach may be difficult and costly. We also may be contractually required to notify consumers or other counterparties of a security breach. Regardless of our contractual protections, any actual or perceived security breach or breach of our contractual obligations could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach.
In addition, we and our respective third-party payment processing providers are subject to the Payment Card Industry Data Security Standard (“PCI DSS”), which contains compliance guidelines and standards with regard to security surrounding the physical administrative and technical storage, processing and transmission of individual cardholder data. Failure to be PCI DSS compliant or to meet other payment card standards may result in the imposition of financial penalties or the allocation by the card brands of the costs of fraudulent charges to us.
We also make public statements about our use and disclosure of personal information through our privacy policies that are posted on our websites. The publication of our privacy policies and other statements that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices. For example, the FTC and many state Attorneys General continue to enforce federal and state consumer protection laws against companies for online data collection, use, dissemination and security practices that appear to be unfair or deceptive. For example, according to the FTC, failing to take appropriate steps to keep consumers’ personal information secure can constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. There are a number of legislative proposals in the United States, at both the federal and state level, and more globally, that could impose new obligations in areas such as e-commerce and other related legislation or liability for copyright infringement by third parties. We cannot yet determine the impact that these future laws, regulations and standards may have on our business.
In addition to government regulation, privacy advocates and industry groups have proposed, and may propose in the future, self-regulatory standards. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards. If we fail to comply with these contractual obligations or standards, we may face substantial liability or fines. We expect that there will continue to be new proposed laws and regulations concerning data privacy and security in the United States and other jurisdictions in which we operate. We cannot yet determine the impact such future laws, regulations and standards may have on our business or operations.
Any failure or perceived failure by us or any other third parties with whom we do business to comply with these laws, rules, regulations and standards, or with other obligations to which we or they may be or may become subject, may result in actions against us or them by governmental entities, private claims and litigations, fines, penalties or other liabilities, or result in orders or consent decrees forcing us or them to modify our or their business practices. As a result, we may incur significant costs to comply with laws regarding the protection and unauthorized disclosure of personal information, which could also negatively impact our operations, resulting in a material adverse effect on our business, financial condition and results of operations. Any such action could be expensive to defend, damage our reputation and materially adversely affect our business, results of operations, and financial condition.
We are dependent on our relationships with our PCs, which we do not own, to provide laser hair removal services, and our business would be adversely affected if those relationships were disrupted. Additionally, laws regulating the corporate practice of medicine, kickbacks, and fee-splitting could restrict the manner in which we are permitted to conduct our business, and the failure to comply with such laws could subject us to penalties or require a restructuring of our business.
Our contractual relationships with our PCs may implicate certain state laws that generally prohibit non-professional entities, such as us, from practicing medicine, employing physicians to practice medicine, providing licensed medical services, including laser hair removal services and exercising control over medical decisions by licensed physicians or other healthcare professionals (such activities are generally referred to as the “corporate practice of medicine,” or CPOM) or engaging in certain arrangements and practices such as fee-splitting with such licensed professionals and payment of commissions. In some states, these prohibitions are expressly stated in a statute or regulation, while in other states, the prohibition is a matter of judicial or regulatory interpretation. Other states in which we may operate in the future also generally prohibit the CPOM. The laws and regulations in these areas are complex, changing and often subject to varying interpretations. The specific requirements, interpretation and enforcement of these laws vary significantly from state to state and is often sparse and not fully developed, complicating our compliance efforts. These laws are also subject to change and to evolving interpretations and are enforced by state courts and regulatory authorities, which have broad discretion. As of June 30, 2021, we have 89 clinics operated pursuant to PC arrangements. For the years ended December 31, 2020, 2019 and 2018, and the six months ended June 30, 2021, revenue from our clinics operated pursuant to PC arrangements accounted for approximately 74%, 76%, 58% and 73% of our revenues, respectively.
There can be no assurance that these laws will be interpreted in a manner consistent with our practices or that other laws or regulations will not be enacted in the future that could have a material and adverse effect on our business, financial condition and results of operations. Although we believe we have structured our arrangements to comply with our understanding of applicable state prohibitions on CPOM, fee-splitting, and kickbacks, regulatory authorities, state boards of medicine, state attorneys general and other parties may challenge, assert or determine that our relationships with our PCs violate state CPOM, fee-splitting, and kickback prohibitions. If any of these events occur, we could be subject to adverse judicial and administrative proceedings, civil fines and penalties, certain relationships with our PCs could be voided and declared unenforceable, and, in more extreme cases, we could be subject to criminal liability for engaging in medical practice without a license, our agreements with physicians could be found legally invalid and unenforceable (in whole or in part) and/or we could be required to restructure our relationships with respect to physicians and business operations. Penalties for violations of state CPOM, fee-splitting, and kickback laws vary by state and may result in physicians being subject to disciplinary action, as well as forfeiture of revenues from payors for services rendered. A determination that our arrangements and business operations violate state laws and regulations or our inability to successfully restructure our relationships and business operations to comply with these laws could have a material adverse effect on our business, financial condition, reputation and results of operations. State CPOM, fee-splitting, and kickback prohibitions also often impose penalties on healthcare professionals for aiding in the improper rendering of professional services, which could discourage physicians and other healthcare professionals from providing medical director and clinical services at the clinics we manage.
Due to the prevalence of the corporate practice of medicine doctrine, including in the states where we predominantly conduct our business, we provide administrative and management services to our PCs pursuant to which those entities reserve exclusive control and responsibility for all aspects of the practice of medicine and the delivery of medical services under our arrangements. We do not own our PCs. Our PCs are owned by our Chief Medical Officer. We in turn contract with these entities through management services agreements for the provision of health care services and the receipt of fees. For further discussion of this structure, see “Business — Our Provider Arrangements” and “Certain Relationships and Related Party Transactions — Directed Stock Transfer Agreements.” While we expect that these relationships will continue, we cannot guarantee that they will. A material change in our relationship with our PCs and their providers, whether resulting from a dispute among the entities, a change in government regulation, or the loss of these affiliations, could impair our ability to provide services to our consumers and could have a material adverse effect on our business, financial condition and results of operations.
In addition, the arrangement in which we have entered to comply with state corporate practice of medicine doctrines could subject us to additional scrutiny by federal and state regulatory bodies regarding federal and state fraud and abuse laws. Any scrutiny, investigation or litigation with regard to our arrangements with our PCs could have a material adverse effect on our business, financial condition and results of operations, particularly if we are unable to restructure our operations and arrangements to comply with applicable laws or we are required to restructure at a significant cost, or if we were subject to penalties or other adverse action.
We, along with our PCs, may suffer losses or reputational harm from medical malpractice liability claims against our PCs’ doctors, our PCs or us and may be unable to obtain or maintain adequate insurance against these claims, which could cause us to incur significant expenses and may require us to pay significant damages if not covered by insurance.
Our business entails the risk of medical liability claims. Our PCs provide laser hair removal services, which are medical services, to the public and are exposed to the risk of medical malpractice lawsuits and other claims. Physicians and others may misuse the lasers used in our hair removal procedures, fail to follow operating guidelines or use improper techniques if they are not adequately trained in a particular use or the lasers may fail to function properly, potentially leading to pain or injury, including burns, blisters, skin and tissue damage, hyperpigmentation, inflammation, swelling, and scarring, and an increased risk of liability. Some of these lawsuits may involve large claims and significant defense costs. It is possible that these claims could also be asserted against us. Any suits against us, our PCs or our PCs’ doctors, if successful, could result in substantial damage awards to the claimants that may exceed the limits of any applicable insurance coverage. Although we do not control the practice of medicine by the supported offices, it could be asserted that we should be held liable for the negligence of a doctor, technician or other clinical staff member employed by a PC.
In addition, we and our PCs could incur reputational harm or negative publicity in relation to a material malpractice or care-related event involving a doctor employed by a PC. Malpractice lawsuits and claims can also lead to increased scrutiny by state regulators. Although we and our PCs carry insurance covering medical malpractice claims in amounts that we believe are appropriate in light of the risks attendant to our business, successful medical liability claims could result in substantial damage awards that exceed the limits of our and our PCs’ insurance coverage. Each of our PCs carries professional liability insurance for itself and each of its healthcare professionals, and we separately carry a professional liability insurance policy, which covers medical malpractice claims. In addition, professional liability insurance is expensive and insurance premiums may increase significantly in the future, particularly as we expand our services. As a result, adequate professional liability insurance may not be available to our PCs and their professionals or to us in the future at acceptable costs or at all.
Any claims made against us that are not fully covered by insurance could be costly to defend against, result in substantial damage awards against us and divert the attention of our management and our PCs from our operations, which could have a material adverse effect on our business, financial condition and results of operations. In addition, any claims may adversely affect our business or reputation.
We could be party to litigation that could adversely affect us by distracting management, increasing our expenses or subjecting us to material monetary damages and other remedies.
In addition to malpractice claims, we are, or may in the future be, also subject to a variety of other claims arising in the ordinary course of our business, which include, but are not limited to, claims relating to adverse side effects and reactions resulting from laser hair removal, improper administration of laser hair removal services, personal injury claims, contract claims and claims alleging violations of federal and state law regarding workplace and employment matters, equal opportunity, harassment, discrimination and similar matters, and we could become subject to class action or other lawsuits related to these or different matters in the future. Regardless of whether any claims against us are valid, or whether we are ultimately held liable, claims may be expensive to defend and may divert time and money away from our operations and hurt our performance. A judgment in excess of our insurance coverage for any claims could materially and adversely affect our business, financial condition and results of operations. Any adverse publicity resulting from these allegations may also materially and adversely affect our reputation or prospects, which in turn could materially adversely affect our business, financial condition and results of operations.

We are subject to the risk that our current insurance may not provide adequate levels of coverage against claims.
Our current insurance policies may not be adequate to protect us from liabilities that we incur in our business. Additionally, in the future, our insurance premiums may increase, and we may not be able to obtain similar levels of insurance on reasonable terms, or at all. Any substantial inadequacy of, or inability to obtain insurance coverage could materially adversely affect our business, financial condition and results of operations.
Furthermore, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business, financial condition and results of operations. Failure to obtain and maintain adequate directors’ and officers’ insurance would likely adversely affect our ability to attract and retain qualified officers and directors.
Risks Related to Our Company and Our Organizational Structure
Milan Laser Inc.’s sole material asset after the completion of this offering will be its direct interest in Milan Parent, LLC and, accordingly, Milan Laser Inc. will depend on distributions from Milan Parent, LLC to pay its taxes and expenses, including payments under the Tax Receivable Agreement. Milan Parent, LLC’s ability to make such distributions may be subject to various limitations and restrictions.
Upon the consummation of this offering, Milan Laser Inc. will be a holding company and will have no material assets other than its direct ownership of LLC Interests of Milan Parent, LLC. As such, Milan Laser Inc. will have no independent means of generating revenue or cash flow, and its ability to pay its taxes, satisfy its obligations under the Tax Receivable Agreement, and pay operating expenses or declare and pay dividends in the future, if any, will be dependent upon the financial results and cash flows of Milan Parent, LLC and its subsidiaries, and distributions Milan Laser Inc. receives from Milan Parent, LLC. There can be no assurance that Milan Parent, LLC and its subsidiaries will generate sufficient cash flow to distribute funds to Milan Laser Inc. or that applicable state law and contractual restrictions, including negative covenants in debt agreements of Milan Parent, LLC or its subsidiaries, will permit such distributions.
Milan Parent, LLC is expected to continue to be treated as a partnership for U.S. federal and most applicable state and local income tax purposes and, as such, in general, will not be subject to any entity-level U.S. federal, state or local income tax. Instead, taxable income will be allocated to holders of LLC Interests, including Milan Laser Inc. Accordingly, Milan Laser Inc. will generally incur income taxes on its allocable share of any taxable income of Milan Parent, LLC. Under the terms of the Milan Parent, LLC Limited Liability Company Agreement, Milan Parent, LLC will be obligated to make tax distributions to holders of LLC Interests, including Milan Laser Inc. In addition to tax expenses, Milan Laser Inc. will also incur expenses related to its operations, including payments under the Tax Receivable Agreement, which we expect will be significant. See “Certain Relationships and Related Party Transactions — Tax Receivable Agreement.” Milan Laser Inc. intends, as its managing member, to cause Milan Parent, LLC to make cash distributions to the owners of LLC Interests in an amount sufficient to (i) fund all or part of their tax obligations in respect of taxable income allocated to them and (ii) cover Milan Laser Inc.’s obligations under the Tax Receivable Agreement. Milan Parent, LLC will also make non-pro rata payments to Milan Laser Inc. to reimburse it for corporate and other overhead expenses. However, Milan Parent, LLC’s ability to make such distributions may be subject to various limitations and restrictions. Though we do not believe there will be any such restrictions in place at the closing of this Offering, such restrictions could include restrictions on distributions and payments that would either violate any contract or agreement to which Milan Parent, LLC or its subsidiaries is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering Milan Parent, LLC or its subsidiaries insolvent. If Milan Laser Inc. does not have sufficient funds to pay tax or other liabilities or to fund Milan Laser Inc.’s operations, Milan Laser Inc. may have to borrow funds, which could materially adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such lenders. To the extent that Milan Laser Inc. is unable to make payments under the Tax Receivable Agreement for any reason, such payments generally will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions — Tax Receivable Agreement” and “Certain Relationships and Related Party Transactions — Milan Parent, LLC Limited Liability Company Agreement — Agreement in Effect After this Offering.” In addition, if Milan Parent, LLC does not have sufficient funds to make distributions, our ability to declare and pay cash dividends will also be restricted or impaired. See “— Risks Related to This Offering and Ownership of Our Class A Common Stock” and “Dividend Policy.”
The Tax Receivable Agreement requires Milan Laser Inc. to make cash payments to the TRA Participants in respect of certain tax benefits to which Milan Laser Inc. may become entitled, and we expect that the payments Milan Laser Inc. will be required to make will be significant.
Upon the closing of this offering, Milan Laser Inc. will be a party to the Tax Receivable Agreement with Milan Parent, LLC and the TRA Participants. Under the Tax Receivable Agreement, Milan Laser Inc. will be required to make cash payments to the TRA Participants equal to 85% of the tax benefits, if any, that Milan Laser Inc. actually realizes, or in some circumstances is deemed to realize, as a result of (i) the Basis Adjustments, (ii) Blocker Tax Attributes and (iii) certain other tax benefits related to Milan Laser Inc. making payments under the Tax Receivable Agreement. Due to the uncertainty of various factors, we cannot precisely quantify the likely tax benefits Milan Laser Inc. will realize as a result of the Basis Adjustments, Blocker Tax Attributes and certain other tax benefits related to Milan Laser Inc. making payments under the Tax Receivable Agreement; however, we expect that the amount of the cash payments that Milan Laser Inc. will be required to make under the Tax Receivable Agreement will be significant. Milan Laser Inc. will depend on cash distributions from Milan Parent, LLC to make payments under the Tax Receivable Agreement, and Milan Parent, LLC’s ability to make such distributions may be subject to various limitations and restrictions. The term of the Tax Receivable Agreement will commence upon the consummation of this offering and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or have expired, unless we exercise our right to terminate the Tax Receivable Agreement (or the Tax Receivable Agreement is terminated due to a change in control or our breach of a material obligation thereunder), in which case, Milan Laser Inc. will be required to make termination payments to the TRA Participants as specified in the Tax Receivable Agreement. The termination payments required in such circumstances will be calculated by reference to the present value (at a discount rate equal to a per annum rate of LIBOR plus 1%) of all assumed future payments to the TRA Participants, which amounts will be based on certain assumptions. Based on such assumptions, if we were to exercise our termination right, or the Tax Receivable Agreement is terminated due to a change of control occurring, immediately following this offering, the aggregate amount of the termination payments would be approximately $   million. The foregoing number is merely an estimate and the actual payments could differ materially. In addition, payments we make under the Tax Receivable Agreement to the TRA Participants will be increased by any interest accrued from the due date (without extensions) of the corresponding tax return. Any payments made by Milan Laser Inc. to the TRA Participants under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to Milan Laser Inc. Furthermore, Milan Laser Inc.’s future obligation to make payments under the Tax Receivable Agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are the subject of the Tax Receivable Agreement. For more information, see “Certain Relationships and Related Party Transactions — Tax Receivable Agreement.” Payments under the Tax Receivable Agreement are not conditioned on any TRA Participant’s continued ownership of LLC Interests or our common stock after this offering.
The actual amount and timing of any payments under the Tax Receivable Agreement will vary depending upon a number of factors, including the amount of Blocker Tax Attributes, the period over which the Blocker Tax Attributes may be used, the timing of redemptions or exchanges by the holders of LLC Interests, the amount of gain recognized by such holders of LLC Interests, the amount and timing of the taxable income we generate in the future, and the federal tax rates then applicable. There may be a material negative effect on our financial condition and liquidity if, as described below, the payments under the Tax Receivable Agreement exceed the actual benefits Milan Laser Inc. receives in respect of the tax benefits that are the subject of the Tax Receivable Agreement and/or distributions to Milan Laser Inc. by Milan Parent, LLC are not sufficient to permit Milan Laser Inc. to make payments under the Tax Receivable Agreement.
Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the TRA Participants that will not benefit Class A common stockholders to the same extent as it will benefit the TRA Participants.
Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the TRA Participants that will not benefit the holders of our Class A common stock to the same extent as it will benefit the TRA Participants. Milan Laser Inc. will enter into the Tax Receivable Agreement with Milan Parent, LLC and the TRA Participants, and it will provide for the payment by Milan Laser Inc. to the TRA Participants of 85% of the amount of tax benefits, if any, that Milan Laser Inc. actually realizes, or in some circumstances is deemed to realize, as a result of (i) the Basis Adjustments, (ii) Blocker Tax Attributes, and (iii) certain other tax benefits related to Milan Laser Inc. making payments under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions — Tax Receivable Agreement.” Although Milan Laser Inc. will retain 15% of the amount of such tax benefits, this and other aspects of our organizational structure may adversely impact the future trading market for the Class A common stock.
In certain cases, payments under the Tax Receivable Agreement to the TRA Participants may be accelerated or significantly exceed the actual benefits Milan Laser Inc. realizes in respect of the tax benefits that are the subject of the Tax Receivable Agreement.
The Tax Receivable Agreement provides that upon certain mergers, asset sales, other forms of business combinations or other changes of control (including (A) Milan Laser Inc. ceasing to be the sole managing member of Milan Parent, LLC, (B) a complete liquidation or dissolution of Milan Laser Inc., (C) a sale by Milan Laser Inc. of all or substantially all of its assets or (D) subject to certain exceptions, a merger or business combination in which the existing stockholders of Milan Laser Inc. transfer more than 50% of the combined voting power of Milan Laser Inc.) or if, at any time, Milan Laser Inc. elects an early termination of the Tax Receivable Agreement, in each case, Milan Laser Inc. will be required to make termination payments to the TRA Participants as specified in the Tax Receivable Agreement. The termination payments required in such circumstances will be calculated by reference to the present value (at a discount rate equal to a per annum rate of LIBOR plus 1%) of all assumed future payments to the TRA Participants, which amounts will be based on certain assumptions. Based on such assumptions, if we were to exercise our termination right, or the Tax Receivable Agreement is terminated due to a change of control occurring, immediately following this offering, the aggregate amount of the termination payments would be approximately $   million. The foregoing number is merely an estimate and the actual payments could differ materially.
As a result of the foregoing, Milan Laser Inc. could be required to make payments under the Tax Receivable Agreement that (i) are greater than the actual benefits Milan Laser Inc. ultimately realizes in respect of the tax benefits that are subject to the Tax Receivable Agreement and (ii) may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, Milan Laser Inc.’s obligations under the Tax Receivable Agreement could have a substantial negative impact on Milan Laser Inc.’s liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. There can be no assurance that Milan Laser Inc. will be able to fund or finance its obligations under the Tax Receivable Agreement.
Milan Laser Inc. will not be reimbursed for any payments made to the TRA Participants under the Tax Receivable Agreement in the event that any tax benefits are disallowed.
Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine, and the Internal Revenue Service (“IRS”) or another taxing authority may challenge all or part of the Basis Adjustments, as well as other related tax positions we take, and a court could sustain such challenge. Although we are not aware of any material issue that would cause the IRS or another taxing authority to challenge a Basis Adjustment or Milan Laser Inc.’s utilization of Blocker Tax Attributes, Milan Laser Inc. will not be reimbursed for any cash payments previously made to the TRA Participants under the Tax Receivable Agreement in the event that any tax benefits initially claimed by us and for which payment has been made to a TRA Participant are subsequently challenged by the IRS or another taxing authority and are ultimately disallowed. Instead, any excess cash payments made by Milan Laser Inc. to a TRA Participant will be netted against any future cash payments that Milan Laser Inc. might otherwise be required to make to such TRA Participant under the terms of the Tax Receivable Agreement. However, Milan Laser Inc. might not determine that it has effectively made an excess cash payment to a TRA Participant for a number of years following the initial time of such payment and, if any of our tax reporting positions are challenged by the IRS or another taxing authority, Milan Laser Inc. will not be permitted to reduce any future cash payments under the Tax Receivable Agreement until any such challenge is finally settled or determined. If the outcome of any such challenge would reasonably be expected to materially affect a recipient’s payments under the Tax Receivable Agreement, then we will not be permitted to settle or fail to contest such challenge without the consent (not to be unreasonably withheld, conditioned or delayed) of the representatives of LGP and the Co-founders. No assurance can be given that the IRS or another taxing authority will agree with our tax reporting positions, including the allocation of value among our assets. As a result, in certain circumstances, payments could be made under the Tax Receivable Agreement that are significantly in excess of the tax savings that Milan Laser Inc. actually realizes in respect of the tax benefits that are the subject of the Tax Receivable Agreement, and Milan Laser Inc. may not be able to recoup those payments, which could adversely affect Milan Laser Inc.’s financial condition and liquidity.
Adverse developments in U.S. tax laws could have a material and adverse effect on our business, financial condition and results of operations. Our effective tax rate could also change materially as a result of various evolving factors, including changes in income tax law or changes in the scope of our operations.
Milan Laser Inc. is subject to income taxation, and Milan Laser Inc., Milan Parent, LLC and the subsidiaries of Milan Parent, LLC are subject to non-income taxation, in each case, at the U.S. federal level and by certain states and municipalities because of the scope of our operations. In determining our tax liability for these jurisdictions, we must monitor changes to the applicable tax laws and related regulations. While our existing operations have been implemented in a manner we believe is in compliance with current prevailing laws, one or more U.S. taxing authorities could seek to impose incremental, retroactive or new taxes on us. In addition, jurisdictions in which we operate are actively considering significant changes to current tax law. For example, on September 15, 2021, the House Ways and Means Committee approved proposals for changes in tax law that could result in an additional federal income taxes being imposed on us. The proposals include significant changes to the taxation of business entities including, among others, a permanent increase in the corporate income tax rate from 21% to 26.5% effective for tax years beginning after December 31, 2021. Further, because payments made pursuant to the Tax Receivable Agreement are made in part by reference to Milan Laser Inc.’s U.S. federal income tax rate, an increase in such rate will generally result in a corresponding increase in the amount of payments under the Tax Receivable Agreement, including if the Tax Receivable Agreement is terminated early and payments thereunder are accelerated. Any adverse developments in tax laws or regulations, including legislative changes (such as the enactment of the House Ways and Means proposals), judicial holdings or administrative interpretations, could have a material and adverse effect on our business, financial condition and results of operations. Finally, changes in the scope of our operations, including expansion to new geographies, could increase the amount of taxes to which we are subject, and could increase our effective tax rate, which could similarly adversely affect our financial condition and results of operations.
In certain circumstances, Milan Parent, LLC will be required to make distributions to Milan Laser Inc. and the Continuing Equity Owners, and the distributions that Milan Parent, LLC will be required to make may be substantial.
Milan Parent, LLC is expected to continue to be treated as a partnership for U.S. federal and most applicable state and local income tax purposes and, as such, in general will not be subject to U.S. federal, state or local income tax. Instead, taxable income will be allocated to its members, including Milan

Laser Inc. Pursuant to the Milan Parent, LLC Limited Liability Company Agreement, Milan Parent, LLC will make tax distributions to its members, including Milan Laser Inc., which will be pro rata based on the ownership of Class A LLC Interests, calculated using an assumed tax rate, to help each of the members to pay taxes on that member’s allocable share of Milan Parent, LLC’s taxable income. Under applicable tax rules, Milan Parent, LLC is required to allocate taxable income disproportionately to certain of its members in certain circumstances. Because tax distributions will be determined based on the member who is allocated the largest amount of taxable income on a per unit basis and on an assumed tax rate, but will be made pro rata based on ownership of Class A LLC Interests, Milan Parent, LLC will be required to make tax distributions that, in the aggregate, will likely exceed the amount of taxes that it would have paid if it were taxed on its income at the assumed rate.
Funds used by Milan Parent, LLC to satisfy its tax distribution obligations will not be available for reinvestment in our business. Moreover, the tax distributions Milan Parent, LLC will be required to make may be substantial, and may significantly exceed (as a percentage of Milan Parent, LLC’s income) the overall effective tax rate applicable to a similarly situated corporate taxpayer. In addition, because these payments will be calculated with reference to an assumed tax rate, and because of the disproportionate allocation of taxable income, these payments likely will significantly exceed the actual tax liability for many of the existing members of Milan Parent, LLC.
As a result of potential differences in the amount of taxable income allocable to us and to Continuing Equity Owners, as well as the use of an assumed tax rate in calculating Milan Parent, LLC’s distribution obligations, Milan Laser Inc. may receive distributions significantly in excess of its tax liabilities and obligations to make payments under the Tax Receivable Agreement. Milan Laser Inc. may choose to manage these excess distributions through a number of different approaches, including through the payment of dividends to its Class A and Class C common stockholders or by applying them to other corporate purposes. To the extent that Milan Laser Inc. holds such excess distributions, the Continuing Equity Owners may benefit from any value attributable to such excess distributions as a result of their ownership of Class C common stock following a redemption or exchange of their LLC Interests for shares of the Class C common stock notwithstanding that such Continuing Equity Owners may previously have participated as holders of LLC Interests in distributions by Milan Parent, LLC that resulted in such excess cash balances at Milan Laser Inc.
Milan Laser Inc. may incur tax and other liabilities attributable to the Blocker Stockholder and the Blocker Company as a result of the Blocker Merger.
The Blocker Stockholder holds its LLC Interests through the Blocker Company. In connection with the Blocker Merger, Milan Laser Inc. will (i) acquire LLC Interests indirectly held by the Blocker Stockholder and (ii) issue the Blocker Stockholder shares of Class C common stock, and the Blocker Stockholder will receive a right to certain payments pursuant to the Tax Receivable Agreement, as well as cash consideration. As the successor to the Blocker Company, Milan Laser Inc. will generally succeed to and be responsible for any outstanding or historical tax or other liabilities of the Blocker Company. As the sole shareholder of the Blocker Company, Milan Laser Inc. will generally be indirectly responsible for approximately $200,000 of federal and state income tax liabilities of the Blocker Company for the 2021 taxable year, and Milan Laser Inc. is not aware of any other liabilities of the Blocker Company. Any such liabilities for which Milan Laser Inc. is indirectly responsible could have an adverse effect on its liquidity and financial condition.
If Milan Laser Inc. was deemed to be an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), as a result of Milan Laser Inc.’s ownership of Milan Parent, LLC, applicable restrictions could make it impractical for Milan Laser Inc. to continue its business as contemplated and could have a material adverse effect on our business.
Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that Milan Laser Inc. is an “investment company,” as such term is defined in either of those sections of the 1940 Act.
As the sole managing member of Milan Parent, LLC, Milan Laser Inc. will control and operate Milan Parent, LLC. On that basis, we believe that Milan Laser Inc.’s interest in Milan Parent, LLC is not an “investment security” as that term is used in the 1940 Act. However, if Milan Laser Inc. was to cease participation in the management of Milan Parent, LLC, Milan Laser Inc.’s interest in Milan Parent, LLC could be deemed an “investment security” for purposes of the 1940 Act.
Milan Laser Inc. and Milan Parent, LLC intend to conduct their operations so that Milan Laser Inc. will not be deemed an investment company. However, if Milan Laser Inc. was to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on Milan Laser Inc.’s capital structure and its ability to transact with affiliates, could make it impractical for Milan Laser Inc. to continue its business as contemplated and could have a material adverse effect on our business.
The multi-class structure of our common stock will have the effect of concentrating voting control with LGP and our Co-founders, who will hold in the aggregate    % of the voting power of our capital stock (or    % if the underwriters exercise in full their option to purchase additional shares of Class A common stock) following the completion of this offering. As a result, we are a “controlled company” within the meaning of New York Stock Exchange listing standards and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements, and the interests of LGP and our Co-founders may differ from those of our public stockholders.
Following the closing of this offering, LGP and our Co-founders will hold in the aggregate    % of the voting power of our capital stock (or    % if the underwriters exercise in full their option to purchase additional shares of Class A common stock ). As a result, LGP and our Co-founders will have the ability, subject to the terms of the Stockholders Agreement, to control our management and affairs. The directors so elected will have the authority, subject to the terms of our indebtedness and applicable rules and regulations, to issue additional stock, implement stock repurchase programs, declare dividends and make other decisions. We anticipate that LGP and the Co-founders will, for the foreseeable future, have this significant influence over our corporate management and affairs, and will be able to control virtually all matters requiring stockholder approval. Even if LGP no longer singularly controls 50% of the combined voting power of our common stock, because LGP and our Co-founders will hold Class B common stock and Class C common stock with ten votes per share, our LGP and Co-founders will hold significant influence over our corporate management and affairs, and may be able, collectively, to control virtually all matters requiring stockholder approval.
We are considered a “controlled company” for the purposes of the New York Stock Exchange rules. As such, we are exempt from certain corporate governance requirements of the New York Stock Exchange rules, including:
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the requirement that a majority of the board of directors consist of independent directors;

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the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors; and

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the requirement that we have a compensation committee that is composed entirely of independent directors.

Following this offering, in reliance on exemptions available to us as a controlled company, we will not have a majority of independent directors and our compensation and nominating and corporate governance committees will not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of                 .
It is possible that the interests of LGP and/or our Co-founders, who will exert significant control over us, may in some circumstances conflict with our interests and the interests of our other stockholders, including you. For example, LGP or our Co-founders may have different tax positions from us, especially in light of the Tax Receivable Agreement, that could influence its decisions regarding whether and when to dispose of assets, whether and when to incur new or refinance existing indebtedness, and whether and when Milan Laser Inc. should terminate the Tax Receivable Agreement and accelerate its obligations thereunder. In addition, the determination of future tax reporting positions, the structuring of future transactions and the handling of any future challenges by any taxing authority to our tax reporting positions may take into consideration these tax or other considerations of LGP or our Co-founders, which may differ from the considerations of us or our other stockholders. See “Certain Relationships and Related Party Transactions — Tax Receivable Agreement.”
In addition, LGP is in the business of making or advising on investments in companies and may hold, and may, from time to time, acquire, interests in or provide advice to businesses that directly or indirectly compete with certain portions of our business or the business of our partners. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, neither LGP nor any director who is not employed by us or his or her affiliates will have any duty to refrain from engaging in a corporate opportunity in the same or similar lines of business as us.
LGP, non-employee directors and their affiliates will not be limited in their ability to compete with us, and the corporate opportunity provisions in our amended and restated certificate of incorporation could enable such persons to benefit from corporate opportunities that might otherwise be available to us.
Our amended and restated certificate of incorporation will provide that (i) LGP and any investment funds or entities controlled or advised by LGP and (ii) non-employee directors and their affiliates (each, an “Identified Person”) would not be restricted from owning assets or engaging in businesses that compete directly or indirectly with us. In particular, subject to the limitations of applicable law and our amended and restated certificate of incorporation, an Identified Person may among other things:
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engage in a corporate opportunity in the same or similar business activities or lines of business in which we or our affiliates has a reasonable expectancy interest or property right;

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purchase, sell or otherwise engage in transactions involving securities or indebtedness of us or our affiliates, provided that such transactions do not violate our insider trading policies; and

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otherwise compete with us.

One or more of the Identified Persons may become aware, from time to time, of certain business opportunities (such as acquisition opportunities) and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. Further, such businesses may choose to compete with us for these opportunities, possibly causing these opportunities to not be available to us or causing them to be more expensive for us to pursue. As a result, our renunciation of our interest and expectancy in any business opportunity that may be from time to time presented to an Identified Person, could adversely impact our business or prospects if attractive business opportunities are procured by such parties for their own benefit rather than for ours.
Anti-takeover provisions in our amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of Delaware law, could prevent or delay a change in control of our Company, even if such change in control would be beneficial to our stockholders.
Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect upon completion of this offering, as well as provisions of Delaware law could discourage, delay or prevent a merger, acquisition or other change in control of our Company, even if such change in control would be beneficial to our stockholders. These provisions include:
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our multi-class structure;

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authorizing the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

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establishing a classified board of directors so that not all members of our board of directors are elected at one time;

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permitting the removal of directors only for cause;

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prohibiting the use of cumulative voting for the election of directors;

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limiting the ability of stockholders to call special meetings or amend our bylaws;

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prohibiting stockholder action by written consent;

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requiring the approval of the holders of at least two-thirds of the voting power of all of our outstanding stock, voting together as a single class, to amend or repeal our certificate of incorporation or bylaws; and

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establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team.
In addition, Section 203 of the Delaware General Corporation Law (the “DGCL”), to which we are subject, prohibits us, except under specified circumstances, from engaging in any mergers, significant sales of stock or assets or business combinations with any stockholder or group of stockholders who owns at least 15% of our common stock.
We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our Class A common stock, which could depress the price of our Class A common stock.
Our amended and restated certificate of incorporation will authorize us to issue one or more series of preferred stock. Our board of directors will have the authority to determine the preferences, limitations and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our Class A common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discourage bids for our Class A common stock at a premium to the market price, and materially and adversely affect the market price and the voting and other rights of the holders of our Class A common stock.
We cannot predict the impact our multi-class structure may have on the market price of our Class A common stock.
We cannot predict whether our multi-class structure, combined with the concentrated control of our stockholders who held our capital stock prior to the completion of this offering, including LGP and our Co-founders, will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. In addition, certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indexes. For example, FTSE Russell and Standard & Poor’s have stopped allowing most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Under the policies, our multi-class capital structure would make us ineligible for inclusion in any of these indices. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.
The disparity in the voting rights among the classes of common stock may have a potential adverse effect on the price of our Class A common stock.
Each share of our Class A common stock will entitle its holder to one vote on all matters on which stockholders of Milan Laser Inc. are entitled to vote generally. Each share of Class B common stock and Class C common stock will entitle its holder to ten votes per share on all matters on which stockholders of Milan Laser Inc. are entitled to vote generally (for so long as the aggregate number of outstanding shares of our Class B common stock and class C common stock held by our Co-founders or their permitted transferees represents at least 20% of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share). Immediately following the consummation of this offering, all of our Class B common stock and Class C common stock will be held by the Continuing Equity Owners, respectively, including LGP and the Co-founders and the Blocker Stockholder. The difference in voting rights could adversely affect the value of our Class A common stock by, for example, delaying or deferring a change of control or if investors view, or any potential future purchaser of our company views, the superior voting rights of the Class B and Class C common stock to have value. Because of the ten-to-one voting ratio between our Class B and Class C common stock, on the one hand, and Class A common stock, on the other hand, the holders of our Class B and Class C common stock collectively will continue to control a majority of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders until the earliest of (A) the aggregate number of outstanding shares of our Class B common stock and Class C common stock held by our Co-founders or their permitted transferees representing less than 20% of the aggregate number of our outstanding shares of common stock and (B) the affirmative vote of 75% of the outstanding shares of Class B common stock and Class C common stock, voting together, to reduce the voting rights of both of the Class B and Class C common stock to one vote per share (as provided in our amended and restated certificate of incorporation). This concentrated control will limit or preclude the ability of holders of Class A common stock to influence corporate matters for the foreseeable future. For a description of our multi-class structure, see “Description of Capital Stock.”
Our certificate of incorporation and bylaws currently provide, and our restated certificate of incorporation and amended and restated bylaws will provide, for an exclusive forum in the Court of Chancery of the State of Delaware for certain disputes between us and our stockholders, and that the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act of 1933.
Our certificate of incorporation and bylaws currently provide, and our restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will provide, that: (i) unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for: (A) any derivative action or proceeding brought on behalf of the company, (B) any action asserting a claim for or based on a breach of a fiduciary duty owed by any of our current or former director, officer, other employee, agent or stockholder to the company or our stockholders, including without limitation a claim alleging the aiding and abetting of such a breach of fiduciary duty, (C) any action asserting a claim against the company or any of our current or former director, officer, employee, agent or stockholder arising pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws or as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware, or (D) any action asserting a claim related to or involving the company that is governed by the internal affairs doctrine; (ii) unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder; (iii) any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the company will be deemed to have notice of and consented to these provisions; and (iv) failure to enforce the foregoing provisions would cause us irreparable harm, and we will be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions. Nothing in our current certificate of incorporation or bylaws or our restated certificate of incorporation or amended and restated bylaws precludes stockholders that assert claims under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), from bringing such claims in federal court to the extent that the Exchange Act confers exclusive federal jurisdiction over such claims, subject to applicable law.
We believe these provisions may benefit us by providing increased consistency in the application of Delaware law and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. If a court were to find the choice of forum provision that is contained in our current certificate of incorporation or bylaws or will be contained in our restated certificate of incorporation or amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, results of operations, and financial condition. For example, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act.
The choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our current or former director, officer, other employee, agent, or stockholder to the company, which may discourage such claims against us or any of our current or former director, officer, other employee, agent, or stockholder to the company and result in increased costs for investors to bring a claim. Investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Risks Related to This Offering and Ownership of Our Class A Common Stock
Immediately following the consummation of this offering, the Continuing Equity Owners will have the right to have their LLC Interests redeemed pursuant to the terms of the Milan Parent, LLC Limited Liability Company Agreement.
After this offering, we will have an aggregate of more than                 shares of Class A common stock authorized but unissued, including approximately                 shares of Class A common stock that would convert upon a sale or transfer of Class C common stock held by the Blocker Stockholder or issuable upon redemption of LLC Interests that will be held by the Continuing Equity Owners. Milan Parent, LLC will enter into the Milan Parent, LLC Limited Liability Company Agreement and, subject to certain restrictions set forth therein and as described elsewhere in this prospectus, the Continuing Equity Owners will be entitled to have their LLC Interests redeemed for shares of our Class C common stock which convert to shares of Class A common stock upon the sale or transfer of such shares. We also intend to enter into a Registration Rights Agreement pursuant to which the shares of Class A common stock that are so converted from Class C common stock that are (i) held by the Blocker Stockholder or (ii) issuable to Continuing Equity Owners upon redemption of LLC Interests will be afforded certain registration and other rights. See “Certain Relationships and Related Party Transactions — Registration Rights Agreement.”
We cannot predict the size of future issuances of our Class A common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock may have on the market price of our Class A common stock. Sales or distributions of substantial amounts of our Class A common stock, including shares issued in connection with an acquisition, or the perception that such sales or distributions could occur, may cause the market price of our Class A common stock to decline.
If you purchase shares of Class A common stock in this offering, you will incur immediate and substantial dilution.
Dilution is the difference between the offering price per share and the pro forma net tangible book value per share of our Class A common stock immediately after the offering. The price you pay for shares of our Class A common stock sold in this offering is substantially higher than our pro forma net tangible book value per share immediately after this offering. If you purchase shares of Class A common stock in this offering, you will incur immediate and substantial dilution in the amount of $      per share based upon an assumed initial public offering price of $      per share (the midpoint of the price range set forth on the cover page of this prospectus). In addition, you may also experience additional dilution, or potential dilution, upon future equity issuances to investors or to our employees and directors under our 2021 Incentive Award Plan and any other equity incentive plans or arrangements we may adopt. Shares of Class B common stock will be issued in the future to the extent necessary to maintain a one-to-one ratio between the number of LLC Interests held by the Continuing Equity Owners and the number of shares of Class B common stock issued to the Continuing Equity Owners. We do not expect at this time to have to issue additional Class B common stock; however, if such Class B common stock were to be issued in the future, such issuances would result in additional dilution to holders of our Class A common stock, including purchasers in this offering, to the extent such shares of Class B common stock are issued on a one-to-one basis with LLC Interests that entitle the holder to economic interest in Milan Parent, LLC. As a result of this dilution, investors purchasing shares of Class A common stock in this offering may receive significantly less than the full purchase price that they paid for the stock purchased in this offering in the event of liquidation. See “Dilution.” Additionally, the Milan Parent, LLC Limited Liability Company Agreement provides a redemption right to the Continuing Equity Owners, which entitles them to have their LLC Interests redeemed in certain circumstances for newly-issued shares of our Class C common stock on a one- for-one basis together with the cancellation for no consideration of an equal number of shares of Class B common stock.
We do not know whether a market will develop for our Class A common stock or what the market price of our Class A common stock will be, and as a result it may be difficult for you to sell your shares of our Class A common stock.
Before this offering, there was no public trading market for our Class A common stock. If a market for our Class A common stock does not develop or is not sustained, it may be difficult for you to sell your shares of Class A common stock at an attractive price or at all. We cannot predict the prices at which our Class A common stock will trade. It is possible that in one or more future periods our results of operations may be below the expectations of analysts and investors and, as a result of these and other factors, the price of our Class A common stock may fall.
If our operating and financial performance in any given period does not meet the guidance that we provide to the public, our stock price may decline.
We may provide public guidance on our expected operating and financial results for future periods. Any such guidance will be comprised of forward-looking statements subject to the risks and uncertainties described in this prospectus and in our other public filings and public statements. Our actual results may not always be in line with or exceed any guidance we have provided, especially in times of economic uncertainty. If, in the future, our operating or financial results for a particular period do not meet any guidance we provide or the expectations of securities analysts, or if we reduce our guidance for future periods, the market price of our Class A common stock may decline as well.
If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our Class A common stock, the price of our Class A common stock could decline.
The trading market for our Class A common stock will rely in part on the research and reports that securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities analysts. If no or few analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our Class A common stock could decline. If one or more of these analysts cease to cover our Class A common stock, our Class A common stock could lose visibility in the market, which in turn could cause the price of our Class A common stock to decline.
Our Class A common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.
After this offering, the market price for our Class A common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our Class A common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:
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low revenue growth compared to market expectations;

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our ability to successfully implement our business strategies;

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quarterly variations in our operating results compared to market expectations;

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changes in our relationship with key partners;

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announcements of new offerings by us or competitors or significant price reductions by our competitors;

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stock price performance of our competitors;

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fluctuations in stock market prices and volumes;

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default on our indebtedness;

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actions by competitors;

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changes in senior management or key personnel;

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changes in financial estimates by securities analysts;

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the market’s reaction to our reduced disclosure as a result of being an “emerging growth company” under the JOBS Act;

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unfavorable outcomes from any litigation;

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negative earnings or other announcements by us or our competitors;

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downgrades in the credit ratings of our competitors;

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incurrence of indebtedness or issuances of capital stock;

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global economic, legal, tax and regulatory factors unrelated to our performance; and

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the other factors listed in this “Risk Factors” section.

The initial public offering price of our Class A common stock will be determined by negotiations between us and the underwriters based upon a number of factors and may not be indicative of prices that will prevail following the closing of this offering. Volatility in the market price of our common stock may prevent investors from being able to sell their Class A common stock at or above the initial public offering price. As a result, you may suffer a loss on your investment.
In addition, stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies in our industry. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.
Substantial future sales of our Class A common stock, or the perception in the public markets that these sales may occur, may depress our stock price.
Sales of substantial amounts of our Class A common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our Class A common stock and could impair our ability to raise capital through the sale of additional shares. Upon the closing of this offering, we will have                 shares of Class A common stock outstanding (or                 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock). The Milan Parent, LLC Limited Liability Company Agreement provides a redemption right to the Continuing Equity Owners, which entitles them to have their LLC Interests redeemed in certain circumstances for newly-issued shares of our Class C common stock on a one- for-one basis together with the cancellation for no consideration of an equal number of shares of Class B common stock. Class C common stock (including the shares of Class C common stock received upon the redemption described in the preceding sentence) will convert to shares of Class A common stock upon a sale or transfer of such shares other than to a Permitted Transferee. As a result, sales by the Continuing Equity Holders and by the Blocker Stockholder, or their respective Permitted Transferees of Class A common stock converted from shares of Class C common stock or the perception that these sales could occur, could adversely affect the price of our Class A common stock. Upon the closing of this offering, we will have authorized but unissued shares of Class A common stock that would convert from shares of Class C common stock held by the Blocker Stockholder or that would be issuable upon redemption or exchange of LLC Interests. The shares of Class A common stock offered in this offering will be freely tradable without restriction under the Securities Act, except for any shares of our common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.
We and each of our directors, executive officers and our other existing security holders, which collectively will hold    % of our outstanding capital stock (including shares of Class A common stock issuable upon redemption or exchange of LLC Interests) after giving effect to this offering, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any shares of common stock or securities convertible into or exchangeable for (including the LLC Interests), or that represent the right to receive, shares of common stock during the period from the date of this prospectus continuing through the date                 days after the date of this prospectus, except with the prior written consent of                 . See “Underwriting.” All of our shares of Class A common stock outstanding as of the date of this prospectus (and shares of Class A common stock issuable upon redemption or exchange of LLC Interests) may be sold in the public market by existing stockholders following the expiration of the applicable lock-up period, subject to applicable limitations imposed under federal securities laws.
We also intend to enter into a Registration Rights Agreement pursuant to which the shares of Class A common stock that are converted upon the sale or transfer of such shares from shares of Class C common stock (i) held by the Blocker Stockholder and (ii) issuable upon redemption or exchange of LLC Interests held by Continuing Equity Owners will be afforded certain registration and other rights. See “Certain Relationships and Related Party Transactions — Registration Rights Agreement.”
We may file one or more registration statements on Form S-8 under the Securities Act to register shares of Class A common stock issuable under our 2021 Incentive Award Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements would be available for sale in the open market following the expiration of the applicable lock-up period.
See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling shares of our Class A common stock after this offering.
In the future, we may also issue additional securities if we need to raise capital, which could constitute a material portion of our then-outstanding shares of common stock.
Taking advantage of the reduced disclosure requirements applicable to “emerging growth companies” may make our Class A common stock less attractive to investors.
The JOBS Act provides that, so long as a company qualifies as an “emerging growth company,” it will, among other things:
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be exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that its independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting;

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be exempt from the “say on pay” and “say on golden parachute” advisory vote requirements of the Dodd-Frank Wall Street Reform and Customer Protection Act (the “Dodd-Frank Act”);

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be exempt from certain disclosure requirements of the Dodd-Frank Act relating to compensation of its executive officers and be permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Exchange Act; and

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be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on the financial statements.

We currently intend to take advantage of each of the reduced disclosure requirements described above. We could be an emerging growth company for up to five years after this offering. We cannot predict if investors will find our Class A common stock less attractive as a result of our decision to take advantage of some or all of the reduced disclosure requirements above. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock, and our stock price may be more volatile.
We will incur increased costs as a result of becoming a public company and in the administration of our organizational structure, and the requirements of being a public company may strain our resources and distract our management.
As a public company, we will incur significant legal, accounting, insurance and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act and related rules implemented by the SEC. Following the completion of this offering, we will incur ongoing periodic expenses in connection with the administration of our organizational structure. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our expenses related to insurance, legal, accounting, financial and compliance activities, as well as other expenses not currently incurred, and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.
In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and a diversion of our management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, and there could be a material adverse effect on our business, financial condition and results of operations.
Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.
We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply, among others, with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Though we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. However, as an emerging growth company, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, or operating.
As a private company, we do not currently have any internal audit function. To comply with the requirements of being a public company, we have undertaken various actions, and will need to take additional actions, such as implementing numerous internal controls and procedures and hiring additional accounting or internal audit staff. Testing and maintaining internal control can divert our management’s attention from other matters that are important to the operation of our business. Additionally, when evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we identify any material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting once we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.
We have in the past identified and may in the future discover material weaknesses in our system of internal financial and accounting controls and procedures that could result in a misstatement of our financial statements. If we are unable to remediate any existing or future material weaknesses, or otherwise maintain effective internal control over financial reporting, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports in a timely manner, which could adversely affect investor confidence in us and, as a result, our stock price and ability to access the capital markets in the future.
We have identified material weaknesses in our internal control over our financial reporting process. Any failure by us to remediate material weaknesses may impair our ability to accurately or timely report our financial condition or results of operations.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. For the year ended December 31, 2019, we identified a material weakness in our control environment due to a lack of a sufficient complement of personnel with an appropriate level of accounting knowledge, training and experience to appropriately analyze, record and disclose accounting matters timely and accurately, specifically in connection with our adoption of ASC 606, the settlement of certain warrant liabilities and the business combination transaction relating to the LGP Transaction. We have concluded that this material weakness had been remediated for the year ended December 31, 2020 as a result of measures we undertook subsequent to 2019. In particular, we hired additional finance and accounting personnel with expertise in preparation of financial statements and account reconciliations and further developed and documented our accounting policies.
We also identified a material weakness in our internal control over financial reporting for the years ended December 31, 2019 and 2020 due to a failure to design and maintain adequate controls over the preparation and review of certain journal entries and over the access to post journal entries. Specifically, we did not design and maintain controls to ensure journal entries were reviewed at the appropriate level of precision or to prevent the posting of unauthorized journal entries.
We have initiated a number of steps designed to assist us in remediating the material weakness relating to controls over the preparation and review of certain journal entries and access to post journal entries, including implementing a new accounting system that will only allow authorized individuals access to prepare journal entries and will require a separate authorized approver to review and approve the prepared journal entry before the accounting system will allow the prepared journal entry to be posted. While we have designed and are implementing new controls to remediate this material weakness, they have not operated for a sufficient period of time to demonstrate the material weakness has been remediated. These control deficiencies could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our financial results that would not be prevented or detected. We cannot assure you that the measures we have taken to date will be sufficient to remediate the material weakness we identified or avoid the identification of additional material weaknesses in the future. If the steps we take do not remediate the material weakness in a timely manner, there could continue to be a reasonable possibility that this control deficiency or others could result in a material misstatement of our annual or interim financial statements that would not be prevented or detected on a timely basis.
Furthermore, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm our stock price. If we are unable to successfully remediate our identified material weaknesses, or if we discover additional material weaknesses, we would be required to continue disclosing such material weaknesses in future filings with the SEC, which could adversely impact investor confidence in our company and the market price of our Class A common stock, and could subject us to litigation or regulatory enforcement actions.
We do not currently expect to pay any cash dividends.
The continued operation and expansion of our business will require substantial funding. Accordingly, we do not currently expect to pay any cash dividends on shares of our Class A common stock. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. We are a holding company, and substantially all of our operations are carried out by Milan Parent, LLC and its subsidiaries. Under the Credit Facilities, Milan Parent, LLC is subject to limitations on its ability to pay cash dividends, and we expect these restrictions to continue in the future. Our ability to pay dividends may also be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of ours or of our subsidiaries. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our Class A common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our Class A common stock.
We have broad discretion in the use of some of the net proceeds from this offering and may not use them effectively.
Milan Laser Inc. intends to use the proceeds of this offering (i) to purchase            LLC Interests from Milan Parent, LLC (ii) to cause Milan Parent, LLC to use such proceeds to purchase             LLC Interests directly from our Continuing Equity Owners and (iii) as cash consideration to the Blocker Stockholder in the Blocker Merger. Milan Parent, LLC intends to use the net proceeds it receives from the sale of LLC Interests to Milan Laser Inc. to pay down a portion of our 2021 Credit Facility and for general corporate purposes, including to support the growth of our business as more fully described in “Our Organizational Structure — The Transactions” and “Use of Proceeds.” Our management and board of directors will have broad discretion in Milan Parent, LLC’s application of the portion of such proceeds designated to be used for general corporate purposes. Accordingly, you will have to rely upon the judgment of our management and board of directors with respect to the use of those proceeds. Our management and board of directors may cause Milan Parent, LLC to spend a portion or all of the net proceeds from this offering in ways that our stockholders may not desire or that may not yield a favorable return. The failure by our management and board of directors to cause Milan Parent, LLC to apply these funds effectively could harm our business. Pending the use of these funds, including funds to be used for the repayment of outstanding indebtedness, Milan Parent, LLC may invest a portion of the net proceeds from this offering in a manner that does not produce income or that loses value. Milan Parent, LLC will not receive any proceeds from the purchase by Milan Laser Inc. of the LLC Interests owned by the Continuing Equity Owners or paid as cash consideration to the Blocker Stockholder in the Blocker Merger.

General Risks
Changes in economic conditions and adverse weather and other unforeseen conditions could materially affect our ability to maintain or increase sales at our clinics or open new clinics.
Our services emphasize recurring laser hair removal treatments over a period of approximately seven to ten months, along with maintenance “touch ups,” all of which should be viewed as discretionary expenditures. The United States in general or the specific markets in which we operate may suffer from depressed economic activity, recessionary economic cycles, higher fuel or energy costs, low consumer confidence, high levels of unemployment, reduced home values, increases in home foreclosures, investment losses, personal bankruptcies, reduced access to credit or other economic factors that may affect consumer discretionary spending. Traffic in our clinics could decline if consumers choose to reduce the amount they spend on cosmetic, beauty and personal-care procedures, such as laser hair removal. Negative economic conditions might cause consumers to make long-term changes to their discretionary spending behavior, including reducing discretionary spending on a permanent basis. In addition, given our geographic concentrations in mid-west and north-east of the United States, as well as Texas, economic conditions in those particular areas of the country could have a disproportionate impact on our overall results of operations, and regional occurrences such as local strikes, terrorist attacks, increases in energy prices, adverse weather conditions, tornadoes, earthquakes, hurricanes, floods, droughts, fires, blizzards or extreme cold fronts, pandemics or other natural or man-made disasters could materially adversely affect our business, financial condition and results of operations.
Adverse weather conditions or pandemics may also impact customer traffic at our clinics. Although most appointments at our clinics are scheduled online, which reduces our dependence on walk-in customers, our services are provided on-site and require customers to be able to access our facilities. The effects of adverse weather or pandemics may decrease accessibility to malls in which our clinics are located and negatively impact our revenues. If clinic bookings decrease, our profitability could decline. Reductions in staff levels, asset impairment charges and potential clinic closures could result from prolonged negative clinic bookings, which could materially adversely affect our business, financial condition and results of operations.
Changes in our accounting estimates, assumptions or methodologies, or changes in accounting guidance generally, could adversely affect our results of operations or financial condition.
We prepare our consolidated financial statements in accordance with U.S. GAAP. These accounting principles require us to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses, as well as the disclosure of contingent assets and liabilities at the date of our financial statements. We base our estimates on historical experience and various assumptions that we believe to be reasonable based on specific circumstances. In particular, there is limited precedent for revenue recognition practices related to our lifetime guarantees. Actual results could differ from these estimates, which could materially affect the consolidated financial statements. Future changes in accounting standards or accounting guidance generally could also have an adverse impact on our results of operations and financial condition.
Any acquisitions that we make could disrupt our business and harm our financial condition.
From time to time, we may evaluate potential strategic acquisitions. Even if we are successful in integrating acquired businesses, these integrations may not result in the realization of the full benefit of any anticipated growth opportunities or cost synergies or that these benefits will be realized within the expected time frames. We may have potential write-offs of acquired assets and an impairment of any goodwill recorded as a result of acquisitions. Furthermore, the integration of any acquisition may divert management’s time and resources from our core business and disrupt our operations or may result in conflicts with our business. Any acquisition may not be successful, may reduce our cash reserves and may negatively affect our earnings and financial performance. We cannot ensure that any acquisitions we make will not have a material adverse effect on our business, financial condition and results of operations. If we complete an acquisition, merger, sale of certain assets, refinancing, recapitalization or material strategic transaction, we may require additional financing that could result in an increase in the aggregate amount and/or cost of our debt. The aggregate principal amount of our debt that we may issue may be significant. Moreover, the terms of any debt financing may be expensive.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus may be forward-looking statements. Statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, including, among others, statements regarding the Transactions, including the consummation of this offering, expected growth, future capital expenditures and debt service obligations, are forward-looking statements. In some cases, you can identify forward-looking statements by terms, such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.
There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but are not limited to, the following:
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the unpredictable factors involved in opening new clinics;

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the failure of new clinics to be profitable;

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the cost and difficulty of expansion into new markets;

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the potential need to raise additional capital to expand into new markets and the selective development of clinics;

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the failure to manage our growth effectively;

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the impact of a lack of qualified employees;

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the failure to recruit and retain qualified nurses, nurse practitioners, laser technicians, physicians and other providers;

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the failure to add, retain and motivate additional leading experts and qualified personnel;

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the impact of purchasing our lasers from one supplier;

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the risks associated with leasing space subject to long-term non-cancelable leases for clinics that we intend to operate;

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our limited operating history;

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our net losses and any failure to achieve or sustain profitability in the future;

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the highly competitive environment for customers;

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the impact of new technologies or treatment methods;

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the impact of the internet and social media on our business and reputation;

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the failure of our marketing programs;

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the reliance on internet search engines, particularly Google, to drive traffic to our platform;

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the impact of opening new clinics in existing markets;

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the ability to provide effective administrative office support to our clinics;

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the failure of our internal computer systems, or those of any of our third-party service providers or the impact of security breaches;

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the failure to adequately protect our intellectual property or defend successfully against intellectual property infringement claims by third parties;

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the financial pressures on customers, and current and future economic conditions;

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the ongoing COVID-19 pandemic;

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the impact of seasonal influences on our business;

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our revenue recognition policies;

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the impact of regional events or trends on clinics concentrated in certain regions of the United States;

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the difficulty in collecting payments from customers in a timely manner;

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the impact of changes in credit markets and decisions made by credit providers and changes to the regulatory requirements regarding the granting of credit to customers;

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the impact of financial covenants or our Credit Facility and other restrictions on our actions;

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the impact of state, federal and local laws and regulations, and non-compliance with these laws and regulations;

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the various federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback, self-referral, false claims and fraud laws, and any violations by us of such laws;

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changes in privacy and advertising laws;

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laws, regulations, and industry standards related to data privacy, data protection and information security, including industry requirements such as the Payment Card Industry Data Security Standard and the actual or perceived failure to comply with such obligations;

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the relationships with our PCs, to provide laser hair removal services;

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the losses or reputational harm from medical malpractice liability claims against our PCs’ doctors, and the ability to obtain or maintain adequate insurance against these claims;

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litigation that could adversely affect business, operations or management;

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the risk that our current insurance may not provide adequate levels of coverage against claims;

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the risk that the disparity in the voting rights among the classes of common stock may have a potential adverse effect on the price of our Class A common stock;

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the significant influence the Continuing Equity Owners will continue to have over us after this offering, including control over decisions that require the approval of stockholders; and

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certain other factors discussed elsewhere in this prospectus.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Many of the important factors that will determine these results are beyond our ability to control or predict. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and, except as otherwise required by law, we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

OUR ORGANIZATIONAL STRUCTURE
Milan Laser Inc., a Delaware corporation, was formed on July 21, 2021 and is the issuer of the Class A common stock offered by this prospectus. Prior to the Transactions, all of our business operations have been conducted through Milan Parent, LLC and its direct and indirect subsidiaries and the Original Equity Owners are the only owners of Milan Parent, LLC. We will consummate the Transactions, excluding this offering, substantially concurrently with or prior to the consummation of this offering.
Existing Organization
Milan Parent, LLC is treated as a partnership for U.S. federal income tax purposes and, as such is generally not subject to any U.S. federal entity-level income taxes. Taxable income or loss of Milan Parent, LLC is included in the U.S. federal income tax returns of Milan Parent, LLC’s members. Prior to the consummation of this offering, the Original Equity Owners were the only members of Milan Parent, LLC.
The Transactions
Prior to the Transactions, there will be only one holder of common stock of Milan Laser Inc. We will consummate the following organizational transactions in connection with this offering:
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we will acquire, by means of a merger, the Blocker Company and will issue to the Blocker Stockholder                 shares of our Class C common stock, and, as additional consideration for the Blocker Merger, the Blocker Stockholder will receive a right to certain payments pursuant to the Tax Receivable Agreement as depicted below;

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we will amend and restate the Existing Agreement to, among other things, recapitalize certain Class A LLC Interests into Class A LLC Interests and Class B LLC Interests. Class A LLC Interests will have economic interests in Milan Parent, LLC. Class B LLC Interests will have voting interests but will not have economic interests in Milan Parent, LLC;

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we will issue, in exchange for Class B LLC Interests held directly or indirectly by such Continuing Equity Owners,                 shares of our Class B common stock to the Continuing Equity Owners, which is equal to the number of Class A LLC Interests held directly or indirectly by such Continuing Equity Owners immediately following the Transactions. Following such exchange,            Class B LLC Interests will remain outstanding and will be held by Milan

Laser Inc. Milan Laser Inc. will exercise its voting rights under the Class B LLC Interests to elect itself the sole managing member of Milan Parent, LLC;
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we will amend and restate Milan Laser Inc.’s certificate of incorporation to, among other things, provide for (1) the recapitalization of our outstanding shares of existing common stock into Class A common stock, with each share of our Class A common stock entitling its holder to one vote per share on all matters presented to our stockholders generally; (2) Class B common stock, with each share of our Class B common stock initially entitling its holder to ten votes per share on all matters presented to our stockholders generally (for so long as the aggregate number of outstanding shares of our Class B common stock and Class C common stock held by our Co-founders or their permitted transferees represents at least 20% of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share) but no economic rights, and that shares of our Class B common stock may only be held by the Continuing Equity Owners and their respective permitted transferees as described in “Description of Capital Stock — Common Stock — Class B Common Stock”; and (3) Class C common stock, with each share of our Class C common stock initially entitling its holder to ten votes per share on all matters presented to our stockholders generally (for so long as the aggregate number of outstanding shares of our Class B common stock and Class C common stock held by our Co-founders or their permitted transferees represents at least 20% of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share) and the same economic rights as our Class A common stock. The voting and economic rights of our three classes of common stock are summarized in the following table:

Class of Common Stock	Votes Per Share	Economic Rights
Class A common stock	One	Yes
Class B common stock	Ten	No
Class C common stock	Ten	Yes

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we will issue           shares of our Class A common stock to the purchasers in this offering (or                 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in exchange for net proceeds, after taking into account the underwriting discounts and estimated offering expenses payable by us, of approximately $      million (or approximately $      million if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

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we will use the net proceeds from this offering to (i) purchase                 newly-issued LLC Interests (or                 LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly from Milan Parent, LLC, (ii) to purchase LLC Interests directly from Continuing Equity Owners and (iii) as cash consideration to the Blocker Stockholder in the Blocker Merger, in each case, at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts;

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Milan Parent, LLC intends to use the net proceeds from the sale of LLC Interests to Milan Laser Inc. to pay down a portion of our 2021 Credit Facility and for general corporate purposes, including to support the growth of our business, as further described under “Use of Proceeds;” and

•
Milan Laser Inc. will enter into (1) the Stockholders Agreement (2) the Registration Rights Agreement with the Continuing Equity Owners and the Blocker Stockholder and (3) the Tax Receivable Agreement. For a description of the terms of the Stockholders Agreement, the Registration Rights Agreement and the Tax Receivable Agreement, see “Certain Relationships and Related Party Transactions.”

Organizational Structure Following the Transactions
•
Milan Laser Inc. will be a holding company and its principal asset will consist of LLC Interests it acquires directly from Milan Parent, LLC and directly and indirectly from certain of the Continuing Equity Owners and the Blocker Stockholder, respectively;

•
Milan Laser Inc. will be the sole managing member of Milan Parent, LLC and will control the business and affairs of Milan Parent, LLC and its direct and indirect subsidiaries;

•
Milan Laser Inc. will directly own                 Class A LLC Interests, representing approximately    % of the economic interest in Milan Parent, LLC (or           Class A LLC Interests, representing approximately    % of the economic interest in Milan Parent, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•
Continuing Equity Owners and the Blocker Stockholder will own, collectively,           shares of Class B common stock and           shares of Class C common stock of Milan Laser Inc., respectively (or           shares of Class B common stock and           shares of Class C common stock, respectively, of Milan Laser Inc. if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing approximately    % of the combined voting power of all of Milan Laser Inc.’s common stock and approximately    % of the economic interest in Milan Laser Inc. (or approximately    % of the combined voting power and approximately    % of the economic interest if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•
the purchasers in this offering will own (1)                 shares of Class A common stock of Milan Laser Inc. (or           shares of Class A common stock of Milan Laser Inc. if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing approximately    % of the combined voting power of all of Milan Laser Inc.’s common stock and approximately    % of the economic interest in Milan Laser Inc. (or approximately    % of the combined voting power and approximately    % of the economic interest in Milan Laser Inc. if the underwriters exercise in full their option to purchase additional shares of Class A common stock), and (2) through Milan Laser Inc.’s ownership of Class A LLC Interests, indirectly will hold approximately    % of the economic interest in Milan Parent, LLC (or approximately    % of the economic interest in Milan Parent, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

As the sole managing member of Milan Parent, LLC, we will operate and control all of the business and affairs of Milan Parent, LLC and, through Milan Parent, LLC and its direct and indirect subsidiaries, conduct our business. Following the Transactions, including this offering, Milan Laser Inc. will have a minority economic interest in Milan Parent, LLC, and will control the management of Milan Parent, LLC as its sole managing member. As a result, Milan Laser Inc. will consolidate Milan Parent, LLC and record a significant non-controlling interest in a consolidated entity in Milan Laser Inc.’s consolidated financial statements for the economic interest in Milan Parent, LLC held by the Continuing Equity Owners.
The diagram below depicts our organizational structure after giving effect to the Transactions, including this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

(1)
Investors in this offering will hold approximately    % of the combined voting power of Milan Laser Inc. (or approximately    % of the combined voting power if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Incorporation of Milan Laser Inc.
Milan Laser Inc., the issuer of the Class A common stock offered by this prospectus, was incorporated as a Delaware corporation on July 21, 2021. Milan Laser Inc. has not engaged in any material business or other activities except in connection with its formation and the Transactions. The amended and restated certificate of incorporation of Milan Laser Inc. that will become effective immediately prior to the consummation of this offering will, among other things, (i) recapitalize our outstanding shares of existing common stock into one share of Class A common stock and (ii) authorize three classes of common stock, Class A common stock, Class B common stock and Class C common stock, each having the terms described in “Description of Capital Stock.”
Amendment and Restatement of the Milan Parent, LLC Limited Liability Company Agreement
The Existing Agreement will be amended and restated to, among other things, provide for a right of redemption of LLC Interests in exchange for, at our election (determined by at least           of our independent directors (within the meaning of the New York Stock Exchange rules), who are disinterested), shares of our Class C common stock or cash. See “Certain Relationships and Related Party Transactions — Milan Parent, LLC Limited Liability Company Agreement.”

USE OF PROCEEDS
We estimate that we will receive net proceeds from this offering of approximately $      million (or $      million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), after deducting the underwriting discounts and estimated offering expenses payable by us.
Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us by approximately $       million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and the estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) the net proceeds to us by approximately $ million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and the estimated offering expenses payable by us.
We intend to use the net proceeds from this offering (i) to purchase           newly-issued LLC Interests (or           LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly from Milan Parent, LLC and (ii) to purchase           LLC Interests directly from Continuing Equity Owners and (iii) as cash consideration to the Blocker Stockholder in the Blocker Merger, in each case, at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts.
We intend to cause Milan Parent, LLC to use the net proceeds from the sale of LLC Interests it receives to pay down a portion of our 2021 Credit Facility and for general corporate purposes, including to support the growth of our business. We may also cause Milan Parent, LLC to use a portion of the net proceeds for the repayment of additional debt or to make cash payments to the Continuing Equity Owners upon their election to redeem any of their LLC Interests. At this time, we have not specifically identified a material single use for which we intend to cause the net proceeds to be used by Milan Parent, LLC, and, accordingly, we are not able to allocate the net proceeds among any potential uses in light of the variety of factors that will affect how such net proceeds will be ultimately used by us or Milan Parent, LLC. Our management will have broad discretion to direct Milan Parent, LLC’s use of the proceeds. Milan Parent, LLC will not receive any proceeds from the purchase by Milan Laser Inc. of the LLC Interests owned by the Continuing Equity Owners or paid as cash consideration to the Blocker Stockholder in the Blocker Merger.
Borrowings under the 2021 Credit Facility bore variable interest of either (i) an “Adjusted Eurodollar Rate” plus 5.00% or (ii) a “Base Rate” plus 4.00%. The “Adjusted Eurodollar Rate” is determined by reference to published LIBOR rates, adjusted for statutory reserves and subject to a minimum rate of 1.0%. The “Base Rate” is defined as the greatest of (i) Fed Funds Rate plus 0.50%, (ii) Adjusted Eurodollar for one month plus 1.00% and (iii) “prime rate” and subject to a minimum rate of 1.00%. The maturity of the Term Facility under our 2021 Credit Facility is April 27, 2027 and the Term Facility bore an effective interest rate of 6.43% as of June 30, 2021. The proceeds of the Term Facility under the 2021 Credit Facility were used to pay a distribution to the equityholders of Milan Parent, LLC.
Milan Parent, LLC will bear or reimburse Milan Laser Inc. for all of the expenses incurred in connection with the Transactions, including this offering.

CAPITALIZATION
The following table sets forth the cash and capitalization as of June 30, 2021, as follows:
•
of Milan Parent, LLC and its subsidiaries on a historical basis;

•
of Milan Laser Inc. and its subsidiaries on a pro forma basis to give effect to the Transactions, excluding this offering; and

•
Milan Laser Inc. and its subsidiaries on a pro forma as adjusted basis to give effect to the Transactions, including the sale of shares of Class A common stock in this offering at an assumed initial public offering price of $      per share, after deducting the underwriting discounts and estimated offering expenses payable by us, and the application of the net proceeds therefrom as described under “Use of Proceeds.”

For more information, please see “Our Organizational Structure,” “Use of Proceeds” and “Unaudited Pro Forma Condensed Consolidated Financial Information” included elsewhere in this prospectus. You should read this information in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.
As of June 30, 2021
(in thousands, except per share and share amounts)	Milan Parent, LLC Historical	Milan Laser Inc. Pro Forma	Milan Laser Inc. Pro Forma As Adjusted(1)
Cash and cash equivalents		$	$
Long-term debt (including current portion):
Term Facility		$	$
Revolver
Total long-term debt		$	$
Members’/stockholders’ equity:
Member’s equity:
Class A common units
Accumulated deficit
Stockholders’ equity:
Class A common stock, par value $0.01 per share; shares authorized, shares issued and outstanding, pro forma; and shares authorized, shares issued and outstanding, pro forma as adjusted
Class B common stock, par value $0.01 per share; shares authorized, shares issued and outstanding, pro forma; and shares authorized, shares issued and outstanding, pro forma as adjusted
Class C common stock, par value $0.01 per share; shares authorized, shares issued and outstanding, pro forma; and shares authorized, shares issued and outstanding, pro forma as adjusted
Additional paid in capital
Accumulated deficit
Noncontrolling interests
Total members’/stockholders’ equity		$	$

As of June 30, 2021
(in thousands, except per share and share amounts)	Milan Parent, LLC Historical	Milan Laser Inc. Pro Forma	Milan Laser Inc. Pro Forma As Adjusted(1)
Total capitalization		$	$

(1)
Each $1.00 increase (decrease) in the assumed public offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization on a pro forma as adjusted basis by approximately $      million, assuming that the price per share for the offering remains at $      (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts. Each 1,000,000 share increase or decrease in the number of shares offered in this offering by us would increase or decrease each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization on a pro forma as adjusted basis by approximately $      million, assuming that the price per share for the offering remains at $      (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts.

DIVIDEND POLICY
We currently intend to retain any future earnings to fund the development and expansion of our business, and, therefore, we do not anticipate paying cash dividends on our share capital in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors. Holders of our Class B common stock are not entitled to participate in any dividends declared by our board of directors. Because we are a holding company, our ability to pay cash dividends on our Class A common stock and Class C common stock depends on our receipt of cash distributions from Milan Parent, LLC and, through Milan Parent, LLC, cash distributions and dividends from our other direct and indirect subsidiaries. Our ability to pay dividends may be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of us or our subsidiaries. See “Description of Capital Stock,” “Description of Indebtedness” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Liquidity and Capital Resources.” Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to compliance with contractual restrictions and covenants in the agreements governing our current and future indebtedness. Any such determination will also depend upon our business prospects, results of operations, financial condition, cash requirements and availability and other factors that our board of directors may deem relevant. Accordingly, you may need to sell your shares of our Class A common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors — Risks Related to the Offering and Ownership of our Class A Common Stock — We do not currently expect to pay any cash dividends.”
Immediately following this offering, we will be a holding company, and our principal asset will be the LLC Interests we purchase from Milan Parent, LLC. If we decide to pay a dividend in the future, we would need to cause Milan Parent, LLC to make distributions to us in an amount sufficient to cover such dividend. If Milan Parent, LLC makes such distributions to us, the other holders of LLC Interests will be entitled to receive pro rata distributions. See “Risk Factors — Risks Related to Our Organizational Structure — Milan Laser Inc.’s sole material asset after the completion of this offering will be its direct interest in Milan Parent, LLC and, accordingly, Milan Laser Inc. will depend on distributions from Milan Parent, LLC to pay its taxes and expenses, including payments under the Tax Receivable Agreement. Milan Parent, LLC’s ability to make such distributions may be subject to various limitations and restrictions.”

DILUTION
The Continuing Equity Owners will own LLC Interests after the Transactions. Because the Continuing Equity Owners do not own any Class A common stock or have any right to receive distributions from Milan Laser Inc. (except in the event of a separation and distribution or spin-off transaction, in which holders of Class B common stock shall be entitled to receive a special dividend granting them high-vote common stock in the spun-off entity), we have presented dilution in pro forma net tangible book value per share both before and after this offering assuming that all of the holders of LLC Interests (other than Milan Laser Inc.) had their LLC Interests redeemed or exchanged for newly-issued shares of Class C common stock on a one-for-one basis (rather than for cash) and the cancellation for no consideration of all of their shares of Class B common stock (which are not entitled to receive distributions or dividends, whether cash or stock from Milan Laser Inc.) in order to more meaningfully present the dilutive impact on the investors in this offering. We refer to the assumed redemption or exchange of all LLC Interests for shares of Class C common stock as described in the previous sentence as the “Assumed Redemption.”
Dilution is the amount by which the offering price paid by the purchasers of the Class A common stock in this offering exceeds the pro forma net tangible book value per share of Class A common stock after the offering. Milan Parent, LLC’s pro forma net tangible book value as of June 30, 2021 and after giving effect to the other Transactions and the Assumed Redemption was $      million, or $       per share of Class A common stock. Pro forma net tangible book value per share prior to this offering is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock deemed to be outstanding after giving effect to the Assumed Redemption.
If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our Class A common stock after this offering.
Pro forma net tangible book value per share after this offering is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock deemed to be outstanding, after giving effect to the Transactions, including this offering and the application of the proceeds from this offering as described in “Use of Proceeds,” and the Assumed Redemption. Our pro forma net tangible book value as                  after this offering would have been approximately $      million, or $      per share of Class A common stock. This amount represents an immediate increase in pro forma net tangible book value of $      per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $      per share to new investors purchasing shares of Class A common stock in this offering. We determine dilution by subtracting the pro forma net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of Class A common stock. The following table illustrates this dilution:
Assumed initial public offering price per share		$
Pro forma net tangible book value (deficit) per share as of , before this offering	$
Increase per share attributable to new investors in this offering	$
Pro forma net tangible book value (deficit) per share after this offering
Dilution per share to new Class A common stock investors in this offering		$
A $1.00 increase (decrease) in the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase the pro forma net tangible book value (deficit) per share after this offering by approximately $       million, and dilution in pro forma net tangible book value (deficit) per share to new investors by approximately $      assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1,000,000 increase or decrease in the number of shares of our Class A common stock offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by approximately $      and increase or decrease, as applicable, the dilution to investors purchasing shares of our Class A common stock in this offering by $      per share, assuming the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise in full their option to purchase additional shares of Class A common stock, the pro forma net tangible book value (deficit) after the offering would be $      per share, the increase in pro forma net tangible book value per share to existing stockholders would be $      per share and the dilution in pro forma net tangible book value to new investors would be $      per share, in each case assuming an initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus.
The following table summarizes, as of June 30, 2021, after giving effect to the Transactions (including this offering) and the Assumed Redemption, the number of shares of Class A common stock purchased from us, the total consideration paid, or to be paid, to us and the average price per share paid, or to be paid, by existing owners and by the new investors. The calculation below is based on an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Original Equity Owners		%	$	%	$
New investors
Total		100%	$	100%	$
Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the total consideration paid by new investors and the total consideration paid by all stockholders by $      million, assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions but before estimated offering expenses.
Except as otherwise indicated, the discussion and the tables above assume no exercise of the underwriters’ option to purchase additional shares of Class A common stock. The number of shares of our Class A common stock outstanding after this offering as shown in the tables above is based on the number of shares outstanding as of June 30, 2021, after giving effect to the Transactions and the Assumed Redemption.
If the underwriters exercise in full their option to purchase additional shares of Class A common stock the number of shares held by new investors will increase to                 , or approximately    % of the total number of shares of our Class A common stock outstanding after this offering.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
The following unaudited pro forma condensed consolidated financial information reflects the impact of this offering, after giving effect to the Transactions discussed in “Our Organizational Structure.” Following the completion of the Transactions, Milan Laser Inc. will be a holding company whose principal asset will consist of    % of the outstanding Class A LLC Interests (or    % of Class A LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) that it acquires directly from Milan Parent, LLC and certain of the Continuing Equity Owners and indirectly from the Blocker Stockholder in connection with this offering. The remaining LLC Interests will be held directly or indirectly by the Continuing Equity Owners. Milan Laser Inc. will act as the sole managing member of Milan Parent, LLC, will operate and control the business and affairs of Milan Parent, LLC and its direct and indirect subsidiaries and, through Milan Parent, LLC and its direct and indirect subsidiaries, conduct its business. The presentation of the unaudited pro forma financial information is prepared in conformity with Article 11 of Regulation S-X.
The following unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 2021 and the year ended December 31, 2020 give effect to the Transactions, including this offering, as if the same had occurred on January 1, 2020. The unaudited pro forma condensed consolidated balance sheet as of June 30, 2021 presents our unaudited pro forma balance sheet giving effect to the Transactions, including this offering, as if they had occurred as of June 30, 2021.
We have derived the unaudited pro forma condensed consolidated statement of operations and unaudited pro forma condensed consolidated balance sheet from the unaudited consolidated financial statements of Milan Parent, LLC and its subsidiaries as of the six months ended June 30, 2021, and the audited consolidated financial statements for the year ended December 31, 2020. The historical consolidated financial information of Milan Parent, LLC has been adjusted in this unaudited pro forma condensed consolidated financial information to give effect to the Transactions. The unaudited pro forma condensed consolidated financial information reflects adjustments that are described in the accompanying notes and are based on available information and certain assumptions we believe are reasonable, but are subject to change.
We refer to the adjustments related to the Transactions, including the impact of the Transactions described in “Our Organizational Structure,” but excluding the adjustments related to the Offering, as the Pro Forma Transaction Adjustments.
The adjustments related to this offering, which we refer to as the Pro Forma Offering Adjustments, are described in the notes to the unaudited pro forma condensed consolidated financial information, and principally include the following:
•
the amendment and restatement of the Existing LLC Agreement to, among other things, appoint Milan Laser Inc. as the sole managing member of Milan Parent, LLC and provide certain redemption rights to the Continuing Equity Owners;

•
the issuance of           shares of our Class A common stock to the investors in this offering in exchange for net proceeds of approximately $      million (based on an assumed initial public offering price of $      per share, the midpoint of the estimated price range set forth on the cover page of this prospectus), after deducting the underwriting discounts but before estimated offering expenses payable by us;

•
the payment of fees and expenses related to this offering and the application of the net proceeds from the sale of Class A common stock in this offering to purchase      LLC Interests directly from Milan Parent, LLC, at a purchase price per LLC Interest equal to the initial public offering price per share of Class A common stock less the underwriting discounts, with such LLC Interests representing    % of the outstanding LLC Interests; and

•
the application by Milan Parent, LLC of the proceeds from the sale of LLC Interests to us and as consideration in the Blocker Merger as described under “Use of Proceeds.”

Except as otherwise indicated, the unaudited pro forma condensed consolidated financial information presented assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock in the offering.

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these additional procedures and processes and, among other things, additional directors’ and officers’ liability insurance, director fees, additional expenses associated with complying with the reporting requirements of the SEC, transfer agent fees, costs relating to additional accounting, legal and administrative personnel, increased auditing, tax and legal fees, stock exchange listing fees and other public company expenses. We have not included any pro forma adjustments relating to these costs in the information below.
The unaudited pro forma condensed consolidated financial information is included for informational purposes only. The unaudited pro forma condensed consolidated financial information should not be relied upon as being indicative of our results of operations or financial condition had the Transactions, including this offering, occurred on the dates assumed. The unaudited pro forma condensed consolidated financial information also does not project our results of operations or financial position for any future period or date. The unaudited pro forma condensed consolidated statement of operations and balance sheet should be read in conjunction with the “Risk Factors,” “Prospectus Summary — Summary Historical and Pro Forma Condensed Consolidated Financial and Other Data,” “Summary Historical Condensed Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.
Milan Laser Inc. and subsidiaries
Unaudited pro forma condensed consolidated balance sheet as of June 30, 2021
(in thousands, except share amounts)	Milan Parent, LLC Historical	Pro Forma Transactions Adjustments	As Adjusted for Pro Forma Transactions	Pro Forma Offering Adjustments		Milan Laser Inc. Pro Forma
Assets
Current assets:
Cash and cash equivalents	$23,857				(1)
Current portion of financed services receivable, net	24,555
Contract cost asset, net	2,104
Prepaid expenses and other current assets	3,419
Total current assets	53,935
Financed service receivable, non-current	15,558
Goodwill	23,054
Intangible assets, net	193,294
Contract cost asset, long term	668
Other noncurrent assets	545
Total assets	$313,502

(in thousands, except share amounts)	Milan Parent, LLC Historical	Pro Forma Transactions Adjustments	As Adjusted for Pro Forma Transactions	Pro Forma Offering Adjustments		Milan Laser Inc. Pro Forma
Liabilities and Members’ Equity
Current liabilities
Accounts payable	$156
Accrued payroll liabilities	2,017
Current portion of long-term debt	2,350
Current portion of deferred revenue	49,159
Allowance for returns	6,386
Accrued expenses	3,153
Credit card and other payables	1,945
Other current liabilities	262
Total current liabilities	65,428
Noncurrent liabilities	—
Long-term debt, net	226,930
Tax receivable agreement liability	—
Long-term portion of deferred revenue	15,560
Other long-term liabilities	3,829
Total long-term liabilities	311,747
Members’ Equity:
Class A common units, 247,631 units issued and outstanding as of December 31, 2020	247,631
Accumulated other comprehensive income	2,430
Accumulated deficit	(248,306)
Non-controlling interests	—
Total members’ equity	1,755
Total liabilities and members’ equity	$313,502
Stockholders’ Equity — Milan Laser Inc.
Class A common stock, $0.01 par value per share, shares authorized on a pro forma basis, shares issued and outstanding on a pro forma basis	—				(1)
Class B common stock, $0.01 par value per share, shares authorized on a pro forma basis, shares issued and outstanding on a pro forma basis	—
Class C common stock, $0.01 par value per share, shares authorized on a pro forma basis, shares issued and outstanding on a pro forma basis	—
Additional paid in capital	—				(1)
Accumulated deficit	—
Total equity (deficit)	1,755
Total liabilities and equity (deficit)	$313,502

Milan Laser Inc. and subsidiaries
Notes to unaudited pro forma condensed consolidated balance sheet
(1)
Reflects the net effect on cash of the receipt of offering proceeds to us of $      million, based on the assumed sale of                 shares of Class A common stock at an assumed initial public offering of $      per share, which is the midpoint of the estimated offering price set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us that are directly attributable to the Transactions. These amounts, as described in “Use of Proceeds” above, relate to:

(a)
Payment of $      million to purchase                 LLC Interests (or                 LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly from Milan Parent, LLC;

(b)
Payment of approximately $      million of underwriting discounts and commissions and estimated offering expenses directly attributable to the Transactions;

(c)
to purchase LLC        Interests directly from Continuing Equity Owners; and

(d)
as cash consideration to the Blocker Stockholder in the Blocker Merger.

(2)
We are subject to U.S. federal, state and local income taxes and will file consolidated income tax returns for U.S. federal and certain state and local jurisdictions. This adjustment reflects the recognition of deferred taxes in connection with the Transactions assuming the federal rates currently in effect and the highest statutory rates apportioned to each state and local jurisdiction.

We have recorded a pro forma deferred tax asset adjustment of $      million (or $      million if the underwriters exercise in full their option to purchase additional shares of Class A common stock). The deferred tax asset includes (i) $ million related to temporary differences in the book basis as compared to the tax basis of our investment in Milan Parent, LLC (or $       million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (ii) $       million related to tax benefits from future deductions. To the extent we determine it is more likely than not that we will not realize the full benefit represented by the deferred tax asset, we will record an appropriate valuation allowance based on an analysis of the objective or subjective negative evidence.
(3)
We are deferring certain costs associated with this offering. These costs primarily represent legal, accounting and other direct costs and are recorded in other assets in our consolidated balance sheet. Upon completion of this offering, these deferred costs will be charged against the proceeds from this offering with a corresponding reduction to additional paid-in capital.

(4)
Reflects the recognition of a liability of $      million, which represents    % of the full obligation for applicable deferred tax assets under the terms of the Tax Receivable Agreement that we will enter into upon completion of this offering. Upon the completion of this offering, we will be a party to the Tax Receivable Agreement with the TRA Participants. Under the Tax Receivable Agreement, we generally will be required to pay to the TRA Participants 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize as a result of (i) the Basis Adjustments (i.e., increases in the tax basis of the assets of Milan Parent, LLC and its subsidiaries resulting from any redemptions or exchanges of LLC Interests by the Continuing Equity Owners), (ii) the Blocker Tax Attributes, and (iii) tax basis increases attributable to payments made under the Tax Receivable Agreement, deductions attributable to imputed interest and other payments of interest pursuant to the Tax Receivable Agreement. These payment obligations are our obligations and not obligations of Milan Parent, LLC. These Tax Receivable Agreement payments are not conditioned upon any continued ownership interest in either Milan Parent, LLC or Milan Laser Inc. by any TRA Participant. The rights of each Continuing Equity Owner and Blocker Stockholder under the Tax Receivable Agreement are assignable to transferees of its LLC Interests (other than Milan Laser Inc. as transferee pursuant to subsequent redemptions (or exchanges) of the transferred

LLC Interests). No adjustment has been made to reflect future redemptions or exchanges of LLC Interests for cash or shares of our Class A common stock, as applicable.
(5)
As described in “Our Organizational Structure — Organizational Structure Following the Transactions”, upon completion of the Transactions, we will be appointed as the sole managing member of Milan Parent, LLC and will hold        LLC Interests, constituting    % of the outstanding economic interests in Milan Parent, LLC (or      LLC Interests, constituting    % of the outstanding economic interests in Milan Parent, LLC if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Represents an adjustment to equity reflecting (i) par value of $      million for Class A common stock, million for Class B common stock and $      million for Class C common stock to be outstanding following the Transactions and (ii) a decrease in $     million of additional paid-in capital to allocate a portion of Milan Parent, LLC’s equity to the noncontrolling interests.
(6)
Represents an adjustment to stockholders’ equity reflecting (i) par value of $     million for Class A common stock to be outstanding following the Offering Adjustments and (ii) a decrease of $       million in members’ equity to allocate a portion of Milan Laser, Inc.’s equity to the noncontrolling interests.

(7)
The following table is a reconciliation of the adjustments impacting additional paid-in-capital:

Milan Laser Inc. and subsidiaries
Unaudited pro forma condensed consolidated statement of operations for the six months ended June 30, 2021
(in thousands, except share amounts)	Milan Parent, LLC Historical	Pro Forma Transactions Adjustments	As Adjusted for Pro Forma Transactions	Pro Forma Offering Adjustments	Milan Laser Inc. Pro Forma
Net revenues, net of refunds and financing fees	$71,764
Cost of sales (excludes depreciation and amortization shown below)	8,392
Operating expenses:
Selling, general and administrative expenses	43,916
Depreciation and amortization	6,715
Loss (gain) on disposal property and equipment	2
Transaction expense	—
Total operating expenses	50,633
Operating loss	12,739
Interest expense, net	2,746
Other (income)	(5)
Loss before provision for income taxes	9,998
Provision for income taxes	—
Net loss	9,998

(in thousands, except share amounts)	Milan Parent, LLC Historical	Pro Forma Transactions Adjustments	As Adjusted for Pro Forma Transactions	Pro Forma Offering Adjustments	Milan Laser Inc. Pro Forma
Per Share Data:
Net loss per share
Basic	247,631
Diluted	252,385
Weighted-average shares used to compute net loss per share(3)
Basic	40.37
Diluted	39.61
Milan Laser Inc. and subsidiaries
Unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2020
(in thousands, except share amounts)	Milan Parent, LLC Historical	Pro Forma Transactions Adjustments	As Adjusted for Pro Forma Transactions	Pro Forma Offering Adjustments	Milan Laser Inc. Pro Forma
Net revenues, net of refunds and financing fees	$70,105
Cost of sales (excludes depreciation and amortization shown below)	8,835
Operating expenses:
Selling, general and administrative expenses	50,625
Depreciation and amortization	12,534
Loss (gain) on disposal property and equipment	37
Transaction expense	—
Total operating expenses	63,196
Operating loss	(1,926)
Interest expense, net	114
Other (income)	(42)
Loss before provision for income taxes	(1,998)
Provision for income taxes	—
Net loss	(1,998)
Per Share Data:
Net loss per share
Basic	247,631
Diluted	247,631
Weighted-average shares used to compute net loss per share(3)
Basic	(8.07)
Diluted	(8.07)

Milan Laser Inc. and subsidiaries
Notes to unaudited pro forma condensed consolidated statement of operations
(1)
Following the Transactions, we will be subject to U.S. federal income taxes, in addition to state and local taxes, with respect to our allocable share of any taxable income of Milan Parent, LLC. As a result, the unaudited pro forma consolidated statement of operations includes an adjustment to our income tax expense to reflect an effective income tax rate of    % and    % for the six months ended June 30, 2021 and year ended December 31, 2020, respectively, which includes a provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state and local jurisdiction.

The pro forma adjustment for income tax expense represents tax expense on income that will be taxable in jurisdictions after our corporate reorganization that previously had not been taxable. The adjustment is calculated as pro forma income before income taxes multiplied by the ownership percentage of the controlling interest and multiplied by the effective tax rate of    % and     % for the six months ended June 30, 2021 and the year ended December 31, 2020, respectively.
(2)
In connection with the Transactions, we will be appointed as the sole managing member of Milan Parent, LLC pursuant to the            . As a result, while we will own less than       of the economic interest in Milan Parent, LLC, we will have       of the voting power and control the management of Milan Parent, LLC. Because we will manage and operate the business and control the strategic decisions and day-to-day operations of Milan Parent, LLC and will also have a substantial financial interest in Milan Parent, LLC, we will consolidate the financial results of Milan Parent, LLC, and a portion of our net income (loss) will be allocated to the noncontrolling interest to reflect the entitlement of the Continuing Equity Owners to a portion of Milan Parent, LLC’s net income (loss). We will initially hold approximately     % of Milan Parent, LLC’s outstanding LLC Interests (or approximately     % if the underwriters exercise their option to purchase additional shares of Class A common stock in full), and the remaining LLC Interests of Milan Parent, LLC will be held by the Continuing Equity Owners. Immediately following the Transactions, the ownership percentage held by the noncontrolling interest will be approximately     %. Net loss attributable to the contingently redeemable noncontrolling interest will represent approximately    % and    % of the net loss for the six months ended June 30, 2021 and year ended December 31, 2020, respectively.

(3)
Pro forma basic net loss per share of Class A common stock is computed by dividing the pro forma net loss available to Class A common stockholders by the pro forma weighted-average shares of Class A common stock outstanding during the period. Pro forma diluted net loss per share of Class A common stock is computed by adjusting the pro forma net loss available to Class A common stockholders and the pro forma weighted-average shares of Class A common stock outstanding to give effect to potentially dilutive securities.

(4)
We incurred approximately $      million and $      million in expenses for the six months ended June 30, 2021 and year ended December 31, 2020, respectively, in connection with this offering that were not reflected in our historical financial statements, which we do not expect to recur.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the information presented in our audited consolidated financial statements as of and for the year ended December 31, 2020, the period from June 24, 2019 to December 31, 2019 (Successor period) and January 1, 2019 to June 23, 2019 (Predecessor period), our unaudited Consolidated Financial Statements as of and for the six months ended June 30, 2021 and 2020, and the related notes included elsewhere in this prospectus. In addition to historical information, the following discussion contains forward-looking statements, such as statements regarding our expectation for future performance, liquidity and capital resources, that involve risks, uncertainties and assumptions that could cause actual results to differ materially from our expectations. Our actual results may differ materially from those contained in or implied by any forward-looking statements. Factors that could cause such differences include those identified below and those described in “Cautionary Note Regarding Forward-Looking Statements,” “Risk Factors” and “Unaudited Pro Forma Condensed Consolidated Financial Information.” We assume no obligation to update any of these forward-looking statements.
Overview
Co-founded in 2012 by Dr. Shikhar Saxena and Dr. Abe Schumacher, we are revolutionizing the aesthetics industry as the largest company in the U.S. that focuses solely on laser hair removal services, on both a Revenue and number of clinics basis. We were born from the simple realization that there was a market need for a customer-centric, high-quality, and professional hair removal experience. Today, we are the leading pure-play provider in the highly fragmented laser hair removal market, with 132 clinics across 23 states as of June 30, 2021.
At Milan, we believe that everyone — regardless of their age, gender identity, or ethnicity — deserves to feel confident in their skin. We believe we offer an unmatched solution for those struggling with unwanted body hair that provides customers best-in-class laser hair removal treatments paired with price certainty and flexible payment plans, all delivered in our comfortable and convenient clinics across the nation.
We believe that laser hair removal is a better alternative to other hair removal techniques such as shaving, waxing or sugaring as it uses FDA-cleared lasers, and is safe, fast (appointments as short as 10 minutes), effective, affordable, and, most importantly, a permanent solution for the reduction of unwanted hair. Unlike many of our independent competitors who often employ beauticians and aestheticians, all of our treatments are performed by highly trained medical or laser technician professionals using FDA-cleared lasers.
Additionally, we create a customized treatment plan for each customer based on their specific skin tone and hair color, and we include our Unlimited Package with each body area purchased, which guarantees each customer’s results for life at one set price. While customers purchase unlimited treatments for a specific body area, our customers typically achieve over 95% hair-free results in approximately seven to ten primary treatments with subsequent touch-ups if desired.
At Milan, our focus on customer satisfaction has led to a market-leading NPS score of 90 and an average 4.95 out of 5-star rating across over 25,000 reviews from Google, Facebook and Yelp combined as of July 2021. In addition, our digitally-focused marketing strategy, call center and in-clinic consultation capabilities enable us to rapidly educate and acquire new customers — virtually all of our traffic is generated from online sources and the majority of in-clinic consultations convert into immediate purchases. Our robust infrastructure and exceptional operational capabilities support our rapid and efficient growth. Based on research we commissioned conducted by Buxton, a market research firm, for 187 designated market areas based on data relating to population, daytime traffic patterns, clustering of retail and other establishments, demographics and competition, there is an opportunity for over 1,000 Milan laser hair removal clinics in the continental United States. We believe that we are well-positioned to meet this opportunity over the next 15 years.
Our proven clinic model has generated consistent clinic-level financial results, strong cash flow, and attractive MOIC. Our clinics have been successful across geographic regions, trade areas,

population densities, and real estate formats at all vintages. Our capital-efficient, flexible new clinic model forms the basis of our capital-light growth strategy. Throughout our history, we have never permanently closed a clinic and believe the portability, consistency, and predictability of our clinic model allows us to continue to penetrate the significant new clinic whitespace opportunity ahead to fuel our future growth.”
In the year ended December 31, 2020, we generated net revenues of $70.1 million, net bookings of $95.7 million, a net loss of $2.0 million and Adjusted EBITDA of $11.4 million. For the six months ended June 30, 2021, we generated net revenues of $71.8 million, net bookings of $107.8 million, net income of $10.0 million and Adjusted EBITDA of $23.9 million. See “— Key Performance Indicators and Non-GAAP Measures”
Significant Events and Transactions
COVID-19
In March 2020, the World Health Organization recognized the COVID-19 outbreak as a global pandemic. The COVID-19 pandemic and government actions implemented to contain further spread of COVID-19 have severely restricted economic activity around the world. Moreover, the facts pertaining to the pandemic and the related governmental and regulatory response is changing day-to-day. The full extent of the impact of the pandemic on our business, key metrics, and results is thus uncertain. We continue to monitor the impact of the COVID-19 outbreak on our operations and workforce.
In response to the COVID-19 pandemic, we temporarily closed our clinics as state governors began issuing shelter-in-place orders in March 2020, and by April 2020 all of our clinics were temporarily closed. Beginning in May 2020, certain state governors announced steps to restart non-essential business operations in their respective states, and clinics in these states began to re-open. As of May 31, 2020, some clinics had re-opened either fully or partially. By mid-July 2020, all of our clinics nationwide had re-opened. However, as COVID-19 continued to impact areas in which our clinics operate, three of our clinics were required to temporarily re-close pursuant to local guidelines. Since January 1, 2021, all of our clinics have been open and remain open as of the date hereof.
Management deployed several critical strategies to strengthen guest safety, protect our employees and our brand, as well as increase liquidity and financial flexibility to mitigate COVID-19 related impacts on our business. The following actions were taken based on our review of CDC guidelines as well federal, state, and local government ordinances:
•
Ensured the safety of employees and customers.   We put in place enhanced policies and procedures for cleaning and disinfecting the workplace, providing questionnaires to screen customers for COVID-19 risks, managing exposures and cases within our employee base, requiring Personal Protective Equipment (PPE) and implementing social distancing guidelines in the clinic.

•
Implemented virtual consultation process.   In reaction to restrictions on in-person interactions, we supplied our sales teams with the tools, technology, and additional training to execute virtual consultations, which have continued through re-opening in addition to in-person consultations.

•
Enhanced communication.   We ensured our customers stayed informed about changes to our operations, including communicating our COVID-19 safety measures, updates on clinic closing and re-opening status as well as expectations for protocol when returning for treatments.

•
Leveraged clinic closures to expedite system and procedural enhancements.   We took advantage of periods where our clinics were closed to make enhancements to our process, including implementing a new scheduling system. These changes resulted in better reporting, improved employee and customer experience and higher approval ratings.

There is a significant amount of uncertainty about the duration and severity of the consequences caused by the COVID-19 pandemic. While governmental and non-governmental organizations are engaging in efforts to combat the spread and severity of the COVID-19 pandemic and related public health issues, the full extent to which the outbreak of COVID-19 could impact our business, results of operations and financial condition is still unknown and will depend on future developments, which are highly uncertain and cannot be predicted. Such effects may be material. Our financial statements reflect judgments and estimates that could change in the future as a result of the COVID-19 pandemic.
LGP Transaction
On June 24, 2019, LGP completed the acquisition of a controlling interest in us in a transaction we refer to as the “LGP Transaction.” As part of the LGP Transaction, Milan Laser Holdings LLC became a subsidiary of Milan Parent, LLC, a new holding company formed for purposes of the LGP Transaction. For accounting purposes, Milan Parent, LLC was deemed to be the acquirer in the LGP Transaction and Milan Laser Holdings LLC was deemed to be the acquired party and the accounting predecessor.
Transactions
In connection with this offering, following the completion of the Transactions, Milan Laser Inc. will become the sole managing member of Milan Parent, LLC. Although Milan Laser Inc. will have a minority economic interest in Milan Parent, LLC, it will have the sole voting interest in, and control of the business and affairs of, Milan Parent, LLC and its direct and indirect subsidiaries. As a result, Milan Laser Inc. will consolidate Milan Parent, LLC and record a significant non-controlling interest in a consolidated entity in Milan Laser Inc.’s consolidated financial statements for the economic interest in Milan Parent, LLC held directly or indirectly by the Continuing Equity Owners. Immediately after the Transactions, investors in this offering will collectively own     % of our outstanding Class A common stock, consisting of        shares (or        shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock), Milan Laser Inc. will own        Class A LLC Interests (or        Class A LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing     % of the LLC Interests (or      % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Accordingly, net loss attributable to non-controlling interests will represent      % of the loss before provision for income taxes of Milan Laser Inc. (or      % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Milan Laser Inc. is a holding company that conducts no operations and, as of the consummation of this offering, its principal asset will be LLC Interests we purchase from Milan Parent, LLC.
Following Our Initial Public Offering
After consummation of this offering, Milan Laser Inc. will be subject to U.S. federal, state and local income taxes with respect to its allocable share of any taxable income of Milan Parent, LLC and will be taxed at the prevailing corporate tax rates. In addition to tax expenses, we also will incur expenses related to our status as a public company, plus payment obligations under the Tax Receivable Agreement, which we expect to be significant. We intend to cause Milan Parent, LLC to make distributions to us in an amount sufficient to allow us to pay these expenses and fund any payments due under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions — Milan Parent, LLC Limited Liability Company Agreement — Agreement in Effect After this Offering — Distributions.”
We expect to recognize a non-cash, one-time charge to equity-based compensation expense of up to $      million in connection with the vesting of phantom equity awards. These awards were granted as part of the Milan Parent, LLC Amended and Restated 2019 Phantom Incentive Equity Plan. In connection with this offering, we intend to terminate the Phantom Plan, effective as of the date of the closing of this offering, and settle all awards thereunder following the first anniversary of such termination. In connection with the Phantom Plan termination, the phantom equity awards will be paid in the form of shares of fully vested common stock. In addition, upon becoming a public company, we estimate we may incur additional annual expenses of between $10 million and $11 million including, among other things, additional directors’ and officers’ liability insurance, public company stock compensation plan, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing, tax and legal fees, stock exchange listing fees and similar expenses.

Basis of Presentation
Our consolidated financial statements for the year ended December 31, 2020, which we refer to herein as “fiscal year 2020”, will not be directly comparable to our financial information for the year ended December 31, 2019 due to the effects of the LGP Transaction in 2019. However, to facilitate comparison of our financial information on a year-over-year basis, we have prepared Unaudited Pro Forma Combined Supplemental Financial Information for the year ended December 31, 2019, which gives effect to the LGP Transaction as if it had occurred on January 1, 2019, and which we refer to as the Unaudited Pro Forma Combined 2019 Period. The Unaudited Pro Forma Combined 2019 Period discussed herein has been prepared in accordance with Article 11 of Regulation S-X promulgated under the Securities Act, and is not necessarily indicative of what our actual consolidated results of operations would have been had the LGP Transaction actually occurred on January 1, 2019, nor is it indicative of future consolidated results of operations. The predecessor period includes the results of Milan Laser Holdings LLC from January 1, 2019 to June 23, 2019, and the successor period includes the results of Milan Parent, LLC from June 24, 2019 through December 31, 2019 without further adjustment. Each of these predecessor and successor periods individually, as presented in our audited consolidated financial statements and related notes included in this prospectus, are presented in a manner consistent with GAAP and have been audited.
The table below presents the pro forma adjustments made to give effect to the LGP Transaction as if it had occurred on January 1, 2019:
(in thousands)	Predecessor Period from January 1, 2019 to June 23, 2019	Successor Period from June 24, 2019 through December 31, 2019	Pro Forma Adjustments	Pro Forma Combined year ended December 31, 2019
				(unaudited)
Net revenues, net of refunds and financing fees	$17,699	$25,591	$(957)(1)	$42,333
Cost of sales (excludes depreciation and amortization shown below)	2,128	3,008	(11)(2)	5,125
Selling, general and administrative expenses	23,133	23,083	(57)(3)	46,159
Depreciation and amortization	429	6,288	5,146(4)	11,836
Loss on disposal property and equipment	—	29	—	29
Transaction expenses	12,960	—	(12,960)(5)	—
Total Operating Expense	36,522	29,400	(7,871)	58,051
Operating loss	(20,951)	(6,817)	6,925	(20,843)
Other expense (income):
Loss on debt extinguishment	2,017	—	—	2,017
Interest expense	1,236	26	(1,236) (6)	26
Other (income)	(27)	(70)	—	(97)
Total other expense (income)	3,226	(44)	(1,236)	1,946
Loss before provision for income taxes	$(24,177)	(6,773)	(8,161)	$(22,789)
Provision for income taxes	—	—	—	—
Net Loss	$(24,177)	$(6,773)	$(8,161)	$(22,789)

Notes to unaudited pro forma presentation:
(1)
As a result of the LGP Transaction, deferred revenue liabilities were recorded at fair value, resulting in a step-down adjustment of $5.6 million. Had the LGP Transaction occurred on January 1, 2019, there would be an additional decline in amortized net revenues of $1.0 million reflected above.

(2)
As part of purchase accounting for the LGP Transaction, contract assets were recorded at fair value, resulting in a decrease in amortization of contract asset expense attributable to cost of sales.

(3)
As part of purchase accounting for the LGP Transaction, contract assets were recorded at fair value, resulting in a decrease in amortization of contract asset expense of $0.1 million. The decrease in amortization expense was partially offset by increased stock compensation expense of $0.1 million related to awards issued in conjunction with the LGP Transaction.

(4)
At the time of the LGP Transaction, the Company had $215 million of intangible assets with a useful life of twenty years. Had the LGP Transaction occurred on January 1, 2019, a full year of amortization would have been recorded. In addition, fixed assets were recorded at fair value as part of purchase accounting, resulting in a step-up of $0.4 million to be depreciated over a weighted-average useful life of 8.8 years and incremental expense in 2019 to give effect to the LGP Transaction as of January 1, 2019.

(5)
These amounts reflect the transaction costs incurred by the Company as a result of the LGP Transaction and include costs that were directly attributable to the Transaction. These amounts would not have been incurred in the year had the LGP Transaction occurred on January 1, 2019 and therefore have been removed.

(6)
In conjunction with the LGP Transaction, the Predecessor debt was extinguished. Had the LGP Transaction occurred on January 1, 2019, this interest would not have been incurred and therefore has been removed.

Key Factors Affecting Our Results and Prospects
Expansion in new and existing markets
We expect new clinic openings in new and existing markets to be the primary driver of our growth. We anticipate opening 50 or more new clinics during the year ended December 31, 2021 and 60 or more new clinics during the year ended December 31, 2022. Our growth strategy is focused on both existing and new markets in the United States. Clinic build-outs cost approximately $175,000 to $200,000. On average, our rent ranges between $3,000 to $7,000 per month per clinic. Our clinics have achieved average Payback Periods of less than one year after their initial opening. For the past two years, we have been able to open a new clinic every 11 days on average. The opening timeline typically takes four months from lease signing to clinic opening. We typically cluster our clinics within markets, allowing us to benefit from enhanced trade area brand awareness, operational efficiencies, and marketing synergies, which support new clinic economics.
Our results of operations have been and will continue to be materially affected by the timing and number of new clinic openings each period. As clinics mature, revenue and profitability increase significantly. The performance of new clinics may vary depending on various factors such as success of our branding and marketing strategy in the market, the clinic opening date, the time of year of a particular opening, the number of personnel recruited to staff the clinic, and the location of the new clinic, including whether it is located in a new or existing market. Our planned clinic expansion will place increased demands on our operational, managerial, administrative, financial, and other resources. Managing our growth effectively will require us to continually manage construction and opening costs and logistics, procurement of supplies, including furnishings and lasers and attracting licensed providers into our development pipeline to staff new clinics.
Consumer demand, economic trends and competition
Our online marketing strategy benefits from increases in searches for services relating to hair removal. Our ability to achieve our desired results, including attracting new customers, depends on our ability to develop our brand and optimize our online marketing strategy. We think the price certainty and the permanent nature of our laser hair reduction services offers most customers a lifetime of savings relative to non-permanent hair reduction options, making our services a compelling value proposition for most new customers. The amount of cash or credit available to customers who desire to purchase our services, may be affected by macroeconomic factors and trends, and thereby affect our results of operations, including but not limited to, employment rates, business conditions, changes in the housing market, the availability of credit, interest rates, tax rates and fuel and energy costs.
The hair removal and aesthetics industry includes national players as well as local establishments. Our competitors are primarily comprised of smaller, independent med spa operators, dermatologists,

plastic surgeons and other physicians who may offer hair removal as an ancillary service and utilize a variety of techniques including waxing, sugaring, threading, shaving, and laser treatments to reduce or remove unwanted hair. We compete with all of these players for customers. Furthermore, due to the increased number of independently owned laser hair removal or personal-care and beauty alternatives with less sophisticated marketing capabilities who may market on the basis of price alone, we may face increased competition if we increase our price or if the amount of available cash or credit declines among our potential core customers. Our ability to be effective across all such points of competition has and is likely to continue to have a significant effect on our business, financial conditions and results of operations.
Same clinic net bookings growth
Same clinic net bookings growth is a key driver of our business. Various factors affect same clinic net bookings, including:
•
overall economic trends that would affect the amount of cash or credit available to potential customers;

•
awareness of the benefits of laser hair removal among our potential customers in the regions in which we operate;

•
our customer experience, customer support and our online reputation and reviews;

•
the availability of experienced licensed providers;

•
changes in our pricing, including promotional activities;

•
the treatments selected by our customers;

•
the cost and availability of consumer financing for our customers’ purchases;

•
closures in response to state or local regulations due to the COVID-19 pandemic or other health concerns; and

•
the number of clinics that have been in operation at least the prior thirteen months.

A new clinic is included in the same clinic net bookings calculation once the clinic has been open for at least thirteen months.
Our ability to recruit and retain qualified providers for our clinics
Our ability to operate our clinics is largely dependent upon our ability to attract and retain qualified nurses, nurse practitioners, laser technicians and other providers. We ensure that our customers experience consistent level of quality and service, regardless of the specific clinic they visit. The combination of consistent service delivery, across our trained base of providers, along with our emphasis on customer support enhances our brand and ensures positive online reviews. Over time, our ability to build and maintain a strong pipeline of providers is important to preserving our current brand position and effectuating our growth strategy.
Key Performance Indicators and Non-GAAP Measures
We prepare and analyze operating and financial data to assess the performance of our business and allocate our resources. The key operating performance and financial metrics and indicators we use are set forth below.

(in thousands, other than clinic counts)	Six Months Ended June 30,		Fiscal Year	Pro Forma Combined year ended December 31,	Successor Period from June 24, 2019 through December 31,	Predecessor Period from January 1, 2019 to June 23,
	2021	2020	2020	2019	2019	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Total number of open clinics at end of the period	132	84	108	70	70	56
Average number of open clinics during the period	125	75	85	57	65	48
Net bookings	$107,780	$34,746	$95,668	$60,761	$35,924	$24,837
Same clinic net booking growth	115.6%	-2.7%	22.9%	13.2%	14.3%	11.4%
Clinic-level contribution	$39,954	$12,252	$30,829	$12,848	$7,872	$5,793
Adjusted EBITDA	$23,936	$3,602	$11,446	$771	$708	$879
For a reconciliation of clinic-level contribution to operating loss, the most directly comparable GAAP measure, and Adjusted EBITDA to net loss, the most directly comparable GAAP measure, see “— Clinic-Level Contribution” and “— Adjusted EBITDA” below.
Number of Open Clinics
Number of open clinics reflects the number of clinics open at the end of the reporting period. Average number of clinics during the period reflects the arithmetic mean of the number of clinics open during the reporting period on a monthly basis. The total number of clinics that we operate, as well as the timing of clinic openings have, and will continue to have, an impact on our performance. Management tracks and reviews the number of new clinics, average clinics over a given period and the average historical net bookings of new clinics as they mature.
Net Bookings
We define net bookings as the dollar value of all transactions for our treatments entered into during a particular period net of returns that occur in that period. We believe net bookings provides a more timely indication of trends in our operating results, including cash flows, that are not necessarily reflected in our net revenue because we recognize revenue over time as we satisfy our performance obligations over a 48-month period. We use net bookings to measure and monitor our business as we believe it enables an analysis of our performance based on the timing of actual transactions with our customers and provides a more current indication of trends in our operating results than net revenue alone.
Same Clinic Net Bookings Growth
Same clinic net bookings reflect the change in period-over-period net bookings among the comparable clinic base. A clinic is included in the “comparable clinic base” calculation beginning on the first day of the thirteen full fiscal month following a clinic's opening, which is when we believe comparability has been achieved. This measure highlights the performance of existing clinics, while excluding the impact of new clinic openings. Same clinic sales growth is driven by the search trend for hair removal services, the success of our online marketing activities, changes in sales prices, and changes in customer preferences in body areas treated.
Clinic-Level Contribution
We present clinic-level contribution, which is considered a non-GAAP financial measure, because we believe clinic-level contribution allows management to better understand and track the direct performance of our clinics from period to period. Clinic-level contribution includes only those operating expenses directly associated with clinic operations, which excludes certain corporate expenses. We define clinic-level contribution as operating income (loss) plus depreciation and amortization, stock-based compensation expense, expense incurred for warrant settlement liability, professional fees, transaction expenses related to the LGP Transaction and other one-time, non-recurring costs, and corporate expenses directly attributed to support staff and corporate offices that, while essential in supporting our clinic operations, are not directly related to clinic operations.
The following is a reconciliation of our operating loss to clinic-level contribution for the periods presented:
	Six Months Ended June 30:		Fiscal Year 2020	Pro Forma Combined year ended December 31, 2019	Successor Period from June 24, 2019 through December 31, 2019	Predecessor Period from January 1, 2019 to June 23, 2019
(in thousands)	2021	2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating income (loss)	$12,739	$(2,646)	$(1,926)	$(20,843)	$(6,817)	$(20,951)
Depreciation and amortization	6,715	5,982	12,534	11,863	6,288	429
Stock-based compensation	2,491	76	188	151	79	—
Expense incurred for warrant settlement liability	—	—	—	8,014	—	8,014
Professional fees(1)	863	118	283	869	403	466
Transaction related expense(2)	—	—	—	—	—	12,960
Other(3)	1,125	33	362	650	714	(64)
Corporate expenses(4)	16,021	8,689	19,388	12,144	7,205	4,939
Clinic level contribution	$39,954	$12,252	$30,829	$12,848	$7,872	$5,793

(1)
Professional fees incurred in 2019 related to LGP Transaction, incurred in 2020 related to LLC restructuring and incurred in 2021 related to legal, banking and advisory fees associated with this offering and in connection with the 2021 Credit Facility.

(2)
Transaction related expense represents one-time costs related to the LGP Transaction including advisory, banking accounting and legal fees.

(3)
Other costs consist of other discrete items as determined by management, including new software integration expense, severance pay, loss on disposal of PPE and line-of-credit fees.

(4)
Corporate expenses directly attributed to support staff and corporate facilities, consisting of:

•
Compensation expense for corporate level employees;

•
Rent and building expense related to corporate headquarters; and

•
Other corporate level expenses regarding business travel, professional fees, and office/software expense.

Adjusted EBITDA
We present Adjusted EBITDA, which is considered a non-GAAP financial measure, because we believe it assists investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. We also believe Adjusted EBITDA enables an analysis of our performance based on the timing of actual transactions with our customers and provides a more current indication of trends in our operating results than reported net loss alone. Other companies may define Adjusted EBITDA differently and, as a result, our measure of Adjusted EBITDA may not be directly comparable to Adjusted EBITDA of other companies. Although we use Adjusted EBITDA as an analytical measure to assess the performance of our business, its use is limited because it does not include certain material costs, such as interest and taxes and other adjustments, that are inherent in the operation of our business. Adjusted EBITDA should be considered in addition to, and not as a substitute for, net loss in accordance with GAAP as a measure of performance. You are cautioned not to place undue reliance on Adjusted EBITDA.

We define Adjusted EBITDA as net income (loss) plus depreciation and amortization, stock-based compensation expense, interest expense and provision for income taxes, as further adjusted to eliminate the impact of certain non-cash and/or other items that we do not consider indicative of our ongoing operating performance, including transaction expenses related to the LGP Transaction, expenses incurred for warrant settlement liability, professional fees, loss on debt extinguishment and other one-time, non-recurring costs as well as.
Adjusted EBITDA has its limitations as an analytical measure, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some limitations of Adjusted EBITDA are:
•
Adjusted EBITDA does not reflect that we defer and recognize revenue over time as we satisfy our performance obligations including with respect to our guarantees;

•
Adjusted EBITDA does not include the impact of equity-based compensation;

•
Adjusted EBITDA does not reflect income tax and interest payments that may represent a reduction in cash available to us;

•
Adjusted EBITDA excludes depreciation and amortization and although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future; and

•
other companies, including companies in our industry, may calculate Adjusted EBITDA differently or not at all, which reduces their usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA along with other financial performance measures, including net loss and our financial results presented in accordance with GAAP.
The following is a reconciliation of our net loss to Adjusted EBITDA for the periods presented:
	Six Months Ended June 30:		Fiscal Year 2020	Pro Forma Combined year ended December 31, 2019	Successor Period from June 24, 2019 through December 31, 2019	Predecessor Period from January 1, 2019 to June 23, 2019
(in thousands)	2021	2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income (Loss)	$9,998	$(2,708)	$(1,998)	$(22,789)	$(6,773)	$(24,177)
Depreciation and amortization	6,715	5,982	12,534	11,863	6,288	429
Stock-based compensation	2,491	76	188	151	79	—
Interest expense	2,746	101	114	26	26	1,235
Provision for income taxes	—	—	—	—	—	—
Transaction related expense(1)	—	—	—	—	—	12,960
Expense incurred for warrant settlement liability	—	—	—	8,014	—	8,014
Professional fees(2)	863	118	283	869	403	466
Loss on debt extinguishment	—	—	—	2,017	—	2,017
Other(3)	1,123	33	325	620	685	(65)
Adjusted EBITDA	$23,936	$3,602	$11,446	$771	$708	$879

(1)
Transaction related expense represents one-time costs related to the LGP Transaction including advisory, banking, accounting and legal fees.

(2)
Professional fees incurred in 2019 related to LGP Transaction, incurred in 2020 related to LLC restructuring and incurred in 2021 related to legal, banking and advisory fees associated with this offering.

(3)
Other costs consist of other discrete items as determined by management, including new software integration expense, severance pay and line-of-credit fees.

Components of Results of Operations
Net Revenue
Net revenue consists of revenue earned on the sales of laser hair removal services, net of refunds and merchant discount fees incurred in such period. The transaction price for our treatments is based on the specific body area(s) the customer has contracted to be treated. We generate all of our revenue through transactions related to such treatments, which our customers pay for by means of third-party external financing, a sales installment payment program provided by us, or in cash. Financing charges incurred our by third-party external financing company are reflected as an offset to the transaction price in revenue. Because we earn revenue from providing laser hair removal services to customers for contracted area(s) over a series of treatments, we recognize revenue over time as we satisfy our performance obligations, which is over a period of 48 months.
Deferred revenue liabilities represent the transaction price contractually agreed to by customers less the value assigned to performance obligations that have already been satisfied. We have identified two distinct performance obligations: (a) the laser hair removal service, which is determined to be the number of treatments performed until the customer is substantially hair-free and (b) a lifetime unlimited treatment guarantee for additional treatments in the purchased area(s).
Because our customers simultaneously receive and consume the benefits provided by us as we perform laser hair removal treatments, we recognize revenue for the service portion of our revenue over a 27-month period using the output method based on the measurement of value transferred to the customer, which is based on our hair removal effectiveness data. We subsequently recognize revenue for the lifetime unlimited treatment guarantee portion of our revenue on a straight-line basis over the 21 month period beginning after the completion of such prior 27-month period.
See “— Critical Accounting Policies and Estimates — Revenue Recognition, Deferred Revenue.”
Cost of Sales
Cost of sales primarily consists of the direct costs associated with our clinics, including provider compensation, clinical supplies and maintenance expenses and fees paid for credit card processing. Provider compensation relates to the employee cost of the medical staff performing the laser hair removal treatments. These licensed resources are hired in accordance with state regulations for clinical laser operation. Clinic supplies and maintenance expenses consist of medical supplies and laser maintenance costs. Processing fees associated with credit card payments are also included as cost of sales.
Selling, General and Administrative Expenses
Selling, general and administrative expenses (“SG&A”) primarily consist of salaries, wages, benefits and other compensation-related costs, rent, software, and other administrative expenses incurred to support our existing clinic and corporate operations, as well as expenses attributable to growth and development activities, including new clinic preopening expenses. Also included in SG&A are professional fees including, but not limited to, accounting, legal and marketing activities.
Depreciation and Amortization Expense
Depreciation and amortization expense includes depreciation of property and equipment and capitalized leasehold improvements, as well as amortization of finite-lived intangible assets.
Transaction Expenses
Transaction expenses represent one-time costs related to the LGP Transaction.
Other Income and Expenses
Other income and expenses primarily includes the fair value of the warrant liability.

Interest Expense
Interest expense consists of interest on our long-term debt, including our 2021 Credit Facility (as defined below) and, for prior periods, amounts outstanding under our 2019 Facility (as defined below), as well as the amortization of debt discounts and issuance costs.
Results of Operations
The following comparisons are historical results and are not indicative of future results which could differ materially from the historical audited and unaudited financial information presented.
Six Months Ended June 30, 2021 Compared to Six Months Ended June 30, 2020
To facilitate comparability, the following discussion and analysis includes our results of operations for the six months ended June 30, 2021, and six months ended June 30, 2020 (dollars in thousands):
	Six Months Ended June 30,		$ Change	% Change
	2021	2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenues, net of refunds and financing fees	$71,764	$27,403	$44,361	161.9%
Cost of sales (excludes depreciation and amortization shown below)	8,392	3,019	5,373	178.0%
Selling, general and administrative expenses	43,916	21,048	22,866	108.6%
Depreciation and amortization	6,715	5,982	733	12.3%
Loss on disposal property and equipment	2	—	2	100.0%
Total Operating Expenses	50,633	27,030	23,603	87.3%
Operating income (loss)	12,739	(2,646)	15,385	-581.4%
Other expense (income):
Interest expense	2,746	101	2,645	2618.8%
Other (income)	(5)	(39)	34	-87.2%
Total other expense (income)	2,741	62	2,679	4321.0%
Income (loss) before provision for income taxes	9,998	(2,708)	12,706	-469.2%
Provision for income taxes	—	—	—	0.0%
Net Income (Loss)	9,998	(2,708)	12,706	-469.2%
Net Revenues
Net revenues, net of refunds and financing fees increased $44.4 million, or 161.9%, in the six months ended June 30, 2021 as compared to the six months ended June 30, 2020, driven by $26.1 million of same clinic revenue growth and the remainder of the increase attributable to 48 new clinics opened since June 30, 2020. We estimate that the temporary suspension of our treatments beginning in March 2020 in response to the rapid onset of the COVID-19 pandemic resulted in lower prior period net revenues than we would have experienced without a shut- down.
Cost of Sales
Cost of sales increased $5.4 million, or 178.0%, in the six months ended June 30, 2021 as compared to the six months ended June 30, 2020, primarily due to a $4.3 million increase in provider compensation, a $0.5 million increase in clinic supplies and maintenance costs and a $0.5 million increase in credit card fees as a result of 48 new clinics being opened since June 30, 2020. We estimate that the temporary suspension of our treatments and activities at our corporate headquarters beginning in March 2020 in response to the rapid onset of the COVID-19 pandemic resulted in lower prior period cost of sales than we would have experienced without a shut-down.
Selling, General and Administrative Expenses
Selling General and Administrative expenses increased $22.9 million, or 108.6%, in the six months ended June 30, 2021 as compared to the six months ended June 30, 2020, driven by a $11.2 million increase of in-clinic expenses from opening 48 new clinics since June 30, 2020, plus $7.3 million increase in corporate expenses which was mostly compensation and benefits for new employees who support in-clinic operations as well as expanding the functional departments of the shared services teams at corporate to scale with new clinic openings, plus a $4.4 million increase in expenses non-recurring in nature. For the combined six months ended June 30, 2020, the $0.7 million of expenses non-recurring in nature included: $0.5 million of new clinic pre-opening expenses, $0.1 million of professional fees associated with corporate restructuring and investments in corporate infrastructure, and $0.1 million of phantom unit share based compensation vesting and other expenses. For the six months ended June 30, 2021, the $5.1 million of expenses non-recurring in nature included: $2.5 million of phantom unit share based compensation vesting, $0.6 million of new clinic pre-opening expenses, $0.9 million of professional fees associated with corporate restructuring and investments in corporate infrastructure, and $1.1 million of other expenses. We estimate that the temporary suspension of our treatments and our corporate headquarters beginning in March 2020 in response to the rapid onset of the COVID-19 pandemic resulted in lower prior period SG&A expenses than we would have experienced without a shut-down. Compensation and advertising expense were the most significant drivers of reduced expense in six months ended June 30, 2020 in response to the COVID-19 pandemic.
Depreciation and amortization
Depreciation and amortization expense increased $0.7 million, or 12.3%, in the six months ended June 30, 2021 as compared to the six months ended June 30, 2020, driven by $0.7 million of additional depreciation expense from new property and equipment related to the new clinics.
Other Expense (Income)
Other expense increased $2.7 million in the six months ended June 30, 2021 as compared to the six months ended June 30, 2020, driven by an increase in interest expense related to the 2021 Credit Facility.
Provision for Income Taxes
We are organized as a limited liability company with the responsibility for taxes flowing through to our equity holders and therefore there are no income taxes payable or receivable for historical periods. Further, although our variable interest entities that we consolidate are corporations, these entities have historically not had any profits, and therefore we did not incur any amount as provision for income taxes with respect to these entities.
Fiscal Year 2020 Compared to the Predecessor 2019 Period and the Successor 2019 Period, as well as a comparison of Fiscal Year 2020 to the Unaudited Pro Forma Combined 2019 Period
To facilitate comparability, the following discussion and analysis includes our results of operations for the audited fiscal year 2020 and Unaudited Pro Forma Combined 2019 Period (dollars in thousands):

	Fiscal Year 2020	Pro Forma Combined year ended December 31, 2019	Successor Period from June 24, 2019 through December 31, 2019	Predecessor Period from January 1, 2019 to June 23, 2019	Fiscal Year 2020 vs. Pro Forma Combined 2019
					$ Change	% Change
		(unaudited)
Net revenues, net of refunds and financing fees	$70,105	$42,333	$25,591	$17,699	$27,772	65.6%
Cost of sales (excludes depreciation and amortization shown below)	8,835	5,125	3,008	2,128	3,710	72.4%
Selling, general and administrative expenses	50,625	46,159	23,083	23,133	4,466	9.7%
Depreciation and amortization	12,534	11,863	6,288	429	671	n/m
Loss on disposal property and equipment	37	29	29	—	8	27.6%
Transaction expenses	—	—	—	12,960	—
Total Operating Expenses	63,196	58,051	29,400	36,522	5,145	8.9%
Operating loss	(1,926)	(20,843)	(6,817)	(20,951)	18,917	(90.8)%
Other expense (income):
Loss on debt extinguishment		2,017	—	2,017	(2,017)	n/m
Interest expense	114	26	26	1.236	88	n/m
Other (income)	(42)	(97)	(70)	(27)	55	(56.7)%
Total other expense (income)	72	1,946	(44)	3,226	(1,874)	(96.3)%
Loss before provision for income taxes	(1,998)	(22,789)	(6,773)	(24,177)	20,791	(91.2)%
Provision for income taxes	—	—	—	—	—
Net Loss	$(1,998)	$(22,789)	$(6,773)	$(24,177)	$20,791	(91.2)%
Net Revenues
Net revenue was $70.1 million in fiscal year 2020, as compared to $17.7 million for the Predecessor 2019 Period and $25.6 million for the Successor 2019 Period, or $42.3 million for the Unaudited Pro Forma Combined 2019 Period. Net revenues, net of refunds and financing fees increased $27.8 million in fiscal year 2020 as compared to our Unaudited Pro Forma Combined 2019 Period, driven by $19.7 million of net revenue earned at 68 newly opened clinics in various months during the last two years and $7.1 million was net revenue earned from 40 clinics opened for longer than two years. The increase in net revenues was offset by the effects of purchase accounting for the LGP Transaction in 2019, in which deferred revenue liabilities were recorded at fair value, resulting in a decrease of $3.1 million, which is the net of a $4.9 million decrease in amortized net revenues that would have been realized in 2019 and a $1.8 million decrease in amortized net revenues that would have been realized in 2020. We estimate that the temporary suspension of our treatments beginning in March 2020 in response to the rapid onset of the COVID-19 pandemic resulted in lower net revenues than we would have experienced without a shut-down.
Cost of Sales
Cost of sales was $8.8 million in fiscal year 2020, as compared to $2.1 million for the Predecessor 2019 Period and $3.0 million for the Successor 2019 Period, or $5.1 million for the Unaudited Pro Forma Combined 2019 Period. Cost of sales increased $3.7 million, or 72.0%, in fiscal year 2020 as compared to our Unaudited Pro Forma Combined 2019 Period primarily due to a $3.1 million increase in provider compensation and a $0.4 million increase in clinic supplies and maintenance costs as result of opening

38 new clinics in fiscal year 2020. We estimate that the temporary suspension of our treatments and activities at our corporate headquarters beginning in March 2020 in response to the rapid onset of the COVID-19 pandemic resulted in lower cost of sales than we would have experienced without a shut-down.
Selling, General and Administrative Expenses
Selling General and Administrative expenses was $50.6 million in fiscal year 2020, as compared to $23.1 million for the Predecessor 2019 Period and $23.1 million for the Successor 2019 Period, or $46.1 for the Unaudited Pro Forma Combined 2019 Period. Selling General and Administrative expenses increased $4.5 million from our Unaudited Pro Forma Combined 2019 Period to fiscal year 2020, which was the net change of, $5.8 million increase of in-clinic expenses resulting from opening 38 new clinics in 2020, plus $7.4 million increase in corporate expenses which was mostly compensation and benefits for new employees who support in-clinic operations as well as expanding the functional departments of the shared services teams at corporate to scale with new clinic openings, less an $8.3 million decrease in expenses non-recurring in nature. For the Unaudited Pro Forma Combined 2019 Period the $10.0 million of expenses non-recurring in nature included: $8.0 million of expense relating to the settlement of a warrant liability, $1.0 million of new clinic preopening expenses, $0.9 million of professional fees associated with corporate restructuring and investments in corporate infrastructure and $0.1 million of severance and other expense. For the fiscal year 2020 the $1.7 million of expenses non-recurring in nature included: $1.1 million of new clinic preopening expenses, $0.3 million of professional fees associated with corporate restructuring and investments in corporate infrastructure, and $0.3 million of duplicative software expense as we transition from one system to another. The increase in SG&A expense was offset by the effects of purchase accounting for the LGP Transaction in 2019, in which contract assets were recorded at fair value, resulting in a decrease of $0.8 million in contract assets that would have been realized as additional expense of $0.4 million in 2019 and $0.2 million in 2020. We estimate that the temporary suspension of our treatments and our corporate headquarters beginning in March 2020 in response to the rapid onset of the COVID-19 pandemic resulted in lower SG&A expenses than we would have experienced without a shut-down.
Other Expense (Income)
Other expense (income) was $.1 million in fiscal year 2020, as compared to $3.2 million for the Predecessor 2019 Period and $(0.0) million for the Successor 2019 Period, or $1.9 million for the Unaudited Pro Forma Combined 2019 Period. Other expense (income) decreased $1.9 million in fiscal year 2020 as compared to our Unaudited Pro Forma Combined 2019 Period. In 2019, we incurred a $2.0 million loss on debt extinguishment expense. The $2.0 million loss on debt extinguishment was partially offset by lower interest expense in the Unaudited Pro Forma Combined 2019 Period compared to fiscal year 2020.
Provision for Income Taxes
We are organized as a limited liability company with the responsibility for taxes flowing through to our equity holders and therefore there are no income taxes payable or receivable for historical periods. Further, although our variable interest entities that we consolidate are corporations, these entities have historically not had any profits, and therefore we did not incur any amount as provision for income taxes with respect to these entities.
Liquidity and Capital Resources
Our primary requirements for liquidity and capital are to fund our investments in our core business, open additional clinics, enhance awareness of our brand and to service our indebtedness. As of June 30, 2021, we had cash and cash equivalents of $23.9 million. As of June 30, 2021, we had $20 million of available borrowing capacity under the Revolver (as defined below) provided for by our Credit Agreement (as defined below). As of June 30, 2021, we were in compliance with the covenants under the 2021 Credit Facility and we expect to comply with our covenants in the next 12 months from the issuance date of the financial statements included elsewhere in this prospectus. Net cash provided by operating activities was $34.9 million for the six months ended June 30, 2021 and $4.7 million for the six months ended June 30, 2020. Net cash provided by operating activities was $19.7 million for fiscal year 2020. Our Credit Facility Adjusted EBITDA for the four quarters ended June 30, 2021 was $74.1 million.
We believe that our sources of liquidity and capital, including proceeds from this offering, will be sufficient to finance our growth strategy and resulting operations, planned capital expenditures and the additional expenses we expect to incur as a public company for at least the next twelve months. However, we cannot assure you that cash provided by operating activities or cash and cash equivalents will be sufficient to meet our future needs. If we are unable to generate sufficient cash flows from operations in the future, we may have to obtain additional financing. We may also seek additional financing to pursue acquisitions or other strategic initiatives, or if market conditions are favorable. If we obtain additional capital by issuing equity, the interests of our existing stockholders will be diluted. If we incur additional indebtedness, that indebtedness may contain significant financial or other covenants that may significantly restrict our operations. We cannot assure you that we could obtain additional financing in a timely manner, on favorable terms, or at all. We anticipate additional cash obligations as a result of the Tax Receivable Agreement described in “Certain Relationships and Related Party Transactions — The Transactions — Tax Receivable Agreement”.
We reference Credit Facility Adjusted EBITDA herein because it is a measure that is calculated in accordance with our 2021 Credit Facility and used to determine our compliance with certain ratios in our 2021 Credit Facility, tested each quarter on the basis of the preceding four quarters. For example, we are not permitted to exceed on the last day of any test period a ratio of consolidated net debt to Credit Facility Adjusted EBITDA of 6.00 to 1.0 if the amount of debt outstanding under our Revolver exceeds 35% of the amount of the Revolver. As of June 30, 2021, our ratio of consolidated net debt to Credit Facility Adjusted EBITDA was 3.1to 1.0. Other provisions in our Credit Facilities utilize ratios including Credit Facility Adjusted EBITDA for calculating permitted limits for us to incur debt or make certain restricted payments and investments. Additionally, our ratio of consolidated senior secured net debt to Credit Facility Adjusted EBITDA is measured once per year following the completion of our annual audited financial statements and determines what percentage of our excess cash flow (as defined in the 2021 Credit Facility) we are required to apply for the repayment of principal on Term Facility, ranging from 50% of excess cash flow for ratios in excess of 3.00x, 25% for ratios between 2.50x and 3.00x and to 0% of excess cash flow for ratios of less than 2.50x. Accordingly, we believe that Credit Facility Adjusted EBITDA is material to an investor’s understanding of our financial condition and liquidity. Net cash provided by operating activities was $34.9 million for the six months ended June 30, 2021 and $4.7 million for the six months ended June 30, 2020. Net cash provided by operating activities was $19.7 million for fiscal year 2020. The following tables provide a preliminary reconciliation of Adjusted EBITDA and Credit Facility Adjusted EBITDA for the periods presented:
(in thousands)	Four Quarters Ended June 30, 2021
(unaudited)
Adjusted EBITDA	$31,780
New Clinic Pre-Opening Expenses(1)	1,201
Reverse Impact of Deferred Revenues(2)	44,701
Change in Financed Receivables(3)	(26,231)
New Clinic Adjustments(4)	22,600
Credit Facility Adjusted EBITDA	74,051

(1)
New clinic pre-opening expenses relate to one-time costs incurred prior to a new clinic opening, which includes rent and utility expense for the period prior to clinic opening, the cost of hiring and training new employees, and the cost of delivering furnishings, equipment, and supplies to clinics.

(2)
Represents the impact of non-cash deferred revenue. We believe adjusting for the change in deferred revenue provides a more timely indication of trends in our operating results, including cash flows, that are not necessarily reflected in our net revenue because we recognize revenue over time as we satisfy our performance obligations over a 48-month period.

(3)
Represents the impact of the non-cash change in financed receivables. We believe adjusting for the change in accounts receivable balance provides a more timely indication of trends in our operating results, including cash flows, that are not necessarily reflected in our net revenue because we recognize revenue over time as we satisfy our performance obligations over a 48-month period.

(4)
The 2021 Credit Facility permits us to include in the calculation of Adjusted EBITDA for each clinic opened during the two year period preceding the last day of the measurement period an amount equal to $550,000 for each clinic opened prior to April 27, 2021, and $450,000 for each clinic opened after such date.

Cash Flows
The following table summarizes our cash flows for the periods indicated:
	Six Months Ended June 30,		Fiscal Year	Successor Period from June 24, 2019 to December 31,	Predecessor Period from January 1, 2019 to June 23,
(in thousands)	2021	2020	2020	2019	2019
	(unaudited)	(unaudited)		(unaudited)	(unaudited)
Net cash provided by operating activities	34,943	4,718	19,676	2,042	4,178
Net cash provided by (used in) investing activities	(9,113)	(3,375)	(9,812)	(144,845)	(3,420)
Net cash provided by (used in) financing activities	(19,304)	—	—	148,497	(55)
Cash Flows Provided by Operating Activities
Cash provided by operating activities primarily consists of net income or loss adjusted for certain non-cash items including share-based compensation; depreciation and amortization; amortization of intangible assets and the effect of changes in working capital and other activities, and in particular, changes in deferred revenue and accounts receivable balances.
Net cash provided by operating activities was $34.9 million for the six months ended June 30, 2021, which consisted primarily of deferred revenues of $27.9 million, offset by net financed services receivables of $19.4 million. Other non-cash expense contributed towards net cash from operating activities including $6.7M of depreciation and amortization and $2.5M of stock-based compensation. Increased sales resulted in increased reserve requirements in allowance for returns and provision for losses on doubtful accounts contributing $2.6M and $2.0M respectively towards net cash provided by operating activities.
Net cash provided by operating activities was $4.7 million for the six months ended June 30, 2020, which consisted primarily of deferred revenues of $4.6 million, offset by net financed services receivables of $3.7 million. Other non-cash expense includes $6.0 million of depreciation and amortization and $0.1 million of stock-based compensation. The increase in prepaid expenses and other current assets is driven by an increase in accounts receivable balances incurred during the onset of the COVID-19 pandemic.
Net cash provided by operating activities was $19.7 million for fiscal year 2020, which consisted primarily of deferred revenues of $18.0 million, offset by net financed services receivables of $13.4 million. Other non-cash expense includes $12.5 million of depreciation and amortization and $0.2 million of stock-based compensation. Other liabilities increased $4.4 million driven by higher accounts payable as a result of increased business volumes. Increased sales resulted in increased reserve requirements in allowance for returns and provision for losses on doubtful accounts contributing $1.6 million and $1.2 million respectively towards net cash provided by operating activities.

Net cash provided by operating activities was $2.0 million for the Successor 2019 Period, which consisted primarily of deferred revenues of $7.5 million, offset by net financed receivables of $3.5 million. Other non-cash expense includes $6.3 million of depreciation and amortization and $0.1 million of stock-based compensation. The net cash provided by operating activities was partially offset by a net loss of $6.8 million and change in other assets and liabilities of $2.2 million.
Net cash provided by operating activities was $4.2 million for the Predecessor 2019 Period, which consisted primarily of a deferred revenues of $5.6 million, offset by net financed receivables of $2.6 million. Other non-cash expense includes $8.0 million for the change in fair value of warrant liability and $1.8 million for amortization of issuance costs. Other operating activity adjustments include a change in other assets of $14.1 million. The net cash provided by operating activities was partially offset by $24.2 million in net loss.
Cash Flows Used in Investing Activities
Investing activities primarily consist of purchases of property and equipment relating to the clinic expansion, especially construction in process and buildout of new locations as well as the additional furniture and equipment.
Net cash used in investing activities of $9.1 million for the six months ended June 30, 2021 was primarily attributable to capitalized property and equipment associated with opening of new clinics.
Net cash used in investing activities of $3.4 million for the six months ended June 30, 2020 was primarily attributable to capitalized property and equipment associated with opening of new clinics.
Net cash used in investing activities of $9.8 million for fiscal year 2020 was primarily attributable to capitalized property and equipment associated with opening new clinics.
Net cash used in investing activities of $144.8 million for the Successor 2019 Period was primarily attributable to the intangible asset recognized as a result of the LGP Transaction.
Net cash used in investing activities of $3.4 million for the Predecessor 2019 Period was primarily attributable to capitalized property and equipment associated with opening new clinics.
Cash Flows Provided by Financing Activities
Financing activities primarily consist of borrowings under our credit facilities and the issuance of common units.
Net cash used in financing activities of $19.3 million for the six months ended June 30, 2021 was primarily attributable to distribution of $248.4 million to members, offset by proceeds from the new term loan facility of $229.1 million.
Net cash used in financing activities was zero for the six months ended June 30, 2020, as a result of our repayment of borrowings under our 2019 Facility equal to the amount drawn in the same period.
Net cash provided by financing activities was zero for fiscal year 2020, as a result of our repayment of borrowings under our 2019 Facility equal to the amount drawn in the same year.
Net cash provided by financing activities of $148.5 million for the Successor 2019 Period was primarily attributable to cash proceeds from the issuance of common units in connection with the LGP Transaction.
Net cash used in financing activities was $0.0 million for the Predecessor 2019 Period with an immaterial amount used towards repayment of long-term debt.
Debt
2019 Credit Facility
During 2019, we entered into a credit agreement consisting of a revolving credit facility in the aggregate amount of $10.0 million (the “2019 Facility”). The maturity date of the 2019 Facility was

August 2024. The 2019 Facility was paid in full in June 2020 and was terminated in connection with our entry into the 2021 Credit Facility described below.
Borrowings under the 2019 Facility bore variable interest of either (i) an “Adjusted Eurodollar Rate” plus 2.50% or (ii) a “Base Rate” plus 1.50%. The “Adjusted Eurodollar Rate” is determined by reference to published LIBOR rates, adjusted for statutory reserves and subject to a minimum rate of 0%. The “Base Rate” is defined as the greatest of (i) Fed Funds Rate plus 0.50%, (ii) Adjusted Eurodollar for one month plus 1.00% and (iii) “prime rate” and subject to a minimum rate of 1.00%.
We were in compliance with our financial covenants under the 2019 Facility as of December 31, 2020 and 2019, respectively. We drew $10.0 million under the 2019 Facility during fiscal year 2020, which we subsequently repaid in connection with entering into the 2021 Credit Facility. There were no amounts outstanding on the 2019 Facility as of December 31, 2020 and 2019, respectively. Interest expense during the fiscal year 2020, the period from June 24, 2019 to December 31, 2019 (Successor period) and January 1, 2019 to June 23, 2019 (Predecessor period), totaled $0.1 million, $0.0 million and $1.2 million, respectively.
2021 Credit Facility
On April 27, 2021, Milan Laser Holdings LLC, as Borrower, entered into a credit agreement consisting of (i) a $235.0 million term loan facility (the “Term Facility”) and (ii) a $20.0 million revolving credit facility (the “Revolver”). The proceeds of the Term Facility were used to refinance the 2019 Facility, to pay a distribution to the equity holders of the company, and for working capital and other general corporate purposes. The Revolver is available for general corporate purposes.
All future borrowings under the Revolver are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties. The Revolver is subject to a 6.00 to 1.00 maximum Total Net Leverage Ratio (as defined in the documentation governing the 2021 Facility) springing financial maintenance covenant, which is tested for each fiscal quarter if when, as of the end of such fiscal quarter, any loans outstanding under the Revolver, together with letters of credit issued and outstanding under the Revolver (other than undrawn letters of credit up to $2.5 million and cash collateralized letters of credit), exceed 35% of the amounts then outstanding under the Revolver (subject to certain exceptions). Proceeds of the loans under the Revolver can be used for working capital and general corporate purposes.
The Borrower is permitted to add one or more incremental Term Loans (“Incremental Term Loans”) and/or one or more incremental commitments under the Revolver (a “Incremental Revolving Commitments”) under the credit agreement governing the 2021 Facility in an amount not to exceed (A) the greater of (i) 100% of closing date Consolidated Adjusted EBITDA (as defined in the documentation governing the 2021 Facility) and (ii) 100% of Consolidated Adjusted EBITDA as of the most recent test date plus (B) unlimited amounts(i) if such incremental loan ranks pari passu in right of security on the collateral with the obligations under the 2021 Facility, the First Lien Net Leverage Ratio (as defined in the documentation governing the 2021 Facility) as of the last day of the most recently ended test period does not exceed 3.50 to 1.00, (ii) if such incremental loan ranks junior in right of security on the collateral to the obligations under the Credit Agreement, the Closing Date Secured Net Leverage Ratio (as defined in the documentation governing the 2021 Facility) as of the last day of the most recently ended test period does not exceed 4.00 to 1.00 and (iii) if such incremental loan is unsecured, Total Net Leverage Ratio (as defined in the documentation governing the 2021 Facility) as of the last day of the most recently ended test period does not exceed 4.00 to 1.00, in each case after giving effect to the incurrence of such Incremental Term Loan or the incurrence of any Incremental Revolving Commitments on a pro forma basis; provided that the aggregate amount of Incremental Revolving Commitments may not exceed $7.0 million.

Interest Rate and Fees
Borrowings under the 2021 Facility bore variable interest of either (i) an “Adjusted Eurodollar Rate” plus 5.00% or (ii) a “Base Rate” plus 4.00%. The “Adjusted Eurodollar Rate” is determined by reference to published LIBOR rates, adjusted for statutory reserves and subject to a minimum rate of 1.0%. The “Base Rate” is defined as the greatest of (i) Fed Funds Rate plus 0.50%, (ii) Adjusted Eurodollar for one month plus 1.00% and (iii) “prime rate” and subject to a minimum rate of 1.00%. As of June 30, 2021, the effective interest rate on borrowings was 6.43%.
On the last business day of each calendar quarter, the Borrower is required to pay each revolving lender a commitment fee of 0.50% per annum multiplied by the average daily unused commitments under the Revolver.
Amortization; Mandatory Prepayments
The Borrower is required to repay the Term Facility in an amount equal to 1.0% per annum of the initial principal amount of the Term Facility, payable quarterly. The Term Facility requires, among other things, mandatory prepayments with the proceeds of Excess Cash Flow (as defined in the documentation governing the 2021 Facility) on an annual basis commencing with the fiscal year ending December 31, 2022 in an amount dependent on the First Lien Net Leverage Ratio.
Voluntary Prepayments
Voluntary prepayments of the Term Facility and reductions of Revolver commitments are permitted, in whole or in part, with prior notice, without premium or penalty (except Eurocurrency breakage costs and with respect to the Term Facility, a 1.0% prepayment premium upon a Repricing Event (as defined in the documentation governing the 2021 Facility) prior to April 27, 2022), in minimum amounts as set forth in the Credit Agreement. Borrowings under the Term Facility that are repaid may not be reborrowed, but any amounts repaid under the Revolver may be reborrowed.
Collateral and Guarantors
Indebtedness under the 2021 Facility is guaranteed, on a joint and several basis, by Milan Intermediate LLC and all of the Borrower’s material wholly-owned U.S. subsidiaries, subject to customary exceptions for excluded subsidiaries, and is secured by a first priority security interest in substantially all of the Borrower and the guarantors’ existing and future property and assets, including accounts receivable, inventory, equipment, general intangibles, IP, investment property, other personal property, cash and proceeds of the foregoing.
Restrictive Covenants and Other Matters
In addition to the financial maintenance covenant described above, which applies for the benefit of the lenders under the Revolver only, the Credit Agreement includes negative covenants restricting or limiting the ability of the Borrower and its restricted subsidiaries, to, among other things:
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sell assets,

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alter the business that they conduct,

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engage in mergers, acquisitions and other business combinations,

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declare dividends or redeem or repurchase their equity interests,

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incur additional indebtedness or guarantees,

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make restricted payments,

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make loans and investments,

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incur liens,

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enter into transactions with affiliates,

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prepay any junior debt, and

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modify or waive certain material agreements and organizational documents.

Such negative covenants are subject to customary and other agreed-upon exceptions. The Credit Agreement contains certain customary representations and warranties, affirmative covenants and events of default.
Other Contractual Obligations
Operating Leases
We lease space for our laser clinics and corporate office under noncancelable operating leases. As of June 30, 2021, we have future minimum lease payments totaling $52.5 million. We are committed to $5.9 million in payments in the next twelve months, $21.1 million in years two and three, $11.6 million in years four and five, and $25.9 million thereafter.
Tax Receivable Agreement
Following the consummation of this offering, we will be obligated to make payments under the Tax Receivable Agreement. The actual timing and amount of any payments that may be made under the Tax Receivable Agreement are unknown at this time and will vary based on a number of factors. For more information about these factors, see “Certain Relationships and Related Party Transactions — The Transactions — Tax Receivable Agreement.” However, we expect that the payments that we will be required to make to the TRA Participants will be substantial. Any payments made by us to the TRA Participants under the Tax Receivable Agreement will generally reduce the amount of cash that might have otherwise been available to us or to Milan Parent, LLC. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts will accrue interest until paid. Our failure to make any payment required under the Tax Receivable Agreement (including any accrued and unpaid interest) within thirty (30) calendar days of the date on which the payment is required to be made will constitute a material breach of a material obligation under the Tax Receivable Agreement, which will terminate the Tax Receivable Agreement and accelerate payments thereunder, unless the applicable payment is not made because (i) we are prohibited from making such payment under the terms of the Tax Receivable Agreement or the terms governing certain of our secured indebtedness or (ii) we do not have, and cannot take commercially reasonable actions to obtain, sufficient funds to make such payment.
Off-Balance Sheet Arrangements
As of June 30, 2021, except for operating leases entered into in the normal course of business, we did not have any off-balance sheet arrangements.
Seasonality
Our results are subject to seasonal fluctuations due to timing of marketing promotions, seasonal changes in attire among our potential customers, and holidays that may reduce our opportunity to consult with potential customers about our services. The resulting demand trend yields the lowest net bookings in the first quarter of our fiscal year. In addition, our quarterly results may fluctuate significantly because of several factors, including the timing of clinic openings, price increases and promotions, and general economic conditions.
Critical Accounting Policies and Estimates
Revenue Recognition, Deferred Revenue
We adopted Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) on January 1, 2019. Under Accounting Standards Codification (“ASC”) 606, we recognize revenue when the control of promised services is transferred to its customers. We generate all of our revenue from contracts with customers. The amount of revenue recognized reflects the consideration to which we expect to be entitled in exchange for these services. Under ASC 606, a company may measure progress using the output method.
We principally earn revenue from providing laser hair removal services to customers for contracted body area(s) over a series of treatments.
We have identified two distinct performance obligations in connection with our sales of hair removal services: a) the laser hair removal service (the “Service”) and b) a lifetime guarantee (the “Guarantee”) for additional procedures in the treated area(s). The Service is determined to be the number of treatments performed until the customer determines that they are satisfied with their results. While the Guarantee is a lifetime guarantee, we have determined that the period over which the revenue related to the Guarantee will be recognized will not exceed 21 months following completion of the 27 month Service period.
Transaction Price
The transaction price is based on the specific body area(s) the customer has contracted to be treated. Revenues are recorded net of any discounts or promotions. If the contract price varies due to the issuance of a discount or a financing charge, there is a known transaction value at contract inception and no estimation is necessary to determine the transaction price as a result of discounts or promotions. We incur incremental costs to obtain contracts which include sales commissions and credit verification costs. We capitalize these incremental costs and attribute them to the Service performance obligation and Guarantee performance obligation. We amortize incremental costs over the Service period using the output method, consistent with the recognition of the Service described below and the remaining incremental costs over the Guarantee period described below.
Our customers can pay for the treatments in advance before the treatment sessions begin, through financing by a third-party lender, or a payment plan. Customers who choose to pay in advance receive a discount. Customers who choose company-financed treatments must pay a deposit amount prior to receiving the initial treatment, plus the remaining company-financed balance in equal installments over the remaining 23 months, which approximates the average estimated time of the Service period.
Third-party financing providers pay us the balance of the contracted service price for certain transactions, less a financing charge. We record the financing charge as a reduction of the transaction price for these transactions. We also receive rebates from third-party financing providers based on a percentage of the volume of third-party financing.
We determined that there is not a significant financing component relating to revenue as service and payment occur within 12 months of each other, and have therefore elected the practical expedient to disregard significant financing components.
There are instances where a refund may be granted to a customer. We utilize the expected value method to estimate the amount of consideration to which we will be entitled, net of expected refunds. We record an estimated refund reserve for each contract based on historical refund rate data. The final transaction price is net of any discounts and less any estimated refund reserve.
We allocate the transaction price based upon the estimated stand-alone sales price of each performance obligation. We estimate stand-alone sales prices of individual performance obligations by maximizing observable inputs such as customer data, market data, historical treatment patterns and company-specific protocol.
Timing of Revenue Recognition
Revenue is recognized over time as we satisfy our performance obligations. We apply recognition over time because our customers simultaneously receive and consume the benefits provided by us as we perform hair removal treatments. We recognize revenue for the Service over a 27-month Service period using the output method based on the measurement of value transferred to the customer, which is based on our hair removal effectiveness data. We subsequently recognize revenue for the Guarantee on a straight-line basis over the 21-month period beginning after the completion of the Service period.
Due to the homogeneous features and performance obligations of each contract, we have elected to use a portfolio approach to revenue recognition rather than an individual contract approach. We do not think there would be a material difference between the portfolio approach and the individual contract approach.
The recognition of revenue, including the determination of the transaction price, allocation of the transaction price among performance obligations, and the period in which to recognize revenue, all require that we make significant judgments and estimates.
Deferred Revenue Liabilities
Deferred Revenue Liabilities represents payments received or receivables due from customers for which we have not performed the related service obligation to the customer. Payments generated by hair removal service contracts that are received in advance are recognized as the performance obligations are satisfied. The maximum period over which we recognize deferred revenue is 48 months.
Leases
Our leases are primarily related to our laser hair removal clinics. These leases have terms which typically range from 1 year to 10 years. Certain of our leases include one or more options to extend or terminate the lease, with the exercise at our discretion. Our lease arrangements generally contain fixed payments throughout the term of the lease. Certain lease agreements contain variable payments, which are expensed as incurred. We determine if an arrangement is or contains a lease at inception.
We account for leases in accordance with ASC 840 — Leases. We are required to assess leases and determine whether they are classified as either capital or operating leases from the inception date. If the lease terms meet one or all of the following four criteria, it will be classified as a capital lease, otherwise, as an operating lease: (1) the lease transfers the title to the lessee at the end of the term; (5) the lease contains a bargain purchase option; (3) the lease term is equal to 75% of the estimated economic life of the leased property or more; (4) the present value of the minimum lease payment in the term equals or exceeds 90% of the fair value of the leased property. All of the Company’s leases are operating leases.
Rent expense for operating leases, which may have rent escalation provisions or rent holidays, is recorded on a straight-line basis over the noncancelable lease period. The difference between rent expensed and rent paid is recorded as deferred rent. Lease incentives received from landlords are recorded as a deferred rent credit and amortized to rent expense over the term of the lease. Leasehold improvements are capitalized and amortized over the shorter of the useful life or the term of the lease.
We will adopt ASC 842 — Leases on January 1, 2022. ASC 842 requires the recognition of right-of-use (“ROU”) assets and corresponding lease liabilities for leases classified as operating leases and the disclosure of certain information related to the entity’s leasing arrangements. ROU assets represent our right to use an underlying asset over the lease term. Lease liabilities represent the present value of remaining lease payments. ROU assets are adjusted for any prepaid lease payments and lease incentives. In accordance with ASC 842, all of our leases will be classified as operating leases and are recognized at the lease commencement date.
In accordance with an accounting policy election under ASC 842, we will not recognize assets or liabilities for leases with an initial term of 12 months or less as these short-term lease payments are recognized in in our consolidated statements of operations included in our audited consolidated financial statements included elsewhere in this prospectus on a straight-line basis over the lease term. We plan to elect a series of practical expedients upon adoption of ASC 842, which permits us to not reassess our prior conclusions about lease identification, lease classification, and initial direct costs. In addition, we plan to elect a practical expedient to not separate lease and non-lease components for all leases and we also plan to not elect the hindsight practical expedient. Lastly, we plan to make an accounting policy election permitting us to exclude leases with initial terms of 12 months or less from the recognition requirements of this standard.
Equity-Based Compensation
We determine our equity-based compensation in accordance with ASC 718, Compensation — Stock Compensation (ASC 718), which requires the measurement and recognition of compensation expense for all equity-based payment awards made to employees based on the grant date fair value of the award. Compensation expense for those awards is recognized over the requisite service period, which is the vesting period of the respective award. The vesting of certain awards is subject to performance conditions, in which case expense is recognized when the achievement of the performance condition becomes probable. We include equity-based compensation expense within SG&A on the consolidated statements of operations included in our audited consolidated financial statements included elsewhere in this prospectus.
We utilize third party valuation firms to determine the fair value of our equity-based compensation. The fair value of each equity-based award is estimated on the date of grant using the Black-Scholes pricing model, which is calculated using our best estimates and involves inherent uncertainties and the application of management’s judgment for certain subjective assumptions. Significant estimates include our expected volatility and the fair value of our equity. Our expected volatility is calculated using a discounted market approach based on the implied volatilities from market comparisons of certain publicly traded companies which we feel possess similar business risks and returns as our company, among other factors. Using comparative analysis, we derive valuation multiples of comparable companies which we apply to our financial data to estimate enterprise value.
The Black-Scholes pricing model requires other inputs such as the risk-free interest rate, expected term, and expected dividend yield in addition to the expected volatility. We base the risk-free interest rate that we use in the Black-Scholes pricing model on zero coupon U.S. Treasury instruments with maturities similar to the expected term of the award being valued. The expected term of awards is estimated from the vesting period of the award and represents the weighted average period that our awards are expected to be outstanding. We have not previously paid any dividends and currently have no foreseeable plans to pay dividends. We account for forfeitures as they occur.
If in the future we determine that another method for calculating the fair value of our awards is more reasonable, or if another method for calculating and determining the above input assumptions is used, the fair value calculated for our awards and the equity-based compensation expense that we recognize in the future under ASC 718 may differ significantly from what we have recognized historically using the Black-Scholes pricing model and could materially affect our operating results. As there are significant differences among valuation models, there is an inherent lack of comparability with other companies that use different models, methods and assumptions. These estimates will not be necessary to determine the fair value of new awards once the underlying equity begins trading.
Accounting Pronouncements
See the sections titled “Description of Business and Summary of Significant Accounting Policies — Recently Adopted Accounting Pronouncements” and “— Recently Issued Accounting Pronouncements” in Note 1 to our audited consolidated financial statements included elsewhere in this prospectus for additional details and a detailed description of recent accounting pronouncements issued and adopted.
Emerging Growth Company
We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, for so long as we qualify as an emerging growth company we may take advantage of certain exemptions from various reporting requirements that are applicable to other public business entities that are not emerging growth companies including, but not limited to, exemption from compliance with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 102(b)(1) of the JOBS Act allows emerging growth companies to delay compliance with new or revised accounting standards until the time that such standards become effective for private companies. We have elected to use the extended transition period for complying with new or revised accounting standards. This may make it difficult to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used. See “Prospectus Summary — Implications of being an Emerging Growth Company”.
Quantitative and Qualitative Disclosures About Market Risk
Customer Payment Plan Exposure and Credit Risk
Our credit exposure generally relates to accounts receivable for services we have provided to our customers. If significant customers were to have credit or financial problems resulting in a delay or failure to pay the amounts they owe to us, this could have a material adverse effect on our business, financial condition, results of operations, or cash flows. The current adverse market conditions could have a material adverse effect on the financial position of our customers, which could increase the risk that we are unable to collect accounts receivable from our customers. We would aggressively act to protect our rights in any such event, as we have done in the past.
Additionally, we are directly exposed to interest rate risk because many of our customers depend on our debt financing programs to purchase our services. An increase in interest rates could make it challenging for our customers to obtain the financing necessary to utilize our services on favorable terms, or at all. Such factors could reduce demand or lower the price we can charge for services, thereby reducing our net sales.
Interest Rate Risk
Our long-term debt consists of floating-rate instruments, which exposes us to changes in interest rates and may impact our pretax earnings and cash flows. There were no amounts outstanding on the 2019 Facility as of December 31, 2020 and 2019, respectively, and we do not engage in derivative contracts to hedge our interest rate exposures, but may consider such strategies in the future. Our Term Loans under our 2021 Credit Facility bear interest at variable rates, which exposes us to market risks relating to changes in interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We have $235.0 million in Term Loans outstanding under our 2021 Credit Facility. Based on such balance, an increase or decrease of 1.0% in the effective interest rate on the Term Loan would cause an increase or decrease in interest expense of approximately $2.4 million over the next 12 months.
Inflation Risk
We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition, and operating results.

BUSINESS
Our Mission and Core Values
We aim to be the best and most trusted laser hair removal provider by delivering a personalized experience and world-class customer service.
Our permanent hair reduction guarantee is built upon ongoing medical research, our exclusive unlimited treatment package, and our dedication to having the most highly-trained staff in the industry.
We are committed to building lifelong relationships with our customers that are rooted in trust and respect.
Our core values are:
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World-class customer service.

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Trust in each other and follow through on commitments.

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Collaboration to build relationships and fuel innovation.

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Consistency in the services we provide.

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Celebrate diversity and treat each other with dignity.

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Positivity and fun are encouraged and embraced.

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Pride in what we do and who we are.

These core values govern the way we work together, conduct our business, and make decisions.
Company Overview: Creating the Best Laser Hair Removal Experience
Co-founded in 2012 by Dr. Shikhar Saxena and Dr. Abe Schumacher, we are revolutionizing the aesthetics industry as the largest company in the U.S. that focuses solely on laser hair removal services, on both a revenue and number of clinics basis. We were born from the simple realization that there was a market need for a customer-centric, high-quality, and professional hair removal experience. Today, we are the leading pure-play provider in the highly fragmented laser hair removal market, with 132 clinics across 23 states as of June 30, 2021.
At Milan, we believe that everyone — regardless of their age, gender identity, or ethnicity — deserves to feel confident in their skin. We believe we offer an unmatched solution for those struggling with unwanted body hair that provides customers best-in-class laser hair removal treatments paired with price certainty and flexible payment plans, all delivered in our comfortable and convenient clinics across the nation.
We believe that laser hair removal is a better alternative to other hair removal techniques such as shaving, waxing or sugaring as it uses FDA-cleared lasers, and it is safe, fast (appointments as short as 10 minutes), effective, affordable, and, most importantly, a permanent solution for the reduction of unwanted hair. Unlike many of our independent competitors who often employ beauticians and aestheticians, all of our treatments are performed by highly-trained medical or laser technician professionals using FDA-cleared lasers.
Additionally, we create a customized treatment plan for each customer based on their specific skin tone and hair color, and we include our Unlimited Package with each body area purchased, which guarantees each customer’s results for life at one set price. While customers purchase unlimited treatments for a specific body area, our customers typically achieve over 95% hair-free results in approximately seven to ten primary treatments with subsequent touch-ups if desired.
At Milan, our focus on customer satisfaction has led to a market-leading NPS score of 90 and an average 4.95 out of 5-star rating across over 25,000 reviews from Google, Facebook and Yelp combined as of July 2021. In addition, our digitally-focused marketing strategy, call center and in-clinic consultation capabilities enable us to rapidly educate and acquire new customers — virtually all of our traffic is generated from online sources and the majority of in-clinic consultations convert into immediate purchases. Our robust infrastructure and exceptional operational capabilities support our rapid and efficient growth. Based on research we commissioned conducted by Buxton, a market research firm, for 187 designated market areas based on data relating to population, daytime traffic patterns, clustering of retail and other establishments, demographics and competition, there is an opportunity for over 1,000 Milan laser hair removal clinics in the continental United States. We believe that we are well-positioned to meet this opportunity over the next 15 years.
Our business model delivers strong financial performance regardless of external economic factors:
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From 2018 to 2020 and to the LTM period ending June 30, 2021, we grew the following metrics:

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our clinic count from 40 in 2018 to 108 in 2020 and 132 as of June 30, 2021

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net bookings from $31.2 million in 2018 to $95.7 million in 2020 and $168.7 million for LTM June 30, 2021;

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revenue from $23.0 million in 2018 to $70.1 million in 2020 and $114.5 million for LTM June 30, 2021;

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operating income from $(4.4) million in 2018 to $(1.9) million in 2020 and $13.5 million for LTM June 30, 2021;

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net income from $(6.3) million in 2018 to $(2.0) million in 2020 and $10.7 million for LTM June 30, 2021;

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clinic-level contribution from $8.7 million in 2018 to $30.8 million in 2020 and $58.5 million for LTM June 30, 2021; and

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Adjusted EBITDA from $1.1 million in 2018 to $11.4 million in 2020 and $31.8 million for LTM June 30, 2021.

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Six consecutive years of positive annual same clinic net bookings growth including 17 quarters of same clinic net bookings growth out of our prior 18 quarters (in the second quarter of 2020, we did not have same clinic net bookings growth due to government-mandated closures).

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Resilience throughout the COVID-19 pandemic, where we experienced positive monthly same clinic net bookings growth for all months in 2020 and 2021 with the sole exceptions of March, April and May 2020, when our clinics faced government-mandated closures.

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During our 9 years of operation, we have never permanently closed a clinic. As of June 30, 2021, all of our clinics open for at least 12 months were profitable with a positive LTM clinic-level contribution.

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On average, our clinics achieve over $1.4 million in net bookings and nearly $670,000 in clinic-level contribution, representing over 50% clinic-level contribution margin, by the end of their third year of operations; new clinic economics and clinic performance have been consistent across all of our clinics regardless of their vintage, geographic region, city size, proximity to local or national competitors and proximity to other Milan clinics, according to Buxton.
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New clinics have a Payback Period of less than a year and, in their first three years of operation, our clinics on average produce a cumulative Multiple on Invested Capital (“MOIC”) of over 10 times.

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Based on research we commissioned conducted by Buxton, a market research firm, for 187 designated market areas based on data relating to population, daytime traffic patterns, clustering of retail and other establishments, demographics and competition, there is an opportunity for over 1,000 Milan laser hair removal clinics in the continental United States. We believe that we are well-positioned to meet this opportunity over the next 15 years.

Summary Financials and Performance Metrics
($ in millions)

For a reconciliation of clinic-level contribution to operating loss, the most directly comparable GAAP measure, and Adjusted EBITDA to net income, the most directly comparable GAAP measure, see “Prospectus Summary — Summary Historical and Pro Forma Condensed Consolidated Financial and Other Data.” Our consolidated financial statements for the year ended December 31, 2020 will not be directly comparable to our financial information for the year ended December 31, 2019 due to the effects of the LGP Transaction in 2019; however, to facilitate comparison of our financial information on a year-over-year basis, we present the Unaudited Pro Forma Combined 2019 results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Basis of Presentation” for additional information and for a presentation of results of operations for the Unaudited Pro Forma Combined 2019 Period.
Our Market Opportunity
Large and Growing Hair Removal Industry Benefiting from Strong Tailwinds
We operate in the large and growing U.S. hair removal industry which is serviced by a variety of providers across the approximately $18 billion health and wellness spa category, the approximately $18 billion waxing and nail salon category, and the approximately $7 billion dermatologist category. The industry is highly fragmented with more than 37,000 points of service including independent med spa operators, waxing clinics, and, to a lesser extent, dermatologists, plastic surgeons, and other physicians who may provide hair removal as an ancillary service.
The top three providers of hair removal services account for only 3% of the more than 37,000 points of service across the country. With 132 clinics open as of June 30, 2021, we believe we are the largest pure-play provider of laser hair removal services in the U.S. by both number of clinics and revenue, and we are nearly 8 times larger than the next largest pure-play competitor solely focused on laser hair removal, which had 17 units as of June 30, 2021. As a result of our scale, strong digital marketing competencies, fully developed clinical and corporate infrastructure, strong clinic-level economics, and industry fragmentation, we see a significant opportunity to gain market share relative to less sophisticated local chains, independent operators, and physicians that frequently lack the necessary infrastructure to expand across geographies.
Broad Consumer Appeal
The hair removal industry has existed for centuries in various forms and offers consumers a variety of products and services to remove unwanted hair such as shaving, waxing, sugaring, and laser treatments. Hair removal is widely viewed as an essential and non-discretionary part of everyday grooming for consumers of all ages and genders and we believe laser hair removal is the most efficient and economical alternative available for most consumers to achieve permanent hair reduction. The average customer experiences a 95% permanent hair reduction in just seven to ten treatments, requiring a fraction of the time commitment and generating a lifetime of monetary savings relative to other, temporary hair removal methods. Due to laser hair removal’s practicality, affordability, and efficacy, we believe laser hair removal services may appeal to anyone aged 18 to 55 years, a large and growing population of over 163 million people in the U.S. alone. In addition, we believe that 53 million households in the United States fit the profile of our core customer base.
An estimated 85% of American women regularly remove unwanted hair from their faces, armpits, legs, or bikini lines according to Plucked. Additionally, as consumers’ focus on wellness, body positivity, and self-confidence continues to grow, we believe more consumers will turn to laser hair removal for permanent reduction of unwanted hair. This is evidenced by the approximately 71% of consumers worldwide that are willing to see a professional about their appearance according to the Allergan 360 Aesthetics Report. In fact, consumer internet search volume for the term “laser hair removal” has grown at a 23% compound annualized growth rate between 2017 and 2020 according to SEMRush. Taking these facts together, we believe it is evident that consumer interest in laser hair removal is rapidly increasing. The industry is also benefiting from increased adoption rates among men, the transgender population, and younger consumers. We believe we are well-positioned to capitalize on these consumer behavioral tailwinds which support the growth of our industry and the expansion of our total addressable market.

Accelerating Consumer Awareness and Adoption of Laser Hair Removal Services
Since the early days of laser hair removal, improving treatment protocols and consumer education have led to greater consumer awareness, acceptance, and utilization of laser hair removal services. Milan has been at the forefront of professionalizing the laser hair removal industry, and our sophisticated digital marketing and consumer education efforts are designed to effectively address consumer perceptions of efficacy, safety, and the overall treatment experience, while simultaneously building awareness of both the category and our brand. We believe the combination of these efforts in conjunction with our advanced, outcome-driven treatment protocol, price certainty, and lifetime guarantee drives wider adoption of our services and positions us as one of the category’s most trusted providers of laser hair removal services.
Highly Fragmented Market
The U.S. laser hair removal industry is primarily comprised of independent operators and the top three hair removal service providers account for only approximately 3% of the over 37,000 hair removal service provider locations across the country. Most laser hair removal providers are unsophisticated, independent operators that lack the necessary infrastructure to expand across geographies. With 132 clinics open as of June 30, 2021 we are the largest provider dedicated solely to laser hair removal services in the U.S., on both a revenue and number of clinics basis. We believe our leading scale, clinic-level economics, fully developed clinical and corporate infrastructure, and strong marketing competencies position us to continue to expand our market share and build clinics in both new and existing regions. Importantly, our model has excelled across all markets, regardless of the competitive landscape within each market.
Our Competitive Strengths
We believe the following strengths differentiate us from competitors and are the key drivers of our success:
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Largest, fast-growing, multi-state, pure-play provider of laser hair removal services

On both a revenue and number of clinics basis, we are the largest pure-play provider of laser hair removal services in the U.S., with 132 clinics across 23 states as of June 30, 2021, and we are adding more clinics annually than any of our competitors. Over time, we have become a leader in the highly fragmented laser hair removal market and believe we were a first mover in scaling the growth and customer adoption of laser hair removal services. We have completed more than 500,000 treatments since 2017. As a result of our dedicated focus on laser hair removal and frequency of treatments, we believe we have more clinical IP than most of our competition, which we believe leads to superior clinical outcomes and customer trust in our brand. In the first six months of 2021, we nearly tripled the number of customers served relative to the same period in 2019, and as of June 2021 we performed over 30,000 treatments per month. We believe our size and data-driven culture of continuous improvement provides a competitive advantage over smaller, independent operators and physicians.
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Highly attractive, consistent unit economics with proven portability and significant potential to scale

We have a proven clinic model that generates strong cash flow, consistent clinic-level financial results, and attractive MOIC. Across all vintages, our clinics have been successful in varying geographic regions, trade areas, population densities, and real estate formats. Our clinics have achieved average Payback Periods of less than one year, and each of our clinics open for at least a year as of June 30, 2021 was profitable on an LTM clinic-level contribution basis. On average, our clinics have achieved over $1.4 million in net bookings and nearly $670,000 in clinic-level contribution, representing over 50% clinic-level contribution margin, by the end of their third year of operations. Further, in their first three years of operation our clinics generate cumulative MOIC of over 10 times, on average. Our capital efficient, flexible new clinic model has proven successful across all markets and forms the basis of our capital-light growth strategy. Throughout our history, we have never permanently closed a clinic and believe the portability, consistency, and predictability of our clinic model allows us to continue to penetrate the significant new clinic whitespace opportunity ahead to fuel our future growth.

We present clinic-level contribution by clinic cohort below. Clinic-level contribution is a non-GAAP metric. We had operating income, the most directly comparable GAAP measure to clinic-level contribution, of $12.7 million and $(2.6) million for the six months ended June 30, 2021 and 2020, respectively, and $(1.9) million, $(20.8) million and $(4.4) million for the year ended December 31, 2020, the Unaudited Pro Forma Combined 2019 and the year ended December 31, 2018, respectively. Because operating income includes certain corporate and other expenses that are not attributable to a particular clinic, the Company is unable to present average operating income at the clinic level. For a reconciliation of clinic-level contribution to operating loss, the most directly comparable GAAP measure, see "Summary — Summary Historical and Pro Forma Condensed Consolidated Financial and Other Data."
Note: Annual cohorts include every clinic opened throughout the course of the relevant fiscal year. For example, 2017 Cohort includes all clinics that were opened between January 1, 2017 and December 31, 2017. Data in the charts reflect rolling last twelve month monthly average of Net Bookings and Clinic-Level Contribution for each cohort starting in the first month of operations for each clinic through June 30, 2021 (or the four-year anniversary of the store opening if earlier). The charts include March through May 2020, during which Milan clinics were shut down due to COVID-induced, government-mandated shutdowns.

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Disruptive digital marketing and lead generation capabilities drive strong new customer conversion

Our sophisticated, proprietary digital marketing efforts are designed to span all stages of the sales process and produce best-in-class customer education and conversion results. As the premier consumer educator of laser hair removal services, we leverage our powerful marketing capabilities to raise awareness of our laser hair removal service as an effective and economical treatment alternative.
We generate virtually all of our leads and new customer traffic online, enabling us to locate our clinics in less prominent, and therefore less expensive, real estate as we do not rely on our clinics’ physical locations to drive awareness or traffic. Our typical clinic is approximately 1,500 square feet and highly flexible, which, in combination with less expensive per square foot real estate, enables us to select less expensive real estate and drive higher new clinic economics.
After drawing new customers to our clinics as a result of our digital marketing and lead generation initiatives, our experts conduct educational consultations and create customized solutions to address customers’ unwanted hair, resulting in high conversion with a majority of customers purchasing at least one service during their first visit. We believe our differentiated marketing competencies will allow us to continue to successfully and efficiently acquire new customers and continue to grow our addressable market.
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Differentiated customer experience focused on outcomes driven by proprietary treatment protocol and guaranteed results

We strive to deliver the highest quality customer outcomes using proprietary treatment protocols based on our medical background, large clinical and treatment database, best-in-class training programs, FDA-cleared laser technology, and standardized treatment procedures.
We believe our highly-trained staff are crucial to customer satisfaction, and we employ a rigorous recruiting and training model that incorporates the laser manufacturer and industry standards. All of our treatments are performed by our highly trained staff of over 300 nurses, nurse practitioners, and laser technicians who are regularly monitored by our medical team. We are proud of the fact that the majority of our employee base is female, mirroring the composition of our customer population.
Our focus on each customer’s individual experience and their desired outcome has resulted in market-leading levels of customer satisfaction. In fact, we command a market-leading NPS score of 90.
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Significant barriers to competitive entry

Laser hair removal is a sophisticated treatment that requires significant experience and professionally-constructed treatment protocols. Laser hair removal is considered the practice of medicine in most states, and thus necessitates medical doctor oversight. We believe our market-leading scale and treatment volume combined with our dedicated focus on making continuous, data-driven improvements to our protocols ensure that our proprietary clinical expertise and protocols are a truly differentiated competitive advantage. We believe customer trust is especially critical in this service-oriented category and is difficult to earn without our level of expertise and years of market-leading customer satisfaction. In addition, training and hiring are crucial to offering high quality laser hair removal treatments, and our rigorous and standardized training and hiring model is difficult to replicate. Separately, medical regulatory compliance varies by state, and our experienced regulatory compliance team supports our efficient expansion across states, and provides us an advantage relative to independent operators who may lack the resources to pursue growth across state lines.

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Actively taking share within a large, growing Total Addressable Market fueled by favorable consumer and industry trends

The U.S. hair removal market is large and fragmented, comprised primarily of smaller, unsophisticated independent operators. Our professional, sophisticated and capital-efficient business model allows us to scale rapidly and compete effectively with independent operators, resulting in continued share gains. In addition, we benefit from several healthy and sustainable industry tailwinds that support growing demand for laser hair removal services, helping to increase our total addressable market. We believe that our addressable market encompasses the more than 163 million people in the U.S. that are candidates for laser hair removal.
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Highly experienced, founder-led team focused on growth

We are led by our dedicated and driven founders whose deep medical backgrounds form the basis for our customer-first, outcome-oriented approach. Our passionate senior management team has extensive experience across a broad range of industries and disciplines, including healthcare, consumer, and finance.
Our Growth Strategies
We are in the early stages of growth, and we believe we have tremendous potential to further scale our business by executing on the following strategies:
Rapidly Grow Our Clinic Footprint
We believe our scale and powerful new clinic economic model position us to expand our clinic footprint in both new and existing markets from 132 clinics as of June 30, 2021. Based on research we commissioned conducted by Buxton, a market research firm, for 187 designated market areas based on data relating to population, daytime traffic patterns, clustering of retail and other establishments, demographics and competition, there is an opportunity for over 1,000 Milan laser hair removal clinics in the continental United States. We believe that we are well-positioned to meet this opportunity over the next 15 years. We typically cluster our clinics within markets, allowing us to benefit from enhanced trade area brand awareness, operational efficiencies, and marketing synergies, which support our exceptional new clinic economics. As a result of our sophisticated digital marketing and lead generation capabilities, our model has proven portable across a wide variety of demographics, real estate types, and trade areas. Our clinics have succeeded in cities as small as Wausau, WI with a population of less than 40,000, and in cities as large as Chicago, IL, where there are 7 Milan clinics and a population of over 2.7 million.
We have a long track record of accelerated and profitable new clinic growth, having increased our clinic footprint at an over 60% CAGR from 2018 to 2020. During 2019 and 2020, we opened a new clinic every 11 days on average. Leveraging our strong, in-house real estate site selection and new clinic development teams, we have built a robust new clinic development pipeline and replicable processes that guide our expansion into new geographies and the densification of our footprint in existing geographies. All of our clinics — regardless of market and real estate type — utilize our standardized layout and furnishings, and benefit from our centralized marketing, training, and recruiting efforts. On average, we are able to open a new clinic within 4 months of signing a lease for that clinic space. We expect new clinic openings to be the primary driver of our growth and anticipate opening over 60 new clinics during the year ended December 31, 2022.
Drive Clinic-Level Performance and Productivity and Realize Predictable Earnings Potential From Young Clinic Base
We intend to drive net bookings and profitability growth over time through a variety of sales, marketing, and in-clinic initiatives. Beginning with lead generation, our digital marketing team strives to grow consumer and brand awareness through personalized and targeted marketing strategies. We focus our marketing investment into channels with measurable returns, regularly adjusting our mix and refining our messaging to maximize our return on investment. We regularly improve our consultative sales strategies to increase conversion of leads and drive growth in the number of body areas a customer chooses to treat during their initial purchase as well as to encourage repeat purchases to treat additional body areas. Following the completion of a treatment package, we leverage our CRM capabilities to deliver personalized marketing messages, which are intended to increase brand loyalty and repeat visits. These strategies have proven effective over time, delivering an arithmetic average annual same clinic net bookings growth of 22.1% from 2018 through 2020. Further, as seen in the charts below, our new clinics scale rapidly with average net bookings growing from nearly $870,000 in year 1 to over $1.4 million in year 3. We calculate average net bookings for each vintage year (i.e. year 1, year 2, year 3) as the average of the first, second and third, respectively, twelve-month periods from opening for each of our clinics that have been open for all twelve months of such vintage year. This increase in average net bookings is associated with a corresponding average advertising expense of approximately $144,000 in year 1, approximately $122,000 in year 2 and approximately $134,000 in year 3. Given our large number of newer clinics, we believe this results in predictable earnings potential in the existing clinic base. We intend to continue to build upon these strategies to drive future growth of our clinic-level sales and productivity. We also present average clinic-level contribution below, which is calculated in the same manner as average net bookings, but using clinic-level contribution, which is a non-GAAP metric. We had operating income, the most directly comparable GAAP measure to clinic-level contribution, of $12.7 million and $(2.6) million for the six months ended June 30, 2021 and 2020, respectively, and $(1.9) million, $(20.8) million and $(4.4) million for the year ended December 31, 2020, the Unaudited Pro Forma Combined 2019 and the year ended December 31, 2018, respectively. Because operating income includes certain corporate and other expenses that are not attributable to a particular clinic, the Company is unable to present average operating income at the clinic level. For a reconciliation of clinic-level contribution to operating loss, the most directly comparable GAAP measure, see “Summary — Summary Historical and Pro Forma Condensed Consolidated Financial and Other Data.”

Note: Includes all clinics opened from inception through June 30, 2021 which have the required duration of performance to be relevant (i.e. at least 12 months of performance for “Year 1,” at least 24 months of performance for “Year 2,” and at least 36 months of performance for “Year 3”).
Utilize Our Robust Digital Marketing Capabilities to Enhance Lead Generation and Brand Awareness
We pride ourselves on our sophisticated digital marketing, lead generation, customer education and conversion capabilities. Our digital marketing strategy is predicated on proprietary SEO, SEM and other campaigns that enable us to deliver specialized, targeted content to customers and generate highly qualified, cost-effective leads. At every step of the process from marketing, call-center support, in-clinic sales consultation through treatment and aftercare, our highly-trained teams strive to educate and support our customers. Our treatment experience consistently results in high customer satisfaction as evidenced by our market-leading NPS score of 90, and the fact that we have received over 25,000 online reviews averaging a 4.95 out of 5-star rating, as of July 2021. Consistently strong customer feedback scores encourage repeat business and increasing word-of-mouth referrals. As we continue to grow, we intend to continue investing in sophisticated demand generation strategies to enhance total leads and consumer awareness of our brand.

Leverage Economies of Scale to Expand Our Operating Margins
As we scale, we expect to realize incremental margin expansion through operating leverage and economies of scale. We have completed strategic, highly scalable, foundational investments in our systems and corporate infrastructure to support our growth. These investments include cloud-based IT infrastructure, customer relationship management systems, and human capital initiatives among others, which give us real-time, data-driven insights and analytics that influence all of our operational decision-making. In addition, our centralized marketing capabilities, our call center, and our medical oversight ensure consistency and maximize our operating efficiency. Further, we maintain strong relationships with medical device manufacturers and, given our scale, believe we purchase equipment at more advantageous terms relative to smaller, less sophisticated competitors. We intend to utilize these systems, insights, and economies of scale to continuously enhance our decision-making and our profitability.
Selectively Pursue Opportunities to Expand Our Reach
While not core to our primary, near-term growth strategies, we believe we are well-positioned to selectively and opportunistically pursue additional avenues of growth. We believe our marketing and demand generation capabilities combined with a proven operating playbook provide a foundation for the development of complementary, clinic-based concepts to deliver aesthetic services to customers, including other energy-based skincare treatments, tattoo removal, cellulite reduction and proprietary skincare products, among others. Additionally, based on the highly fragmented nature of the industry in which we operate, a significant opportunity to acquire complementary brands and concepts exists both domestically and internationally. We further believe the demand for our services exists globally and that there is a meaningful opportunity to test our brand in international markets over time. We believe these strategies leverage our core strengths and competencies and provide additional, long-term growth opportunities while maintaining the pure-play focus of our core Milan brand.
Our Customers
The efficacy and value of our services appeal to a large and diverse customer base, which includes anyone seeking to remove unwanted body hair. We target customers at almost every stage of their adult lives, primarily 18 to 55 years old, which includes more than 163 million people across the U.S. Approximately 85% of our customer base is female and our core customer is between 21-39 years old. We are experiencing growing interest in and adoption of our services by men and younger customers, as well as transgender customers. In addition, our FDA-cleared lasers work on all skin tones and types, which gives us the ability to effectively treat a diverse range of customers.
Our Clinics
As of June 30, 2021, we operated 132 clinics across 23 states in the U.S. By number of clinics, we are the largest provider of laser hair removal services in the U.S. solely focused on laser hair removal, which we believe is a significant competitive advantage within the highly fragmented laser hair removal market.

Our Geographic Footprint

Our Clinic Format
On average, our clinics are approximately 1,500 square feet with one laser and four employees. The size of our clinics ranges from 1,100 to 2,200 square feet and each clinic only requires three rooms to operate effectively: a consultation room, a laser room, and a waiting room. Our Clinics reflect our standardized finishes and look, including consistent flooring, lighting, paint and décor, which is supported by our centralized inventory. Clinic build-outs cost approximately $175,000 to $200,000.
Sample Clinic Internal Layout

New Site Selection Criteria
We believe we have ample whitespace for new clinic growth in new markets, as well as densification within our existing markets. Based on research we commissioned conducted by Buxton, a market research firm, for 187 designated market areas based on data relating to population, daytime traffic patterns, clustering of retail and other establishments, demographics and competition, there is an opportunity for over 1,000 Milan laser hair removal clinics in the continental United States). We believe that we are well-positioned to meet this opportunity over the next 15 years. Since the majority of our traffic is generated from online leads, we do not rely on prime locations and expensive real estate to attract new customers. Our adaptable clinic layout enables our clinics to be placed in almost any available retail site. On average, our rent ranges from $3,000 to $7,000 per month per clinic. In 2019 and 2020, we were able to open a new clinic every 11 days on average and we are typically able to open a new clinic within 4 months of signing a lease for the space.
Our Services
We offer unlimited treatment packages for all body areas with a guarantee of lifelong results. Our protocol allows our customers to achieve over 95% hair-free results in approximately seven to ten treatments with subsequent free touch-ups if desired. Treatments can take as little as 10 minutes from arrival to departure, providing convenience and flexibility to our customers. We treat all body areas and our most popular treatment areas include bikini, full face and neck, underarms, and full body.
All of our services are performed by highly-trained nurses, nurse practitioners, and laser technicians who are regularly monitored by our medical team using FDA-cleared laser technology.
Customer Payment Plans
We offer flexible payment plans to all of our customers with installments over a 24-month period or 36-month period when financed through our third party financing partners. On an LTM basis as of June 30, 2021, approximately 56% of net bookings were financed by our third party financing partner, Ally, 34% of net bookings were financed on in-house customer payment plans, and 15% of net bookings were paid in full at the time of treatment, net of discounts representing 6% of net bookings. We have formed deep relationships with third party financing partners that we believe can rely on across economic cycles.
We have entered into a contract with Ally Lending (“Ally Lending”), a wholly-owned subsidiary of Ally Financial Inc., regarding the third-party fixed rate installment loan products that it provides to our qualifying patients through its relationships with third party financial institutions (the “Lenders”), its own entity or its affiliates (the “Ally Agreement”). Pursuant to such agreement, Ally Lending provides financial products, marketing, account management and other services related to our laser hair removal treatments including, primarily, the facilitation of financing the cost of such treatments (the “Provider Services”). Under the terms of the Ally Agreement, Ally Lending has agreed to pay us a percentage fee based on the volume of the discounted principal amount of loans financed in a given calendar month. Additionally, as an incentive to enroll a certain number of our locations under the Ally Agreement, Ally Lending paid us a one-time incentive payment. We have agreed to indemnify, defend and hold harmless Ally Lending, its directors, officers, employees, contractors, licensors and affiliates, and Lenders, their directors, officers, employees, contractors and agents for certain liabilities. Ally Lending’s liability to us is limited to $10,000 under the Ally Agreement. Unless either party provides written notice of its intent not to renew thirty days prior to the end of the then-current term, the Ally Agreement automatically renews for successive one-year terms. Either party may terminate the Ally Agreement immediately upon written notice in the event that either party materially breaches the terms thereunder and has failed to cure such material breach, or commenced reasonably diligent efforts to cure such breach, within thirty days after receiving written notice thereof. Either party may also terminate the Ally Agreement and all related addenda at any time, without cause, upon thirty days written notice.
Our Marketing Strategy
Our sophisticated, proprietary digital marketing efforts are designed to span across all stages of the sales funnel and produce best-in-class customer education and conversion results. We generate highly-qualified, cost-effective leads using SEO, SEM and other programs. Our SEO efforts include localized websites with localized content that are deployed in advance of clinic openings, comprehensive tracking of top performing keywords daily, as well as dedicated laser hair removal content on our website. Our SEM strategy involves specialized ad groups, banner ad re-targeting and geo-targeted campaigns. We also use review site monitoring and additional channels including radio, direct mail, social media, and events. Our dedicated call centers further nurture the relationships and convert inquiries into booked in-clinic consultations. At our clinics, we offer free consultations with a majority of such consultations converting to service purchases.
Our People
As of June 30, 2021, we employed over 700 full-time employees. All of our services are performed by highly-trained nurses, nurse practitioners, and laser technicians who are regularly monitored by our medical team. We are proud of the fact that the majority of our employee base is female, mirroring the composition of our customer population.
To ensure the safety of our customers and our employees during the COVID-19 pandemic, we maintained our already high hygiene standards. We continue to sanitize all treatment rooms and common areas with disinfectant wipes after each customer’s visit and carry an inventory of gloves, face masks, and other personal protective equipment.
Our Competition
The U.S. hair removal industry is highly competitive and fragmented with over 37,000 points of service across the country. Our competitors are primarily comprised of smaller, independent med spa operators, dermatologists, plastic surgeons, and other physicians who may offer hair removal as an ancillary service and utilize a variety of techniques including waxing, sugaring, threading, shaving, and laser treatments to reduce or remove unwanted hair. Importantly, our business model is robust across competitive environments. For example, the performance of clinics that have competitors within just a few blocks perform consistently with the average clinic across our system, according to Buxton.
We are the largest pure-play provider of laser hair removal services in the U.S. as measured by both revenue and number of clinics. We believe our strong clinic-level economics, fully developed clinical, corporate and training infrastructure, strong digital marketing capabilities, and customer-centric approach will enable us to drive sustainable long-term growth and take further market share.
Governmental Laws and Regulation
Corporate Practice of Medicine Prohibition (“CPOM”)
The laws in many of the states in which we operate, or may in the future operate, prohibit entities owned by non-physicians from practicing medicine, exercising control over physicians, employing physicians who practice medicine or otherwise interfering with the independent professional judgment of physicians who practice medicine, including laser hair removal services. This prohibition on CPOM is intended to prevent unlicensed persons from interfering with the practice of medicine by licensed physicians or interfering in any way with the independent professional judgment of physicians as it pertains to treatment and related clinical matters. Many states also have regulations that prevent illegal fee-splitting, which is the unlawful sharing of professional fees with unlicensed persons or entities owned by unlicensed persons. The specific requirements, interpretation and enforcement of these laws vary significantly from state to state, and are often sparse and not fully developed, complicating our compliance efforts. These laws are also subject to change and to evolving interpretations and are enforced by state courts and regulatory authorities, which have broad discretion.
In order to comply with the applicable laws in states where such laws prohibit CPOM or professional fee-splitting, we provide administrative and management services to physician-owned professional entities pursuant to which those entities reserve exclusive control and responsibility for all aspects of the practice of medicine and the delivery of medical and clinical services under our arrangements. As of June 30, 2021, we have 89 clinics operated pursuant to PC arrangements. For the years ended December 31, 2020, 2019 and 2018, and the six months ended June 30, 2021, revenue from our clinics operated pursuant to PC arrangements accounted for approximately 74%, 76%, 58% and 73% of our revenues, respectively. Pursuant to these agreements, we provide most of the non-clinical administrative support functions of these clinics, such as general non-clinical management, general non-clinical administration, record keeping, arranging for the purchase of professional liability insurance, accounting, ordering of supplies and equipment, and the maintenance of facilities and equipment. In exchange for these services, we receive a fee or fees that we believe are commensurate with the fair market value of the services provided. The fees are based on net revenues generated by the PCs. The PCs are responsible, as required by state law, for all clinical aspects of the clinics including patient care, the practice of medicine and the exercise of independent professional judgment. In the event that regulatory authorities or other third parties were to challenge these arrangements, we could be subject to adverse judicial or administrative interpretations, to civil or criminal penalties, our contracts could be found legally invalid and unenforceable or we could be required to restructure our arrangements with licensed professionals. Activities that qualify as professional misconduct under state law may subject physicians or licensed personnel to sanctions or may even result in loss of their licensure and could possibly subject us to sanctions as well.
Healthcare Fraud and Abuse Laws
Even though our services are not currently covered by any government healthcare program or other third-party payor, the healthcare fraud and abuse laws in some of the states in which we operate, or may in the future operate, may apply to healthcare items and services paid by all payors, including self-pay patients, and could restrict our business practices and operations. These laws may also prohibit physicians and other healthcare providers from referring customers to clinics in which the physician or other healthcare provider has a financial interest or restrict certain payments in which we engage, such as the payment of commissions. These laws may prohibit many arrangements and practices that are lawful in industries other than healthcare, including certain sales and marketing activities, sales commissions, and customer incentives or promotional programs. Because of the breadth of these laws and the narrowness of available statutory and regulatory exceptions, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Violations of any of these healthcare regulatory laws may result in potentially significant penalties, including criminal and civil and administrative penalties, damages, fines, imprisonment, contractual damages, administrative burdens, reputational harm and the curtailment or restructuring of our operations.
State Licensing and Physician Supervision Requirements
Regulation of healthcare providers exists in every state and laser technicians are also required to obtain licenses or certifications in most states in which we operate. These laws and regulations are primarily concerned with the registration and training of healthcare providers and laser technicians, as well as supervision by a licensed physician or other qualified healthcare professional. Healthcare providers and laser technicians, where applicable, are required by state law to maintain valid state licenses to practice and must comply with state and local licensing laws and regulations. Healthcare providers and laser technicians may be subject to sanctions or even lose their licenses if they fail to maintain current licenses or engage in activities that qualify as professional misconduct and we could possibly be subject to sanctions as well.
Privacy and Security Laws
Numerous state, federal and foreign laws, including consumer protection laws and regulations, govern the collection, dissemination, use, access to, confidentiality and security of personal information, including health-related information. In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy and security laws and consumer protection laws and regulations, for example Section 5 of the FTC Act, that govern the collection, use, disclosure, and protection of health-related and other personal information could apply to our operations or the operations of our partners. Failure to comply with these laws, where applicable, can result in the imposition of significant civil or criminal penalties and private litigation. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing.
Regulation of Our Marketing Activities
Our marketing activities are subject to various federal and state laws. This includes federal and state consumer protection, advertisement and unfair competition laws that broadly regulate our marketing practices and prohibit false advertising or promises relating to our services. These laws are primarily concerned with requiring that claims in advertising be truthful, cannot be deceptive or unfair and must be evidence-based. In addition, state medical boards prohibit physicians from making false, misleading or untrue statements when engaging in advertising. Physicians may be subject to disciplinary proceedings that could result in sanctions, including loss of their medical licenses, if they engage in unprofessional misconduct. We also rely on a variety of direct marketing techniques, including telemarketing, email marketing and direct mail. Our marketing activities are regulated under laws such as the Telemarketing Sales Rule, the CAN-SPAM Act of 2003, rules and regulations by the FTC’s Guides Concerning the Use of Endorsements and Testimonials in Advertising, rules and regulations by the State Medical Boards, regarding advertising and marketing and various United States state laws or federal laws regarding marketing and solicitation (including by physicians), or state data protection laws, including the CCPA, that govern these activities. See "Risk Factors — Changes in privacy and advertising laws could materially adversely affect our ability to market our services and products effectively, as well as our business, financial condition and results of operations more generally."
Our Provider Arrangements
The corporate practice of medicine prohibition exists in some form, by statute, regulation, board of medicine or attorney general guidance, or case law, in certain of the states in which we operate. These laws generally prohibit the practice of medicine by lay persons or entities and are intended to prevent unlicensed persons or entities from interfering with or inappropriately influencing providers’ professional judgment. Due to the prevalence of the corporate practice of medicine doctrine, including in certain of the states where we conduct our business, we do not own our PCs and our Manager Entity contracts for healthcare provider services through Management Services Agreements (“MSAs”) with such entities. Our PCs have recently been reorganized as PLLCs.
Management Services Agreements
Our Manager Entity has entered into MSAs with our PCs, under which the Manager Entity is granted the exclusive authority and responsibility to provide, implement and manage certain population health, practice management, practice strategy and execution, administrative and ancillary services and a license for certain intellectual property for each PC, for which the Manager Entity receives fees based on the fair market value for such services. Each PC retains independent discretion to employ or contract with healthcare providers, including physicians, nurse practitioners, physician assistants and other medical professionals to provide medical services to our customers. In exchange for these services, we receive a fee or fees that we believe are commensurate with the fair market value of the services provided. These fees are based on net revenues generated by the PCs. Under the MSAs, while the Manager Entity has exclusive authority to provide the management services set forth in the MSA, each PC is solely and exclusively responsible for the provision of professional medical services.
The term of each MSA is generally thirty years and automatically renews for successive five-year terms thereafter unless either the Manager Entity or the PC provides advance written notice of non-renewal. We may generally terminate the MSAs at any time without cause upon written notice to the PC. We and the PCs may generally terminate the MSA upon a material uncured breach with 120 days written notice and an opportunity to cure.
Directed Stock Transfer Agreements
We had entered into Directed Stock Transfer Agreements with Shikhar Saxena, our Chief Executive Officer, Kristen Saxena, Abram Schumacher, our co-Executive Chairman and Nathan Haecker, our Chief Medical Officer, who each owned certain of our PCs, with respect to their respective ownership of all issued and outstanding shares our PCs, including a power of attorney permitting us to consummate the transactions described in this paragraph. Following a reorganization in 2020, all of the PCs are currently owned by Nathan Haecker, our Chief Medical Officer (the “PC Entity Shareholder”). Under these agreements, upon the occurrence of certain specified events, the shares owned by such PC Entity Shareholder in the PC will automatically be transferred to one or more licensed professionals designated by us and the PC Entity Shareholder will immediately resign from all of his positions at our PC, including but not limited to in connection with the death or permanent disability of the PC Entity Shareholder, the discontinuation of the PC Entity Shareholder’s licenses or certifications to practice medicine, certain violations of law by the PC Entity Shareholder, the transfer of the PC Entity Shareholder’s interest, creation of a security interest on the assets of the PC, certain transactions including the liquidation or voluntary dissolution or attempted conversion of the PC, breaches of the MSAs, or otherwise at our sole discretion. Each directed stock transfer agreement will remain in effect until we repurchase the shares from the PC Entity Shareholder or until mutually terminated by PC Entity Shareholder, the applicable PC and us.
Trademarks and Other Intellectual Property
As of June 30, 2021, 2021, we had one trademark registration for “Milan Laser Hair Removal” and we held no U.S. patents.
We have also registered the internet domain name: “milanlaser.com”.
We believe that our trademarks and other proprietary rights are important to our success and our competitive position, and, therefore, we devote resources to the protection of our trademarks and proprietary rights.
Employee and Human Capital Resources
As of June 30, 2021, we employed over 700 full-time employees. None of our employees are represented by a labor union or are party to a collective bargaining agreement, and we have had no labor-related work stoppages. We believe that we have good relationships with our employees.
We value our employees and regularly benchmark total rewards we provide to ensure we remain competitive and attractive to potential new hires. We seek to create a workplace environment that fosters personal and business successes by offering training and development programs, which further assist our current employees in meeting and exceeding our established standards of performance.
Facilities
We lease 22,500 square feet of office space at our corporate headquarters in Omaha Nebraska. As of June 30, 2021, we leased 132 clinic locations.
Legal Proceedings
We are, from time to time, party to various claims and legal proceedings arising out of our ordinary course of business, but we do not believe that any of these claims or proceedings will have a material effect on our business, consolidated financial condition or results of operations.

MANAGEMENT
The following table provides information regarding our executive officers and members of our board of directors (ages as of the date of this prospectus):
Name	Age	Position(s)
Shikhar Saxena	39	Co-Founder, Chief Executive Officer, Co-Executive Chairman
Clint Weiler	41	Chief Financial Officer
Elizabeth Allison	51	President
Abram Schumacher	40	Co-Founder, Director Nominee, Co-Executive Chairman
J. Kristofer Galashan	43	Director Nominee
Evan Hershberg	41	Director Nominee
Benjamin Funk	34	Director Nominee
Tonya Robinson	53	Director Nominee
Tracey Abbott	46	Director Nominee
Biographical Information of Executive Officers and Directors
Shikhar Saxena M.D.   Dr. Saxena is a co-founder of our business. Originally from Omaha, Nebraska, Dr. Saxena graduated from Georgetown University. He received his Doctor of Medicine from The University of Nebraska College of Medicine. He finished a residency in Internal Medicine at the University of Minnesota in Minneapolis and completed a fellowship in cardiology at the University of Nebraska College of Medicine. Dr. Saxena is board certified in Cardiology and Internal Medicine.
We believe Dr. Saxena is qualified to serve on our board of directors due to his role as a co-founder and insight into our business as our Chief Executive Officer.
Clint Weiler.   Clint Weiler. Mr. Weiler is the Chief Financial Officer of our business. Previously, Mr. Weiler held roles as the Chief Financial Officer at retail, consumer goods, and consumer service companies where he was responsible for financial planning and analysis, accounting, treasury, merger and acquisition due diligence, strategic planning, and scaling corporate infrastructure. Mr. Weiler graduated Summa Cum Laude from the Honors Program at the University of La Verne with a Bachelor of Science in Accounting and received his MBA from The Wharton School, University of Pennsylvania.
Elizabeth Allison.   Ms. Allison is the President of our business. She most recently served as Neiman Marcus Group’s Chief Transformation Officer where she was responsible for leading the company’s transformation to a luxury customer platform. In addition, Ms. Allison led NMG’s minority investment and strategic partnership with the ultra-luxury re-commerce company Fashionphile, where she served as a board member. Ms. Allison has also held numerous senior executive positions with JCPenney including Senior Vice President of Sephora as well as jcp.com. Ms. Allison graduated from the University of Iowa with a Bachelor of Business Administration in Accounting.
Abe Schumacher M.D.   Dr. Schumacher is a co-founder of our business. Originally from Omaha, Nebraska, Dr. Schumacher graduated cum laude with a Bachelor of Science at the University of Nebraska in Lincoln. He then received his Doctor of Medicine from Saint Louis University. Dr. Schumacher is board certified in Internal Medicine. Following that, he received his Masters in Business Administration from The Johnson Graduate School of Management at Cornell University.
We believe Dr. Schumacher is qualified to serve on our board of directors due to his role as a co-founder of the business.
Evan Hershberg.   Mr. Hershberg has served as a member of our board of directors since June 2019. Mr. Hershberg is a Partner of Leonard Green & Partners where he joined as a Partner in 2019. Previously, Mr. Hershberg was a Managing Director at ONCAP, a division of ONEX, which he joined in 2004, and where he was responsible for origination, due diligence and company building efforts in various industrial and consumer services verticals. Mr. Hershberg is a CFA® charterholder and earned a B.A. in Honors Business Administration from the Richard Ivey School of Business at the University of Western Ontario.
We believe Mr. Hershberg is qualified to serve on our board of directors due to his extensive experience investing in and supporting high-growth, market-leading companies.
J. Kristofer Galashan.   Mr. Galashan has served as a member of our board of directors since June 2019. Mr. Galashan is a Partner of Leonard Green & Partners where he joined as an Associate in 2002. Mr. Galashan has also served on the board of directors of USHG Acquisition Corp. since February 2021, Mister Car Wash since August 2014, The Container Store since August 2007, and previously served on the board of directors of BJ’s Wholesale Club from 2011 to 2019. Mr. Galashan earned a B.A. in Honors Business Administration from the Richard Ivey School of Business at the University of Western Ontario.
We believe Mr. Galashan is qualified to serve on our board of directors due to his extensive experience investing in and supporting high-growth, market-leading companies.
Benjamin Funk.   Mr. Funk has served as a member of our board of directors since June 2019. Mr. Funk is a Principal of Leonard Green & Partners where he joined as a Vice President in 2019. Previously, Mr. Funk worked in private equity at Vestar Capital Partners from 2012 to 2019. Mr. Funk graduated magna cum laude from the University of Southern California and earned a B.S. in Business Administration.
We believe Mr. Funk is qualified to serve on our board of directors due to his extensive experience investing in and supporting high-growth, market-leading companies.
Tonya Robinson.   Ms. Robinson has been nominated to serve on our board of directors following the consummation of the offering. Ms. Robinson has served as the Chief Financial Officer of Texas Roadhouse, Inc. since May 2018. She previously held the positions of Controller, Director of Financial Reporting and Vice President of Finance and Investor Relations since joining the company in December 1998. Ms. Robinson earned a B.S. in accounting from St. Mary of the Woods College.
We believe Ms. Robinson is qualified to serve on our board of directors due to her extensive high-growth experience, knowledge of corporate finance matters and experience in the consumer services industry.
Tracey Abbott.   Ms. Abbott has been nominated to serve on our board of directors following the consummation of the offering. Ms. Abbott currently serves on the board of Hortifruti, a Brazilian fresh grocery chain. She worked in international management consulting with AT Kearney and Bain & Co. before moving into strategy roles at PepsiCo and Foot Locker. Ms. Abbott earned a B.S. in Business Administration from Wake Forest University and an M.B.A. from Hautes Études Commerciales (H.E.C. Paris). She is a 2013 Henry Crown Fellow of the Aspen Institute and a Presidential Leadership Scholar.
We believe Ms. Abbott is well-qualified to serve on our board of directors because of her extensive consumer sector experience and because of her experience serving on the boards of multiple consumer companies.
Family Relationships
There are no family relationships among any of our executive officers or directors.
Composition of our Board of Directors
Our business and affairs are managed under the direction of our board of directors, which will consist of seven members, of which six members will be appointed upon consummation of the Transactions. Our amended and restated certificate of incorporation will provide that the number of directors on our board of directors shall be fixed exclusively by resolution adopted by our board of directors. Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that our board of directors will be divided into three classes, as nearly equal in number as possible, with the directors in each class serving for a three-year term, and one class being elected each year by our stockholders.
When considering whether directors have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.
Pursuant to the Stockholders Agreement, the parties to such agreement will be entitled to designate individuals to be included in the slate of nominees recommended by our board of directors for election to our board of directors according to the terms set forth therein. See “Certain Relationships and Related Party Transactions — Stockholders Agreement.”
In accordance with our amended and restated certificate of incorporation and amended and restated bylaws, our board of directors will be divided into three classes with staggered three year terms. At each annual meeting of stockholders after the initial classification, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Our directors will be divided among the three classes as follows:
•
the Class I directors will be           ,           and           , and their terms will expire at the annual meeting of stockholders to be held in 2022;

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the Class II directors will be           ,           and           , and their terms will expire at the annual meeting of stockholders to be held in 2023; and

•
the Class III directors will be           ,           and           , and their terms will expire at the annual meeting of stockholders to be held in 2024.

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our Company.
In an election for directors that is not a contested election, as defined in our amended and restated certificate of incorporation, directors will be elected by        of the voting power cast in the election of directors. Abstentions and broker non-votes will not be considered votes cast. In a contested election, directors will be elected by        of the votes cast.
Director Independence
Prior to the consummation of the Transactions, our board of directors undertook a review of the independence of our directors and considered whether any director has a relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Our board of directors has affirmatively determined that                 ,                 and                 are each an “independent director,” as defined under the New York Stock Exchange rules.
Controlled Company Exception
After the consummation of the Transactions, we will be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange rules and intend to elect not to comply with certain corporate governance standards, including that: (1) a majority of our board of directors consists of “independent directors,” as defined under the rules of the New York Stock Exchange; (2) we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; (3) we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (4) we perform annual performance evaluations of the nominating and corporate governance and compensation committees. We intend to rely on the foregoing exemptions provided to controlled companies under the New York Stock Exchange rules. Therefore, immediately following the consummation of the Transactions, we may not have a majority of independent directors on our board of directors, an entirely independent nominating and corporate governance committee, or an entirely independent compensation committee or perform annual performance evaluations of the nominating and corporate governance and compensation committees unless and until such time as we are required to do so. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on the New York Stock Exchange, we will be required to comply with these provisions within the applicable transition periods. See “Risk Factors — Risks related to the Offering and Ownership of Our Class A Common Stock — We are a “controlled company” within the meaning of the New York Stock Exchange rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You may not have the same protections afforded to stockholders of companies that are subject to such corporate governance requirements.”
Committees of Our Board of Directors
Our board of directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the board of directors and its standing committees. We will have a standing audit committee, nominating and corporate governance committee and compensation committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.
Audit Committee
Our audit committee will be responsible for, among other things:
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appointing, approving the fees of, retaining and overseeing our independent registered public accounting firm;

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discussing with our independent registered public accounting firm their independence from management;

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discussing with our independent registered public accounting firm any audit problems or difficulties and management’s response;

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approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

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discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

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reviewing our policies on risk assessment and risk management;

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reviewing related person transactions; and

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establishing procedures for the confidential anonymous submission of complaints regarding questionable accounting, internal controls or auditing matters, and for the confidential anonymous submission of concerns regarding questionable accounting or auditing matters.

Upon the consummation of the Transactions, our audit committee will consist of           ,                 and                 ,            with                 serving as chair. Rule 10A-3 of the Exchange Act and the New York Stock Exchange rules require that our audit committee have at least one independent member upon the listing of our Class A common stock, have a majority of independent members within 90 days of the date of this prospectus and be composed entirely of independent members within one year of the date of this prospectus. Our board of directors has affirmatively determined that                 ,                 and                 each meet the definition of “independent director” under the New York Stock Exchange rules and the independence standards under Rule 10A-3. Each member of our audit committee meets the financial literacy requirements of the New York Stock Exchange rules. In addition, our board of directors has determined

that                 will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors will adopt a written charter for the audit committee, which will be available on our principal corporate website at www.milanlaser.com substantially concurrently with the consummation of the Transactions. The information on, or accessible through, any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee will be responsible for, among other things:
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identifying individuals qualified to become members of our board of directors, consistent with criteria set forth in our corporate governance guidelines;

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annually reviewing the committee structure of the board of directors and recommending to the board of the directors the directors to serve as members of each committee; and

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developing and recommending to our board of directors a set of corporate governance guidelines.

Upon the consummation of the Transactions, our nominating and corporate governance committee will consist of           ,           and           with           serving as chair. We intend to avail ourselves of the “controlled company” exception under the New York Stock Exchange rules, which exempts us from the requirement that we have a nominating and corporate governance composed entirely of independent directors.           ,           and           do not qualify as “independent directors” under the New York Stock Exchange rules. Our board of directors will adopt a written charter for the nominating and corporate governance committee, which will be available on our principal corporate website at www.milanlaser.com substantially concurrently with the consummation of the Transactions. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.
Compensation Committee
Our compensation committee will be responsible for, among other things:
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reviewing and approving, or recommending that the board of directors approve, the compensation of our Chief Executive Officer and other executive officers;

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making recommendations to the board of directors regarding director compensation; and

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reviewing and approving incentive compensation and equity-based plans and arrangements and making grants of cash-based and equity-based awards under such plans.

Upon the consummation of the Transactions, our nominating and corporate governance committee will consist of           ,           and           with           serving as chair. We intend to avail ourselves of the “controlled company” exception under the New York Stock Exchange rules, which exempts us from the requirement that we have a nominating and corporate governance composed entirely of independent directors.           ,           and           do not qualify as “independent directors” under the New York Stock Exchange rules. Our board of directors will adopt a written charter for the nominating and corporate governance committee, which will be available on our principal corporate website at www.milanlaser.com substantially concurrently with the consummation of the Transactions. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.
Risk Oversight
Our audit committee will be responsible for overseeing our risk management process. Our audit committee will focus on our general risk management policies and strategy, the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. Our board of directors is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

Risk Considerations in our Compensation Program
We conducted an assessment of our compensation policies and practices for our employees and concluded that these policies and practices are not reasonably likely to have a material adverse effect on our Company.
Compensation Committee Interlocks and Insider Participation
None of our executive officers serves as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee.
Code of Ethics and Code of Conduct
Prior to the completion of the Transactions, we will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code will be posted on our website, www.milanlaser.com. In addition, we intend to post on our website all disclosures that are required by law or the New York Stock Exchange rules concerning any amendments to, or waivers from, any provision of the code. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

EXECUTIVE COMPENSATION
This section discusses the material components of the executive compensation program for our executive officers who are named in the “Summary Compensation Table” below. In 2020, our “named executive officers” and their positions were as follows:
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Shikhar Saxena, MD., Co-Chief Executive Officer;

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Abram Schumacher, M.D., Co-Chief Executive Officer; and

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Clint Weiler, Chief Financial Officer;

Mr. Weiler commenced his role as Chief Financial Officer on September 8, 2020.
This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of the IPO may differ materially from the currently planned programs summarized in this discussion.
Summary Compensation Table
The following table sets forth information concerning the compensation of our named executive officers for our fiscal year ended December 31, 2020.
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	All Other Compensation ($)	Total
Shikhar Saxena, M.D.	2020	134,615	55,000	—	32,659(3)	222,274
Co-Chief Executive Officer
Abram Schumacher, M.D.	2020	121,154	—	—	49,319(4)	170,473
Co-Chief Executive Officer
Clint Weiler	2020	80,000	—	551,858	9,116(5)	640,974
Chief Financial Officer

(1)
Annual incentive amounts paid for the 2020 performance year are reported in the “Bonus” column. These amounts were paid to the named executive officers in 2020.

(2)
Amounts reflect the full grant-date fair value of phantom equity awards granted during 2020 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all phantom equity awards made to executive officers in       .

(3)
The amount reported in this column represents $23,263 of base salary and Company paid health insurance premiums paid to and on behalf of an executive assistant to assist with personal matters and the amount of health insurance premiums paid on behalf of Mr. Saxena equal to $9,396.

(4)
The amount reported in this column represents $39,923 of base salary and paid health insurance premiums paid to and on behalf of an executive assistant to assist with personal matters and the amount of health insurance premiums paid on behalf of Mr. Schumacher equal to $9,396.

(5)
The amount reported in this column represents the amount of health insurance premiums paid on behalf of Mr. Weiler equal to 9,116.

2020 Salaries
The named executive officers receive a base salary to compensate them for services rendered to our Company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities.
2020 Bonuses
In 2020, Mr. Saxena received a discretionary cash bonus with respect to the Company’s and his respective performances in 2020.

Equity Compensation
Our named executive officers currently hold phantom equity awards under the Milan Parent, LLC Amended and Restated 2019 Phantom Incentive Equity Plan (as may be amended from time to time, the “Phantom Plan”). In 2020, Mr. Weiler was granted 2,662.7 phantom equity awards. Fifty percent (50%) of the granted phantom equity awards are subject to time-based vesting and vest in five equal annual installments on the first five anniversaries of the vesting commencement date, subject to continued service through each vesting date. Fifty percent (50%) of the granted phantom equity awards are subject to performance-based vesting and vest if certain sponsor investors have received cash proceeds representing a return of at least 2.0 times their invested capital, subject to continued service through the vesting date. In 2021, Messrs. Saxena and Schumacher were each granted 5,325.40 phantom equity awards, all of which are subject to time-based vesting over a five-year period.
We intend to adopt a 2021 Incentive Award Plan, referred to below as the Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our Company and certain of its affiliates and to enable our Company and certain of its affiliates to obtain and retain services of these individuals, which is essential to our long-term success. We expect that the Plan will be effective on the date on which it is adopted by our board of directors, subject to approval of such plan by our stockholders. For additional information about the Plan, please see the section titled “Equity Incentive Plan” below.
In connection with this offering, we intend to terminate the Phantom Plan, effective as of the date of the closing of this offering, and settle all awards thereunder following the first anniversary of such termination. In connection with the Phantom Plan termination, the phantom equity awards will be paid in the form of shares of fully vested common stock. On and following the date of this offering, no further awards will be made under the Phantom Plan.
Other Elements of Compensation
Retirement Plans
We maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. We expect that our named executive officers will be eligible to participate in the 401(k) plan on the same terms as other full-time employees. The U.S. Internal Revenue Code of 1986, as amended (the “Code”) allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Currently, we match contributions made by participants in the 401(k) plan up to a specified percentage of the employee contributions, and these matching contributions are fully vested as of the date on which the contribution is made. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan, and making fully vested matching contributions, adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.
Employee Benefits and Perquisites
Health/Welfare Plans.   All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:
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medical, dental and vision benefits;

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medical and dependent care flexible spending accounts;

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short-term and long-term disability insurance; and

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life insurance;

While perquisites help to provide our named executive officers a benefit with a high perceived value at a relatively low cost, we do not generally view perquisites as a material component of our executive compensation program. Among the perquisites we provide, certain of our named executive officers receive a car allowance and use personal assistants for personal matters. In the future, we may provide additional or different perquisites or other personal benefits in limited circumstances, such as where we believe doing so is appropriate to assist an executive in the performance of his duties, to make our named executive officers more efficient and effective and for recruitment, motivation and/or retention purposes.
No Tax Gross-Ups
We do not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by our Company.

Outstanding Equity Awards at Fiscal Year-End
The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2020.
Name	Grant Date	Stock Awards
		Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
Shikhar Saxena, MD.	—	—	—	—	—
Abram Schumacher, M.D.	—	—	—	—	—
Clint Weiler	9/8/2020	1,331.35	$370,302	1,331.35	$265,524

(1)
For the phantom equity awards granted September 8, 2020, the first 20% vests on September 8, 2021; the remaining 80% vest in four equal annual installments on September 8 of each year thereafter, subject to continued employment of the named executive officer on each vesting date.

(2)
There is no public market for the phantom equity awards. For purposes of this disclosure, we determined the equity value of the Company using a third-party valuation as of December 31, 2020.

(3)
The phantom equity awards vest if certain sponsor investors have received cash proceeds representing a return of at least 2.0 times their invested capital, subject to the named executive officers’ continued service through each vesting date.

Executive Compensation Arrangements
Shikhar Saxena, M.D. and Abe Schumacher, M.D
In connection with our initial public offering, the Company expects to enter into employment letter agreements (the “Founder Employment Letters”) with each of Dr. Saxena, in connection with his position as Chief Executive Officer and Co-Executive Chairman of our board of directors, and Dr. Schumacher, in connection with his position as Co-Executive Chairman of our board of directors.
Clint Weiler
On August 3, 2020, the Company and Mr. Weiler entered into an offer letter (the “Weiler Offer Letter”), providing for his position as Chief Financial Officer of the Company. Mr. Weiler’s employment with the Company is at-will and either party may terminate Mr. Weiler’s employment at any time for any reason. The Weiler Offer Letter provides that Mr. Weiler is entitled to a base salary of $260,000 per year and a semi-annual cash bonus, up to a maximum amount of $40,000 per year. In the event that Mr. Weiler is terminated by the Company, he is entitled to 12 months of base salary, payable in a lump sum within 30 days of termination. Mr. Weiler is also party to the Company’s standard non-compete and non-solicitation agreement, pursuant to which he is subject certain confidentiality and inventions assignment obligations, including perpetual confidentiality, a two-year post-termination non-compete and a six-month post termination non-solicit of employees and customers.
Elizabeth Allison
On June 15, 2021, the Company and Elizabeth Allison, entered into an offer letter (the “Allison Offer Letter”), providing for her position as President of the Company. Ms. Allison’s employment with the Company is at-will and either party may terminate Ms. Allison’s employment at any time for any reason. The Allison Offer Letter provides that Ms. Allison is entitled to a base salary of $400,000 per year and a semi-annual cash bonus, up to a maximum amount of $100,000 per year (provided that for 2021 Ms. Allison’s bonus shall be pro-rated based on her start date). Ms. Allison was also entitled to a sign-on bonus equal to $100,000. Pursuant to the Allison Offer Letter, in the event this offering occurs by July 19, 2022, Ms. Allison will be entitled to receive (i) stock options under the 2021 Plan (as defined below) to purchase shares of common stock equal to a 1% ownership interest in the Company on a fully diluted basis, which shall vest over a period no longer than five years from the date of the initial public offering and (ii) restricted stock units based on a number of shares with a fair value equal to $1,500,000 as of the date of the initial public offering, which shall vest on July 19, 2024. In the event that Ms. Allison is terminated by the Company without Cause (as defined in the Allison Offer Letter), she is entitled to (i) 12 months of base salary, payable in a lump sum within 30 days of termination and (ii) Company paid premiums under the Company’s group health plan for up to 12 months following termination in the event Ms. Allison elects continuation of health coverage under the Consolidated Omnibus Budget Reconciliation Act (COBRA). Ms. Allison is also party to the Company’s standard non-compete and non-solicitation agreement, pursuant to which she is subject certain confidentiality and inventions assignment obligations, including perpetual confidentiality, a two-year post-termination non-compete and a six-month post termination non-solicit of employees and customers.
Equity Compensation
Milan Parent, LLC Amended and Restated 2019 Phantom Incentive Equity Plan
The outstanding long-term incentives held by our named executive officers consist of phantom equity awards granted pursuant to the Phantom Plan. The phantom equity awards are designed to align employees’ interests with the interests of the Company, and its subsidiaries, and represent potential cash payments in connection with certain vesting schedules.
In general, fifty percent (50%) of phantom equity awards vest ratably over five years, subject to continued employment through each vesting date. Upon the occurrence of a Change of Control (as defined in the Phantom Plan), the outstanding unvested time-based phantom equity awards shall become fully vested and non-forfeitable, subject to the holder’s continued service through the vesting date.

Fifty percent (50%) of phantom equity awards vest if certain sponsor investors have received cash proceeds representing a return of at least 2.0 times its invested capital, subject to continued service through the vesting date (the “Performance Condition”). Upon the occurrence of a Change in Control, the outstanding unvested performance-based phantom equity awards shall be eligible to vest if the Performance Condition is satisfied, subject to the holder’s continued service through the vesting date.
2021 Incentive Award Plan
We intend to adopt the 2021 Plan, to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our Company and certain of its affiliates to enable our Company and certain affiliates to obtain and retain services of these individuals, which are essential to our long-term success. We expect the 2021 Plan to be effective on the date it is adopted by the board of directors, subject to approval of such plan by our stockholders. The material terms of the 2021 Plan are summarized below.
Eligibility and Administration
The Company’s employees, consultants and directors, and employees and consultants of any of the Company’s subsidiaries, will be eligible to receive awards under the 2021 Plan. The basis for participation in the 2021 Plan by eligible persons is the selection of such persons for participation by the plan administrator in its discretion. The 2021 Plan will be generally administered by our board of directors, which may delegate its duties and responsibilities to committees of our board of directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under the 2021 Plan, Section 16 of the Exchange Act and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, and adopt rules for the administration of, the 2021 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2021 Plan, including any vesting and vesting acceleration conditions. The plan administrator may also institute and determine the terms and conditions of an “exchange program,” which could provide for the surrender or cancellation, transfer, or reduction or increase of exercise price, of outstanding awards, subject to the limitations provided for in the 2021 Plan. The plan administrator’s determinations under the 2021 Plan are in its sole discretion and will be final and binding on all persons having or claiming any interest in the 2021 Plan or any award thereunder.
Limitation on Awards and Shares Available
The number of shares initially available for issuance under awards granted pursuant to the 2021 Plan will be              shares of common stock. The number of shares initially available for issuance will be increased on January 1 of each calendar year beginning in 2022 and ending in 2031, by an amount equal to the lesser of (a)       % of the shares of common stock outstanding on the final day of the immediately preceding calendar year and (b) such smaller number of shares as determined by our board of directors. No more than              shares of common stock may be issued upon the exercise of incentive stock options under the 2021 Plan. Shares issued under the 2021 Plan may be authorized but unissued shares, shares purchased in the open market or treasury shares.
If an award under the 2021 Plan expires, lapses or is terminated, exchanged for cash, surrendered to an exchange program, repurchased, cancelled without having been fully exercised or forfeited, then any shares subject to such award will, as applicable, become or again be available for new grants under the 2021 Plan. Shares delivered to the Company by a participant to satisfy the applicable exercise price or purchase price of an award and/or satisfy any applicable tax withholding obligation (including shares retained by the Company from the award being exercised or purchased and/or creating the tax obligation), will become or again be available for award grants under the 2021 Plan. The payment of dividend equivalents in cash in conjunction with any outstanding awards will not count against the number of shares available for issuance under the 2021 Plan. Awards granted under the 2021 Plan upon the assumption of, or in substitution or exchange for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger, consolidation, acquisition or similar corporate transaction will not reduce the shares available for grant under the 2021 Plan. The plan administrator may, in its discretion, make adjustments to the maximum number and kind of shares which may be issued under the 2021 Plan upon the occurrence of a merger, reorganization, consolidation, combination, amalgamation, recapitalization, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company, or sale or exchange of common stock or other securities of the Company, change in control, issuance of warrants or other rights to purchase common stock or other securities of the Company or similar corporate transaction or event.
Awards
The 2021 Plan provides for the grant of stock options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs; restricted stock; dividend equivalents; restricted stock units, or RSUs; stock appreciation rights, or SARs; and other stock or cash-based awards. Certain awards under the 2021 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2021 Plan will be set forth in award agreements, which will detail the terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. A brief description of each award type follows.
Stock options.   Stock options provide for the purchase of shares of common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. Unless otherwise determined by the plan administrator and only with respect to certain substitute options granted in connection with a corporate transaction, the exercise price of a stock option will not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant shareholders). Unless otherwise determined by the plan administrator in accordance with applicable laws, the term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant shareholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions as the plan administrator may determine. ISOs may be granted only to the Company’s U.S. employees and employees of the Company’s present or future parent or subsidiaries, if any.
SARs.   SARs entitle their holder, upon exercise, to receive from the Company an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR will not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction), and unless otherwise determined by the plan administrator in accordance with applicable laws, the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions as the plan administrator may determine.
Restricted stock and RSUs.   Restricted stock is an award of nontransferable shares of common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are unfunded, unsecured rights to receive, on the applicable settlement date, common stock or an amount in cash or other consideration determined by the plan administrator to be of equal value as of such settlement date, subject to certain vesting conditions and other restrictions during the applicable restriction period or periods set forth in the award agreement. RSUs may be accompanied by the right to receive the equivalent value of dividends paid on shares of common stock prior to the delivery of the underlying shares, subject to the same restrictions on transferability and forfeitability as the RSUs with respect to which the dividend equivalents are granted. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral and in accordance with applicable law. Conditions applicable to restricted stock and RSUs may be based on continuing service, performance and/or such other conditions as the plan administrator may determine.
Other stock or cash-based awards.   Other stock or cash-based awards may be granted to participants, including awards entitling participants to receive common stock to be delivered in the future and including annual or other periodic or long-term cash bonus awards (whether based on specified performance criteria or otherwise). Such awards may be paid in common stock, cash or other property, as the administrator determines. Other stock or cash-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation payable to any individual who is eligible to receive awards. The plan administrator will determine the terms and conditions of other stock or cash-based awards, which may include vesting conditions based on continued service, performance and/or other conditions.
Performance Awards
Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals or other criteria the plan administrator may determine, which may or may not be objectively determinable. Performance criteria upon which performance goals are established by the plan administrator may include: net earnings or losses (either before or after one or more of interest, taxes, depreciation, amortization and non-cash equity-based compensation expense); gross or net sales or revenue or sales or revenue growth; net income (either before or after taxes) or adjusted net income; profits (including, but not limited to, net profits, profit growth, net operation profit or economic profit), profit return ratios or operating margin; budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); cash flow (including operating cash flow and free cash flow or cash flow return on capital); return on assets; return on capital or invested capital; cost of capital; return on shareholders’ equity; total shareholder return; return on sales; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share (or appreciation in or maintenance of such price or dividends); regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial or strategic milestones or developments; market share; economic value or economic value added models; division, group or corporate financial goals; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human resources management; supervision of litigation and other legal matters; strategic partnerships and transactions; financial ratios (including those measuring liquidity, activity, profitability or leverage); debt levels or reductions; sales-related goals; financing and other capital raising transactions; cash on hand; acquisition activity; investment sourcing activity; marketing initiatives; and other measures of performance selected by the Company’s board of directors or its applicable committee, any of which may be measured in absolute terms or as compared to any incremental increase or decrease. Such performance goals also may be based solely by reference to the Company’s performance or the performance of its subsidiary, division, business segment or business unit, or based upon performance relative to performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies. When determining performance goals, the plan administrator may provide for exclusion of the impact of an event or occurrence which the plan administrator determines should appropriately be excluded, including, without limitation, non-recurring charges or events, acquisitions or divestitures, changes in the corporate or capital structure, events not directly related to the business or outside of the reasonable control of management, foreign exchange gains or losses, and legal, regulatory, tax or accounting changes.
Provisions of the 2021 Plan Relating to Director Compensation
The 2021 Plan provides that the plan administrator may establish compensation for non-employee directors from time to time subject to the 2021 Plan’s limitations. The plan administrator may establish the terms, conditions and amounts of all such non-employee director compensation in its discretion and in the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time, provided that the sum of any cash compensation or other compensation and the grant date fair value (as determined in accordance with ASC 718, or any successor thereto) of any equity awards granted as compensation for services as a non-employee director during any calendar year may not exceed $      . The plan administrator may make exceptions to this limits for individual non-employee directors in extraordinary circumstances, as the plan administrator may determine in its discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation or in other contemporaneous compensation decisions involving non-employee directors.
Certain Transactions
In connection with certain transactions and events affecting common stock, including, without limitation, any dividend or other distribution, reorganization, merger, consolidation, recapitalization, or sale of all or substantially all of the assets of the Company, or sale or exchange of common stock or other securities of the Company, a change in control, or issuance of warrants or other rights to purchase common stock or other securities of the Company, or similar corporate transaction or event, or change in any applicable laws or accounting principles, the plan administrator has broad discretion to take action under the 2021 Plan to prevent the dilution or enlargement of intended benefits, facilitate such transaction or event, or give effect to such change in applicable laws or accounting principles. This includes canceling awards in exchange for either an amount in cash or other property with a value equal to the amount that would have been obtained upon exercise or settlement of the vested portion of such award or realization of the participant’s rights under the vested portion of such award, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares available, replacing awards with other rights or property and/or terminating awards under the 2021 Plan.
For purposes of the 2021 Plan, a “change in control” means and includes each of the following:
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a transaction or series of transactions whereby any “person” or related “group” of “persons” (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) (other than the Company or its subsidiaries or any employee benefit plan maintained by the Company or any of its subsidiaries or a “person” that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, us) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of the Company’s securities possessing more than 50% of the total combined voting power of the Company’s securities outstanding immediately after such acquisition; or

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during any period of two consecutive years, individuals who, at the beginning of such period, constitute the Company board of directors together with any new directors (other than a director designated by a person who shall have entered into an agreement with the Company to effect a change in control transaction) whose election by the Company board of directors or nomination for election by the Company’s shareholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or

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the consummation by the Company (whether directly or indirectly) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition of all or substantially all of the Company’s assets in any single transaction or series of related transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:

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which results in the Company’s voting securities outstanding immediately before the transaction continuing to represent either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company’s assets or otherwise succeeds to the Company’s business, directly or indirectly, at least a majority of the combined voting power of the successor entity’s outstanding voting securities immediately after the transaction, and

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after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the successor entity; provided, however, that no person or group shall be treated as beneficially owning 50% or more of the combined voting power of the successor entity solely as a result of the voting power held in the Company prior to the consummation of the transaction.

Foreign Participants, Claw-back Provisions, Transferability and Participant Payments
With respect to foreign participants, the plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above. All awards will be subject to the provisions of any claw-back policy implemented by the Company to the extent set forth in such claw-back policy or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2021 Plan are generally non-transferable prior to vesting and are exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the 2021 Plan and exercise price obligations arising in connection with the exercise of stock options under the 2021 Plan, the plan administrator may, in its discretion and subject to any applicable blackout or lock-up periods, accept cash, wire transfer, or check, shares of common stock that meet specified conditions (a market sell order) or such other consideration as it deems suitable or any combination of the foregoing.
Plan Amendment and Termination
The Company’s board of directors may amend, suspend or terminate the 2021 Plan at any time. However, no amendment, other than an increase in the number of shares available under the 2021 Plan, in excess of the initial pool and annual increase as described above, may materially and adversely affect any award outstanding at the time of such amendment without the affected participant’s consent. The Company’s board of directors will obtain stockholder approval for any plan amendment to the extent necessary to comply with applicable laws. The plan administrator will have the authority, without the approval of the Company’s shareholders, to amend any outstanding award, including by substituting another award of the same or different type, changing the exercise or settlement date, converting an ISO to an NSO and institute any such exchange program. No award may be granted pursuant to the 2021 Plan after the expiration of the 2021 Plan. The 2021 Plan is scheduled to remain in effect until the earlier of (i) the tenth anniversary of the date on which the Company’s board of directors adopts the 2021 Plan and (ii) the earliest date as of which all awards granted under the 2021 Plan have been satisfied in full or terminated and no shares approved for issuance under the 2021 Plan remain available to be granted under new awards.
Securities Laws
The 2021 Plan is intended to conform to all provisions of the Securities Act, the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including, without limitation, Exchange Act Rule 16b-3. The 2021 Plan will be administered, and awards will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.
Federal Income Tax Consequences
The material federal income tax consequences of the 2021 Plan under current federal income tax law are summarized in the following discussion, which deals with the general U.S. federal income tax principles applicable to the 2021 Plan. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. Foreign, state and local tax laws, and employment, estate and gift tax considerations are not discussed due to the fact that they may vary depending on individual circumstances and from locality to locality.
Stock options and SARs.   An 2021 Plan participant generally will not recognize taxable income and the Company generally will not be entitled to a tax deduction upon the grant of a stock option or SAR. The tax consequences of exercising a stock option and the subsequent disposition of the shares received upon exercise will depend upon whether the option qualifies as an ISO or an NSO. Upon exercising an NSO when the fair market value of common stock is higher than the exercise price of the option, an 2021 Plan participant generally will recognize taxable income at ordinary income tax rates equal to the excess of the fair market value of the stock on the date of exercise over the purchase price, and the Company (or its subsidiaries, if any) generally will be entitled to a corresponding tax deduction for compensation expense, in the amount equal to the amount by which the fair market value of the shares purchased exceeds the purchase price for the shares. Upon a subsequent sale or other disposition of the option shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.
Upon exercising an ISO, an 2021 Plan participant generally will not recognize taxable income, and the Company will not be entitled to a tax deduction for compensation expense. However, upon exercise, the amount by which the fair market value of the shares purchased exceeds the purchase price will be an item of adjustment for alternative minimum tax purposes. The participant will recognize taxable income upon a sale or other taxable disposition of the option shares. For federal income tax purposes, dispositions are divided into two categories: qualifying and disqualifying. A qualifying disposition generally occurs if the sale or other disposition is made more than two years after the date the option was granted and more than one year after the date the shares are transferred upon exercise. If the sale or disposition occurs before these two periods are satisfied, then a disqualifying disposition generally will result.
Upon a qualifying disposition of ISO shares, the participant will recognize long-term capital gain in an amount equal to the excess of the amount realized upon the sale or other disposition of the shares over their purchase price. If there is a disqualifying disposition of the shares, then the excess of the fair market value of the shares on the exercise date (or, if less, the price at which the shares are sold) over their purchase price will be taxable as ordinary income to the participant. If there is a disqualifying disposition in the same year of exercise, it eliminates the item of adjustment for alternative minimum tax purposes. Any additional gain or loss recognized upon the disposition will be recognized as a capital gain or loss by the participant.
The Company will not be entitled to any tax deduction if the participant makes a qualifying disposition of ISO shares. If the participant makes a disqualifying disposition of the shares, the Company should be entitled to a tax deduction for compensation expense in the amount of the ordinary income recognized by the participant.
Upon exercising or settling a SAR, an 2021 Plan participant will recognize taxable income at ordinary income tax rates, and the Company should be entitled to a corresponding tax deduction for compensation expense, in the amount paid or value of the shares issued upon exercise or settlement. Payments in shares will be valued at the fair market value of the shares at the time of the payment, and upon the subsequent disposition of the shares the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.
Restricted stock and RSUs.   An 2021 Plan participant generally will not recognize taxable income at ordinary income tax rates and the Company generally will not be entitled to a tax deduction upon the grant of restricted stock or RSUs. Upon the termination of restrictions on restricted stock or the payment of RSUs, the participant will recognize taxable income at ordinary income tax rates, and the Company should be entitled to a corresponding tax deduction for compensation expense, in the amount paid to the participant or the amount by which the then fair market value of the shares received by the participant exceeds the amount, if any, paid for them. Upon the subsequent disposition of any shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.
However, an 2021 Plan participant granted restricted stock that is subject to forfeiture or repurchase through a vesting schedule such that it is subject to a risk of forfeiture (as defined in Section 83 of the Code) may make an election under Section 83(b) of the Code to recognize taxable income at ordinary income tax rates, at the time of the grant, in an amount equal to the fair market value of the shares of common stock on the date of grant, less the amount paid, if any, for the shares. The Company will be entitled to a corresponding tax deduction for compensation, in the amount recognized as taxable income by the participant. If a timely Section 83(b) election is made, the participant will not recognize any additional ordinary income on the termination of restrictions on restricted stock, and the Company will not be entitled to any additional tax deduction.
Other stock or cash-based awards.   An 2021 Plan participant will not recognize taxable income and the Company will not be entitled to a tax deduction upon the grant of other stock or cash-based awards until cash or shares are paid or distributed to the participant. At that time, any cash payments or the fair market value of shares that the participant receives will be taxable to the participant at ordinary income tax rates and the Company should be entitled to a corresponding tax deduction for compensation expense. Payments in shares will be valued at the fair market value of the shares at the time of the payment. Upon the subsequent disposition of the shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.
Section 162(m) of the Code.   Section 162(m) of the Code limits the deduction certain employers may take for otherwise deductible compensation payable to certain highly paid employees of the employer to the extent the compensation paid to such an employee for the year exceeds $1 million. Payment of awards under the 2021 Plan could result in an employee receiving compensation in excess of $1 million in a year and thus a loss of deductibility for the Company.
Section 280G of the Code.   Section 280G of the Code limits the deduction that the employer may take for otherwise deductible compensation payable to certain individuals if the compensation constitutes an “excess parachute payment.” Excess parachute payments arise from payments made to disqualified individuals that are in the nature of compensation and are contingent on changes in ownership or control of the employer or certain affiliates. Accelerated vesting or payment of awards under the 2021 Plan upon a change in ownership or control of the employer or its affiliates could result in excess parachute payments. In addition to the deduction limitation applicable to the employer, a disqualified individual receiving an excess parachute payment is subject to a 20% excise tax on the amount thereof.
Section 409A of the Code.   Section 409A of the Code (“Section 409A”) imposes an additional 20% tax and interest on an individual receiving non-qualified deferred compensation under a plan that fails to satisfy certain requirements. For purposes of Section 409A, “non-qualified deferred compensation” could include equity-based incentive programs, including certain stock options, stock appreciation rights and RSU programs. Generally speaking, Section 409A does not apply to incentive stock options, non-discounted non-qualified stock options and stock appreciation rights if no deferral is provided beyond exercise, or restricted stock.
The awards made pursuant to the 2021 Plan are expected to be designed in a manner intended to be exempt from, or comply with, the requirements of Section 409A of the Code. However, if the 2021 Plan or any award thereunder fails to be maintained and administered in compliance with Section 409A, a participant could be subject to the additional taxes and interest.
State, local and foreign tax consequences may in some cases differ from the United States federal income tax consequences described above. The foregoing summary of the United States federal income tax consequences in respect of the 2021 Plan is for general information only. Interested parties should consult their own advisors as to specific tax consequences of their awards.
The 2021 Plan is not subject to the Employee Retirement Income Security Act of 1974, as amended, and is not intended to be qualified under Section 401(a) of the Code.

Director Compensation
None of our directors for our fiscal year ended December 31, 2020 or any prior fiscal years have received any compensation for their services as a director. We are evaluating our compensation program for non-employee directors and we intend to adopt a non-employee director compensation program consistent with market practice in connection with this offering.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
The following are summaries of certain transactions and relationships with our directors, executive officers and stockholders and certain provisions of our related party agreements and are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. We, therefore, urge you to review the agreements in their entirety. Copies of the forms of the agreements have been filed as exhibits to the registration statement of which this prospectus is a part, and are available electronically on the website of the SEC at www.sec.gov.
Related Party Agreements in Effect Prior to the Transactions
Management Services Agreement
We are party to a management services agreement dated June 24, 2019, with the advisory affiliate of LGP, pursuant to which LGP agreed to provide certain management and financial services to us. The management services agreement with LGP will terminate without any termination payment automatically upon the closing of this offering, subject to the survival of certain obligations, including as to indemnification. Following the consummation of this offering, LGP will not provide managerial services to us in any form.
Registration Rights Agreement
On June 24, 2019, we entered into a Registration Rights Agreement with affiliates of LGP and our co-founders, Abram Schumacher and Shikhar Saxena, which provides such holders with “demand” registration rights whereby such holders can require us to register under the Securities Act the offer and sale of shares of our common stock as well as customary “piggyback” registration rights. The parties to the Registration Rights Agreement will enter into a new registration rights agreement in connection with the Transactions as described below under “—Registration Rights Agreement”.
Employment Agreements
We have entered into employment agreements with certain of our named executive officers, including Clint Weiler and Elizabeth Allison and intend to enter into employment agreements with each of Shikhar Saxena and Abram Schumacher. See “Executive Compensation.”
Directed Stock Transfer Agreements
We have in the past entered into succession and indemnification agreements with Shikhar Saxena, our Chief Executive Officer, Kristin Saxena, the wife of our Chief Executive Officer, Abram Schumacher, our co-Executive Chairman and our PC entities. For more information regarding these agreements with, see “Business — Our Provider Arrangements — Directed Stock Transfer Agreements.”
Employment Arrangements With Immediate Family Members of Our Executive Officers and Directors
Kristin Saxena, the wife of our Chief Executive Officer, was employed by us as Chief Medical Officer until 2020 and continues to be employed by us as an unpaid consultant. In such capacity, Mrs. Saxena is responsible for, among other things, advising on certain compliance matters. During the years ended December 31, 2020, 2019 and 2018, Mrs. Saxena had total compensation, including base salary, bonus and other compensation, of approximately $163,000, $343,000, and $201,000, respectively.
The Transactions
In connection with the Transactions, we will engage in certain transactions with certain of our directors, executive officers and other persons and entities which are or will become holders of 5% or more of our voting securities upon the consummation of the Transactions. These transactions are described in “Our Organizational Structure.”
We intend to use the net proceeds from this offering (including any net proceeds from any exercise of the underwriters’ option to purchase additional shares of Class A common stock) to (i) purchase                 LLC Interests (or                 LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly from Milan Parent, LLC, (ii) to purchase       LLC Interests from Continuing Equity Owners and (iii) as cash consideration to the Blocker Stockholder in the Blocker Merger, in each case, at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts.
Tax Receivable Agreement
From time to time, a Continuing Equity Owner may exercise its right to have all or portion of the LLC Interests held by such Continuing Equity Owner redeemed by Milan Parent, LLC or, at the election of Milan Laser Inc., exchanged, in each case for shares of Class C common stock or cash at Milan Laser Inc.’s election. Milan Parent, LLC and certain of its direct and indirect subsidiaries will have in effect an election under Section 754 of the Code effective for the year of the offering and each taxable year in which a redemption or exchange of LLC Interests for shares of Class C common stock or cash occurs. As a result, in connection with each such redemption or exchange, Milan Laser Inc. expects to obtain (i) an increase in its proportionate share of the then-existing tax basis of the assets of Milan Parent, LLC and (ii) the Basis Adjustments. We intend to treat such acquisition of LLC Interests as a direct purchase of LLC Interests by Milan Laser Inc. from a Continuing Equity Owner for U.S. federal income and other applicable tax purposes, regardless of whether such LLC Interests are surrendered by a Continuing Equity Owner to Milan Parent, LLC for redemption or sold to Milan Laser Inc. upon the exercise of Milan Laser Inc.’s election to acquire such LLC Interests directly. A Basis Adjustment may have the effect of reducing the amounts that Milan Laser Inc. would otherwise pay in the future to various taxing authorities by increasing Milan Laser Inc.’s depreciation and amortization deductions for tax purposes. The Basis Adjustments may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets.
As described in “The Transactions,” Milan Laser Inc. will acquire the Blocker Company in connection with this offering pursuant to the Blocker Merger. As a result of its acquisition of the Blocker Company, Milan Laser Inc. may be able to use the Blocker Tax Attributes, subject to certain limitations imposed under applicable law, to reduce the amount of tax that Milan Laser Inc. would otherwise be required to pay.
In connection with the transactions described above, Milan Laser Inc. will enter into the Tax Receivable Agreement with Milan Parent, LLC and the TRA Participants. The Tax Receivable Agreement will provide for the payment by Milan Laser Inc. to the TRA Participants of 85% of the amount of tax benefits, if any, that Milan Laser Inc. actually realizes, or in some circumstances is deemed to realize, as a result of the transactions described above, including (i) the Basis Adjustments (i.e., increases in the tax basis of the assets of Milan Parent, LLC and its subsidiaries resulting from any redemptions or exchanges of LLC Interests by the Continuing Equity Owners), (ii) the Blocker Tax Attributes, and (iii) tax basis increases attributable to payments made under the Tax Receivable Agreement and deductions attributable to imputed interest and other payments of interest pursuant to the Tax Receivable Agreement. These Tax Receivable Agreement payments are not conditioned upon any continued ownership interest in either Milan Parent, LLC or Milan Parent Inc. by any TRA Participant. The rights of each Continuing Equity Owner and the Blocker Stockholder under the Tax Receivable Agreement are assignable to transferees of its LLC Interests (other than Milan Laser Inc. as transferee pursuant to subsequent redemptions (or exchanges) of the transferred LLC Interests). Milan Laser Inc. expects to retain the remaining 15% of tax benefits, if any, that it may actually realize.
The tax benefits that Milan Laser Inc. actually realizes (or in some circumstances is deemed to realize), as well as any amounts paid to the TRA Participants under the Tax Receivable Agreement, will vary depending on a number of factors, including:

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the timing of any subsequent redemptions or exchanges — for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of Milan Parent, LLC at the time of each redemption or exchange;

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the price of shares of our Class A common stock at the time of redemptions or exchanges — the Basis Adjustments, as well as any related increase in any tax deductions, is directly related to the price of shares of Class A common stock at the time of each redemption or exchange;

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the extent to which such redemptions or exchanges are taxable — if a redemption or exchange is not taxable for any reason, increased tax deductions will not be available;

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the amount and timing of the utilization of tax attributes — the amount of applicable tax attributes of the Blocker Company at the time of the Blocker Merger and the amount and timing of the utilization of such tax attributes pursuant to applicable law will impact the amount and timing of payments under the Tax Receivable Agreement;

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the amount and timing of our income — the Tax Receivable Agreement generally will require Milan Laser Inc. to pay 85% of the tax benefits as and when those benefits are treated as realized under the terms of the Tax Receivable Agreement. If Milan Laser Inc. does not have taxable income, it generally will not be required (absent a change of control or other circumstances requiring an early termination payment) to make payments under the Tax Receivable Agreement for that taxable year because no tax benefits will have been actually realized. However, any tax benefits that do not result in realized tax benefits in a given taxable year will likely generate tax attributes that may be utilized to generate tax benefits in previous or future taxable years. The utilization of any such tax attributes will result in payments under the Tax Receivable Agreement; and

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applicable tax rates.

In addition, the amount of certain TRA Participants’ tax basis in their LLC Interests at the time of the purchase or exchange, the depreciation and amortization periods that apply to the increases in tax basis, the timing and amount of any earlier payments that Milan Laser Inc. may have made under the Tax Receivable Agreement and the portion of Milan Laser Inc.’s payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis are also relevant factors.
For purposes of the Tax Receivable Agreement, cash savings in income and franchise tax will be computed by comparing Milan Laser Inc.’s actual U.S. federal, state and local income and franchise tax liability to the amount of such taxes that Milan Laser Inc. would have been required to pay (with an assumed tax rate for state and local tax purposes) had there been no Basis Adjustments or Blocker Tax Attributes and had the Tax Receivable Agreement not been entered into. The Tax Receivable Agreement will generally apply to each of Milan Laser Inc.’s taxable years, beginning with the first taxable year ending after the consummation of the offering. There is no maximum term for the Tax Receivable Agreement; however, the Tax Receivable Agreement may be terminated by Milan Laser Inc. pursuant to an early termination procedure that requires Milan Laser Inc. to pay the TRA Participants an agreed upon amount equal to the estimated present value of the remaining payments to be made under the agreement (calculated based on certain assumptions, including regarding tax rates and utilization of the Basis Adjustments and Blocker Tax Attributes).
The payment obligations under the Tax Receivable Agreement are obligations of Milan Laser Inc. and not of Milan Parent, LLC. Although the actual timing and amount of any payments that may be made under the Tax Receivable Agreement will vary, we expect that the payments that Milan Laser Inc. may be required to make to the TRA Participants will be significant. Any payments made by Milan Laser Inc. to TRA Participants under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to Milan Laser Inc. and, to the extent that Milan Laser Inc. is unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts generally will be deferred and will accrue interest until paid by Milan Laser Inc.Milan Laser Inc. will depend on cash distributions from Milan Parent, LLC to make payments under the Tax

Receivable Agreement, and Milan Parent, LLC’s ability to make such distributions may be subject to various limitations and restrictions. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize the Blocker Tax Attributes that are available to us pursuant to the Blocker Merger and are the subject of the Tax Receivable Agreement, we expect that the tax savings associated with the Blocker Tax Attributes would aggregate to approximately $      over 20 years from the date of this offering. Under such scenario, assuming future payments are made on the date each relevant tax return is due, without extensions, we would be required to pay approximately 85% of such amount, or approximately $     , over the 20-year period from the date of this offering. Furthermore, assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the tax savings associated with the Basis Adjustments, the Blocker Tax Attributes and certain other tax benefits related to Milan Laser Inc. making payments under the Tax Receivable Agreement would aggregate to approximately $      over 20 years from the date of this offering based on the assumed initial public offering price of $      per share of our Class A common stock, which is the midpoint of the range set forth on the cover page of this prospectus, and assuming all future redemptions or exchanges would occur one year after this offering. Under such scenario, assuming future payments are made on the date each relevant tax return is due, without extensions, we would be required to pay approximately 85% of such amount, or approximately $      , over the 20-year period from the date of this offering. Any payments made by us to the TRA Participants under the Tax Receivable Agreement will generally reduce the amount of cash that might have otherwise been available to us.
Decisions made by us in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by a TRA Participant under the Tax Receivable Agreement. For example, the earlier disposition of assets following a transaction that results in a Basis Adjustment will generally accelerate payments under the Tax Receivable Agreement and increase the present value of such payments.
The Tax Receivable Agreement provides that if (i) Milan Laser Inc. materially breaches any of its material obligations under the Tax Receivable Agreement, (ii) certain mergers, asset sales, other forms of business combination, or other changes of control were to occur, or (iii) Milan Laser Inc. elects an early termination of the Tax Receivable Agreement, then Milan Laser Inc.’s obligations, or its successor’s obligations, under the Tax Receivable Agreement would accelerate and become due and payable, based on certain assumptions, including an assumption that Milan Laser Inc. would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement.
As a result, (i) Milan Laser Inc. could be required to make cash payments to the TRA Participants that are greater than the actual benefits Milan Laser Inc. ultimately realizes in respect of the tax benefits that are subject to the Tax Receivable Agreement, and (ii) if Milan Laser Inc. elects to terminate the Tax Receivable Agreement early, Milan Laser Inc. would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, Milan Laser Inc.’s obligations under the Tax Receivable Agreement could have a material adverse effect on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. There can be no assurance that Milan Laser Inc. will be able to finance its obligations under the Tax Receivable Agreement.
Payments under the Tax Receivable Agreement will be based on the tax reporting positions that Milan Laser Inc. determines. Although we are not aware of any material issue that would cause the IRS or another taxing authority to challenge a Basis Adjustment or Milan Laser Inc.’s utilization of Blocker Tax Attributes, Milan Laser Inc. will not be reimbursed for any cash payments previously made to any TRA Participant pursuant to the Tax Receivable Agreement if any tax benefits initially claimed by Milan Laser Inc. are subsequently challenged by the IRS or another taxing authority and ultimately disallowed. Instead, in such circumstances, any excess cash payments made by Milan Laser Inc. to a TRA Participant will be netted against any future cash payments that Milan Laser Inc. might otherwise be required to make under the terms of the Tax Receivable Agreement. However, Milan Laser Inc. might not determine that it has effectively made an excess cash payment to the TRA Participant or a tax challenge may not be made by the IRS or another taxing authority for a number of years following the initial time of such payment and, if its tax reporting positions are challenged by the IRS or another taxing authority, Milan Laser Inc. will not be permitted to reduce any future cash payments under the Tax Receivable Agreement until any such challenge is finally settled or determined. If any such position is subject to a challenge by the IRS or another taxing authority, the outcome of which would reasonably be expected to materially affect a recipient’s payments under the Tax Receivable Agreement, then Milan Laser Inc. will not be permitted to settle or fail to contest such challenge without the consent (not to be unreasonably withheld, conditioned or delayed) of representatives of LGP and the Co-founders. No assurance can be given that the IRS or another taxing authority will agree with our tax reporting positions, including the allocation of value among our assets. As a result, it is possible that Milan Laser Inc. could make cash payments under the Tax Receivable Agreement that are substantially greater than Milan Laser Inc.’s actual cash tax savings.
Payments are generally due under the Tax Receivable Agreement within a specified period of time following the filing of Milan Laser Inc.’s tax return for the taxable year with respect to which the payment obligation arises, although interest on such payments generally will begin to accrue at a rate of LIBOR plus 5% from the due date (without extensions) of such tax return. Any late payments that may be made under the Tax Receivable Agreement will continue to accrue interest at LIBOR plus 5% until such payments are made, including any late payments that Milan Laser Inc. may subsequently make because it did not have enough available cash to satisfy its payment obligations at the time at which they originally arose.
Milan Parent, LLC Limited Liability Company Agreement
Agreement in Effect Prior to this Offering
Milan Parent, LLC and the Original Equity Owners are parties to the Second Amended and Restated Limited Liability Company Agreement of Milan Parent, LLC dated as of December 31, 2020, which governs the business operations of Milan Parent, LLC and defines the relative rights and privileges associated with the existing units of Milan Parent, LLC. We refer to this agreement as the “Existing LLC Agreement.” Under the Existing LLC Agreement, the board of directors of Milan Parent, LLC has the sole and exclusive right and authority to manage and control the business and affairs of Milan Parent, LLC, and the day-to-day business operations of Milan Parent, LLC are overseen and implemented by officers of Milan Parent, LLC. Each Original Equity Owner’s rights under the Existing LLC Agreement continue until the effective time of the new Milan Parent, LLC operating agreement to be adopted in connection with this offering, as described below, at which time the Continuing Equity Owners will continue as members that hold LLC Interests with the respective rights thereunder.
Agreement in Effect After this Offering
We will operate our business through Milan Parent, LLC and its subsidiaries. In connection with the consummation of this offering, we and the Continuing Equity Owners will enter into Milan Parent, LLC’s Third Amended and Restated Limited Liability Company Agreement, which we refer to as the “Milan Parent, LLC Limited Liability Company Agreement.” The operations of Milan Parent, LLC, and the rights and obligations of the holders of LLC Interests, will be set forth in the Milan Parent, LLC Limited Liability Company Agreement.
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Appointment as Managing Member.   Under the Milan Parent, LLC Limited Liability Company Agreement, we expect to be elected as the sole managing member of Milan Parent, LLC. As the sole managing member, we will be able to control all of the day-to-day business affairs and decision-making of Milan Parent, LLC without the approval of any other member, unless otherwise stated in the Milan Parent, LLC Limited Liability Company Agreement. As such, we, through our officers and directors, will be responsible for all operational and administrative decisions of Milan Parent, LLC and day-to-day management of Milan Parent, LLC’s business.

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Compensation.   We will not be entitled to compensation for our services as managing member. We will be entitled to reimbursement by Milan Parent, LLC for fees and expenses incurred on behalf of Milan Parent, LLC, including all expenses associated with this offering, any subsequent offering of our Class A common stock, being a public company and maintaining our corporate existence.

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Distributions.   The Milan Parent, LLC Limited Liability Company Agreement will require “tax distributions,” as that term is used in the Milan Parent, LLC Limited Liability Company Agreement, to be made by Milan Parent, LLC to its “Class A members,” as that term is defined in the Milan Parent, LLC Limited Liability Company Agreement. Tax distributions will be made quarterly to each Class A member of Milan Parent, LLC, including Milan Laser Inc., in an amount sufficient to enable such member to timely satisfy all of its U.S. federal, state and local and non-U.S. tax liabilities, and to enable Milan Laser Inc. to meet its obligations pursuant to the Tax Receivable Agreement. These tax liabilities will calculated based on such Class A member’s distributive share of the taxable income of Milan Parent, LLC and using an assumed tax rate. The tax rate used to determine tax distributions will apply regardless of the actual final tax liability of any such member. Tax distributions will also be made only to the extent all distributions from Milan Parent, LLC for the relevant year were otherwise insufficient to enable (i) each member to cover its tax liabilities as calculated in the manner described above and (ii) Milan Laser Inc. to meet its obligations pursuant to the Tax Receivable Agreement. Tax distributions with respect to a Class A member holding Class A LLC Interests will be increased so as to cause all tax distributions with respect to the Class A LLC Interests to be made on a pro rata basis, based on the tax distribution payable to the member who is allocated the largest amount of taxable income on a per-LLC Interest basis. The Milan Parent, LLC Limited Liability Company Agreement will also allow for distributions to be made by Milan Parent, LLC to its members of “available cash,” as that term is defined in the Milan Parent, LLC Limited Liability Company Agreement and in the manner described in the Milan Parent, LLC Limited Liability Company Agreement. We expect Milan Parent, LLC may make distributions of available cash periodically to the extent permitted by our agreements governing our indebtedness and necessary to enable us to cover Milan Laser Inc.’s tax liability and obligations under the Tax Receivable Agreement. Milan Parent, LLC will also make non-pro rata payments to Milan Laser Inc. to reimburse it for corporate and other overhead expenses.

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Transfer Restrictions.   The Milan Parent, LLC Limited Liability Company Agreement generally does not permit transfers of LLC Interests by members, subject to limited exceptions for permitted transferees.

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Maintenance of One-to-one Ratio between Shares of Class A Common Stock and Shares of Class C Common Stock, on the one hand, and Class A LLC Interests Owned by Milan Laser Inc., on the other hand, and One-to-one Ratio between Shares of Class B Common Stock and Class A LLC Interests Owned by the Continuing Equity Owners.   Milan Laser Inc.’s amended and restated certificate of incorporation and the Milan Parent, LLC Limited Liability Company Agreement will require that Milan Laser Inc. at all times maintains a ratio of (x) one Class A LLC Interest owned directly or indirectly by Milan Laser Inc. for each share of Class A common stock and Class C common stock issued by Milan Laser Inc. and (y) one Class A LLC Interest owned by the Continuing Equity Owners for each share of Class B common stock owned by the Continuing Equity Owners.

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Issuance of LLC Interests upon Exercise of Options or Issuance of Other Equity Compensation.   Upon the exercise of options issued by us, or the issuance of other types of equity compensation by us (such as the issuance of restricted or non-restricted stock, payment of bonuses in stock or settlement of stock appreciation rights in stock), we will be required to acquire from Milan Parent, LLC a number of LLC Interests equal to the number of our shares of Class A common stock being issued in connection with the exercise of such options or issuance of other types of equity compensation. When we issue shares of Class A common stock in settlement of stock options granted to persons that are not officers or employees of Milan Parent, LLC or its subsidiaries, we will make, or be deemed to make, a capital contribution in Milan Parent, LLC equal to the aggregate value of such shares of Class A common stock, and Milan Parent, LLC will issue to us a number of LLC Interests equal to the number of shares we issued. When we issue shares of Class A common stock in settlement of stock options granted to persons that are officers or employees of Milan Parent, LLC or its subsidiaries, then we will be deemed to have sold directly to the person exercising such award a portion of the value of each share of Class A common stock equal to the exercise price per share, and we will be deemed to have sold directly to Milan Parent, LLC (or the applicable subsidiary of Milan Parent, LLC) the difference between the exercise price and market price per share for each such share of Class A common stock. In cases where we grant other types of equity compensation to employees of Milan Parent, LLC or its subsidiaries, on each applicable vesting date we will be deemed to have sold to Milan Parent, LLC (or such subsidiary) the number of vested shares at a price equal to the market price per share, Milan Parent, LLC (or such subsidiary) will deliver the shares to the applicable person, and we will be deemed to have made a capital contribution in Milan Parent, LLC equal to the purchase price for such shares in exchange for an equal number of LLC Interests.
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Dissolution.   The Milan Parent, LLC Limited Liability Company Agreement will provide that the consent of the managing member and members holding at least       % of the LLC Interests (excluding those held by the managing member) will be required to voluntarily dissolve Milan Parent, LLC. In addition to a voluntary dissolution, Milan Parent, LLC will be dissolved upon the sale or disposition of all or substantially all of its assets, as well as upon the entry of a decree of judicial dissolution or other circumstances in accordance with Delaware law. Upon a dissolution event, the proceeds of a liquidation will be distributed in the following order: (1) first, to satisfy liabilities owed to creditors of Milan Parent, LLC (including any members who are creditors), and to establish reserves reasonably necessary therefor; (2) second, to the Class A members pro-rata in accordance with their respective Class A percentage ownership interests in Milan Parent, LLC (as determined based on the number of Class A LLC Interests held by a member relative to the aggregate number of all outstanding Class A LLC Interests).

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Indemnification and Exculpation.   The Milan Parent, LLC Limited Liability Company Agreement provides for indemnification of the managing member, members, officers, employees and agents of Milan Parent, LLC and their respective subsidiaries or affiliates. To the extent permitted by applicable law, Milan Parent, LLC will indemnify.

We, as the managing member such persons from and against any losses, claims, damages, liabilities, expenses, judgments, fines settlements or other amounts incurred in connection with its business or affairs, the Milan Parent, LLC Limited Liability Company Agreement or any related document unless they result from such persons not acting in good faith on behalf of the Company or arose as a result of the willful commission by such persons of any act that is dishonest and materially injurious to Milan Parent, LLC, and the authorized officers and other employees and agents of Milan Parent, LLC will not be liable to Milan Parent, LLC, its members or their affiliates for damages incurred by any acts or omissions of these persons performed or omitted in good faith on behalf of Milan Parent, LLC.
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LLC Interest Redemption Right.   The Milan Parent, LLC Limited Liability Company Agreement provides a redemption right to the Continuing Equity Owners, which entitles them to have their LLC Interests redeemed, at the election of each such person, for, at Milan Laser Inc.’s option, as determined by at least of our independent directors (within the meaning of the rules) who are disinterested, newly-issued shares of our Class C common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each LLC Interest redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications). If Milan Laser Inc. decides to make a cash payment, the Continuing Equity Owner has the option to rescind its redemption request within a specified time period. Upon the exercise of the redemption right, the redeeming member will surrender its LLC Interests to Milan Parent, LLC for cancellation. The Milan Parent, LLC Limited Liability Company Agreement requires that Milan Laser Inc. contribute cash or shares of Class C common stock to Milan Parent, LLC in exchange for an amount of newly-issued LLC Interests in Milan Parent, LLC that will be issued to Milan Laser Inc.

equal to the number of LLC Interests redeemed from the Continuing Equity Owner. Milan Parent, LLC will then distribute the cash or shares of Class C common stock to such Continuing Equity Owner to complete the redemption. In the event of such election by a Continuing Equity Owner, Milan Laser Inc. may, at its option, effect a direct exchange of cash or Class C common stock for such LLC Interests in lieu of such a redemption. Whether by redemption or exchange, Milan Laser Inc. is obligated to ensure that at all times the number of Class A LLC Interests that it owns equals the number of shares of Class A common stock and Class C common stock issued by Milan Laser Inc. (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities).
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Amendments.   In addition to certain other requirements, the Milan Parent, LLC Limited Liability Company Agreement may only be amended with the consent of the managing member and members holding at least      % of the LLC Interests (excluding those held by the managing member).

Registration Rights Agreement
We intend to enter into a Registration Rights Agreement with the Continuing Equity Owners and the Blocker Stockholder in connection with this offering. The Registration Rights Agreement will provide the Blocker Stockholder and the Continuing Equity Owners with “demand” registration rights whereby, following our initial public offering and the expiration or waiver of any related lock-up period, such Continuing Equity Owners and Blocker Stockholder can require us to register under the Securities Act the offer and sale of shares of Class A common stock upon conversion of the Class C common stock either held by them or issuable to them, upon redemption or exchange of their LLC Interests. The Registration Rights Agreement will also provide for customary “piggyback” registration rights for all parties to the agreement.
Stockholders Agreement
In addition, the Stockholders Agreement will provide that the parties to such agreement will designate individuals to be included in the slate of nominees recommended by our board of directors for election to our board of directors according to the terms set forth therein, so as to ensure that the composition of our board of directors and its committees complies with the provisions of the Stockholders Agreement related to the composition of our board of directors and its committees. See “Management —  Composition of our Board of Directors.”
Reserved Share Program
At our request,                        , a participating underwriter, has reserved for sale, at the initial public offering price, up to        % of the Class A common stock offered by this prospectus for sale to certain of our directors, officers and employees through a directed share program. See “Underwriting — Reserved Share Program” for more information.
Director and Officer Indemnification and Insurance
Prior to the consummation of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. We have also purchased directors’ and officers’ liability insurance. See “Description of Capital Stock — Limitations on Liability and Indemnification of Officers and Directors.”
Our Policy Regarding Related Party Transactions
Our board of directors will adopt a written related person transaction policy, to be effective upon the closing of this offering, setting forth the policies and procedures for the review and approval or ratification by our audit committee of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person had, has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS
The following table sets forth information with respect to the beneficial ownership of our Class A common stock, Class B common stock and Class C common stock (1) immediately following the consummation of the Transactions (excluding this offering), as described in “Our Organizational Structure” and (2) as adjusted to give effect to this offering, for:
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each person known by us to beneficially own more than 5% of our Class A common stock, our Class B common stock or our Class C common stock;

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each of our directors and director nominees;

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each of our named executive officers; and

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all of our executive officers, directors and director nominees as a group.

Each share of Class A common stock entitles the registered holder to one vote per share and each share of Class B common stock and Class C common stock entitles the registered holder thereof to ten votes per share on all matters presented to stockholders for a vote generally, including the election of directors (for so long as the aggregate number of outstanding shares of our Class B common stock and Class C common stock held by our Co-founders or their permitted transferees represents at least 20% of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share). The Class A common stock, Class B common stock and Class C common stock will vote as a single class on all matters except as required by law or our amended and restated certificate of incorporation.
As described in “Our Organizational Structure” and “Certain Relationships and Related Party Transactions,” each LLC Interest (other than LLC Interests held by us) is redeemable from time to time at each holder’s option for, at our election (determined by at least two or our independent directors (within the meaning of the New York Stock Exchange rules) who are disinterested), newly-issued shares of our Class C common stock on a one-for-one basis, or in connection with a redemption exercised in connection with the closing of this offering, a cash payment equal to price per share for which shares of Class A common stock are sold in this offering less any applicable underwriters’ discounts or commissions and brokers’ fees or commissions, or in connection with a redemption exercised after the closing of this offering, a cash payment equal to a volume weighted average market price of one share of Class A common stock for each LLC Interest so redeemed, in each case, in accordance with the terms of the Milan Parent, LLC Limited Liability Company Agreement; provided that, at our election (determined by at least two of our independent directors (within the meaning of the New York Stock Exchange rules) who are disinterested), we may effect a direct exchange by Milan Laser Inc. of such Class C common stock or such cash, as applicable, for such LLC Interests. The Continuing Equity Owners may, subject to certain exceptions, exercise such redemption right for as long as their LLC Interests remain outstanding. See “Certain Relationships and Related Party Transactions — Milan Parent, LLC Limited Liability Company Agreement.” In connection with this offering, we will issue to each Continuing Equity Owner, in exchange for Class B LLC Interests, one share of Class B common stock for each Class B LLC Interest such Continuing Equity Owner will own, which is equal to the number of Class A LLC Interests held directly or indirectly by such Continuing Equity Owners. As a result, the number of shares of Class B common stock listed in the table below correlates to the number of LLC Interests our Continuing Equity Owners will own immediately after the Transactions. See “Our Organizational Structure.”
The number of shares beneficially owned by each stockholder as described in this prospectus is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, or other rights, including the redemption right described above with respect to each LLC Interest, held by such person that are currently exercisable or will become exercisable within 60 days of           , 2021, are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. The percentage ownership of each individual or entity after giving effect to the Transactions and before this offering is computed on the basis of                 shares of our

Class A common stock outstanding,                 shares of our Class B common stock outstanding and        shares of our Class C common stock outstanding. The percentage ownership of each individual or entity after the Transactions and after this offering is computed on the basis of        shares of our Class A common stock outstanding,                 shares of our Class B common stock outstanding and        shares of our Class C common stock outstanding. The table does not reflect any shares of our Class A common stock that may be purchased in this offering by directors, executive officers or beneficial holders of more than     % of our outstanding common stock through our Reserved Share Program described in “Underwriting — Reserved Share Program.” Unless otherwise indicated, the address of all listed stockholders is 17645 Wright Street, Suite 300; Omaha, NE 68130.
Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.
	Class A Common Stock Beneficially Owned(1)						Class B Common Stock Beneficially Owned						Class C Common Stock Beneficially Owned						Combined Voting Power(2)
	After Giving Effect to the Transactions and Before this Offering		After Giving Effect to the Transactions and After this Offering (No Exercise Option)		After Giving Effect to the Transactions and After this Offering (With Full Exercise Option)		After Giving Effect to the Transactions and Before this Offering		After Giving Effect to the Transactions and After this Offering (No Exercise Option)			After Giving Effect to the Transactions and After this Offering (With Full Exercise Option)	After Giving Effect to the Transactions and Before this Offering		After Giving Effect to the Transactions and After this Offering (No Exercise Option)			After Giving Effect to the Transactions and After this Offering (With Full Exercise Option)	After Giving Effect to the Transactions and After this Offering (No Exercise Option)	After Giving Effect to the Transactions and After this Offering (With Full Exercise Option)
Name of beneficial owner	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%	%	%
5% Stockholders
Green Equity Investors VII, L.P., Green Equity Investors Side VII, L.P., Milan Co-Invest, LLC(3)
Named Executive Officers, Directors and Director Nominees
Shikhar Saxena(4)
Clint Weiler
Elizabeth Allison
Abram Schumacher(5)
J. Kristofer Galashan(3)
Evan Hershberg(3)
Benjamin Funk(3)
Tonya Robinson
Tracey Abbott
All directors, director designees and executive officers as a group (9 persons)

*
Represents beneficial ownership of less than 1%.

(1)
Each LLC Interest (other than LLC Interests held by us is redeemable from time to time at each holder’s option for, at our election (determined by at least           of our independent directors (within the meaning of the New York Stock Exchange rules) who are disinterested), newly-issued shares of our Class C common stock on a one-for-one basis, in connection with a redemption exercised in connection with the closing of this offering, a cash payment equal to price per share for which shares of Class A common stock are sold in this offering less any applicable underwriters’ discounts or commissions and brokers’ fees or commissions, or in connection with a redemption exercised after the closing of this offering, a cash payment equal to a volume weighted average market price of one share of Class A common stock for each LLC Interest so redeemed, in each case, in accordance with the terms of the Milan Parent, LLC Limited Liability Company Agreement; provided that, at our election (determined by at least two of our independent directors (within the meaning of the           rules) who are disinterested), we may effect a direct exchange by Milan Laser Inc. of such Class A common stock or such cash, as applicable, for such LLC Interests. The Continuing Equity Owners may, subject to certain exceptions, exercise such redemption right for as long as their LLC Interests remain outstanding. See “Certain Relationships and Related Party Transactions — Milan Parent, LLC Limited Liability Company Agreement.” In this table, beneficial ownership of LLC Interests has been reflected as beneficial ownership of shares of our Class A common stock for which such LLC Interests may be exchanged. When an LLC Interest is exchanged by a Continuing Equity Owner, a corresponding share of Class B common stock will be cancelled.

(2)
Represents the percentage of voting power of our Class A common stock, Class B common stock and Class C common stock voting as a single class. Each share of Class A common stock entitles the registered holder to one vote per share and each share of Class B common stock and Class C common stock entitles the registered holder thereof to ten votes per share on all matters presented to stockholders for a vote generally, including the election of directors (for so long as the aggregate number of outstanding shares of our Class B common stock and Class C common stock held by our Co-founders or their permitted transferees represents at least 20% of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share). The Class A common stock, Class B common stock and Class C common stock will vote as a single class on all matters except as required by law or our amended and restated certificate of incorporation.
(3)
The registered holders of the referenced shares are investment and holding vehicles organized and managed by Leonard Green & Partners, L.P. (“LGP”). Voting and investment power with respect to the shares of our common stock held by Green Equity Investors VII, L.P., Green Equity Investors Side VII, L.P. and Milan Co-Invest, LLC, or collectively, Green VII, is shared. Messrs. Galashan, Hershberg and Funk may also be deemed to share voting and investment power with respect to such shares due to their positions with LGP, and each disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Each of the foregoing entities’ and individuals’ address is c/o LGP, 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025. For a description of certain relationships between us and LGP, please refer to “Certain Relationships and Related Party Transactions.”

(4)
Consists of shares held by Saxena Milan Aggregator, LLC. As the sole stockholder of Saxena Milan Aggregator, LLC, Mr. Saxena may be deemed to have sole voting and investment power with respect to such securities.

(5)
Consists of shares held by Schumacher Milan Aggregator, LLC. As the sole stockholder of Schumacher Milan Aggregator, LLC, Mr. Schumacher may be deemed to have sole voting and investment power with respect to such securities.

DESCRIPTION OF CAPITAL STOCK
General
At or prior to the consummation of this offering, we will file an amended and restated certificate of incorporation and we will adopt our amended and restated bylaws. Our amended and restated certificate of incorporation will authorize capital stock consisting of:
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      shares of Class A common stock, par value $0.01 per share;

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      shares of Class B common stock, par value $0.01 per share;

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      shares of Class C common stock, par value $0.01 per share; and

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      shares of preferred stock, par value $      per share.

We are selling           shares of Class A common stock in this offering (           shares if the underwriters exercise in full their option to purchase additional shares of our Class A common stock). All shares of our Class A common stock outstanding upon consummation of this offering will be fully paid and non-assessable. We are issuing           shares of Class B common stock to Continuing Equity Owners in connection with the Transactions in exchange for Class B LLC Interests. We are issuing         shares of Class C common stock to the Blocker Stockholder pursuant to the Blocker Merger.
The following summary describes the material provisions of our capital stock. We urge you to read our amended and restated certificate of incorporation and our amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.
Certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of common stock.
Common Stock
Class A Common Stock
Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.
Holders of shares of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.
Upon our dissolution or liquidation, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock, Class B common stock and Class C common stock will be entitled to receive ratable portions of our remaining assets available for distribution.
Holders of shares of our Class A common stock do not have preemptive, subscription, redemption, or conversion rights with respect to such share of Class A common stock. There will be no redemption or sinking fund provisions applicable to the Class A common stock.
Class B Common Stock
Each share of our Class B common stock entitles its holders to ten votes per share on all matters presented to our stockholders generally until the earliest to occur of (i) the aggregate number of outstanding shares of our Class B common stock and Class C common stock held by our Co-founders or their permitted transferees representing less than 20% of the aggregate number of our outstanding shares of common stock, or (ii) the affirmative vote of 75% of the outstanding shares of Class B common stock and Class C common stock, voting together, to reduce the voting rights of Class B common stock and Class C common stock to one vote per share (the events described in (i) and (ii) above, each a ‘‘Sunset Event’’), and thereafter, one vote per share. For purposes here of shares held by Saxena Milan Aggregator, LLC shall be deemed owned by Shikhar Saxena and shares held by Schumacher Milan Aggregator, LLC shall be deemed owned by Abram Schumacher, in each case for so long as such Co-founder retains exclusive voting control with respect to such shares.
Shares of Class B common stock will be issued in the future only to the extent necessary to maintain a one-to-one ratio between the number of LLC Interests held by the Continuing Equity Owners and the Permitted Transferees and the number of shares of Class B common stock issued to the Continuing Equity Owners and the Permitted Transferees. Shares of Class B common stock are transferable only together with an equal number of LLC Interests. See “Certain Relationships and Related Party Transactions — Milan Parent, LLC Limited Liability Company Agreement.” Additionally, pursuant to our amended and restated certificate of incorporation, permitted transfers will include (A) transfers to affiliated entities, (B) transfers among holders of Class B and Class C common stock and their Permitted Transferees in (A) or (C), or (C) with respect to a Co-founder, (i) transfers between the Class B common stock holder, the Co-founder’s family member(s) and permitted entities in clause (ii) below and the estate of such Co-founder or such Co-founder’s family member(s) and (ii) any trust, business entity, charitable entity or plan for the benefit of, owned by or established by, the Class B common stock holder or, as applicable, such Co-founder’s family member(s), so long as, in the case of (i) or (ii), for so long as such shares are entitled to 10 votes per share, such Co-founder has exclusive voting control with respect to the transferred shares of Class B common stock (such transferees under (A), (B) and (C) above, ‘‘Permitted Transferees’’ with respect to such transfer or, which term, when used herein with respect to Class C common stock, shall be deemed to substitute “Class B common stock” for “Class C common stock” mutatis mutandis).
Our amended and restated certificate of incorporation will provide that the transfer of a share of Class B common stock to a person that is not a Permitted Transferee shall be null and void. If not withstanding the transfer restrictions, a person that is not a Permitted Transferee purportedly becomes or attempts to become the owner of any shares of Class B common stock, or if prior to a Sunset Event, the relevant Co-founder ceases to have exclusive voting control with respect to shares of Class B common stock that were transferred to a Permitted Transferee of such Co-founder, such shares of Class B common stock shall not be entitled to ten votes per share but shall be entitled to no vote. Our amended and restated certificate of incorporation will also provide that upon the death or disability of a Co-founder, the shares of Class B common stock held by such Co-founder or such Co-founder’s permitted transferees shall not be entitled to ten votes per share but shall be entitled to one vote per share.
Holders of shares of our Class B common stock will vote together with holders of our Class A common stock and Class C common stock as a single class on all matters presented to our stockholders for their vote or approval, except for certain amendments to our certificate described below or as otherwise required by applicable law or the certificate.
Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon dissolution or liquidation. However, in the event of a separation and distribution or spin-off transaction, holders of Class B common stock shall be entitled to receive a special dividend granting them high-vote common stock in the spun-off entity. Additionally, holders of shares of our Class B common stock do not have preemptive, subscription, redemption, or conversion rights with respect to such shares of Class B common stock. There will be no redemption or sinking fund provisions applicable to the Class B common stock. Any amendment of our amended and restated certificate of incorporation that gives holders of our Class B common stock (1) any rights to receive dividends or any other kind of distribution other than in connection with a dissolution or liquidation, (2) any right to convert into or be exchanged for Class A common stock or (3) any other economic rights will require, in addition to stockholder approval, the affirmative vote of holders of our Class A common stock voting separately as a class.
Upon the consummation of the Transactions, the Continuing Equity Owners will own all outstanding shares of our Class B common stock.

Class C Common Stock
Each share of our Class C common stock entitles its holders to ten votes per share on all matters presented to our stockholders generally. Upon a Sunset Event, shares of Class C common stock will automatically convert to shares of Class A common stock.
Shares of Class C common stock will be issued in the future only to the Continuing Equity Owners and the Permitted Transferees upon the exchange of their Class A LLC Interests (together with a corresponding number of shares of Class B common stock) for Class C common stock, along with the cancellation of such shares of Class B common stock. Upon (i) an issuance or transfer of shares of Class C common stock other than to a Continuing Equity Owner, the Blocker Stockholder or a Permitted Transferee of any of the foregoing or (ii) prior to a Sunset Event, upon the death or disability of the relevant Co-founder or upon such Co-founder ceasing to have exclusive voting control with respect to shares of Class C common stock, in each case, that were transferred to a Permitted Transferee of such Co-founder, such shares will automatically convert to a share of Class A common stock.
Additionally, pursuant to our amended and restated certificate of incorporation, permitted transfers will include transfers to Permitted Transferees as described under “— Class B Common Stock” above.
Holders of shares of our Class C common stock will vote together with holders of our Class A common stock and Class B common stock as a single class on all matters presented to our stockholders for their vote or approval, except for certain amendments to our certificate described below or as otherwise required by applicable law or the certificate.
Upon the consummation of the Blocker Merger, the Blocker Stockholder will own all outstanding shares of our Class C common stock.
Preferred Stock
Upon the consummation of the Transactions and the effectiveness of our amended and restated certificate of incorporation that will become effective immediately prior to the consummation of the Transactions, the total of our authorized shares of preferred stock will be           shares. Upon the consummation of the Transactions, we will have no shares of preferred stock outstanding.
Under the terms of our amended and restated certificate of incorporation that will become effective immediately prior to the consummation of the Transactions, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.
The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock or subordinating the liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.
Voting Rights
Holders of our Class A common stock are entitled to one vote for each share of Class A common stock held on all matters submitted to a vote of stockholders. Holders of our Class B common stock and Class C common stock are entitled to 10 votes for each share of Class B common stock held on all matters submitted to a vote of stockholders other than in circumstances set forth under “— Class B Common Stock” above. All outstanding shares of our Class B common stock will be entitled to only one vote per share and all shares of our Class C common stock will convert to shares of Class A common stock entitled to one vote per share following the earliest of (A) the aggregate number of outstanding shares of our Class B common stock and Class C common stock held by our Co-founders or their Permitted Transferees representing less than 20% of the aggregate number of our outstanding shares of common stock and (B) the affirmative vote of 75% of the outstanding shares of Class B common stock and Class C common stock, voting together, to reduce the voting rights of both of the Class B to one vote per share or convert Class C common stock to Class A common stock (for the avoidance of doubt, no such affirmative vote shall reduce the voting rights of either Class B or Class C common stock to one vote per share (including by way of conversion to shares of Class A common stock) without also reducing the voting rights of the other).
Holders of shares of our Class A common stock, our Class B common stock and our Class C common stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation. Delaware law could require holders of our Class A common stock, Class B common stock or Class C common stock to vote separately as a single class in the following circumstances:
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if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and

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if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment. Approval of holders of at least a 75% of the outstanding shares of our Class B common stock voting as a separate class will be required to increase the number of authorized shares of our Class B common stock, to amend or modify any provision of the amended and restated certificate of incorporation inconsistent with, or otherwise alter, any provision of the amended and restated certificate of incorporation to modify the voting, conversion, or other rights, powers, preferences, privileges, or restrictions of our Class B common stock.

In an election for directors that is not a contested election, as defined in our amended and restated certificate of incorporation, directors will be elected by      of the voting power cast in the election of directors. Abstentions and broker non-votes will not be considered votes cast. In a contested election, directors will be elected by      of the votes cast.
Registration Rights
We intend to enter into a new Registration Rights Agreement with the Continuing Equity Owners and the Blocker Stockholder in connection with this offering pursuant to which such parties will have specified rights to require us to register all or a portion of their shares under the Securities Act. See “Certain Relationships and Related Party Transactions — Registration Rights Agreement.”
Forum Selection
Our amended and restated certificate of incorporation will provide (A) (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws (as either may be amended or restated) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware; and (B) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, the exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act. Our amended and restated certificate of incorporation will also provide that, to the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the foregoing. By agreeing to this provision, however, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.
Dividends
Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon our business prospects, results of operations, financial condition, cash requirements and availability, debt repayment obligations, capital expenditure needs, contractual restrictions, covenants in the agreements governing our current and future indebtedness, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and any other factors our board of directors may consider relevant. Following the completion of this offering, our board of directors may elect to pay cash dividends on our Class A common stock. See “Dividend Policy”.
Anti-Takeover Provisions
Our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect immediately prior to the consummation of the Transactions, will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.
Authorized but Unissued Shares
The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the           rules. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans and, as described under “Certain Relationships and Related Party Transactions — Milan Parent, LLC Limited Liability Company Agreement — Agreement in Effect After this Offering — LLC Interest Redemption Right,” funding of redemptions of LLC Interests. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Classified Board of Directors
Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes, with the classes as nearly equal in number as possible and each class serving three-year staggered terms. Our amended and restated certificate of incorporation will also provide that subject to the rights of the holders of any series of preferred stock then outstanding, for as long as the amended and restated certificate of incorporation provides for a classified board of directors, any director, or the entire board of directors, may otherwise be removed only for cause by an affirmative vote of at least sixty-six and two-thirds percent (66 2∕3%) of the voting power of all the outstanding shares of stock entitled to vote generally in the election of directors, at a meeting duly called for that purpose; provided, however, that the directors appointed pursuant to the Stockholders Agreement may be removed with or without cause in accordance with the terms thereof and the requirements of the DGCL. See “Management — Composition of our Board of Directors.” Stockholders do not have the ability to cumulate votes for the election of directors. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.

Stockholder Action by Written Consent
Our amended and restated certificate of incorporation will provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a written consent is signed by the holders of our outstanding shares of common stock representing not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all outstanding shares of common stock entitled to vote thereon were present and voted.
Special Meetings of Stockholders
Our amended and restated bylaws will provide that only the chairperson of our board of directors or a majority of our board of directors may call special meetings of our stockholders.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
In addition, our amended and restated bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice and duration of ownership requirements and provide us with certain information. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a qualified stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until the next stockholder meeting.
Amendment of Certificate of Incorporation or Bylaws
The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Upon consummation of the Transactions, our bylaws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least two-third of the voting power of all our stockholders. Upon consummation of the Transactions, the affirmative vote of the holders of at least two-third of the voting power of all our stockholders will be required to amend certain provisions of our certificate of incorporation.
Section 203 of the DGCL
Our amended and restated certificate of incorporation will contain a provision opting out of Section 203 of the DGCL. However, our amended and restated certificate of incorporation will contain provisions that are similar to Section 203. Specifically, our amended and restated certificate of incorporation will provide that, subject to certain exceptions, we will not be able to engage in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.
However, under our amended and restated certificate of incorporation LGP and any of their respective affiliates will not be deemed to be interested stockholders regardless of the percentage of our outstanding voting stock owned by them, and accordingly will not be subject to such restrictions.

Limitations on Liability and Indemnification of Officers and Directors
Our amended and restated certificate of incorporation and amended and restated bylaws provide indemnification for our directors and officers to the fullest extent permitted by the DGCL. Prior to the consummation of the Transactions, we intend to enter into indemnification agreements with each of our directors and executive officers that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director.
These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.
Corporate Opportunity Doctrine
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the fullest extent permitted from time to time by Delaware law, we renounce any interest or expectancy that we otherwise would have in, all rights to be offered an opportunity to participate in, any business opportunity that are from time to time may be presented to LGP or its affiliates (other than us and our subsidiaries), and any of its or their respective principals, members, directors, partners, stockholders, officers, employees or other representatives (other than any such person who is also our employee or an employee of our subsidiaries), or any director or stockholder who is not employed by us or our subsidiaries (each such person, an “exempt person”). Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, no exempt person will have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our subsidiaries now engage or propose to engage or (2) otherwise competing with us or our subsidiaries. In addition, to the fullest extent permitted by law, if an exempt person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our subsidiaries, such exempt person will have no duty to communicate or offer such transaction or business opportunity to us or any of our subsidiaries and such exempt person may take any such opportunity for themselves or offer it to another person or entity. The forgoing provisions shall not apply to an opportunity that was expressly offered to an exempt person solely in their capacity as a director, executive officer or employee of us or our subsidiaries. To the fullest extent permitted by Delaware law, no potential transaction or business opportunity may be deemed to be a corporate opportunity of the corporation or its subsidiaries unless (1) we or our subsidiaries would be permitted to undertake such transaction or opportunity in accordance with the amended and restated certificate of incorporation, (2) we or our subsidiaries, at such time have sufficient financial resources to undertake such transaction or opportunity, (3) we or our subsidiaries have an interest or expectancy in such transaction or opportunity, and (4) such transaction or opportunity would be in the same or similar line of our or our subsidiaries’ business in which we or our subsidiaries are engaged or a line of business that is reasonably related to, or a reasonable extension of, such line of business.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of Milan Laser Inc. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company, LLC.
Trading Symbol and Market
We intend to apply to list our Class A common stock on the New York Stock Exchange under the symbol “MLAN.”

DESCRIPTION OF INDEBTEDNESS
2021 Credit Facility
On April 27, 2021, Milan Laser Holdings LLC, as Borrower, entered into a credit agreement consisting of (i) a $235.0 million term loan facility (the “Term Facility”) and (ii) a $20.0 million revolving credit facility (the “Revolver”). The proceeds of the Term Facility were used to refinance the 2019 Facility, to pay a distribution to the equityholders of the company, and for working capital and other general corporate purposes. The Revolver is available for general corporate purposes.
All future borrowings under the Revolver are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties. The Revolver is subject to a 6.00 to 1.00 maximum Total Net Leverage Ratio (as defined in the documentation governing the 2021 Facility) springing financial maintenance covenant, which is tested for each fiscal quarter if when, as of the end of such fiscal quarter, any loans outstanding under the Revolver, together with letters of credit issued and outstanding under the Revolver (other than undrawn letters of credit up to $2.5 million and cash collateralized letters of credit), exceed 35% of the amounts then outstanding under the Revolver (subject to certain exceptions). Proceeds of the loans under the Revolver can be used for working capital and general corporate purposes.
The Borrower is permitted to add one or more incremental Term Loans (“Incremental Term Loans”) and/or one or more incremental commitments under the Revolver (a “Incremental Revolving Commitments”) under the credit agreement governing the 2021 Facility in an amount not to exceed (A) the greater of (i) 100% of closing date Consolidated Adjusted EBITDA (as defined in the documentation governing the 2021 Facility) and (ii) 100% of Consolidated Adjusted EBITDA as of the most recent test date plus (B) unlimited amounts(i) if such incremental loan ranks pari passu in right of security on the collateral with the obligations under the 2021 Facility, the First Lien Net Leverage Ratio (as defined in the documentation governing the 2021 Facility) as of the last day of the most recently ended test period does not exceed 3.50 to 1.00, (ii) if such incremental loan ranks junior in right of security on the collateral to the obligations under the Credit Agreement, the Closing Date Secured Net Leverage Ratio (as defined in the documentation governing the 2021 Facility) as of the last day of the most recently ended test period does not exceed 4.00 to 1.00 and (iii) if such incremental loan is unsecured, Total Net Leverage Ratio (as defined in the documentation governing the 2021 Facility) as of the last day of the most recently ended test period does not exceed 4.00 to 1.00, in each case after giving effect to the incurrence of such Incremental Term Loan or the incurrence of any Incremental Revolving Commitments on a pro forma basis; provided that the aggregate amount of Incremental Revolving Commitments may not exceed $7.0 million.
Interest Rate and Fees
Borrowings under the 2021 Facility bore variable interest of either (i) an “Adjusted Eurodollar Rate” plus 5.00% or (ii) a “Base Rate” plus 4.00%. The “Adjusted Eurodollar Rate” is determined by reference to published LIBOR rates, adjusted for statutory reserves and subject to a minimum rate of 1.0%. The “Base Rate” is defined as the greatest of (i) Fed Funds Rate plus 0.50%, (ii) Adjusted Eurodollar for one month plus 1.00% and (iii) “prime rate” and subject to a minimum rate of 1.00%.
On the last business day of each calendar quarter, the Borrower is required to pay each revolving lender a commitment fee of 0.50% per annum multiplied by the average daily unused commitments under the Revolver.
Amortization; Mandatory Prepayments
The Borrower is required to repay the Term Facility in an amount equal to 1.0% per annum of the initial principal amount of the Term Facility, payable quarterly. The Term Facility requires, among other things, mandatory prepayments with the proceeds of Excess Cash Flow (as defined in the documentation governing the 2021 Facility) on an annual basis commencing with the fiscal year ending December 31, 2022 in an amount dependent on the First Lien Net Leverage Ratio.

Voluntary Prepayments
Voluntary prepayments of the Term Facility and reductions of Revolver commitments are permitted, in whole or in part, with prior notice, without premium or penalty (except Eurocurrency breakage costs and with respect to the Term Facility, a 1.0% prepayment premium upon a Repricing Event (as defined in the documentation governing the 2021 Facility) prior to April 27, 2022), in minimum amounts as set forth in the Credit Agreement. Borrowings under the Term Facility that are repaid may not be reborrowed, but any amounts repaid under the Revolver may be reborrowed.
Collateral and Guarantors
Indebtedness under the 2021 Facility is guaranteed, on a joint and several basis, by Milan Intermediate LLC and all of the Borrower’s material wholly-owned U.S. subsidiaries, subject to customary exceptions for excluded subsidiaries, and is secured by a first priority security interest in substantially all of the Borrower and the guarantors’ existing and future property and assets, including accounts receivable, inventory, equipment, general intangibles, IP, investment property, other personal property, cash and proceeds of the foregoing.
Restrictive Covenants and Other Matters
In addition to the financial maintenance covenant described above, which applies for the benefit of the lenders under the Revolver only, the Credit Agreement includes negative covenants restricting or limiting the ability of the Borrower and its restricted subsidiaries, to, among other things:
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sell assets,

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alter the business that they conduct,

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engage in mergers, acquisitions and other business combinations,

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declare dividends or redeem or repurchase their equity interests,

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incur additional indebtedness or guarantees,

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make restricted payments,

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make loans and investments,

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incur liens,

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enter into transactions with affiliates,

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prepay any junior debt, and

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modify or waive certain material agreements and organizational documents.

Such negative covenants are subject to customary and other agreed-upon exceptions. The Credit Agreement contains certain customary representations and warranties, affirmative covenants and events of default.
As of June 30, 2021, we were in compliance with the terms of the Credit Agreement.

SHARES ELIGIBLE FOR FUTURE SALE
Immediately prior to this offering, there was no public market for our Class A common stock. Future sales of substantial amounts of Class A common stock in the public market (including shares of Class A common stock issuable upon conversion from shares of Class C common stock of the Continuing Equity Owners and the Blocker Stockholder that is either held by them or issuable to them upon redemption or exchange of their LLC Interests), or the perception that such sales may occur, could adversely affect the market price of our Class A common stock. Although we intend to apply to have our Class A common stock listed on the New York Stock Exchange, we cannot assure you that there will be an active public market for our Class A common stock.
Upon the closing of this offering, we will have outstanding an aggregate of        shares of Class A common stock, assuming the issuance of        shares of Class A common stock offered by us in this offering. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement, and any Class A common stock purchased by our directors, officers and employees pursuant to our Reserved Share Program shall be subject to the lock-up agreements as described below under “— Lock-Up Agreements.”
In addition, each LLC Interest held directly or indirectly by our Continuing Equity Owners will be redeemable, at the election of each Continuing Equity Owner, for, at our election determined by at least        of our independent directors (within the meaning of the the New York Stock Exchange rules) who are disinterested, newly-issued shares of our Class C common stock on a one-for-one basis, a cash payment equal to price per share for which shares of Class A common stock are sold in this offering less any applicable underwriters’ discounts or commissions and brokers’ fees or commissions, or in connection with a redemption exercised after the closing of this offering, a cash payment equal to a volume weighted average market price of one share of Class A common stock for LLC Interest so redeemed, in each case, in accordance with the terms of the Milan Parent, LLC Limited Liability Company Agreement; provided that, at our election determined by at least        of our independent directors (within the meaning of the the New York Stock Exchange rules) who are disinterested), we may effect a direct exchange by Milan Laser Inc. of such Class C common stock or such cash, as applicable, for such LLC Interests. The Continuing Equity Owners may, subject to certain exceptions, exercise such redemption right for as long as their LLC Interests remain outstanding. See “Certain Relationships and Related Party Transactions — Milan Parent, LLC Limited Liability Company Agreement.” Upon consummation of the Transactions, our Continuing Equity Owners will hold        LLC Interests, all of which will be exchangeable for shares of our Class C common stock. The shares of Class C common stock we issue upon such exchanges would be “restricted securities” as defined in Rule 144 unless we register such issuances. However, we will enter into a Registration Rights Agreement with the Continuing Equity Owners and the Blocker Stockholder that will require us, subject to customary conditions, to register under the Securities Act these shares of Class A common stock. See “Certain Relationships and Related Party Transactions — Registration Rights Agreement.”
Lock-Up Agreements
We, our officers and directors, the Continuing Equity Owners and the Blocker Stockholder have agreed that, without the prior written consent of Goldman Sachs & Co. LLC and Jefferies LLC, we and they will not, subject to certain exceptions, during the period ending 180 days after the date of this prospectus:
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offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of our Class A common stock, or any options or warrants to purchase any shares of our Class A common stock, or any securities convertible into, or exchangeable for, or that represent the right to receive, shares of our Class A common stock;

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engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to, or which reasonably could be expected to lead to, or result in, a sale, loan, pledge or other disposition of shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, whether any transaction described above is to be settled by delivery of our Class A common stock or such other securities, in cash or otherwise;
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otherwise publicly announce any intention to engage in or engage in or cause any action or activity described above or transaction or arrangement described above; or

•
make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for shares of common stock.

Goldman Sachs & Co. LLC and Jefferies LLC, in their sole discretion as representatives, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. In certain circumstances, the release of shares of common stock from the lock-up restrictions described above will trigger a pro rata release of shares of common stock held by certain other holders. These agreements are subject to certain exceptions. See “Underwriting.”
In addition, certain of our employees who hold phantom equity awards, including certain of our executive officers, have entered into lock-up agreements in substantially the same form as the lock-up agreements with the underwriters as further described in the section titled “Executive Compensation — Share-Based Compensation.”
Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.
Rule 144
In general, a person who has beneficially owned our Class A common stock that are restricted shares for at least six months would be entitled to sell such securities, provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (2) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned our Class A common stock that are restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three month period only a number of securities that does not exceed the greater of either of the following:
•
1% of the number of our Class A common stock then outstanding; or

•
the average weekly trading volume of our Class A common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale; provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Rule 701
In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of the registration statement of which this prospectus forms a part is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. Our affiliates can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.
Equity Plans
We may file one or more registration statements on Form S-8 under the Securities Act to register shares of Class A common stock issuable under our 2021 Incentive Award Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements would be available for sale in the open market following the expiration of the applicable lock-up period.
Registration Rights
See “Certain Relationships and Related Party Transactions — Registration Rights Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
TO NON-U.S. HOLDERS OF CLASS A COMMON STOCK
The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our Class A common stock.
This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:
•
U.S. expatriates and former citizens or long-term residents of the United States;

•
persons holding our Class A common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•
banks, insurance companies, and other financial institutions;

•
brokers, dealers or traders in securities;

•
“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•
partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•
tax-exempt organizations or governmental organizations;

•
persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•
persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•
tax-qualified retirement plans;

•
“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•
persons subject to special tax accounting rules as a result of any item of gross income with respect to our Class A common stock being taken into account in an applicable financial statement.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Definition of a Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is neither a “U.S. person” nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
•
an individual who is a citizen or resident of the United States;

•
a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•
an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions
As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our Class A common stock in the foreseeable future. However, if we do make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “— Sale or Other Taxable Disposition.”
Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.
Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Sale or Other Taxable Disposition
A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:
•
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•
the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•
our Class A common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our Class A common stock, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our Class A common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our Class A common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.
Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Payments of dividends on our Class A common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our Class A common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of our Class A common stock, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

UNDERWRITING
We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered by us. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and Jefferies LLC are the representatives of the underwriters.
Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Jefferies LLC
Total
The underwriters are committed to take and pay for all of the shares being offered by us, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
The underwriters have an option to buy up to an additional           shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days after the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                 additional shares, as applicable.
Paid by the Company
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
We and our officers, directors, and holders of substantially all of our common stock, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC and Jefferies LLC.
Prior to this offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.
We intend to apply to list our common stock on the New York Stock Exchange under the symbol “MLAN.”
In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.
We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $      . We have also agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with the offering, in an amount not to exceed $      .
We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.
Reserved Share Program
At our request,                        , a participating underwriter, has reserved for sale, at the initial public offering price, up to    % of the Class A common stock offered by this prospectus for sale to certain of our directors, officers and employees through a directed share program. If these persons purchase reserved shares, it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.
Selling Restrictions
European Economic Area
In relation to each Member State of the European Economic Area (each a “Relevant Member State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Regulation, except that it may make an offer to the public in that Relevant State of any shares at any time under the following exemptions under the Prospectus Regulation:
(a)
to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

(c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and us that it is a qualified investor within the meaning of Article 2(e) of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
United Kingdom
In relation to the United Kingdom, no shares have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares that either (i) has been approved by the Financial Conduct Authority, or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provision in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that offers of shares may be made to the public in the United Kingdom at any time under the following exemptions under the UK Prospectus Regulation:
(a)
to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

(c)
in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (as amended, “FSMA”),

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the Underwriters and us that it is a qualified investor within the meaning of Article 2 of the UK Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase shares of our common stock, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
In addition, this prospectus is only being distributed to, and is only directed at, and any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with, persons who are outside the United Kingdom or persons in the United Kingdom (i) having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) who are high net worth entities falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Persons who are not relevant persons should not take any action on the basis of this prospectus and should not act or rely on it.
Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”)
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.
Singapore Securities and Futures Act Product Classification — Solely for the purposes of its obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the common shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018).
Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

LEGAL MATTERS
The validity of the shares of Class A common stock offered hereby will be passed upon for us by Latham & Watkins LLP. The validity of the shares of Class A common stock offered hereby will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.
EXPERTS
The consolidated financial statements of Milan Parent, LLC as of December 31, 2020 and 2019, and for the year ended December 31, 2020, the period from June 24, 2019 to December 31, 2019 (Successor period), and the period from January 1, 2019 to June 23, 2019 (Predecessor period), have been included herein in this prospectus and registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
The financial statement of Milan Laser Inc. as of August 3, 2021, has been included herein in this prospectus and registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed with the registration statement. For further information about us and the Class A common stock offered hereby, we refer you to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.
Upon the closing of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. The SEC also maintains an internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that site is www.sec.gov. We also maintain a website at www.milanlaser.com, through which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or accessible through, our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Report of Independent Registered Public Accounting Firm
To the Stockholder and Board of Directors
Milan Laser Inc.:
Opinion on the Financial Statements
We have audited the accompanying balance sheet of Milan Laser Inc. (the Company) as of August 3, 2021, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of August 3, 2021, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
The financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.
/s/ KPMG LLP
We have served as the Company’s auditor since 2020.
Omaha, Nebraska
August 12, 2021

Milan Laser Inc.
Balance Sheet
(dollars in actuals)
As of August 3rd, 2021
Assets
Current assets:
Cash	$1
Total assets	$1
Commitments and contingencies
Stockholder’s equity:	$1
Common stock, $0.01 par value, 100 shares authorized, issued and outstanding
Total stockholder’s equity	$1
See accompanying notes to balance sheet.

Milan Laser Inc.
Notes to Balance Sheet
Note 1:   Nature of Business and Basis of Presentation
Nature of Business
Milan Laser, Inc. (the “Company”) was incorporated in Delaware on July 21, 2021. Pursuant to a reorganization into a holding company structure, the Company will be a holding company and its principal asset will be a controlling equity interest in Milan Parent, LLC (“Milan Parent”), formerly known as Milan Laser Holdings, LLC. As the sole managing member of Milan Parent, the Company will operate and control all of the business and affairs of Milan Parent, and through Milan Parent and its subsidiaries, conduct its business.
Basis of Presentation
The balance sheet is presented in accordance with accounting principles generally accepted in the United States. Separate statements of income, comprehensive income, changes in stockholder’s equity, and cash flows have not been presented because the Company has not engaged in any activities except in connection with its formation.
Note 2:   Summary of Significant Accounting Policies
Cash
All cash as of the balance sheet date was cash on hand held in deposit, and is carried at fair value, which approximates carrying value.
Income Taxes
The Company is treated as a subchapter C corporation, and therefore, is subject to both federal and state income taxes. Milan Parent continues to be recognized as a limited liability company, a pass-through entity for income tax purposes.
Note 3:   Commitments and Contingencies
The Company may be subject to legal proceedings that arise in the ordinary course of business. There are currently no material proceedings to which the Company is a party, nor does the Company have knowledge of any proceedings threatened against it.
Note 4:   Stockholder’s Equity
On August 3, 2021, the Company was authorized to issue 100 shares of common stock, $0.01 par value. On August 3, 2021, the Company issued 100 shares of common stock for $1, all of which were owned by Dr. Shikhar Saxena.
Note 5:   Subsequent Events
The Company has evaluated subsequent events through August 12, 2021, the date on which the balance sheet was available for issuance, and is not aware of any subsequent events that would require recognition or disclosure in the financial statement.

Report of Independent Registered Public Accounting Firm
To the Members and Board of Directors
Milan Parent, LLC:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Milan Parent, LLC and subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, members’ equity (deficit), and cash flows for the year ended December 31, 2020, the period from June 24, 2019 to December 31, 2019 (Successor period) and the period from January 1, 2019 to June 23, 2019 (Predecessor period), and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the year ended December 31, 2020, the period from June 24, 2019 to December 31, 2019 (Successor period) and the period from January 1, 2019 to June 23, 2019 (Predecessor period), in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG LLP
We have served as the Company’s auditor since 2020.
Omaha, Nebraska
August 12, 2021

MILAN PARENT, LLC and SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2020 and 2019
(in thousands)
	2020	2019
ASSETS
Cash and cash equivalents	$17,331	$7,467
Current portion of financed services receivable, net	14,045	6,286
Contract cost asset, current	1,231	582
Prepaid expenses and other current assets	2,932	833
Total current assets	35,539	15,168
Property and equipment, net	18,808	11,009
Financed service receivable, noncurrent	8,572	4,196
Goodwill	23,054	23,054
Intangible assets, net	198,625	209,375
Contract cost asset, long-term	394	154
Other noncurrent assets	457	265
Total assets	$285,449	$263,221
LIABILITIES AND MEMBERS’ EQUITY
Accounts payable	$58	$352
Accrued payroll liabilities	1,668	1,345
Current portion of deferred revenue	27,634	14,143
Allowance for returns	3,791	2,229
Accrued expenses	243	393
Credit card and other payables	2,059	65
Other current liabilities	194	21
Total current liabilities	35,647	18,548
Long-term portion of deferred revenue	9,234	4,699
Lease and other long-term liabilities	2,893	489
Total liabilities	47,774	23,736
Members’ Equity:
Class A units (issued and outstanding units of 247,631, authorized of 266,270 at December 31, 2020 and 2019)	247,631	247,631
Additional paid-in-capital	267	79
Retained earnings (deficit)	(10,223)	(8,225)
Total members’ equity	237,675	239,485
Total liabilities and members’ equity	$285,449	$263,221
The accompanying notes are an integral part of these consolidated financial statements

MILAN PARENT, LLC and SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
(in thousands, except share and per share information)
	Year Ended December 31, 2020	Successor Period from June 24, 2019 to December 31, 2019	Predecessor Period from January 1, 2019 to June 23, 2019
Net Revenues, net of refunds and financing fees	$70,105	$25,591	$17,699
Cost of Sales (excludes depreciation and amortization shown below)	8,835	3,008	2,128
Selling, general and administrative expenses	50,625	23,083	23,133
Depreciation and amortization	12,534	6,288	429
Loss on disposal property and equipment	37	29	—
Acquisition related transaction costs	—	—	12,960
Total operating expense	63,196	29,400	36,522
Operating loss	(1,926)	(6,817)	(20,951)
Other expense (income):
Loss on debt extinguishment	—	—	2,017
Interest expense	114	26	1,236
Other (income)	(42)	(70)	(27)
Total other expense (income)	72	(44)	3,226
Net loss	$(1,998)	$(6,773)	$(24,177)
Net loss per share Class A Unit holders – basic	$(8.07)	$(27.35)	$(120,887)
Net loss per share Class A Unit holders – diluted	$(8.07)	$(27.35)	$(120,887)
Weighted-average units used in computing net loss per Class A Unit – basic	247,631	247,631	200
Weighted-average units used in computing net loss per Class A Unit – diluted	247,631	247,631	200
The accompanying notes are an integral part of these consolidated financial statements

MILAN PARENT, LLC and SUBSIDIARIES
CONSOLIDATED STATEMENTS of MEMBERS’ EQUITY (DEFICIT)
(in thousands)
	Members’ Equity (Deficit) (Predecessor)	Class A Units		Additional Paid-in Capital	Retained Earnings (Deficit) (Successor)	Total Members’ Equity (Deficit)
		Units	Amount
Predecessor balance at December 31, 2018	$(31,334)	—	$—	$—	$—	$(31,334)
Adoption of new accounting guidance – ASC 606	4,482	—	—	—	—	4,482
January 1, 2019 opening balance	(26,852)	—	—	—	—	(26,852)
Loss from operations	(24,177)	—	—	—	—	(24,177)
Predecessor balance, June 23, 2019	$(51,029)	$—	$—	$—	$—	$(51,029)
Successor balance, June 24, 2019	$—	242	$241,652	$—	$(1,452)	$240,200
Compensation expense in connection with equity-based awards	—	—	—	79	—	79
Loss from operations	—	—	—	—	(6,773)	(6,773)
Member contributions	—	6	5,979	—	—	5,979
Successor balance, December 31, 2019	$—	248	$247,631	$79	$(8,225)	$239,485
Loss from operations	—	—	—	—	(1,998)	(1,998)
Compensation expense in connection with equity-based awards	—	—	—	188	—	188
Balance at December 31, 2020	$—	248	$247,631	$267	$(10,223)	$237,675
The accompanying notes are an integral part of these consolidated financial statements

MILAN PARENT, LLC and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
	Year ended December 31, 2020	Successor Period from June 24, 2019 to December 31, 2019	Predecessor Period from January 1, 2019 to June 23, 2019
Cash flows from operating activities:
Net loss	$(1,998)	$(6,773)	$(24,177)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	1,784	663	429
Amoritzation of intangible assets	10,750	5,625	—
Provision for losses on doubtful accounts	1,220	279	729
Equity-based compensation	188	79	—
Loss on disposal property and equipment	37	29	—
Amortization of debt discount and issuance costs	—	—	1,741
Change in fair value of warrant liability	—	—	8,014
Changes in operating assets and liabilities:
Financed services receivable, net	(13,355)	(3,466)	(2,599)
Contract cost assets	(889)	(736)	(198)
Prepaid expenses and other current assets	(2,099)	189	(348)
Accounts payable	(294)	(500)	550
Accrued payroll liabilities	323	797	(199)
Deferred revenues	18,026	7,537	5,557
Allowance for returns	1,562	538	557
Other assets and liabilities	4,421	(2,219)	14,121
Net cash provided by operating activities	19,676	2,042	4,178
Cash flows from investing activities:
Purchase of property and equipment	(9,620)	(2,354)	(3,362)
Changes in security deposits	(192)	(55)	(58)
Acquisition of business, net of cash received	—	(142,436)	—
Net cash provided by (used in) investing activities	(9,812)	(144,845)	(3,420)
Cash flows from financing activities:
Borrowings under revolving credit facility	10,011	—	—
Repayments under revolving credit facility	(10,011)	—	—
Repayments of long-term debt	—	—	(55)
Member contribution	—	5,979	—
Proceeds from capitalization	—	142,518	—
Net cash provided by financing activities	—	148,497	(55)
Net change in cash and cash equivalents	9,864	5,694	703
Cash and cash equivalents, beginning of period	7,467	1,773	1,070
Cash and cash equivalents, end of period	$17,331	$7,467	$1,773
Supplemental cash flow information:
Cash paid during the period for interest	$108	$171	$245
Equity issuance as part of the LGP transaction		$99,052
The accompanying notes are an integral part of these consolidated financial statements

MILAN PARENT, LLC and SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2020 and 2019
1. Description of Business and Summary of Significant Accounting Policies
Milan Parent, LLC (Formerly Milan Laser Holdings LLC) and Subsidiaries, (collectively, “the Company”), provides laser hair removal services at over 125 locations across the United States as of June 2021.
The Company was founded in 2012 and is headquartered in Omaha, Nebraska. The Company’s primary service offering is a laser hair removal program which allows patients to schedule hair removal treatments until they are satisfied that they have achieved permanent hair free status for their body area(s) of choice.
The following is a summary of locations operated by the Company as of and for the years ended December 31, 2020 and 2019 respectively:
	2020	2019
Locations as of January 1	70	40
New locations opened	38	30
Total locations	108	70
Principles of Combination, Consolidation
The Consolidated Financial Statements include the accounts of the Company. All intercompany accounts and transactions have been eliminated in consolidation.
The Company experienced a change in control in June 2019 following the acquisition of a controlling interest in the Company by an affiliate entity of Leonard Green & Partners (“LGP”). As such, the period from January 1, 2019 to June 23, 2019 (the “Predecessor Period”) reflects the results of Milan Laser Holdings, LLC and its affiliates (the “Predecessor”). The period from June 24, 2019 through December 31, 2019, (the “Successor Period”) and the fiscal year ended December 31, 2020 (“FY 20”) reflect the consolidated results of the Company (the “Successor”). As a result of the application of the acquisition method of accounting as of the closing date of the acquisition by LGP, the accompanying Consolidated Financial Statements include a black line division which indicates that the Predecessor and Successor reporting entities shown are presented on a different basis and are therefore, not comparable. See Notes 2 and 11 for further information.
Use of Estimates
The preparation of the Consolidated Financial Statements in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting periods. On an ongoing basis, management evaluates its estimates. Such estimates include, but are not limited to revenue recognition, stock-based compensation expense, refund reserves, allowance for doubtful receivables, the fair value of assets and liabilities associated with the business combination, the assessment of the recoverability of identified intangible assets, goodwill impairment testing, contingencies, the fair value of the warrant liability and income taxes. Management bases its estimates on historical experience and on various other market-specific and relevant assumptions that management believes to be reasonable under the circumstances. Actual results could materially differ from those estimates.

MILAN PARENT, LLC and SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the Years Ended December 31, 2020 and 2019
1. Description of Business and Summary of Significant Accounting Policies (Continued)
COVID-19
In March 2020, the World Health Organization recognized the COVID-19 outbreak as a global pandemic. The COVID-19 pandemic and government actions implemented to contain further spread of COVID-19 have severely restricted economic activity around the world. The full extent of the impact of the pandemic on our business, key metrics, and results is uncertain. The Company continues to monitor the impact of the COVID-19 outbreak on our operations and workforce.
Emerging Growth Companies
The Company is an “emerging growth company,” as defined in Section 2 (a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, the Company may take advantage of certain exemptions from various reporting requirements that are applicable to other public business entities that are not emerging growth companies including, but not limited to, exemption from compliance with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 102(b)(1) of the JOBS Act allows emerging growth companies to delay compliance with new or revised accounting standards until the time that such standards become effective for private companies.
Segment Reporting
The Company evaluates performance internally and manages the business on the basis of one operating segment. All of the Company’s identifiable assets are located in the United States.
Variable Interest Entities
The Consolidated Financial Statements include the accounts of variable interest entities (“VIEs”) in which the Company is the primary beneficiary.
Where required by state law, medical practices are organized into a Professional Corporation (P.C.), Physician Assistant (P.A.), Professional Service Corporation (P.S.C.) or Service Corporation (S.C.), (each, an “Affiliate” and collectively, the “Affiliates”). Such Affiliates are not owned by the Company but by the Chief Medical Officer (“CMO”), as the sole shareholder. Although the Company cannot own a practice, they do have the ability to exercise control over the Affiliate through its ability to force the Affiliate’s sole shareholder to sell its share to another qualified licensed physician, identified specifically by the Company as part of its Management Service Agreement (“MSA”) with the Affiliate. This agreement gives the Company the right to terminate the CMO at will. In addition, the MSA between the Company and the Affiliate is executed on behalf of each Affiliate by the CMO.
In return for providing the agreed upon services in the MSA, an Affiliate pays the Company an annual management fee equal to the Affiliate’s revenues net of refunds, Affiliate expenses and the Company’s management expenses.
The MSA gives the Company the authority to manage the Affiliate’s non-medical day-to-day operations and in return, receive all revenues greater than the sum of the Affiliate’s expenses and any expenses incurred by the Company in administering the MSA. Through the MSA and its power of attorney to terminate the CMO at will, the Company controls the Affiliates.

MILAN PARENT, LLC and SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the Years Ended December 31, 2020 and 2019
1. Description of Business and Summary of Significant Accounting Policies (Continued)
As such, the Company has determined that it is the primary beneficiary of the Affiliates through (a) control and (b) the risk and reward of control. The Company has the power to direct the activities that most significantly impact a VIE’s economic performance. Additionally, the Company would absorb all of any expected losses from these entities should any expenses incurred exceed the revenues received by the Affiliate.
As a VIE for which the Company is the primary beneficiary, each Affiliate’s financial results consolidate into the Company’s Consolidated Financial Statements.
At December 31, 2020, the VIEs included 15 Affiliates:
Milan Laser Colorado, P.C.	Milan Laser North Carolina Doctors, P.C.
Milan Laser Illinois Doctors, P.C.	Milan Laser North Dakota Doctors, P.C.
Milan Laser Indiana Doctors, P.C.	Milan Laser Pennsylvania, P.C.
Milan Laser Kansas Doctors, P.A.	Milan Laser South Dakota, P.C.
Milan Laser Kentucky, P.S.C.	Milan Laser Texas Doctors, P.A.
Milan Laser Maine Doctors, P.C.	Milan Laser Tennessee Doctors, P.C.
Milan Laser Michigan, P.C.	Milan Laser Wisconsin, S.C.
Milan Laser Minnesota, P.C.
At December 31, 2019, the VIEs included 12 Affiliates:
Milan Laser Colorado, P.C.	Milan Laser Minnesota, P.C.
Milan Laser Indiana Doctors, P.C.	Milan Laser North Dakota Doctors, P.C.
Milan Laser Kansas Doctors, P.A.	Milan Laser Pennsylvania, P.C.
Milan Laser Kentucky, P.S.C.	Milan Laser South Dakota, P.C.
Milan Laser Maine Doctors, P.C.	Milan Laser Tennessee Doctors, P.C.
Milan Laser Michigan, P.C.	Milan Laser Wisconsin, S.C.
At December 31, 2020 and 2019, the total assets of the Consolidated VIEs included in the accompanying Consolidated Balance Sheets were $27.8 million and $15.8 million, respectively, and the total liabilities of the Consolidated VIEs were $33.6 million and $19.9 million, respectively.
The Company received $29.7 million, $9.4 million and $2.4 million in management fees from the VIEs during FY20, the Successor Period and the Predecessor Period, respectively. These management fees are eliminated upon consolidation.
Cash and Cash Equivalents
The Company considers all highly liquid investments with maturities of 90 days or less at the date of purchase to be cash equivalents. The Company invests its cash in income-producing investments. Cash equivalents consist of temporary cash investments in various interest-bearing accounts. Cash and cash equivalents are recorded at cost, which approximates fair value.
Financed Services Receivable and Allowance for Doubtful Receivables
The Company extends financing to certain customers to pay for their services (“Financed Services Receivables”). These Financed Services Receivables are uncollateralized customer obligations due under normal trade terms requiring monthly installment payments generally over the course of 24 months, unless separately stated in the agreement with the customer.

MILAN PARENT, LLC and SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the Years Ended December 31, 2020 and 2019
1. Description of Business and Summary of Significant Accounting Policies (Continued)
Financed Services Receivables are carried at original contract amount less an estimate for doubtful receivables based on a review of all outstanding amounts on a periodic basis and are written off when deemed uncollectible. Management determines the allowance for doubtful receivables by regularly evaluating individual receivables and considering a customer’s financial condition, credit history, and current economic conditions. Recoveries of receivables previously written off are recorded when received. The balance of the doubtful receivables allowance was $2.5 million and $1.3 million as of December 31, 2020 and 2019, respectively.
Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the life of the lease or the asset, whichever is shorter. Assets are recorded at cost and no depreciation is recorded until the assets are placed in service. Upon sale or retirement of assets, the cost and related accumulated depreciation or amortization are removed from the Consolidated Balance Sheets and the resulting gain or loss is recognized in the Consolidated Statement of Operations and Comprehensive Loss. Maintenance and repairs are expensed as incurred.
Estimated useful lives for major property and equipment are:
Years
Equipment	3 – 5
Furniture and Fixtures	5 – 7
Laser Equipment	10
Leasehold Improvements	5 – 10
Software	3
Vehicles	5
Goodwill
Goodwill represents the excess of the purchase price of an acquired business over the fair value of the underlying net tangible and intangible assets. The Company completes its annual impairment testing in early October during the Company’s fourth fiscal quarter, or more frequently if changes in circumstances indicate that the carrying amount may not be recoverable. The Company has determined that it operates its business as one reporting unit.
During FY20, the Company utilized the simplified test for goodwill impairment under ASC 350 — Intangibles — Goodwill and Other, consisting of a qualitative assessment of impairment to determine if it was more likely than not that the fair value of the reporting unit was less than its carrying amount, and if so, whether a subsequent quantitative assessment to identify and measure the amount of goodwill impairment to be recognized, if any, was required. The Company did not record any goodwill impairment charges in the years ended December 31, 2020 and 2019.
Leases
The Company accounts for leases in accordance with ASC 840 — Leases. The Company is required to assess leases and determine whether they are classified as either capital or operating leases from the inception date. If the lease terms meet one or all of the following four criteria, it will be classified as a capital lease, otherwise, as an operating lease: (1) the lease transfers the title to the lessee at the end of the term; (2) the lease contains a bargain purchase option; (3) the lease term is equal to

MILAN PARENT, LLC and SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the Years Ended December 31, 2020 and 2019
1. Description of Business and Summary of Significant Accounting Policies (Continued)
75% of the estimated economic life of the leased property or more; (4) the present value of the minimum lease payment in the term equals or exceeds 90% of the fair value of the leased property. All of the Company’s leases are operating leases.
Rent expense for operating leases, which may have rent escalation provisions or rent holidays, is recorded on a straight-line basis over the noncancelable lease period. The difference between rent expensed and rent paid is recorded as deferred rent. Lease incentives received from landlords are recorded as a deferred rent credit and amortized to rent expense over the term of the lease. Leasehold improvements are capitalized and amortized over the shorter of the useful life or the term of the lease.
Intangible Assets and Long-Lived Asset
The Company evaluates the recoverability of the carrying value of intangible assets and long-lived assets annually or more frequently if changes in circumstances indicate the carrying amount may not be recoverable. If indicators are present, the Company performs a recoverability test by comparing the estimated undiscounted future cash flows attributable to the long-lived asset group in question to its carrying amount. If the undiscounted estimated future cash flows are less than the carrying amount of the long-lived asset, the asset’s cost is adjusted to fair value and an impairment loss is recognized. The Company did not record any intangible or long-live asset impairment charges in the years ended December 31, 2020 and 2019.
Other Intangible Assets
Other intangible assets include trade names which were created as part of the LGP transaction in 2019 (See Notes 2 and 12). Finite-lived intangible assets are amortized over their useful lives. The useful life of the trade names is 20 years.
Fair Value Measurements
The Company applies fair value accounting for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the Consolidated Financial Statements on a recurring basis. ASC 820 — Fair Value (“ASC 820”) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities measured at fair value are classified using the following hierarchy, which is based upon the transparency of inputs to the valuation at the measurement date:
•
Level 1:   Quoted market prices in active markets for identical assets or liabilities.

•
Level 2:   Inputs, other than Level 1, that are either directly or indirectly observable.

•
Level 3:   Unobservable inputs developed using the Company’s estimates and assumptions which reflect those that market participants would use.

The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement.
As of December 31, 2020 and 2019, the Company’s financial instruments consist primarily of cash equivalents, accounts payable, and borrowings, if any, under a line of credit. In addition to the foregoing, during the year ended December 31, 2019, the Company’s financial instruments included warrants. The carrying value of cash equivalents and accounts payable are representative of their respective fair value due to the short-term nature of these instruments. The carrying value of any current or future

MILAN PARENT, LLC and SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the Years Ended December 31, 2020 and 2019
1. Description of Business and Summary of Significant Accounting Policies (Continued)
borrowings under the line of credit approximates their fair value because the line of credit’s interest rates vary with market interest rates. Under the fair value hierarchy, the fair market values of cash equivalents are Level 1.
The Company utilizes Level 3 inputs when measuring the fair value of net assets acquired in business combination transactions. See Note 2 for further information.
Debt Issuance Costs and Debt Discount
Debt issuance costs represent professional fees and lender expenses, directly attributable to the procurement of long-term debt. The Company presents debt issuance costs as a direct reduction of the carrying amount of the related debt liability and amortizes these deferred costs to interest expense using the effective interest rate method over the term of the debt liability.
Derivative and Financial Instruments
The Company evaluates its debt, equity issuances, warrants or any other financial instrument contracts to determine if those contracts or any embedded components of those contracts qualify as derivative instruments to be separately accounted for in accordance with ASC 480 — Distinguishing Liabilities from Equity and ASC 815 — Derivatives and Hedge Accounting. Derivative instruments that qualify to be accounted for separately are bifurcated, and under ASC 480, the embedded derivatives or financial instruments are recorded at fair value at each balance sheet date. The change in fair value of $8.0 million in the Predecessor Period is recognized in the Consolidated Statements of Operations as a component of SG&A.
Contingencies
Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the contingency can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.
Revenue Recognition
The Company adopted Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) on January 1, 2019. Under Accounting Standards Codification (“ASC ”) 606, the Company recognizes revenue when the control of promised services is transferred to its customers. The Company generates all of its revenue from contracts with customers. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for these services. Under ASC 606, a company may measure progress using the output method.
The Company principally earns revenue from providing laser hair removal services to customers for contracted body area(s) over a series of treatments.
The Company has identified two distinct performance obligations: a) the laser hair removal service (the “Service”) and b) a lifetime guarantee (the “Guarantee”) for additional procedures in the treated area(s). The Service is determined to be the number of treatments performed until the customer determines that they are hair-free. While the Guarantee is a lifetime guarantee, the Company has determined that the period over which the revenue related to the Guarantee will be recognized will not exceed 21 months following completion of the 27-month Service period.

MILAN PARENT, LLC and SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the Years Ended December 31, 2020 and 2019
1. Description of Business and Summary of Significant Accounting Policies (Continued)
Practical expedients
•
The Company has elected to apply the guidance to a portfolio of contracts (or performance obligations) with similar characteristics because the Company reasonably expects that the effects on the consolidated financial statements of applying this guidance to the portfolio would not differ materially from applying this guidance to the individual contracts within the portfolio.

•
The Company has elected to not adjust the promised amount of consideration for the effects of a significant financing component as we expect, at contract inception, that the period between when we transfer a promised good or service to a customer and when the customer pays for that good or service will generally be one year or less.

Transaction Price
The transaction price is based on the specific body area(s) the customer has contracted to be treated. Revenues are recorded net of any discounts or promotions. If the contract price varies due to the issuance of a discount or a financing charge, there is a known transaction value at contract inception and no estimation is necessary to determine the transaction price as a result of discounts or promotions. The Company incurs incremental costs to obtain contracts which include sales commissions and credit verification costs. The Company capitalizes these incremental costs and attributes them to the performance obligation. The Company amortizes incremental costs over the performance obligation period using the output method, consistent with the revenue recognition described below.
The Company’s customers can pay for the treatments in advance before the treatment sessions begin or through financing provided by either the Company or a third-party lender. Customers who choose to pay in advance receive a discount. Customers who choose Company-financed treatments must pay a deposit amount prior to receiving the initial treatment, plus the remaining Company-financed balance in equal installments over the remaining 23 months, which is equivalent to the average estimated treatment time period.
Third-party financing providers pay the Company the balance of the contracted service price, less a financing charge. The Company records the financing charge as a reduction of gross revenue. The Company also receives rebates from third-party financing providers based on a percentage of the volume of third-party financing.
The Company has determined that there is no significant financing component for revenue since service and payment occur within 12 months of each other, and has therefore elected the practical expedient to disregard significant financing components.
There are instances where a refund may be granted to a customer. The Company utilizes the expected value method to estimate the amount of consideration to which the Company will be entitled, net of expected refunds. The Company records an estimated refund reserve for each contract based on historical refund rate data. The final transaction price is net of any discounts and less any estimated refund reserve.
The Company allocates the transaction price based upon the estimated stand-alone sales price of each performance obligation. The Company estimates stand-alone sales prices of individual performance obligations by maximizing observable inputs such as customer data, market data, historical treatment patterns and Company specific protocol.
Timing of Revenue Recognition
Revenue is recognized over time as the Company satisfies its performance obligations. The Company applies recognition over time because its customers simultaneously receive and consume

MILAN PARENT, LLC and SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the Years Ended December 31, 2020 and 2019
1. Description of Business and Summary of Significant Accounting Policies (Continued)
the benefits provided by the Company as it performs hair removal treatments. The Company recognizes revenue for the Service over a 27-month Service period. The Service period is determined based on observed historical customer treatment data. The Company uses an output method based on the Company’s hair removal effectiveness data to measure the value transferred to the customer over the Service period. The Company analyzes hair removal effectiveness data, the number and frequency of customer sessions and the achievement of effectiveness milestones to develop a hair removal curve that depicts how customers obtain the benefit of the Service over time. The output method provides a faithful representation of the transfer of services as the benefits of hair removal treatments (hair removed) are not distributed equally over the Service period. As time passes, customer treatment frequency begins to slow and customers start to achieve a satisfactory level of permanent hair reduction.
While the Guarantee is a lifetime guarantee, the Company recognizes revenue for the Guarantee on a straight-line basis over the period of time it expects to perform, which is estimated to be over the 21-month period beginning after the completion of the Service period. The 21-month period of recognition is based on historical treatment data. A straight-line approach is a faithful depiction of the transfer of service because upon completion of the Service, customers benefit from the Guarantee being available to them evenly across the 21-month period of recognition.
Due to the homogeneous features and performance obligations of each contract, the Company has elected to take a portfolio approach to revenue recognition rather than an individual contract approach. The Company does not believe there would be a material difference between the portfolio approach and the individual contract approach.
The recognition of revenue, including the determination of the transaction price, allocation of the transaction price among performance obligations and the period in which to recognize revenue requires the Company to make significant judgments and estimates.
Deferred Revenue
Deferred Revenue represents payments received in advance from customers or amounts currently due and payable for products and services in advance of the Company providing products or services. Payments generated by hair removal service contracts that are received in advance are recognized as the performance obligations are satisfied.
The table below summarizes the changes in the balance of deferred revenue for the years presented (dollars in thousands):
	Successor		Predecessor
	FY20	2019	2019
Beginning balance	$18,842	$16,956	$13,096
Business combination adjustment	—	(5,651)	—
Additions to deferred revenue	87,722	32,008	23,703
Deferred revenue recognized	(69,696)	(24,471)	(18,145)
Ending balance	$36,868	$18,842	$16,956
As of December 31, 2020, the aggregate amount of the transaction price allocated to remaining performance obligations was $36.9 million. The Company expects to recognize $27.6 million of deferred revenue over the next twelve months. The maximum period over which the Company recognizes deferred revenue is 48 months.

MILAN PARENT, LLC and SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the Years Ended December 31, 2020 and 2019
1. Description of Business and Summary of Significant Accounting Policies (Continued)
Concentration of Credit Risk and Significant Customers
Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents and Financed Service Receivable.
The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company is exposed to credit risk in the event of default by the financial institutions holding its cash and cash equivalents. The Company has not experienced any losses on its deposits of cash and cash equivalents.
The Company does not require collateral for Financed Services Receivables. No customer accounted for 10% or more of total revenues for the periods ended December 31, 2020 and 2019. No customer accounted for 10% or more of trade and other receivables, net as of December 31, 2020 and 2019.
Advertising Costs
Advertising costs are expensed as incurred. Advertising costs were approximately $9.1 million, $6.5 million and $4.2 million for FY20, the Successor Period and the Predecessor Period, respectively.
Equity-Based Compensation
The Company measures all stock-based awards granted to employees, based on the fair value of the award on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is the vesting period of the respective award. The vesting of certain awards are subject to performance conditions, in which case expense is recognized when the achievement of the performance condition becomes probable. The Company includes stock-based compensation expense within payroll and benefits on the Consolidated Statements of Operations.
The Company utilizes third party valuation firms to determine the fair value of stock-based compensation. The fair value of each stock-based award is estimated on the date of grant using the Black-Scholes option-pricing model, which requires inputs based on certain subjective assumptions, including the fair value of the Company’s equity value, expected stock price volatility, the expected term of the award, the risk-free interest rate for a period that approximates the expected term of the option, and the Company’s expected dividend yield. Expected volatility is calculated based on the implied volatilities from market comparisons of certain publicly traded companies and other factors. The Company has not previously paid any dividends and currently has no foreseeable plans to pay dividends.
Income Taxes
The Company is a limited liability company and is treated as a partnership for federal income tax purposes. As a result, the Company does not pay federal or state income taxes on its taxable income. Rather, the Company’s taxable income, deductions and credits flow through to the members each year as earned and are reported on their respective income tax returns. Therefore, no provision or liability for current income taxes has been included in the Consolidated Financial Statements. The Company does pay certain state and local minimum taxes and/or business franchise taxes.
Recently Adopted Accounting Pronouncements
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The new guidance outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The core principle of the guidance is that an entity should recognize

MILAN PARENT, LLC and SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the Years Ended December 31, 2020 and 2019
1. Description of Business and Summary of Significant Accounting Policies (Continued)
revenue for the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. Additionally, the guidance requires improved disclosure to help users of the financial statements better understand the nature, amount, timing and uncertainty of revenue that is recognized. The Company adopted the new guidance on January 1, 2019 using the modified retrospective transition method. The modified retrospective transition method allows entities to apply the new revenue standard prospectively and record a cumulative-effect adjustment to the opening balance of members’ equity (deficit) in the period the new revenue standard is first applied. The Company elected to apply the new revenue standard only to contracts that were not completed as of the adoption date. The impact of the adoption of ASC 606 on the Company’s Consolidated Balance Sheet was as follows (dollars in thousands):
	December 31, 2018 prior to adoption	ASC 606 Adjustments	As Adjusted January 1, 2019
Contract Cost Assets – Current	—	471	471
Contract Cost Assets – Non-Current	—	156	156
Allowance for Returns – Current	—	(1,133)	(1,133)
Deferred Revenue – Current	(16,385)	7,840	(8,545)
Deferred Revenue – Non-Current	—	(2,852)	(2,852)
Members’ Equity (Deficit) – ASC 606 Adoption Impacts	(31,334)	4,482	(26,852)
The adoption of ASC 606 impacted the Company in three primary areas. First, the Company has contracts in which revenue is recognized using the output method Under ASC 606 and the contract term and pattern of recognition used for revenue recognition purposes was aligned to the period of time over which the customer receives the benefits of the services provided. The impact of this change from prior accounting resulted in revenue being recognized consistently with the pattern of benefits received by the customer and an adjustment to deferred revenue based on how much revenue should be recognized for customer contracts in place at adoption. Second, the Company makes adjustments to the transaction price based on certain types of variable consideration or consideration payable to customers (financing fees), the impacts of this change resulted in additional accruals for customer refund liabilities. Third, as a result of the adoption, the Company capitalizes costs that are directly attributable and incremental as a result of obtaining a contract such as commissions, resulting in an increase in capitalized contract assets and a deferral in expenses.
The impact of this change as of January 1, 2019 resulted in the capitalization of certain deferred costs, a reduction of deferred revenue and the establishment of accrued liabilities reflecting the Company’s estimated refund obligations under the contracts. For this change, the Company recognized an increase of $4.5 million to the opening balance of members’ equity (deficit) (Predeccessor) as of January 1, 2019.
Recently Issued Accounting Pronouncements
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This guidance requires an entity to recognize lease liabilities and right-of-use assets for all leases on the balance sheet and to disclose key information about the entity’s leasing arrangements. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, with earlier adoption permitted. In July 2018, the FASB released an amendment that allows companies the option of using the effective date of the new standard as the initial application (at the

MILAN PARENT, LLC and SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the Years Ended December 31, 2020 and 2019
1. Description of Business and Summary of Significant Accounting Policies (Continued)
beginning of the period in which it is adopted, rather than at the beginning of the earliest comparative period) and to recognize the effects of applying the new ASU as a cumulative effect adjustment to the opening balance sheet or retained earnings. The Company will adopt the new guidance on January 1, 2022. The Company plans to elect a series of practical expedients upon adoption, which permits the Company to not reassess the Company’s prior conclusions about lease identification, lease classification, and initial direct costs. In addition, the Company plans to elect a practical expedient to not separate lease and non-lease components for all leases and also plans to not elect the hindsight practical expedient. The Company continues to evaluate the impact that the adoption of ASU 2016-13 will have on its Consolidated Financial Statements and related disclosures.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326):   Measurement of Credit Losses on Financial Instruments, as amended, which requires the measurement and recognition of expected credit losses for financial assets not held at fair value. ASU No. 2016-13 replaces the existing incurred loss impairment model with a forward-looking expected credit loss model which will result in earlier recognition of credit losses. ASU 2016-13 also expands the disclosure requirements to enable users of financial statements to understand the entity’s assumptions, models and methods for estimating expected credit losses. The amendments in this update, as amended, will become effective for the Company for its fiscal year beginning after December 15, 2022, with early adoption permitted. The Company continues to evaluate the impact of the adoption of ASU 2016-03 will have on its Consolidated Financial Statements and related disclosures.
In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal Use Software (Topic 350-40) Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract, which requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC Topic 350-40 to determine which implementation costs to defer and recognize as an asset. ASU 2018-15 will be effective for annual periods beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021. Early adoption is permitted, including adoption in any interim period, for all entities. The Company continues to evaluate the impact the adoption of ASU 2018-15 will have on its Consolidated Financial Statements.
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848), which provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in ASU 2020-04 apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The expedients and exceptions provided by the amendments do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022, except for hedging relationships existing as of December 31, 2022, that an entity has elected certain optional expedients for and that are retained through the end of the hedging relationship. The amendments in this Update are effective for all entities as of March 12, 2020 through December 31, 2022. The Company continues to evaluate the impact of the adoption of ASU 2020-04 will have on its Consolidated Financial Statements.
2. Business Combinations
Leonard Green & Partners LP Transaction
In June 2019, LGP and its affiliates, completed the acquisition of a controlling interest in the Company (the “Transaction” or “Acquisition”). As part of the Acquisition, a new holding company, Milan Parent, LLC (“Milan Parent”) and a subsidiary of Milan Parent, Milan Intermediate LLC (“Milan Intermediate”) were created. The Predecessor became a subsidiary of Milan Intermediate and Milan

MILAN PARENT, LLC and SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the Years Ended December 31, 2020 and 2019
2. Business Combinations (Continued)
Parent effective June 24, 2019. The former controlling members of the Predecessor sold 100% of the membership interests to the affiliates of LGP through the transaction. Milan Parent issued equity securities worth 40% of the Company to the former owners of the predecessor in the Transaction. The value of the securities issued to former owners do not reflect any minority interest discounts as the issued shares have the same rights and preferences as those purchased by LGP. As a result of the change in control, the Transaction was pushed down to these consolidated financial statements at fair value in accordance with ASC 805 Business Combinations (“ASC 805”).
The Company’s accounts, affected for preliminary adjustments to reflect fair market values assigned to assets purchased and liabilities assumed, and results of operations, are included in the Company’s Consolidated Financial Statements from the date of acquisition. The Company has allocated the purchase price to the tangible and identifiable intangible assets based on their estimated fair market values at the acquisition date as required under ASC 805. The excess of the purchase price over the fair value of the net identifiable tangible and intangible assets was recorded as goodwill.
As a result of the Transaction, for accounting purposes, Milan Parent was deemed to be the acquirer and the Predecessor was deemed to be the acquired party and the accounting predecessor. As described in Note 1, the Company’s financial statement presentation includes financial statements of the Predecessor for periods including and prior to June 24, 2019 (the “Transaction Date”) and financial statements of the Successor for periods after the Transaction Date.
The Company reports its business as a single operating segment. The Transaction was accounted for using the acquisition method of accounting and the fair value of the total purchase consideration transferred was $241.7 million, including cash consideration transferred of $142.6 million and equity securities issued of $99.0 million. There was no contingent consideration as part of the Transaction. The consideration excludes approximately $1.3 million of buyer transaction expenses that are included in administrative and selling expenses.
The following table sets forth the fair values of the assets acquired and liabilities assumed in connection with the Acquisition (dollars in thousands):
Acquisition Date Fair Value
Cash and cash equivalents	$1,773
Current financed services receivable	3,971
Prepaid expenses and other current assets	1,022
Total Current Assets	$6,766
Property and equipment, net	9,347
Intangible Assets	215,000
Long-term financed services receivable	3,324
Goodwill	23,054
Other assets	210
Total Assets Acquired	$257,701
Accounts payable	$946
Accrued expense	2,870
Accrued payroll liabilities	548
Deferred revenue	11,306

MILAN PARENT, LLC and SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the Years Ended December 31, 2020 and 2019
2. Business Combinations (Continued)
Acquisition Date Fair Value
Other current liabilities	322
Other Long-Term Liabilities	57
Total liabilities assumed	$16,049
Net Assets Acquired	$241,652

Goodwill is comprised of expected synergies for the combined operations and the assembled workforce acquired in the Acquisition, which does not qualify as a separately recognized intangible asset. The income approach was used to value the intangible assets. Inputs, both observable and unobservable include the expected performance of the entity, discount rate, growth rate, and tax rate. The Company estimated the duration of the cash flows based on the projected useful lives of the assets acquired. The discount rate was determined based on specific business risk, cost of capital and other factors.
Below is a summary of the intangible assets acquired in the Acquisition, all of which are amortizable over a weighted average useful life of 20 years.
	Acquisition Date Fair Value (in thousands)	Estimated Life (Years)
Trade Name	$215,000	20
3. Fair Value of Derivatives and Financial Instruments
Assets and Liabilities Measured at Fair Value on a Recurring Basis
The Company had no assets or liabilities measured at fair value on a recurring basis as of December 31, 2020 and 2019. There were no transfers between Level 1 and Level 2, or into or out of Level 3 during FY20 or the Successor Period.
The Predecessor had a warrant liability outstanding that was considered a Level 3 liability under ASC 820. The changes in Level 3 liabilities measured at fair value on a recurring basis for the warrant liability was as follows:
Warrant Liability
Balance at January 1, 2019	$5,568
Remeasurement of fair value included in Selling, general, and administrative expenses	8,014
Settlement in conjunction with the Transaction	(13,582)
Balance at June 24, 2019	$—

MILAN PARENT, LLC and SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the Years Ended December 31, 2020 and 2019
3. Fair Value of Derivatives and Financial Instruments (Continued)
The valuation techniques and significant unobservable inputs used in recurring Level 3 fair value measurements were as follows for the Predecessor Period:
Level 3 Liability	Fair Value (in millions)	Valuation Technique	Significant Unobservable Inputs	Assumption
Warrant Liability	$13.6	Monte Carlo	Volatility	40.0%
			Dividend yield	0.0%
			Risk-free rate	2.5%
			Expected term (years)	2.0
During the Successor Period, the Company’s Derivative Warrant Liability was no longer outstanding.
Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis
The carrying amounts of accounts receivable and accounts payable approximate their fair value because of the relatively short-term maturity of these instruments.
The fair value of the debt is measured at Level 3 and is determined based on fluctuations in current interest rates, the trends in market yields of debt instruments with similar credit ratings, general economic conditions and other quantitative and qualitative factors. The carrying value of the debt approximates its fair value as it is variable-rate debt.
4. Goodwill
The table below summarizes the change in the balance of goodwill (dollars in thousands):
Balance as of December 31, 2018	$286
LGP Acquisition Adjustment	22,768
Balance as of December 31, 2019	$23,054
Acquisitions	—
Disposals	—
Balance as of December 31, 2020	$23,054
5. Intangible Assets, Net
Trade Name intangible assets as of December 31, 2020 and 2019 were as follows (dollars in thousands):
	December 31,
	2020	2019
Weighted-average amortization period (in years)	20.0	20.0
Gross carrying amount	$215,000	$215,000
Accumulated amortization	(16,375)	(5,625)
Net carrying amount	$198,625	$209,375

MILAN PARENT, LLC and SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the Years Ended December 31, 2020 and 2019
5. Intangible Assets, Net (Continued)
Estimated future amortization expense related to the trade names is as follows (dollars in thousands):
Year ending December 31:
2021	$10,750
2022	10,750
2023	10,750
2024	10,750
2025	10,750
Thereafter	144,875
Total	$198,625
6. Commitments and Contingencies
Lease Obligations
The Company leases space for its laser clinics and corporate office under noncancellable operating leases. A majority of these leases contain provisions for renewal at the Company’s option. The Company had tenant improvement allowances of $1.9 million and $0.2 million as of December 31, 2020 and 2019, respectively. Certain of the Company’s leases contain provisions for leasehold improvements the Company pays for which are subsequently reimbursed by its lessors. Reimbursable amounts related to these arrangements included in other receivables were $1.1 million and $0.2 million as of December 31, 2020 and 2019, respectively. Rent expense inclusive of common area maintenance obligations during FY 20, the Successor Period and the Predecessor Period was approximately $5.4 million, $1.9 million and $1.3 million, respectively.
At December 31, 2020 the minimum future lease commitments were as follows (dollars in millions):
Year Ending December 31,	Operating Leases
2021	$5.4
2022	6.0
2023	6.0
2024	5.8
2025	5.8
2026 and thereafter	25.5
Total minimum lease payments	$54.5
Supply Agreement
The Company is a party to a supply agreement for which it has committed to purchase $2.1 million worth of laser equipment from a third-party supplier between June 18, 2020 and June 17, 2021. As of December 31, 2020, the Company had fulfilled its commitments associated with this supply agreement.
Contingencies
From time to time, the Company may be a party to various claims in the normal course of business. Legal fees and other costs associated with such actions are expensed as incurred. The Company

MILAN PARENT, LLC and SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the Years Ended December 31, 2020 and 2019
6. Commitments and Contingencies (Continued)
assesses, in conjunction with its legal counsel, the need to record a liability for litigation and contingencies. Reserve estimates are recorded when and if it is determined that a loss related matter is both probable and reasonably estimable. For the years ended December 31, 2020 and 2019, the Company had no material pending or threatened litigation.
7. Property and Equipment, Net
The table below summarizes property and equipment which consists of the following:
	December 31,
	2020	2019
Equipment	$487	$123
Furniture and Fixtures	351	180
Laser Equipment	8,256	4,960
Leasehold Improvements	10,181	5,295
Software	448	448
Construction in Process	1,500	647
	21,223	11,653
Less Accumulated depreciation and amortization	(2,415)	(644)
Property and equipment, net	$18,808	$11,009
Depreciation and amortization expense during FY 20, the Successor Period and the Predecessor Period totaled approximately $1.8 million, $0.7 million, and $0.4 million, respectively.
8. Financing Arrangements
Revolving Credit Facility
During 2019, the Company entered into a credit agreement consisting of a revolving credit facility in the aggregate amount of $10,000,000 (the “2019 Facility”). The maturity date of the 2019 Facility is August 2024.
Borrowings under the 2019 Facility bear variable interest of either (i) an “Adjusted Eurodollar Rate” plus 2.50% or (ii) a “Base Rate” plus 1.50%. The “Adjusted Eurodollar Rate” is determined by reference to published LIBOR rates, adjusted for statutory reserves and subject to a minimum rate of 0%. The “Base Rate” is defined as the greatest of (i) Fed Funds Rate plus 0.50%, (ii) Adjusted Eurodollar for one month plus 1.00% and (iii) “prime rate” and subject to a minimum rate of 1.00%.
The 2019 Facility is collateralized by the assets of the Company. The unused portion of the 2019 Facility is subject to a commitment fee of 0.50% per annum. The 2019 Facility contains certain negative covenants that may limit the Company’s ability to, among other things, incur additional indebtedness, create liens, make investments and/or acquisitions, sell all or substantially all of our assets, merge or consolidate with another entity, or conduct transactions with affiliates. The Company was in compliance with its financial covenants under the 2019 Facility as of December 31, 2020 and 2019, respectively.
There were no amounts outstanding on the 2019 Facility as of December 31, 2020 and 2019, respectively. Interest expense during FY 20, the Successor Period and the Predecessor Period totaled $0.1 million, $0.0 million, and $1.2 million, respectively.
Note and Warrants
On January 24, 2018, the Company issued a Note and Warrant Agreement with QS Capital Strategies, L.P. (“QSCS”). The agreement provided for a term loan with an aggregate principal amount

MILAN PARENT, LLC and SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the Years Ended December 31, 2020 and 2019
8. Financing Arrangements (Continued)
of $16.0 million (the “Note”) with a maturity date of January 24, 2023, as well as a revolving credit facility with an aggregate amount of $4.0 million. The Note and Warrant Agreement was amended and restated on November 30, 2018 to provide an additional $6.0 million in funding for the Note and extend the maturity date to November 30, 2023. The outstanding principal of the Note is subject to an interest rate equal to the three-month LIBOR rate plus 7.50% per annum. The interest shall be paid monthly in arrears on the last day of each calendar month of each year. The Company shall make quarterly payments on the aggregate principal of the Note in the amount of $40,000. The remaining principal will be paid in full on the maturity date.
In connection with the Note and revolving credit facility, the Company issued a warrant to QSCS on January 24, 2018 to purchase 12.766 units of the Company’s Class A Units at an exercise price of the lesser of $0.01 per unit or $100.00 (the “Primary Warrant”). On November 30, 2018, as part of the amended Note and Warrant Agreement, the Company issued a warrant to purchase an additional 1.7112 incremental units at an exercise price of the lesser of $0.01 per unit or $100.00 (the “Secondary Warrant”, and together with the Primary Warrant, the “Warrants”). At the time, the Warrants issued as part of the amended Note and Warrant Agreement represented 6.75% of the Company’s outstanding Class A Units on a fully-diluted basis. The Warrants contained restrictive covenants such that they could not be exercised until the earlier of either the maturation of the Note or the repayment of all remaining outstanding principal and interest. The Warrants can be settled in cash at the holder’s discretion and were classified as liabilities on the Consolidated Balance Sheets.
In 2019, the Company repaid the Note in full, inclusive of principal, accrued interest and fees for $22.4 million. Upon repayment of the Note, the Warrants were exercised in full and $13.6 million in net proceeds were remitted to holders of the Warrants. At the time of exercise, the Warrants represented 6.5% of the Company’s outstanding Class A Units on a fully diluted basis.
The relative fair value of the Warrants issued in conjunction with the Note were treated as a debt discount with an offsetting credit to a warrant liability. The debt discount related to the Warrant issuances was accreted to interest expense over the term of the Note. When the Warrants were revalued the incremental amount of $0.1 million was treated as additional debt discount and was accreted over the amended term of the Note. The Company had no unaccreted debt discount related to the Note and no associated Warrants remaining as of December 31, 2020 or 2019.
9. Defined Contribution Plan
The Company sponsors a defined contribution 401(k) plan (the “Plan”). The Plan is a deferred retirement arrangement intended to qualify under section 401(k) of the Code and under which eligible employees may elect to contribute a percentage of their eligible compensation. Full-time employees who are 21 years of age or older and who were not highly compensated employees as defined by the Code are eligible to participate in the Plan upon completion of one year of service and at least 1,000 hours. The Company matches 100% of the first 3% of employee contributions, plus 50% on the next 2% of employee contributions. The Company’s contribution expense related to the Plan was approximately $0.3 million, $0.1 million and $0.1 million for FY 20, the Successor Period and the Predecessor Period, respectively.
10. Stock-Based Compensation
During the Successor Period, the Company adopted the Phantom Incentive Plan (the “Phantom Plan”) under which it may grant phantom units (the “Phantom Units”), which represent the award recipient’s right to receive either the Company’s Class A Units or cash at the Company’s election upon vesting. The Company has issued two types of Phantom Units: (1) units which vest over time (“Time

MILAN PARENT, LLC and SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the Years Ended December 31, 2020 and 2019
10. Stock-Based Compensation (Continued)
Units”) and (2) units which vest based upon achieving performance measures (“Performance Units”). The Phantom Units are classified as equity awards. The Company accounts for forfeitures as an adjustment to compensation cost as they occur.
The Company estimates grant date fair value using a Black-Scholes option pricing model. The following assumptions were used in determining the grant date fair value for the Phantom Units:
	2020	Successor 2019
Expected term in years	2.83 – 5.00	4.00 – 6.00
Expected stock price volatility	45% – 47.5%	32.5%
Risk-free interest rate	0.17% – 0.31%	1.72% – 1.82%
Dividend yield	0.0%	0.0%
Time Units:
During the Successor Period and FY20, the Company granted Time Units to certain employees. The Time Units vest 20% per year over a period of five years based upon the continued service of each employee. The Company records compensation cost on a straight-line basis over the requisite service period.
A summary of Time Unit activity during the Successor Period and FY20 is shown below (fair value is a weighted average per unit):
	Time Units	Weighted Average Fair Value per Unit		Weighted Average Remaining Contractual Term (Years)
Nonvested units as of June 24, 2019	—		$—
Granted	3,328		$228.34
Vested	—		$—
Forfeited	—		$—
Nonvested units as of December 31, 2019	3,328		$228.34	4.40
Granted	1,997		$239.59
Vested	(666)		$228.34
Forfeited	—		$—
Nonvested units as of December 31, 2020	4,660		$233.16	4.46
		$
Vested units as of December 31, 2019	—	$
Vested and outstanding units as of December 31, 2020	666		$228.34
Compensation cost related to the Time Units is recognized in selling, general and administrative expense. The Company expensed approximately $0.1 million and $0.2 million related to the Time Units during the Successor Period and FY20, respectively.

MILAN PARENT, LLC and SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the Years Ended December 31, 2020 and 2019
10. Stock-Based Compensation (Continued)
As of December 31, 2020 there was approximately $1.0 million of unrecognized compensation expense related to unvested Time Units. The unrecognized cost associated with the Time Units is expected to be recognized over a weighted-average period of 2.13 years.
Performance Units:
During the Successor Period and FY20, the Company granted Performance Units to certain employees. The Performance Units vest upon occurrence of a change of control or other liquidity event which results in Green Equity Investors VII, L.P., Green Equity Investors Side VII, L.P., Milan Coinvest, LLC, Milan Blocker LLC, or affiliates of any of the forgoing (collectively, the “LGP Entities”) receiving cash distributions equal to at least 2.0x the amount of the LGP initial investment capital. The employee must be employed as of the change of control date or liquidity event that results in achievement of the required distribution.
A summary of the Performance Unit activity during the Successor Period and FY20 is shown (fair value is a weighted average per unit).
	Performance Units	Weighted Average Fair Value per Unit
Nonvested units as of June 24, 2019	—	$—
Granted	3,328	$145.20
Vested	—	$—
Forfeited	—	$—
Nonvested units as of December 31, 2019	3,328	$145.20
Granted	1,997	$175.70
Vested	—	$—
Forfeited	—	$—
Nonvested units as of December 31, 2020	5,325	$156.64
During the Successor Period and FY20, the Company determined that it was not probable that the performance conditions of the Performance Units would be met. As of December 31, 2020 none of the Performance Units are vested. The Company did not record compensation expense for the Performance Units for the years ended December 31, 2020 and 2019. The entire grant date fair value of approximately $0.8 million remains as unrecognized expense.
11. Related-Party Transactions
The Company underwent a change in control effective June 24, 2019. On the change of control date, the Predecessor contributed the assets and liabilities to Milan Parent in exchange for Class A Unit membership interests. Additionally, on June 24, 2019, an affiliate entity of LGP acquired 60% of the Class A Units in Milan Parent from the former controlling members. The two original members retained 40% of the Class A Units in Milan Parent. The total value of the Class A Units issued was $241.6 million. As part of the change in control, the Company pushed down the fair value of the transaction into these financial statements including a fair value adjustment of $237.7 million which was allocated to goodwill and a trade name intangible asset.
Class A members have certain approval and consent rights as outlined in the Milan Parent operating agreement. Net profit is allocated between the members based on their respective ownership percentages outlined in the operating agreement, with the exception of the special allocation

MILAN PARENT, LLC and SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the Years Ended December 31, 2020 and 2019
11. Related-Party Transactions (Continued)
of deductions related to amortization of goodwill and trade name intangible assets resulting from the Company’s reorganization and change in control. The amortization deductions are allocated among the members in accordance with the guidance provided by IRC Section 704.
In connection with the issuance of the Note described above, the Company issued the Warrants with the right to purchase up to a 6.50% interest of the Company. The Warrants amounted to $13.6 million and were exercised and distributed during 2019 as part of the change in control of the Company. The values assigned to the debt discount were allocated based on their relative fair values determined by the lender and the Company. The remaining debt discount as of the Transaction date was amortized to interest expense upon the full repayment of the Note in conjunction with the Transaction.
12. Net Income Per Class A Units
Basic income per unit is calculated by dividing net income by the weighted-average number of units outstanding for the period. Diluted income per unit is calculated by dividing net income by the sum of the weighted-average number of units outstanding and the dilutive impacts of both the Phantom Units and the exercise of the Warrants.
The following table reconciles net income and the weighted average units outstanding used in the computations of basic and diluted income per unit (in thousands, except unit and per unit data):
	Successor		Predecessor
	2020	2019	2019
Net Loss	$(1,998)	$(6,773)	$(24,177)
Weighted average units outstanding – basic	247,631	247,631	200
Dilutive impact of warrants	—	—	—
Dilutive impact of phantom units	—	—	—
Weighted average units outstanding – diluted	247,631	247,631	200
Basic income per unit	$(8.07)	$(27.35)	$(120,886.62)
Diluted income per unit	$(8.07)	$(27.35)	$(120,886.62)
The effect of the Warrants outstanding as of June 24, 2019 of 14 units and the effect of the Phantom Units outstanding of 6,656 units as of December 31, 2019 and 10,650 units as of December 31, 2020 were excluded from the calculations of diluted income per unit for the Predecessor Period and the Successor Period, respectively, as their impact would have been anti-dilutive, and do not reflect the impact of any incremental repurchases under the treasury stock method.
13. Subsequent Events
On April 27, 2021, the Company entered into a Credit and Guaranty Agreement (the “2021 Facility”) with Owl Rock Capital Corporation, as Administrative Agent, Collateral Agent, Lender and Issuing Bank thereunder. The 2021 Facility includes a revolving credit facility (the “Revolver”) in the aggregate amount of $20.0 million, with a maturity date of April 2026, and a first lien term loan (the “Term Loan”) in the aggregate principal amount of $235.0 million with a maturity date of April 2027. In connection with the 2021 Facility, the Company incurred $5.9 million of debt issuance costs. Under the 2021 Facility, the amount that the aggregate borrowings can be increased can fluctuate based on certain financial measurements in combination with other additional requirements. The Revolver contains certain negative covenants that may limit the Company’s ability to, among other things, incur additional

MILAN PARENT, LLC and SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the Years Ended December 31, 2020 and 2019
13. Subsequent Events (Continued)
indebtedness, create liens, make investments and/or acquisitions, sell all or substantially all of our assets, merge or consolidate with another entity, or conduct transactions with affiliates.
The 2021 Facility supersedes and replaces the 2019 Facility, which was terminated by the Company in April 2021.
Subsequent events have been evaluated and disclosed through August 12, 2021, the date of issuance of these Consolidated Financial Statements.

Milan Parent, LLC
(Formerly Milan Laser Holdings LLC) and Subsidiaries and Affiliates
Condensed Consolidated Financial Statements for the six months ended June 30, 2021 (Unaudited)

MILAN PARENT, LLC AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)
(in thousands, except share information)
	June 30, 2021	December 31, 2020
ASSETS
Cash and cash equivalents	$23,857	$17,331
Current portion of financed services receivable, net	24,555	14,045
Contract cost asset, current	2,104	1,231
Prepaid expenses and other current assets	3,419	2,932
Total current assets	53,935	35,539
Property and equipment, net	26,448	18,808
Financed service receivable, noncurrent	15,558	8,572
Goodwill	23,054	23,054
Intangible assets, net	193,294	198,625
Contract cost asset, long-term	668	394
Other noncurrent assets	545	457
Total assets	$313,502	$285,449
LIABILITIES AND MEMBERS’ EQUITY
Accounts payable	$156	$58
Accrued payroll liabilities	2,017	1,668
Current portion of long-term debt	2,350	—
Current portion of deferred revenue	49,159	27,634
Allowance for returns	6,386	3,791
Accrued expenses	3,153	243
Credit card and other payables	1,945	2,059
Other current liabilities	262	194
Total current liabilities	65,428	35,647
Long-term debt	226,930	—
Long-term portion of deferred revenue	15,560	9,234
Lease and other long-term liabilities	3,829	2,893
Total liabilities	311,747	47,774
Members’ Equity:
Class A units (266,270 units authorized; 247,631 units issued and outstanding as of June 30, 2021 and December 31, 2020, respectively)	247,631	247,631
Additional paid-in-capital	2,430	267
Retained earnings (deficit)	(248,306)	(10,223)
Total members’ equity	1,755	237,675
Total liabilities and members’ equity	$313,502	$285,449
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MILAN PARENT, LLC AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (Unaudited)
(in thousands, except share and per share information)
	Six months ended June 30,
	2021	2020
Net Revenues, net of refunds and financing fees	$71,764	$27,403
Cost of Sales (excludes depreciation and amortization shown below)	8,392	3,019
Selling, general and administrative expenses	43,916	21,048
Depreciation and amortization	6,715	5,982
Loss on disposal property and equipment	2	—
Total operating expense	50,633	27,030
Operating income (loss)	12,739	(2,646)
Other expense (income):
Interest expense	2,746	101
Other (income)	(5)	(39)
Total other expense (income)	2,741	62
Net income (loss)	$9,998	$(2,708)
Net income (loss) per share Class A Unit holders – basic	$40.37	$(10.94)
Net income (loss) per share Class A Unit holders – diluted	$39.61	$(10.94)
Weighted-average units used in computing net loss per Class A Unit − basic	247,631	247,631
Weighted-average units used in computing net loss per Class A Unit − diluted	252,385	247,631
Unaudited pro forma basic earnings per share (Note 9)
Unaudited pro forma diluted earnings per share (Note 9)
Unaudited pro forma weighted average shares outstanding (Note 9):
Basic
Diluted
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MILAN PARENT, LLC AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY (DEFICIT) (Unaudited)
(in thousands)
	Class A Units		Additional Paid-in Capital	Retained Earnings (Deficit)	Total Members’ Equity (Deficit)
	Units	Amount
Balance at December 31, 2020	248	$247,631	$267	$(10,223)	$237,675
Income from operations	—	—	—	9,998	9,998
Distribution to members	—	—	(328)	(248,081)	(248,409)
Compensation expense in connection with equity-based awards	—	—	2,491	—	2,491
Balance at June 30, 2021	248	$247,631	$2,430	$(248,306)	$1,755
	Class A Units		Additional Paid-in Capital	Members’ Equity (Deficit)	Total Members’ Equity (Deficit)
	Units	Amount
Balance at December 31, 2019	248	$247,631	$79	$(8,225)	$239,485
Loss from operations	—	—	—	(2,708)	(2,708)
Compensation expense in connection with equity-based awards	—	—	76	—	76
Balance at June 30, 2020	248	$247,631	$155	$(10,933)	$236,853
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MILAN PARENT, LLC AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
(in thousands)
	Six Months Ended June 30,
	2021	2020
Cash flows from operating activities:
Net income (loss)	$9,998	$(2,708)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	1,384	651
Amortization of intangible assets	5,331	5,331
Provision for losses on doubtful accounts	1,952	294
Equity-based compensation	2,491	76
Loss on disposal property and equipment	2	—
Amortization of debt issuance costs	175	—
Changes in operating assets and liabilities:
Financed services receivable, net	(19,449)	(3,695)
Contract cost assets	(1,148)	(134)
Prepaid expenses and other current assets	(487)	(3,088)
Accounts payable	98	402
Accrued payroll liabilities	349	476
Deferred revenues	27,851	4,615
Allowance for returns	2,595	406
Other assets and liabilities	3,801	2,092
Net cash provided by operating activities	34,943	4,718
Cash flows from investing activities:
Purchase of property and equipment	(9,025)	(3,313)
Changes in security deposits	(88)	(62)
Net cash used in investing activities	(9,113)	(3,375)
Cash flows from financing activities:
Borrowings under revolving credit facility	—	10,011
Repayments under revolving credit facility	—	(10,011)
Distribution to members	(248,409)	—
Proceeds from issuance of long-term debt	235,000	—
Debt issuance costs	(5,895)
Net cash used in financing activities	(19,304)	—
Net change in cash and cash equivalents	6,526	1,343
Cash and cash equivalents, beginning of period	17,331	7,467
Cash and cash equivalents, end of period	$23,857	$8,810
Supplemental cash flow information:
Cash paid during the period for interest	$25	$101
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MILAN PARENT, LLC AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
1. Description of Business and Summary of Significant Accounting Policies
Milan Parent, LLC (Formerly Milan Laser Holdings LLC) and Subsidiaries, (collectively, “the Company”), provides laser hair removal services at 132 locations across the United States as of June 30, 2021.
The Company was founded in 2012 and is headquartered in Omaha, Nebraska. The Company’s primary service offering is a laser hair removal program which allows patients to schedule hair removal treatments until they are satisfied that they have achieved permanent hair free status for their body area(s) of choice.
The following is a summary of locations operated by the Company as of and for the six months ended June 30, 2021 and 2020 respectively:
	Six Months Ended June 30,
	2021	2020
Locations as of January 1	108	70
New locations opened	24	14
Total locations	132	84
Principles of Consolidation
The accompanying unaudited Condensed Consolidated Financial Statements are prepared in accordance with the accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The unaudited Condensed Consolidated Financial Statements include the accounts of the Company. All intercompany accounts and transactions have been eliminated in consolidation. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to those rules and regulations, although the Company believes that the disclosures herein are adequate to make this information not misleading. The unaudited Condensed Consolidated Financial Statements should be read in conjunction with the Company’s annual audited Consolidated Financial Statements for the years ended December 31, 2020 and 2019, which includes all disclosures required by GAAP.
Use of Estimates
The preparation of the unaudited Condensed Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the unaudited Condensed Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting periods. On an ongoing basis, management evaluates its estimates. Such estimates include, but are not limited to revenue recognition, stock-based compensation expense, refund reserves, allowance for doubtful receivables, the assessment of the recoverability of identified intangible assets, goodwill impairment testing, contingencies, and income taxes. Management bases its estimates on historical experience and on various other market-specific and relevant assumptions that management believes to be reasonable under the circumstances. Actual results could materially differ from those estimates.
COVID-19
In March 2020, the World Health Organization recognized the COVID-19 outbreak as a global pandemic. The COVID-19 pandemic and government actions implemented to contain further spread of

MILAN PARENT, LLC AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
1. Description of Business and Summary of Significant Accounting Policies (Continued)
COVID-19 have severely restricted economic activity around the world. The full extent of the impact of the pandemic on our business, key metrics, and results is uncertain. The Company continues to monitor the impact of the COVID-19 outbreak on our operations and workforce.
In response to the COVID-19 pandemic, we temporarily closed our clinics as state governors began issuing shelter-in-place orders in March 2020, and by April 2020 all of our clinics were temporarily closed. Beginning in May 2020, certain state governors announced steps to restart non-essential business operations in their respective states, and clinics in these states began to re-open. As of May 31, 2020, some clinics had re-opened either fully or partially. By mid-July 2020, all of our clinics nationwide had reopened. However, as COVID-19 continued to impact areas in which our clinics operate, three of our clinics were required to temporarily re-close pursuant to local guidelines. Since January 1, 2021, all of our clinics have been open and remain open as of the date hereof.
Emerging Growth Companies
The Company is an “emerging growth company,” as defined in Section 2 (a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, the Company may take advantage of certain exemptions from various reporting requirements that are applicable to other public business entities that are not emerging growth companies including, but not limited to, exemption from compliance with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 102(b)(1) of the JOBS Act allows emerging growth companies to delay compliance with new or revised accounting standards until the time that such standards become effective for private companies.
Variable Interest Entities
The unaudited Condensed Consolidated Financial Statements include the accounts of variable interest entities (“VIEs”) in which the Company is the primary beneficiary.
Where required by state law, medical practices are organized into a Professional Corporation (P.C.), Physician Assistant (P.A.), Professional Service Corporation (P.S.C.) or Service Corporation (S.C.), (each, an “Affiliate” and collectively, the “Affiliates”). As a VIE for which the Company is the primary beneficiary, each Affiliate’s financial results consolidate into the Company’s unaudited Condensed Consolidated Financial Statements.
At June 30, 2021 and December 31, 2020, the VIEs included 15 Affiliates:
Milan Laser Colorado, P.C.	Milan Laser North Carolina Doctors, P.C.
Milan Laser Illinois Doctors, P.C.	Milan Laser North Dakota Doctors, P.C.
Milan Laser Indiana Doctors, P.C.	Milan Laser Pennsylvania, P.C.
Milan Laser Kansas Doctors, P.A.	Milan Laser South Dakota, P.C.
Milan Laser Kentucky, P.S.C.	Milan Laser Texas Doctors, P.A.
Milan Laser Maine Doctors, P.C.	Milan Laser Tennessee Doctors, P.C.
Milan Laser Michigan, P.C.	Milan Laser Wisconsin, S.C.
Milan Laser Minnesota, P.C.

MILAN PARENT, LLC AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
1. Description of Business and Summary of Significant Accounting Policies (Continued)
At June 30, 2021 and December 31, 2020, the total assets of the Consolidated VIEs included in the accompanying Consolidated Balance Sheets were $41.8 million and $27.8 million, respectively, and the total liabilities of the Consolidated VIEs were $49.2 million and $33.6 million, respectively.
The Company received $40.3 million and $9.6 million in management fees from the VIEs during the six months ended June 30, 2021 and 2020, respectively. These management fees are eliminated upon consolidation.
Financed Services Receivable and Allowance for Doubtful Receivables
The Company extends payment plans to certain customers to pay for their services (“Financed Services Receivables”). These Financed Services Receivables are uncollateralized customer obligations due under normal trade terms requiring monthly installment payments generally over the course of 24 months, unless separately stated in the agreement with the customer.
Financed Services Receivables are carried at original contract amount less an estimate for doubtful receivables based on a review of all outstanding amounts on a periodic basis and are written off when deemed uncollectible. Management determines the allowance for doubtful receivables by regularly evaluating individual receivables and considering a customer’s financial condition. Customers are not allowed to receive services if their account is not in good standing. Recoveries of receivables previously written off are recorded when received. The balance of the doubtful receivables allowance was $4.4 million and $2.5 million as of June 30, 2021 and December 31, 2020, respectively.
Revenue Recognition
The Company generates all of its revenue from contracts with customers and recognizes revenue in accordance with FASB ASC Topic 606 — Revenue from Contracts with Customers. The Company principally earns revenue from providing laser hair removal services to customers for contracted body area(s) over a series of treatments. The Company has identified two distinct performance obligations: a) the laser hair removal service (the “Service”) and b) a lifetime guarantee (the “Guarantee”) for additional procedures in the treated area(s). The Service is determined to be the number of treatments performed until the customer determines that they are hair-free. While the Guarantee is a lifetime guarantee, the Company has determined that the period over which the revenue will be recognized related to the Guarantee not exceed 21 months following completion of the 27-month Service period. Revenue is recognized over time as the Company satisfies its performance obligations.
Transaction Price
The transaction price is based on the specific body area(s) the customer has contracted to be treated. Revenues are recorded net of any discounts or promotions. If the contract price varies due to the issuance of a discount or a financing charge, there is a known transaction value at contract inception and no estimation is necessary to determine the transaction price as a result of discounts or promotions. The Company incurs incremental costs to obtain contracts which include sales commissions and merchant discount fees paid to third-party lenders who provide financing to the Company’s customers. The Company capitalizes these incremental costs and attributes them to the performance obligations. The Company amortizes incremental costs over the performance obligation period using the output method.
The Company’s customers can pay the contracted price in full, upfront, using cash, check or credit card and receive a discount. The Company’s customers who qualify for a loan from a third-party lender can pay the contracted price via the third-party lender who pays the Company within two days of the contract date on behalf of the customer less a merchant discount fee on a non-recourse basis. Otherwise,

MILAN PARENT, LLC AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
1. Description of Business and Summary of Significant Accounting Policies (Continued)
the Company offers customers a payment plan to pay the contracted price over time and must pay a deposit amount prior to receiving the initial treatment; the remaining balance is paid in equal installments over the remaining 23 months, which is equivalent to the average Service period.
Third-party financing providers pay the Company the balance of the contracted service price, less a financing charge, otherwise known as a merchant discount fee. The Company records the financing charge as a reduction of gross revenue. The Company also receives rebates from third-party financing providers based on a percentage of the volume of third-party financing.
The Company has determined that there is no significant financing component for revenue since service and payment occur within 12 months of each other, and has therefore elected the practical expedient to disregard significant financing components.
There are instances where a refund may be granted to a customer. The Company utilizes the expected value method to estimate the amount of consideration to which the Company will be entitled, net of expected refunds. The Company records an estimated refund reserve for each contract based on historical refund rate data. The final transaction price is net of any discounts and less any estimated refund reserve.
The Company allocates the transaction price based upon the estimated stand-alone sales price of each performance obligation. The Company estimates stand-alone sales prices of individual performance obligations by maximizing observable inputs such as customer data, market data, historical treatment patterns and Company specific protocol.
Timing of Revenue Recognition
Revenue is recognized over time as the Company satisfies its performance obligations. The Company applies recognition over time because its customers simultaneously receive and consume the benefits provided by the Company as it performs hair removal treatments. The Company recognizes revenue for the Service over a 27-month Service period. The Service Period is determined based on observed historical customer treatment data. The Company uses an output method based on the Company's hair removal effectiveness data to measure the value transferred to the customer over the Service Period. The Company analyzes hair removal effectiveness data, the number and frequency of customer sessions, and the achievement of effectiveness milestones to develop a hair removal curve that depicts how customers obtain the benefit of the Service over time. This output method provides a faithful representation of the transfer of services as the benefits of hair removal treatments (hair removed) are not distributed equally over the service period. As time passes, customer treatment frequency begins to slow as customers approach achievement of a satisfactory level of permanent hair reduction.
While the Guarantee is a lifetime guarantee, the Company recognizes revenue for the Guarantee on a straight- line basis over the period of time it expects to perform, which is estimated to be over the 21-month period beginning after the completion of the Service period. The 21-month period of recognition is based on historical treatment data. A straight-line approach is a faithful depiction of the transfer of service because upon completion of the Service, customers benefit from the Guarantee being available to them evenly across the 21-month period of recognition.
Deferred Revenue
Deferred Revenue represents payments received in advance from customers or amounts currently due and payable for products and services in advance of the Company providing products or services. Payments generated by hair removal service contracts that are received in advance are recognized as the performance obligations are satisfied.

MILAN PARENT, LLC AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
1. Description of Business and Summary of Significant Accounting Policies (Continued)
The table below summarizes the changes in the balance of deferred revenue for the periods presented (dollars in thousands):
	June 30, 2021	December 31, 2020
Beginning balance	$36,868	$18,842
Additions to deferred revenue	99,972	87,722
Deferred revenue recognized	(72,121)	(69,696)
Ending balance	$64,719	$36,868
As of June 30, 2021, the aggregate amount of the transaction price allocated to remaining performance obligations was $64.7 million. The Company expects to recognize $49.2 million of deferred revenue over the next twelve months. The maximum period over which the Company recognizes deferred revenue is 48 months.
Advertising Costs
Advertising costs are expensed as incurred. Advertising costs were approximately $6.9 million and $4.3 million for the six months ended June 30, 2021 and 2020, respectively.
Recently Issued Accounting Pronouncements
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This guidance requires an entity to recognize lease liabilities and right-of-use assets for all leases on the balance sheet and to disclose key information about the entity’s leasing arrangements. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, with earlier adoption permitted. In July 2018, the FASB released an amendment that allows companies the option of using the effective date of the new standard as the initial application (at the beginning of the period in which it is adopted, rather than at the beginning of the earliest comparative period) and to recognize the effects of applying the new ASU as a cumulative effect adjustment to the opening balance sheet or retained earnings. The Company will adopt the new guidance on January 1, 2022. The Company plans to elect a series of practical expedients upon adoption, which permits the Company to not reassess the Company’s prior conclusions about lease identification, lease classification, and initial direct costs. In addition, the Company plans to elect a practical expedient to not separate lease and non-lease components for all leases and also plans to not elect the hindsight practical expedient. The Company continues to evaluate the impact that the adoption of ASU 2016-02 will have on its financial statements and related disclosures.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, as amended, which requires the measurement and recognition of expected credit losses for financial assets not held at fair value. ASU No. 2016-13 replaces the existing incurred loss impairment model with a forward-looking expected credit loss model which will result in earlier recognition of credit losses. ASU 2016-13 also expands the disclosure requirements to enable users of financial statements to understand the entity’s assumptions, models and methods for estimating expected credit losses. The amendments in this update, as amended, will become effective for the Company for its fiscal year beginning after December 15, 2022, with early adoption permitted. The Company continues to evaluate the impact of the adoption of ASU 2016-13 will have on its financial statements and related disclosures.
In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal Use Software (Topic 350-40) Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing

MILAN PARENT, LLC AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
1. Description of Business and Summary of Significant Accounting Policies (Continued)
Arrangement That is a Service Contract, which requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC Topic 350-40 to determine which implementation costs to defer and recognize as an asset. ASU 2018-15 will be effective for annual periods beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021. Early adoption is permitted, including adoption in any interim period, for all entities. The Company continues to evaluate the impact the adoption of ASU 2018-15 will have on its financial statements.
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848), which provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in ASU 2020- 04 apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The expedients and exceptions provided by the amendments do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022, except for hedging relationships existing as of December 31, 2022, that an entity has elected certain optional expedients for and that are retained through the end of the hedging relationship. The amendments in this Update are effective for all entities as of March 12, 2020 through December 31, 2022. The Company continues to evaluate the impact of the adoption of ASU 2020-04 will have on its financial statements.
2. Fair Value of Derivatives and Financial Instruments
The Company applies fair value accounting for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the unaudited Condensed Consolidated Financial Statements on a recurring basis. ASC 820 — Fair Value (“ASC 820”) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities measured at fair value are classified using the following hierarchy, which is based upon the transparency of inputs to the valuation at the measurement date:
•
Level 1: Quoted market prices in active markets for identical assets or liabilities.

•
Level 2: Inputs, other than Level 1, that are either directly or indirectly observable.

•
Level 3: Unobservable inputs developed using the Company’s estimates and assumptions which reflect those that market participants would use.

The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement.
Assets and Liabilities Measured at Fair Value on a Recurring Basis
The Company had no assets or liabilities measured at fair value on a recurring basis as of June 30, 2021 and December 31, 2020. There were no transfers between Level 1 and Level 2, or into or out of Level 3 for the periods ended June 30, 2021 and December 31, 2020.
Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis
The carrying amounts of accounts receivable and accounts payable approximate their fair value because of the relatively short-term maturity of these instruments.
The fair value of the debt is measured at Level 3 and is determined based on fluctuations in current interest rates, the trends in market yields of debt instruments with similar credit ratings, general

MILAN PARENT, LLC AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
2. Fair Value of Derivatives and Financial Instruments (Continued)
economic conditions and other quantitative and qualitative factors. The carrying value of the debt approximates its fair value as it is variable-rate debt.
3. Intangible Assets, Net
Trade Name intangible assets as of June 30, 2021 and December 31, 2020 were as follows (dollars in thousands):
	June 30, 2021	December 31, 2020
Weighted-average amortization period (in years)	20	20
Gross carrying amount	$215,000	$215,000
Accumulated amortization	(21,706)	(16,375)
Net carrying amount	$193,294	$198,625
Amortization expense for the six months ended June 30, 2021 and 2020 was $5.3 million, respectively.
Estimated future amortization expense related to the trade names is as follows (dollars in thousands):
Fiscal Years Ending:
2021 (from July 1, 2021)	$5,419
2022	10,750
2023	10,750
2024	10,750
2025	10,750
Thereafter	144,875
Total	$193,294
4. Commitments and Contingencies
Lease Obligations
The Company leases space for its laser clinics and corporate office under noncancellable operating leases. A majority of these leases contain provisions for renewal at the Company’s option. The Company had tenant improvement allowances of $2.5 million and $1.9 million as of June 30, 2021 and December 31, 2020, respectively. Certain of the Company’s leases contain provisions for leasehold improvements the Company pays for which are subsequently reimbursed by its lessors. Reimbursable amounts related to these arrangements included in other receivables were $0.6 million and $1.1 million as of June 30, 2021 and December 31, 2020, respectively. Rent expense inclusive of common area maintenance obligations during the six months ended June 30, 2021 and 2020, were approximately $3.6 million and $2.2 million, respectively.

MILAN PARENT, LLC AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
4. Commitments and Contingencies (Continued)
At June 30, 2021 the minimum future lease commitments were as follows (dollars in millions):
Fiscal Years Ending:	Operating Leases
2021 (from July 1, 2021)	$2.9
2022	6.1
2023	6.0
2024	5.8
2025	5.8
2026 and thereafter	25.9
Total minimum lease payments	$52.5
Contingencies
From time to time, the Company may be a party to various claims in the normal course of business. Legal fees and other costs associated with such actions are expensed as incurred. The Company assesses, in conjunction with its legal counsel, the need to record a liability for litigation and contingencies. Reserve estimates are recorded when and if it is determined that a loss related matter is both probable and reasonably estimable. For the periods ended June 30, 2021 and December 31, 2020, the Company had no material pending or threatened litigation.
5. Property and Equipment, Net
The table below summarizes property and equipment which consists of the following:
	June 30, 2021	December 31, 2020
Equipment	$736	$487
Furniture and Fixtures	482	351
Laser Equipment	10,570	8,256
Leasehold Improvements	13,060	10,181
Software	448	448
Construction in Process	4,950	1,500
	30,246	21,223
Less Accumulated depreciation and amortization	(3,798)	(2,415)
Property and equipment, net	$26,448	$18,808
Depreciation and amortization expense during the six months ended June 30, 2021 and 2020 totaled approximately $1.4 million and $0.7 million, respectively.

MILAN PARENT, LLC AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
6. Financing Arrangements
	June 30, 2021	December 21, 2020
Term Loan	$235,000	—
Revolving Credit Facility	—	—
Less: current portion	(2,350)	—
Total long-term debt	232,650	—
Less: unamortized deferred financing costs	(5,720)	—
Total long-term debt, net	$226,930	—
2019 Credit Facility
During 2019, the Company entered into a credit agreement consisting of a revolving credit facility in the aggregate amount of $10,000,000 (the “2019 Facility”). The maturity date of the 2019 Facility is August 2024. The 2019 Facility was paid in full in June 2020 and terminated in connection with our entry into the 2021 Credit Facility described below.
Borrowings under the 2019 Facility bear variable interest of either (i) an “Adjusted Eurodollar Rate” plus 2.50% or (ii) a “Base Rate” plus 1.50%. The “Adjusted Eurodollar Rate” is determined by reference to published LIBOR rates, adjusted for statutory reserves and subject to a minimum rate of 0%. The “Base Rate” is defined as the greatest of (i) Fed Funds Rate plus 0.50%, (ii) Adjusted Eurodollar for one month plus 1.00% and (iii) “prime rate” and subject to a minimum rate of 1.00%.
There were no amounts outstanding on the 2019 Facility as of December 31, 2020 and the Company was in compliance with its financial covenants under the 2019 Facility as of December 31, 2020 and through April 2021, when the 2019 Facility was terminated.
2021 Credit Facility
On April 27, 2021, Milan Laser Holdings LLC, as Borrower, entered into a credit agreement consisting of (i) a $235.0 million term loan facility (the “Term Facility”) with a maturity date of April 2027 and (ii) a $20.0 million revolving credit facility (the “Revolver”) with a maturity date of April 2026. The proceeds of the Term Facility were used to pay a distribution to the equity holders of the Company, and for working capital and other general corporate purposes. The Revolver replaced the 2019 Facility revolving line of credit, under which there were no amounts outstanding at April 27, 2021. The Borrower incurred debt issuance costs of approximately $5.9 million that will be amortized over the remaining term of the Term Facility. As of June 30, 2021, there were no amounts drawn on the Revolver.
All future borrowings under the Revolver are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties. The revolver is subject to a 6.00 to 1.00 maximum Total Net Leverage Ratio (as defined in the documentation governing the 2021 Facility) springing financial maintenance covenant, which is tested for each fiscal quarter when, as of the end of such fiscal quarter, any loans outstanding under the Revolver, together with letters of credit issued and outstanding under the Revolver (other than undrawn letters of credit up to $2.5 million and cash collateralized letters of credit), exceed 35% of the amounts then outstanding under the Revolver (subject to certain exceptions). Proceeds of the loans under the Revolver can be used for working capital and general corporate purposes.
Borrowings under the 2021 Facility bore variable interest of either (i) an “Adjusted Eurodollar Rate” plus 5.00% or (ii) a “Base Rate” plus 4.00%. The “Adjusted Eurodollar Rate” is determined by reference to published LIBOR rates, adjusted for statutory reserves and subject to a minimum rate of 1.0%. The

MILAN PARENT, LLC AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
6. Financing Arrangements (Continued)
“Base Rate” is defined as the greatest of (i) Fed Funds Rate plus 0.50%, (ii) Adjusted Eurodollar for one month plus 1.00% and (iii) “prime rate” and subject to a minimum rate of 1.00%. Interest expense for the six months ended June 30, 2021 was $2.7 million. As of June 30, 2021, the effective interest rate on borrowings was 6.43%.
On the last business day of each calendar quarter, the Borrower is required to pay each revolving lender a commitment fee of 0.50% per annum multiplied by the average daily unused commitments under the Revolver.
The Borrower is required to repay the Term Facility in an amount equal to 1.0% per annum of the initial principal amount of the Term Facility, payable quarterly. The Term Facility requires, among other things, mandatory prepayments with the proceeds of Excess Cash Flow (as defined in the documentation governing the 2021 Facility) on an annual basis commencing with the fiscal year ending December 31, 2022 in an amount dependent on the First Lien Net Leverage Ratio.
Voluntary prepayments of the Term Facility and reductions of Revolver commitments are permitted, in whole or in part, with prior notice, without premium or penalty (except Eurocurrency breakage costs and with respect to the Term Facility, a 1.0% prepayment premium upon a Repricing Event (as defined in the documentation governing the 2021 Facility) prior to April 27, 2022), in minimum amounts as set forth in the Credit Agreement. Borrowings under the Term Facility that are repaid may not be reborrowed, but any amounts repaid under the Revolver may be reborrowed.
Indebtedness under the 2021 Facility is guaranteed, on a joint and several basis, by Milan Intermediate LLC and all of the Borrower’s material wholly-owned U.S. subsidiaries, subject to customary exceptions for excluded subsidiaries, and is secured by a first priority security interest in substantially all of the Borrower and the guarantors’ existing and future property and assets, including accounts receivable, inventory, equipment, general intangibles, IP, investment property, other personal property, cash and proceeds of the foregoing. As of June 30, 2021, the Borrower is in compliance with all applicable covenants.
7. Defined Contribution Plan
The Company sponsors a defined contribution 401(k) plan (the “Plan”). The Plan is a deferred retirement arrangement intended to qualify under section 401(k) of the Code and under which eligible employees may elect to contribute a percentage of their eligible compensation. Full-time employees who are 21 years of age or older and who were not highly compensated employees as defined by the Code are eligible to participate in the Plan upon completion of one year of service and at least 1,000 hours. The Company matches 100% of the first 3% of employee contributions, plus 50% on the next 2% of employee contributions. The Company’s contribution expense related to the Plan was approximately $0.2 million and $0.1 million for the six months ended June 30, 2021 and 2020, respectively.
8. Stock-Based Compensation
Under the Phantom Incentive Plan (the “Phantom Plan”), the Company may grant phantom units (the “Phantom Units”), which represent the award recipient’s right to receive either the Company’s Class A Units or cash at the Company’s election upon vesting. The Company has issued two types of Phantom Units: (1) units which vest over time (“Time Units”) and (2) units which vest based upon achieving performance measures (“Performance Units”). The Phantom Units are classified as equity awards. The Company accounts for forfeitures as an adjustment to compensation cost as they occur.
The Company estimates grant date fair value using a Black-Scholes option pricing model. The following assumptions were used in determining the grant date fair value for the Phantom Units granted during the period below, and there were no Phantom units granted in the six months ended June 30, 2020.:

MILAN PARENT, LLC AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
8. Stock-Based Compensation (Continued)
	Six Months Ended June 30,
	2021	2020
Expected term in years	2.06 – 4.07	N/A
Expected stock price volatility	62.5%	N/A
Risk-free interest rate	0.17% – 0.58%	N/A
Dividend yield	0.0%	N/A
Time Units:
During the six months ended June 30, 2021, the Company granted Time Units to certain employees. These Time Units vest 20% on the grant date and then 20% per year beginning June 24, 2021 through June 24, 2024 and is based upon the continued service of each employee. Time Units granted prior to 2021 vested 20% per year over 5 years. The Company records compensation cost on a straight-line basis over the requisite service period.
A summary of Time Unit activity during the six months ended June 30, 2021 is shown below (fair value is a weighted average per unit):
	Time Units	Weighted Average Fair Value per Unit
Nonvested units as of January 1, 2021	4,660	$233.16
Granted	10,651	$548.27
Vested	(4,926)	$505.04
Forfeited	—	—
Nonvested units as of June 30, 2021	10,385	$427.38
Vested and outstanding units as of June 30, 2021	5,592	$472.10
Compensation cost related to the Time Units is recognized in selling, general and administrative expense. The Company expensed approximately $2.5 million and $0.1 million during the six months ended June 30, 2021 and 2020, respectively.
As of June 30, 2021, there was approximately $4.3 million of unrecognized compensation expense related to unvested Time Units. The unrecognized cost associated with the Time Units is expected to be recognized over a weighted-average period of 1.67 years.
Performance Units:
During the six months ended June 30, 2021, there was no activity related to Performance Units. For the period ended June 30, 2021, the Company determined that it was not probable that the performance conditions of the Performance Units would be met. As of June 30, 2021, none of the Performance Units are vested. The Company did not record compensation expense for the Performance Units for the six months ended June 30, 2021 and 2020. The entire grant date fair value of approximately $0.8 million remains as unrecognized expense.
9. Net Income Per Class A Units
Basic income per unit is calculated by dividing net income by the weighted-average number of units outstanding for the period. Diluted income per unit is calculated by dividing net income by the sum of the weighted-average number of units outstanding and the dilutive impact of the Phantom Units.
The following table reconciles net income and the weighted average units outstanding used in the computations of basic and diluted income per unit (in thousands, except unit and per unit data):

MILAN PARENT, LLC AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
9. Net Income Per Class A Units (Continued)
	Six Months Ended June 30,
	2021	2020
Net income (loss)	$9,998	$(2,708)
Weighted average shares outstanding – basic	247,631	247,631
Dilutive impact of phantom units	4,754	—
Weighted average shares outstanding – diluted	252,385	247,631
Per common share:
Basic income per share	$40.37	$(10.94)
Diluted income per share	$39.61	$(10.94)
For the six months ended June 30, 2021, the earnings per share calculations excludes the dilutive effect of 1,353 time units from the awards granted on June 1, 2021, that were anti-dilutive. The Company also excludes the effect of 5,325 contingently issuable shares related to performance units as all necessary conditions had not been met to be considered dilutive shares as of the six months ended June 30, 2021.
For the six months ended June 30, 2020, the Company had a net loss and hence the earnings per share calculation excludes the effect of 2,526 time units under the treasury stock method. The Company also excludes the effect of 3,328 contingently issuable shares related to performance units as all necessary conditions had not been met to be considered dilutive shares as of the six months ended June 30, 2020.
Unaudited Pro Forma Net Income Per Class A Units
The unaudited pro forma income per unit reflects the application of        units from the proposed IPO (assuming the mid-point of the IPO price range) that are necessary to cover the $248.1 million distribution to members on April 27, 2021, which was in excess of the Company’s historical earnings. Net income has been adjusted to assume no interest was paid on the incremental 2021 Facility entered into in order to finance the distribution.
Six Months Ended June 30, 2021
Net income (loss)	$9,998
Adjust for interest paid on 2021 Facility	2,746
Pro forma net income	12,744
Weighted average shares outstanding – basic	247,631
Dilutive impact of phantom units	4,754
Add: common shares offered hereby to fundthe dividend in excess of earnings
Pro forma weighted average units outstanding – diluted
Basic income per unit
Diluted income per units
10. Subsequent Events
On June 15, 2021, the Company and Elizabeth Allison, entered into an offer letter (the “Allison Offer Letter”), providing for her position as President of the Company with a start date of July 19, 2021.

MILAN PARENT, LLC AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
10. Subsequent Events (Continued)
The Allison Offer Letter provides that Ms. Allison is entitled to a base salary and a semi-annual cash bonus. Ms. Allison was also entitled to a sign-on bonus. Pursuant to the Allison Offer Letter, in the event the initial public offering (“IPO”) occurs by July 19, 2022, Ms. Allison will be entitled to receive (i) stock options under the public company equity plan to purchase shares of common stock equal to a 1% ownership interest in the Company on a fully diluted basis, which shall vest over a period no longer than five years from the date of the IPO and (ii) restricted stock units based on a number of shares with a fair value equal to $1,500,000 as of the date of the initial public offering, which shall vest on July 19, 2024. In the event the IPO does not occur by July 19, 2022, Ms. Allison will be entitled to receive (a) a phantom equity grant under the Phantom Plan assuming a $1 billion equity valuation of Milan and equal to a notional 1% ownership interest in Milan (“Initial Phantom Grant”), and (b) at the board’s discretion, an additional phantom equity grant under the Phantom Plan up to a notional 0.5% ownership interest in Milan, based upon the Q4 2021 valuation of Milan, as determined in the good faith discretion of the board (“Discretionary Phantom Grant”). The Initial Phantom Grant and the Discretionary Phantom Grant will each vest in five equal annual installments, with the Initial Phantom Grant vesting commencing on July 19, 2021 and the Discretionary Phantom Grant vesting commencing on January 19, 2022.
Subsequent events have been evaluated and disclosed through September 24, 2021, the date of issuance of these Condensed Consolidated Financial Statements. For purposes of this filing, the Company has evaluated the effects of subsequent events through October 15, 2021.

           Shares
Milan Laser Inc.
Class A Common Stock

PROSPECTUS

Goldman Sachs & Co. LLC
Jefferies
                 , 2021

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 13.    Other expenses of issuance and distribution.
The following table sets forth all fees and expenses, other than the underwriting discounts and commissions payable solely by Milan Laser Inc. in connection with the offer and sale of the securities being registered. All amounts shown are estimated except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the New York Stock Exchange listing fee.
SEC registration fee	$	*
FINRA filing fee		*
New York Stock Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky qualification fees and expenses		*
Transfer agent fees and expenses		*
Miscellaneous fees and expenses		*
Total	$	*

*
To be filed by amendment

Item 14.    Indemnification of directors and officers.
Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation provides that no director of Milan Laser Inc. shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.
Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
Upon consummation of the Transactions, our amended and restated certificate of incorporation and amended and restated bylaws will provide indemnification for our directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware. We will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.
Prior to the consummation of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for the reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation and amended and restated bylaws.
We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.
In any underwriting agreement we enter into in connection with the sale of Class A common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act, against certain liabilities.
Item 15.    Recent sales of unregistered securities.
On August 3, 2021, Milan Laser Inc. agreed to issue 100 shares of common stock, par value $0.01 per share, which will be redeemed upon the consummation of the Transactions, to Milan Parent, LLC in exchange for $1.00. The issuance was exempt from registration under Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving any public offering.

Item 16.    Exhibits and financial statements.
(a)
Exhibits

The following documents are filed as exhibits to this registration statement.
Exhibit No.
1.1*	Form of Underwriting Agreement.
3.1	Certificate of Incorporation of Milan Laser Inc., as in effect prior to the consummation of the Transactions.
3.2*	Form of Amended and Restated Certificate of Incorporation of Milan Laser Inc., to be in effect upon the consummation of the Transactions.
3.3	Bylaws of Milan Laser Inc., as in effect prior to the consummation of the Transactions.
3.4*	Form of Amended and Restated Bylaws of Milan Laser Inc. to be in effect upon the consummation of the Transactions.
4.1*	Specimen Stock Certificate evidencing the shares of Class A common stock.
5.1*	Opinion of Latham & Watkins LLP.
10.1*	Form of Tax Receivable Agreement, to be effective upon the consummation of the Transactions.
10.2*	Form of Third Amended and Restated Limited Liability Company Agreement of Milan Parent, LLC, to be effective upon the consummation of the Transactions.
10.3*	Form of Registration Rights Agreement, to be effective upon the consummation of the Transactions.
10.4*	Form of Stockholders Agreement, to be effective upon the consummation of the Transactions.
10.5	Credit and Guaranty Agreement, dated as of April 27, 2021 by and among Milan Laser Holdings LLC, as Borrower, Milan Intermediate LLC, the other guarantors party thereto, Owl Rock Capital Corporation as Administrative Agent and Collateral Agent and the lenders and issuing banks party thereto from time to time.
10.6*#	2021 Incentive Award Plan of Milan Laser Inc.
10.7*#	2021 Employee Stock Purchase Plan of Milan Laser Inc.
10.8*#	Milan Parent, LLC Amended and Restated 2019 Phantom Incentive Equity Plan
10.9#	Offer Letter, dated August 3, 2020, between Clint Weiler and Milan Parent, LLC.
10.10#	Offer Letter, dated June 15, 2021, between Elizabeth Allison and Milan Parent, LLC.
10.11*#	Non-Employee Director Compensation Program.
10.12*#	Form of Indemnification Agreement to be entered into by and between Milan Laser Inc. and certain directors and officers, to be effective upon the closing of this offering.
10.13	Form of Management Services Agreement.
10.14*#	Employment Agreement, between Shikhar Saxena and Milan Parent, LLC.
10.15*#	Employment Agreement, between Abram Schumacher and Milan Parent, LLC.
21.1	List of Subsidiaries of Milan Laser Inc.
23.1	Consent of KPMG LLP, as to Milan Laser Inc.
23.2	Consent of KPMG LLP, as to Milan Parent, LLC.
23.3*	Consent of Latham & Watkins LLP (contained in its opinion filed as Exhibit 5.1 hereto).
99.1	Consent of Abram Schumacher to be listed as a director nominee.
99.2	Consent of Evan Hershberg to be listed as a director nominee.
99.3	Consent of Benjamin Funk to be listed as a director nominee.
99.4	Consent of Kris Galashan to be listed as a director nominee.
99.5	Consent of Tonya Robinson to be listed as a director nominee.
99.6	Consent of Tracey Abbot to be listed as a director nominee.

*
To be filed by amendment

#
Indicates management contract or compensatory plan

Item 17.    Undertakings.
(a)
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Milan Laser Inc. pursuant to the foregoing provisions, or otherwise, Milan Laser Inc. has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Milan Laser Inc. of expenses incurred or paid by a director, officer or controlling person of Milan Laser Inc. in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Milan Laser Inc. will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)
The undersigned hereby further undertakes that:

(1)
For purposes of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by Milan Laser Inc. pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, Milan Laser Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Omaha, state of Nebraska, on this 15th day of October, 2021.
Milan Laser Inc.
By:
/s/ Shikhar Saxena

Shikhar Saxena
Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities set forth opposite their names and on the date indicated above.
Signature	Title	Date
/s/ Shikhar Saxena Shikhar Saxena	Chief Executive Officer and Director (Principal Executive Officer)	October 15, 2021
/s/ Clint Weiler Clint Weiler	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	October 15, 2021